Exhibit 99.3

U.S. Information Statement

(comprising a prospectus prepared in accordance with the laws of the Grand Duchy of Luxembourg (the
“prospectus”) and certain additional information incorporated by reference therein)

Prospectus dated December 15, 2010.

APERAM is a Luxembourg public limited company (société anonyme) with its registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 155908 (the “Company”).

As previously announced, ArcelorMittal is exploring the possibility of separating its stainless and specialty steels businesses from its global steel and steel related products businesses. If the shareholders of ArcelorMittal vote to approve the separation, they will receive ordinary shares of the Company, which will own ArcelorMittal’s stainless and specialty steels businesses, following the completion of the legal spin-off of the said businesses from ArcelorMittal into the Company. ArcelorMittal and the Company will be independent from each other after the separation. This prospectus relates to the establishment of the Company and the allocation of its ordinary shares as described above. Except where otherwise noted, this prospectus has been prepared assuming approval of the spin-off by the shareholders of ArcelorMittal at the extraordinary general meeting of the shareholders, expected to be convened on January 25, 2011.

The spin-off that is the subject of this prospectus is dependent on the conditions precedent described in “The Spin-off and Listing — Spin-off and Listing Details — Conditions to the Effectiveness of the Spin-off” of this prospectus and this prospectus describes the Company and its subsidiaries as it is expected to be immediately after the completion of the spin-off (as well as the stainless and specialty steels businesses of ArcelorMittal prior to the spin-off). It is possible that some of these conditions will not be met. In particular the spin-off that is the subject of this prospectus must be approved by the ArcelorMittal extraordinary shareholders’ meeting by a two-thirds majority of the shareholders present or represented. It is possible that this legal majority will not be attained and, consequently, that it will not be possible to carry out the spin-off that is the subject of this prospectus.

Application will be made to the relevant authorities for the admission of the Company shares to trading on the Luxembourg Stock Exchange’s regulated market and for the listing of these shares on the Official List of the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris (each as defined herein).

This document constitutes a prospectus (in the form of a single document) for the purposes of Article 5(3) of Directive 2003/71/EC (together with any applicable implementing measures in any EU Member State, the “Prospectus Directive”) and has been prepared in accordance with the Luxembourg law of July 10, 2005 relating to prospectuses for securities, as amended, (the “Prospectus Law”) and the rules promulgated thereunder. This prospectus has been filed with and approved by the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) on December 15, 2010 for the purpose of the admission to trading of the Company shares on the regulated market of the Luxembourg Stock Exchange, on Euronext Amsterdam and Euronext Paris. The CSSF will provide a notification of the approval, together with a copy of the approved prospectus, to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”), and to the French Autorité des marchés financiers (the “AMF”). This prospectus and any supplement to this prospectus will be published on the official website of the Luxembourg Stock Exchange http://www.bourse.lu.

Distribution of this prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this prospectus are urged to inform themselves of any such restrictions which may apply in their jurisdiction and to observe them. ArcelorMittal and the Company disclaim all responsibility for any violation of such restrictions by any person.

i

This prospectus contains certain risk factors, which are described in the section “Risk Factors” and must be carefully taken into consideration. The occurrence of some or all of these risks may have a material adverse effect on the Company, its business, image, financial situation, earnings, or ability to achieve its objectives.

This prospectus may be supplemented pursuant to article 13 of the Prospectus Law.

Incorporation by Reference of Information into this U.S. Information Statement

The Company is incorporating by reference certain information into this U.S. Information Statement, meaning that it is disclosing important information by referring you to other documents. The information incorporated by reference is deemed to be part of this U.S. Information Statement, except for any information superseded by this U.S. Information Statement.

This U.S. Information Statement incorporates by reference the following documents:

•                               Exhibit 99.1 of ArcelorMittal’s current report on Form 6-K, dated October 26, 2010, relating to the release of ArcelorMittal’s results for the quarter ended September 30, 2010 (available at: http://www.sec.gov/Archives/edgar/data/1243429/000090342310000595/arcelormittal6k-ex991_1026. htm);

•                               Exhibit 99.1 of ArcelorMittal’s current report on Form 6-K, dated July 28, 2010, relating to the release of ArcelorMittal’s results for the six months ended June 30, 2010 (available at: http://www.sec.gov/Archives/edgar/data/1243429/000090342310000421/arcelormittal-6kex991_0728. htm); and

•                               ArcelorMittal’s annual report on Form 20-F, dated February 12, 2010, for the fiscal year ended December 31, 2009 (available at: http://www.sec.gov/Archives/edgar/data/1243429/000119 312510030759/d20f.htm).

We urge you to review the documents incorporated by reference, together with this U.S. Information Statement, carefully. Copies of the documents incorporated by reference are available without charge on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) (http://www.sec.gov), on the ArcelorMittal website (http://www.arcelormittal.com) and upon request to ArcelorMittal. No other documents or information found on, or linked through, the ArcelorMittal website is incorporated by reference into this U.S. Information Statement.

Available Information

The Company’s ordinary shares will not be listed on any U.S. national securities exchange. The Company will not be required to file periodic reports with the SEC under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Company will be exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act. Pursuant to that rule, certain financial and business information filed publicly by the Company or made available to its shareholders will be published by the Company on its website.

This U.S. Information Statement speaks only as of its date, and the delivery of this U.S. Information Statement, at any time and under any circumstances, does not create any implication that there has been any change in the affairs of ArcelorMittal or the Company since the date hereof. No person has been authorized to give any information or to make any representation other than those contained in this U.S. Information Statement and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. This U.S. Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any shares to any person in any circumstance.

This document has been prepared exclusively for distribution in the United States. The distribution of this U.S. Information Statement in certain jurisdictions may be restricted by law.

RESPONSIBILITY STATEMENT

The Company is responsible for the information contained in this prospectus. The Company, having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge as at the date of this prospectus, the information contained in this prospectus is in accordance with the facts and contains no omission likely to affect its import.

TABLE OF CONTENTS

SUMMARY	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	7
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	11
RISK FACTORS	13
KEY FINANCIAL INFORMATION	29
Selected Financial Data	29
Capitalization and Indebtedness	31
INFORMATION ON THE COMPANY	33
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	60
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	90
Directors and Senior Management	90
Compensation	95
Board Practices/Corporate Governance	97
Share Ownership	104
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	105
Major Shareholders	105
Related Party Transactions	106
PRO FORMA FINANCIAL INFORMATION	107
Export Sales	114
Legal Proceedings	114
Dividend Policy	117
Significant Change	117
THE SPIN-OFF AND LISTING	118
Spin-off and Listing Details	118
Market	133
ADDITIONAL INFORMATION	134
Share Capital	134
Articles of Association	134
Material Contracts	144
Exchange Controls	144
Taxation	145
Dividends and Paying Agents	168

v

Auditors	168
Documents on Display	168
Expenses	168
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	169
HISTORICAL COMBINED FINANCIAL STATEMENTS	F-1

SUMMARY

This summary must be read as an introduction to this prospectus and any investment decision should be based on a consideration of this prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an “EEA State”), no civil liability will attach to the Company in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

The spin-off that is described herein is subject to conditions precedent described in “Background and Reasons for and Conditions to the Spin-off” (and “The Spin-off and Listing — Spin-off and Listing Details — Conditions to the Effectiveness of the Spin-off”) and below is a description of the Company as it is expected to be immediately after the completion of the spin-off (as well as the stainless and specialty steels businesses of ArcelorMittal prior to the spin-off).

Overview

APERAM is a leading global stainless and specialty steel producer based on its annual production capacity of 2.5 million tonnes in 2009. It is the largest stainless and specialty steel producer in South America and one of the largest producers in Europe. The Company is also a leading producer of high value-added specialty steels products, including grain oriented (“GO”) and non-grain oriented (“NGO”) electrical steels and nickel alloys. Its production capacity is concentrated in six production facilities located in Brazil, Belgium and France. Its distribution network is comprised of 19 steel service centers (“SSCs”), 10 transformation facilities and 30 sales offices. The Company sells its products to customers on three continents in over 30 countries, including customers in the aerospace, automotive, catering, construction, household appliances and electrical engineering, industrial processes, medical and oil & gas industries.

The Company had sales of $2.8 billion and $1.9 billion and shipments of approximately 915 thousand tonnes and 678 thousand tonnes for the six months ended June 30, 2010 and 2009, respectively, and sales of $4.2 billion, $8.4 billion and $9.2 billion and shipments of approximately 1.45 million tonnes, 1.96 million tonnes and 1.94 million tonnes and the years ended December 31, 2009, 2008 and 2007, respectively.

In April 2010, the Company began managing its business according to three operating segments:

•                               Stainless & Electrical Steel. The Company is one of the largest global producers of stainless steel by production capacity. Its shipments for the year ended December 31, 2009 were approximately 1.45 million tonnes. It produces both stainless steel products, including ferritics, bright annealed and wire products, and electrical steels (both GO and NGO steel), with a focus on higher grades. Management believes that the Company’s portfolio of stainless and electrical steel products is one of the broadest among global producers.

•                               Services & Solutions. The Company’s Services & Solutions segment is the sales and distribution arm for its products. This segment also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

•                               Alloys & Specialties. The Company’s Alloys & Specialties segment produced 27,000 tonnes of nickel alloys and specialty stainless steel products in 2009, making it the second largest producer of nickel alloys in Europe and the third largest in the world, according to management. It specializes in the design, production and transformation of various nickel alloys and certain specific stainless steels. Its products are in the form of bars, semis, cold-rolled strips, wire and wire rods and plates and are offered in a wide range of grades.

APERAM also holds interests in certain entities that produce raw materials used as inputs in its production process. It holds a 36.5% interest in BioEnergia, which uses a unique and advanced biomass technology to produce charcoal (biomass), which is subsequently purchased by the Company pursuant to a long-term supply agreement. The Company uses the charcoal (biomass) produced by BioEnergia as a substitute for coke at its Timóteo production facility in Brazil, enabling it to produce stainless and specialty steel products in a more efficient and sustainable manner. The Company also holds an 11.38% interest in General Moly, the operator of one of the world’s largest development projects for the production of molybdenum, with which it has entered into a long-term supply agreement.

The Company’s Strengths

•                               Leading Global Stainless and Specialty Steel Producer

•                               Long-term Growth Potential of the Stainless and Specialty Steel Industry

•                               A Global, Integrated Distribution Network and Proximity to Customers

•                               Effective Working Capital and Risk Management Policies

•                               Leading Research and Development Capabilities

•                               Culture of Continuous Improvement

•                               Dedicated and Motivated Workforce

•                               Ability to Produce Stainless and Specialty Steel Products from Low-cost Charcoal (Biomass)

•                               Strong Values and a Commitment to Sustainability

The Company’s Strategy

Growth

•                               Post-crisis Rebound and Expected Recovery

•                               Growth in Emerging Markets

•                               Development of Competitive and Innovative Products and Applications

Efficiency

•                               Management Gains

•                               Vertical Integration

Sustainability

•                               Provision of Environmentally Sustainable Processes and Solutions

•                               Personnel Development

•                               Community Engagement

Background and Reasons for and Conditions to the Spin-off

ArcelorMittal intends to separate the Company from its global steel business through the allocation of common shares of the Company to ArcelorMittal shareholders. On December 7, 2010, ArcelorMittal’s board of directors approved the spin-off proposal and decided to convene an extraordinary general meeting of the ArcelorMittal shareholders to approve the separation of ArcelorMittal’s stainless steel and specialty steels businesses from its global steel and steel related products businesses, the separation taking the form of a legal spin-off organized under Luxembourg law. At the extraordinary general meeting, which is expected to be convened on January 25, 2011, shareholders of ArcelorMittal will be asked to vote to approve the separation and allocation. If so approved, the spin-off will result in the allocation of Company shares to the ArcelorMittal shareholders. ArcelorMittal believes that the separation of the Company from its global steel business will enhance value for stockholders of the Company by creating significant opportunities and benefits.

The obligation of ArcelorMittal and the Company to complete the spin-off is subject to the satisfaction, or to the extent possible waiver, of the following conditions:

•                               the spin-off, as contemplated by the spin-off proposal and the Directors’ Report (as defined herein), has been approved by the requisite affirmative vote of the general meeting of shareholders of ArcelorMittal and the Company;

•                               the Company has accepted the transfer of ArcelorMittal’s stainless steel business as contemplated by the spin-off proposal and has issued newly created shares of the Company to the shareholders of ArcelorMittal as consideration for the transfer as contemplated by the spin-off proposal;

•                               the Luxembourg Stock Exchange, Euronext Amsterdam N.V. and Euronext Paris have approved the listing and the admission to trading of all shares in the Company to their respective markets; and

•                               no other events or developments shall have occurred that in the judgement of the board of directors of ArcelorMittal and the Company, in their sole and absolute discretion, would result in the spin-off having a material adverse effect on ArcelorMittal, the Company or its shareholders.

The Company shares to be allotted and delivered to the ArcelorMittal shareholders on completion of the spin-off are ordinary fully paid-up shares with no nominal value each share carrying one vote. The Company shares will entitle to dividends as from the day of their issue, which is expected to be January 25, 2011, if no second extraordinary general meeting is required to be convened. The rights attached to the Company shares are described in the Company’s Articles of Association (see Exhibit A).

Risk Factors

The Company’s business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described in detail in “Risk Factors”. The following is a summary list of the risk factors:

Risks Related to the Company and the Stainless and Specialty Steel Industry

•                               The recent downturn in the global economy caused a sharp reduction in worldwide demand for stainless and specialty steels. Should the global economy or the economies of the Company’s key selling markets fail to recover or sustain continued growth, this would have a material adverse effect on the stainless and specialty steel industry and the Company.

•                               Excess capacity and oversupply in the stainless and specialty steel industry globally may hamper the industry’s recovery and/or prolong the downward trend in stainless steel prices.

•                               A slowdown in China’s stainless and specialty steel consumption could have a material adverse effect on global pricing.

•                               Protracted low stainless and specialty steel prices would have a material adverse effect on the Company’s results, as would price volatility.

•                               The Company is dependent on critical raw materials, which are subject to fluctuations in price.

•                               The prices for, and the availability of, energy resources consumed in the manufacture of the Company’s products are subject to volatile market conditions.

•                               Competition from other materials could reduce market prices and demand for stainless and specialty steel products.

•                               Products containing stainless and specialty steels may become obsolete as a result of the emergence of new technologies resulting in reduced demand for the Company’s products.

•                               The introduction of low quality substitution products may negatively affect the image of stainless steel as a high quality product.

•                               The stainless and specialty steel market is characterized by strong competition.

•                               The stocking and destocking of the Company’s products by distributors may impact the price that the Company is able to charge for its products and may result in decisions to reduce production capacity.

•                               Financial difficulties or bankruptcy of one or more of the Company’s major customers could have an adverse impact on the Company’s business.

•                               Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

•                               Unfair trade practices in the Company’s home markets could negatively affect prices and reduce its profitability, while trade restrictions could limit its access to key export markets.

•                               The Company’s results of operations could be affected by fluctuations in foreign exchange rates.

•                               The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect the Company’s business.

•                               Disruptions to the Company’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

•                               Natural disasters could significantly damage the Company’s production facilities.

•                               The Company could experience labor disputes that may disrupt its operations and its relationships with its customers.

•                               The Company’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

•                               The Company may incur environmental liability and investment expenses in connection with its past, present or future operations.

•                               Product liability claims could adversely affect the Company’s operations.

•                               The Company is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities and litigation, among others, regarding its pricing and marketing practices or other antitrust matters.

•                               The Company may be subject to litigation which could be costly, result in the diversion of management’s time and efforts and require it to pay damages and/or prevent it from marketing its existing or future products.

•                               The Company’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

•                               The Company’s operations and products are subject to stringent health and safety laws and regulations that give rise to significant costs and liabilities.

•                               The Company’s income tax liability may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

•                               If the Company were unable to utilize fully its deferred tax assets, its profitability could be reduced.

•                               Some of the Company’s operations depend on joint ventures, consortia and other forms of cooperation, and its business could be adversely affected if its partners fail to observe their commitments.

•                               The Company may need additional capital in the future to sufficiently fund its operations.

•                               The Company’s indebtedness could increase significantly and its credit metrics could deteriorate.

•                               The Company may seek to expand its business partly through acquisitions which, by their nature, involve numerous risks and could have an adverse effect on its financial condition and results of operations.

•                               The Company’s growth strategy is inherently subject to completion and financing risks, which, if realized, could adversely affect its results of operations and financial condition.

•                               Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder votes.

•                               The Company is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Risks Relating to the Reorganization and the Company Operating as an Independent Entity

•                               The Company is no longer able to rely on certain benefits of being part of the ArcelorMittal Group.

•                               The Company may not be able to leverage ArcelorMittal’s relationships and global contacts once it begins operating as an independent company.

•                               The Company will not be able to rely on ArcelorMittal to fund its future capital requirements, and financing from other sources may not be available to it on favorable terms.

•                               If the Company is unable to retain its core senior management team and other key personnel, its business could suffer.

•                               The Company’s Historical Combined Financial Statements and its Unaudited Pro Forma Combined Financial Information may not accurately reflect the Company’s future performance.

Risks Relating to the Company’s Ordinary Shares

•                               The Company’s ordinary shares have not been previously listed and are subject to market fluctuations.

•                               The market price of the Company’s ordinary shares may experience significant volatility.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Defined Terms and Conventions

In this prospectus, the “Company” refers to (i) APERAM as it is expected to be immediately following the spin-off, (ii) APERAM together with its subsidiaries or (iii) the stainless and specialty steels businesses of ArcelorMittal prior to the spin-off (as defined below), in each case as the context requires. “ArcelorMittal” refers to ArcelorMittal, formerly known as Mittal Steel Company N.V., and its subsidiaries, except in each case where otherwise indicated or where the context otherwise requires. “ArcelorMittal Group” refers to ArcelorMittal and its subsidiaries.

In this prospectus, references to “$”, “U.S.$” and “U.S. dollars” are to the United States dollar, the official currency of the United States, references to “real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil, references to “euro”, “euros” or “€” are to the euro, the official currency of the European Union member states participating in the European Monetary Union, and references to “PLN” are to the Polish zloty, the official currency of Poland. Certain information in this prospectus presented in Brazilian reais, euros or PLN has been translated into U.S. dollars. By including the U.S. dollar equivalents, the Company does not represent that the Brazilian reais, euro or PLN amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, foreign currency translations are presented on the basis of the noon buying rate on December 31, 2009, the date of the Company’s most recent audited statement of financial position. As of that date, the noon buying rate for the Brazilian real was 0.5820, for the euro was 1.3098 and for the PLN was 0.3324.

In addition, unless indicated otherwise, or the context otherwise requires, references in this prospectus to:

•                               “annealing” are to the process of heating cold steel to make it more suitable for bending and shaping and to prevent breaking and cracking;

•                               “Articles of Association” are to the articles of association of the Company;

•                               “BioEnergia” are to ArcelorMittal BioEnergia, in which the Company holds a 36.5% interest;

•                               “bright annealing” are to the final annealing lines (with an oven) with a reducing atmosphere which produces a bright annealed finish;

•                               “brownfield project” are to the expansion of an existing operation;

•                               “carbon steel scrap” are to recycled carbon steel that is remelted and recasted into new steel;

•                               “cold rolling” are to the forming method employed after hot rolling;

•                               “crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•                               “downstream” are to finishing operations, for example in the case of flat products, the operations after the production of hot-rolled coil;

•                               “EU-15” means the 15 member states of the European Union prior to enlargement;

•                               “ferritic steel” are to stainless steels which have a low carbon content and contain between 13% and 17% chromium, the main alloying element;

•                               “finishing facilities” are to downstream facilities (including rolling mills, pickle lines, tandem mills, annealing facilities and temper mills);

•                               “General Moly” are to General Moly, Inc., in which the Company holds an 11.38% interest;

•                               “greenfield project” are to the development of a new project;

•                               “integrated mills” are to steel mills encompassing in the same location facilities ranging from meltshops and hot and cold rolling mills to finishing lines;

•                               “IFRS” means International Financial Reporting Standards as adopted by the European Union;

•                               “martensitic” are to a small category of magnetic steels typically containing 12% chromium, a moderate level of carbon and a very low level of nickel;

•                               “Mittal Shareholder” are to Mr. Lakshmi N. Mittal, Mrs. Usha Mittal or any of their heirs or successors, acting directly or indirectly through any entity controlled, directly or indirectly, by any of them;

•                               “pickling” are to the process where steel coils are cleaned using chemical baths to remove impurities, such as rust, dirt and oil;

•                               “production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•                               “sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•                               “slabs” are to compact blocks of crude steel (usually a product of the casting process in steel mills), which are used as a pre-product in hot-rolling mills to produce rolled hot rolled coils or strips;

•                               “spin-off” are to the transfer of the assets comprising ArcelorMittal’s stainless and specialty steels businesses from its carbon steel and mining businesses to the Company, and the pro rata allocation of the ordinary shares of the Company to ArcelorMittal shareholders;

•                               “stainless steel scrap” are to recycled stainless steel materials that are remelted and recasted into new steel;

•                               “steckel mill” are to reversing steel sheet reduction mills with heated coil boxes at each end where steel sheet or plate is sent through the rolls of the reversing mill and then coiled at the end of the mill, reheated in the coil box and sent back through the steckel stands and recoiled;

•                               “upstream” are to operations that precede downstream steel-making, such as coke, sinter, blast furnaces, electric arc furnaces, casters and hot rolling/steckel mills;

•                               “tonnes” are to metric tonnes and are used in measurements involving stainless and specialty steel products (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•                               “W/kg” are to watts per kilogram and are used in measurements involving electrical steel; and

•                               “width” are to the lateral dimension of rolled steel, as opposed to the length or the gauge.

The fiscal years presented in this prospectus are the years ended December 31, 2009, 2008 and 2007, which the Company refers to as “2009”, “2008” and “2007,” respectively.

The Company was recently formed for the purpose of holding ArcelorMittal’s stainless and specialty steels businesses. The Company was initially incorporated under the name ArcelorMittal Stainless & Specialty Steels and its name was changed to APERAM following a notarial deed dated December 10, 2010.

This prospectus contains references to some of the Company’s owned or licensed trademarks, trade names and service marks, which it refers to as its brands. All of the product names and logos included in the prospectus are or will be immediately following the spin-off either the Company’s registered trademarks or those of its licensors.

Certain information provided in this prospectus has been sourced from third parties. The Company confirms that such third-party information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by such third parties, no facts have been omitted which would render the third-party information reproduced herein inaccurate or misleading.

Financial Information

Historical Combined Financial Statements

The Company’s combined financial statements for the three years ended December 31, 2009 (the “Combined Financial Statements”) have been prepared in accordance with IFRS as adopted by the European Union. The unaudited interim condensed combined financial statements for the six months ended June 30, 2010 and 2009 (the “Unaudited Interim Condensed Combined Financial Statements” and, together with the Combined Financial Statements, the “Historical Combined Financial Statements”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).

The Company has prepared the Combined Financial Statements in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). When a subsidiary adopts IFRS later than its parent company, as is the case for the Company, it may measure assets and liabilities required by IFRS 1 based on the subsidiary’s date of transition to IFRS. The Company has elected to prepare the Combined Financial Statements assuming an IFRS transition date of January 1, 2007 and has applied the accounting principles effective as of the end of the year ended December 31, 2009 to all periods presented in the Historical Combined Financial Statements. While the Company and ArcelorMittal have never prepared, presented or issued financial statements or financial information on the basis of the combination presented herein, prior to the Company’s first time adoption of IFRS, it reported financial information to ArcelorMittal in accordance with IFRS as adopted by ArcelorMittal. The result of the Company’s adoption of IFRS had no effect on its opening total equity balance as compared to the financial information reported to ArcelorMittal in accordance with IFRS as adopted by ArcelorMittal.

The Historical Combined Financial Statements have been prepared on a “carve-out” basis from the ArcelorMittal consolidated financial statements using the historical results of operations, assets and liabilities attributable to ArcelorMittal’s stainless and specialty steels businesses, and certain other entities, except for the effects of the first-time adoption of IFRS under IFRS 1 as described above. Substantially all of the subsidiaries within the scope of the Historical Combined Financial Statements were acquired in August 2006 as part of the acquisition of Arcelor by Mittal Steel. In connection with this acquisition, associated goodwill, intangible assets, and certain fair value adjustments were recorded. Any goodwill and fair value adjustments recorded by ArcelorMittal have been recognized in full in the Historical Combined Financial Statements. In addition, the Historical Combined Financial Statements include allocations of expenses from ArcelorMittal. The Historical Combined Financial Statements have been prepared on a historical cost basis, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value, and inventories, which are measured at the lower of net realizable value or cost.

The Historical Combined Financial Statements have been audited by Deloitte S.A., Luxembourg. On September 29, 2010, Deloitte S.A., Luxembourg issued an unqualified audit report on the Historical Combined Financial Statements.

Unaudited Pro Forma Combined Financial Information

The Company’s unaudited pro forma combined financial information (the “Unaudited Pro Forma Combined Financial Information”) has been derived from the Combined Financial Statements and the

Unaudited Interim Condensed Combined Financial Statements in order to present the Company’s financial position as of June 30, 2010 and its results of operations for the six-month period ended June 30, 2010 and the year ended December 31, 2009, as adjusted to give effect to the allocation of the Company’s ordinary shares, the Company’s separation from ArcelorMittal and related financing activities. The Unaudited Pro Forma Combined Financial Information is published solely for illustrative purposes and has not been audited. See “Unaudited Pro Forma Combined Financial Information” elsewhere in this prospectus.

Use of Market Data in this Prospectus

This prospectus includes industry data and projections about the Company’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements regarding the Company’s competitive position contained in this prospectus are based, in part, on public sources. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. In addition, in many cases the Company has made statements in this prospectus regarding its industry and its position in the industry based on internal surveys, industry forecasts and market research, as well as its own experience.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding management’s expectations as to savings from the Company’s cost reduction programs; the anticipated benefits of the Company’s relationships with BioEnergia and General Moly; management’s expectations of the long-term growth potential of the stainless steel industry; the Company’s ability to achieve or maintain ongoing regulatory and environmental compliance in the various jurisdictions in which it operates; the adequacy of the Company’s credit facilities to meet its present and future requirements; and the Company’s expectations regarding its business, growth, future financial condition, results of operations and prospects. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. Forward-looking statements involve known and unknown risks and uncertainties. Although management believes that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of the Company.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this prospectus as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained in this prospectus, the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•                               the failure of the economy to recover from the recent downturn or a prolonged period of weak economic growth, either globally or in the Company’s key markets;

•                               the risk that excessive capacity in the steel industry globally, and especially in China, may hamper the steel industry’s recovery or prolong the downward trend in stainless and specialty steel prices;

•                               the risk of a protracted fall in steel prices or of price volatility;

•                               any volatility or increases in the cost or shortages in the supply of raw materials, energy and transportation;

•                               the risk that unfair practices in the Company’s home markets could negatively affect steel prices and reduce its profitability, while trade restrictions could limit its access to key export markets;

•                               the risk that developments in the competitive environment in the steel industry could have an adverse effect on the Company’s competitive position;

•                               increased competition from other materials or the introduction of low quality substitution products, which could significantly reduce market prices and demand for stainless and specialty steel products;

•                               the stocking and destocking of the Company’s products by distributors, which could impact the price that it is able to charge for its products and may result in decisions to reduce production capacity;

•                               the risk that one or more of the Company’s major customers could have financial difficulties or face bankruptcy;

•                               legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•                               the risk that the Brazilian government’s influence over the Brazilian economy, as well as Brazilian political and economic conditions, could adversely affect the Company’s business;

•                               the risk that the Company’s indebtedness could increase significantly and its credit metrics could deteriorate, rendering it more sensitive to interest rate increases and making it difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•                               the Company’s ability to manage its growth;

•                               the risk that the Company’s joint venture partners fail to observe their commitments or that cash flows from its subsidiaries may not be sufficient to meet its future operational needs or shareholder distribution expectations;

•                               the risk that changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets and goodwill;

•                               the risk that significant capital expenditure and other commitments the Company has made in connection with past acquisitions may limit its operational flexibility and increase its financing requirements;

•                               the risk of labor disputes;

•                               economic policy, political, social and legal risks and uncertainties in the countries in which the Company operates or proposes to operate;

•                               fluctuations in currency exchange rates and the risk of impositions of exchange controls in countries where the Company operates;

•                               the risk of disruptions to the Company’s manufacturing operations or damage to the Company’s production facilities due to natural disasters;

•                               the risk that the Company’s insurance policies may provide inadequate coverage and leave it uninsured against some business risks;

•                               the risk of product liability claims adversely affecting the Company’s operations;

•                               the risk of potential liabilities from investigations and litigation and the risk that the Company would be prevented from marketing its existing or future products;

•                               the risk that the Company’s governance and compliance processes may fail to prevent regulatory penalties or reputational harm;

•                               the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which the Company operates that could cause its tax liability to substantially increase; and

•                               the risk that the Company may not be fully able to utilize its deferred tax assets.

These factors are discussed in more detail in this prospectus, including under “Risk Factors”.

RISK FACTORS

You should consider carefully the following risk factors and other information in this prospectus. The risks described below may not be the only ones that the Company faces. Additional risk factors not currently known or which are currently deemed immaterial may also affect its operations. The Company’s business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The price of the Company’s shares could decline due to any of these risks, and, as a result, you may lose part or all of your investment.

Risks Related to the Company and the Stainless and Specialty Steel Industry

The recent downturn in the global economy caused a sharp reduction in worldwide demand for stainless and specialty steels. Should the global economy or the economies of the Company’s key selling markets fail to recover or sustain continued growth, this would have a material adverse effect on the stainless and specialty steel industry and the Company.

The Company’s business and results of operations are substantially affected by international, national and regional economic conditions. Starting in September 2008 and lasting through much of 2009, a steep downturn in the global economy, resulting in part from uncertainty in credit markets and deteriorating consumer confidence, sharply reduced demand for stainless and specialty steel products worldwide. This had, and to some extent continues to have, a pronounced negative effect on the Company’s business and results of operations.

Although the global economy showed signs of recovery by the end of 2009 and into the first nine months of 2010, should the incipient recovery falter, the outlook for stainless and specialty steel producers will again worsen. In particular, the re-emergence of recessionary conditions or a period of weak growth in Europe, or slow growth in emerging economies that are, or are expected to become, substantial consumers of stainless and specialty steels (such as Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”)) would have a material adverse effect on the stainless and specialty steel industry. Protracted declines in stainless and specialty steel consumption caused by adverse economic conditions in any major markets or by the deterioration of the financial condition of any key customers would have a material adverse effect on demand for, and prices of, the Company’s products and, hence, its results of operations. An uneven recovery, with growth limited to certain regions, or excluding the Company’s key markets of South America and Europe or key industries such as the household appliance and catering industries, would also have an adverse effect on its business, financial condition, results of operations and prospects.

Excess capacity and oversupply in the stainless steel industry globally may hamper the industry’s recovery and/or prolong the downward trend in stainless steel prices.

In addition to economic conditions, the stainless steel industry is affected by global production capacity and fluctuations in stainless steel imports and exports. The stainless steel industry has historically suffered from structural overcapacity, particularly in the EU-15. Production capacity in the developing world, particularly China, has recently increased substantially and China is now the largest global stainless steel producer by a large margin. The balance between China’s domestic production and consumption is accordingly an important factor in global stainless steel prices. Chinese stainless steel exports, or conditions favorable to them (such as excess capacity in China and/or higher market prices for stainless steel in markets outside of China), can have a significant impact on stainless steel prices in other markets, including Europe and South America. Over the short to medium term, the Company is exposed to the risk of stainless steel production increases in China and other markets outstripping increases in real demand, which may weigh on price recovery in the industry as a whole.

A slowdown in China’s stainless and specialty steel consumption could have a material adverse effect on global pricing.

A significant factor in the worldwide strengthening of stainless and specialty steel pricing in recent years has been the significant growth in consumption in China, which at times has outpaced its manufacturing capacity. At times, this has resulted in China being a net importer of stainless and specialty steel products, as well as a net importer of raw materials and supplies required for the manufacturing of these products. A reduction in China’s economic growth rate with a resulting reduction in stainless and specialty steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global stainless and specialty steel demand and pricing.

Protracted low stainless and specialty steel prices would have a material adverse effect on the Company’s results, as would price volatility.

Stainless and specialty steel prices are volatile, reflecting a number of factors, including macroeconomic trends, developments in particular industries and the price of certain raw materials, in particular nickel. After rising steadily in the first half of 2007, stainless steel base prices decreased significantly in the second half of 2007 and subsequently experienced a continuous fall from March 2008 to March 2009, as a result of the financial crisis and a concurrent fall in nickel prices. Stainless steel base prices began to recover in 2009 in line with a general improvement in the global economy, an increase in nickel prices and an apparent increase in demand caused by the significant destocking that took place during the financial crisis. However, stainless steel prices peaked in the fourth quarter of that year, after which they began to fall again as concerns about the pace of the global recovery affected demand and nickel prices began to fall. This trend, however, slowed in the first quarter of 2010. Stainless steel prices subsequently rose significantly in the second quarter of 2010 and have since stabilized. Although stainless steel prices have recovered somewhat, the extent of the recovery in real demand, and any potential return to pre-crisis price levels, remains uncertain. A sustained price recovery will most likely require broad economic recovery in order to underpin an increase in real demand for stainless steel products by end users. A resumed downturn in stainless steel prices would materially and adversely affect the Company’s sales and profitability, and could lead to the potential write-down of stainless steel products and raw materials inventories as well as certain of the Company’s tangible assets.

The Company is dependent on raw materials, which are subject to fluctuations in price.

Stainless and specialty steel production requires substantial amounts of raw materials (primarily nickel, chromium, molybdenum, stainless and carbon steel scrap, coke and/or charcoal (biomass), and iron ore). The Company is exposed to price volatility with respect to each of these raw materials, which it purchases mainly under short- and long-term contracts, but also on the spot market. While increases in the prices of raw materials, such as nickel, ferrochrome and molybdenum, are normally passed on to customers, the Company is subject to the risk that in an environment of declining raw materials prices, such as occurred in the second half of 2007, it will be subject to higher raw material costs as compared to spot market prices, which would have a negative impact on its margins and profitability.

The Company is also subject to the risk that it may be unable to acquire certain of its raw materials on a timely basis, on acceptable price and other terms, or at all. While the Company will act independently from ArcelorMittal in connection with the acquisition of its key strategic raw materials, such as nickel, chromium, molybdenum and stainless steel scrap, under the terms of the Purchasing Services Agreement for Europe (the “Purchasing Services Agreement”), the Brazilian Cost Sharing Agreement (the “Brazilian Cost Sharing Agreement”) and the Sourcing Services Agreement for Europe (the “Sourcing Services Agreement”), it will continue to depend upon ArcelorMittal for certain advisory and/or procurement services and activities in relation to certain other raw materials and the supply of certain quantities of such raw materials, including energy (electricity, natural gas, industrial gas), ferro-alloys and certain base materials, operating materials

(rolls, electrodes, refractories) and industrial products and services. There can be no assurance that ArcelorMittal will be able to advise the Company successfully or procure sufficient quantities of the raw materials that the Company will depend upon ArcelorMittal to procure. If the Company is unable to obtain adequate and punctual deliveries of required raw materials, it may be unable to manufacture sufficient quantities of its products in a timely manner (especially those products requiring long lead times or which involve complex manufacturing processes), which could cause the Company to lose customers, incur additional costs, delay new product introductions or suffer harm to its reputation.

In addition, the availability and prices of raw materials may be negatively affected by, among other factors:

•                               new laws or regulations;

•                               suppliers’ allocations to other purchasers;

•                               business continuity of suppliers;

•                               interruptions in production by suppliers;

•                               accidents or other similar events at suppliers’ premises or along the supply chain;

•                               wars, natural disasters and other similar events;

•                               fluctuations in exchange rates;

•                               consolidation in steel-related industries; or

•                               the bargaining power of raw material suppliers and the availability and cost of transportation.

Any prolonged interruption in the supply of raw materials, or increases in raw material costs which cannot be passed on to customers, could adversely affect the Company’s business, financial condition, results of operations or prospects.

The prices for, and the availability of, energy resources consumed in the manufacture of the Company’s products are subject to volatile market conditions.

The prices for, and the availability of, electricity, natural gas and other energy resources used by the Company in the manufacture of its products are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond the Company’s control. Disruptions in the supply of energy resources could temporarily impair the Company’s ability to manufacture products for its customers. Furthermore, increases in energy costs or changes in costs relative to energy costs paid by competitors have had and may continue to have an adverse effect on the Company’s profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Competition from other materials could reduce market prices and demand for stainless and specialty steel products.

In many applications, stainless and specialty steels compete with other materials that may be used as substitutes, such as aluminum, cement, composites, glass, plastic and carbon steel. Any future government regulatory initiatives mandating or encouraging the use of such materials in lieu of stainless or specialty steel products, whether for environmental or other reasons, as well as the development of other new substitutes for stainless or specialty steel products, could significantly reduce market prices and demand for stainless and specialty steel products and thereby reduce the Company’s sales, cash flow and profitability.

Products containing stainless and specialty steels may become obsolete as a result of the emergence of new technologies, resulting in reduced demand for the Company’s products.

In the past, the emergence of new technologies has resulted in certain products containing stainless and specialty steels becoming obsolete. For instance, the introduction of digital cameras has resulted in a sharp decline in the consumption of rolls of film, whose housings are made of carbon steel. In addition, the rise in popularity of flat screen television sets has led to a decline in demand for cathode ray tube television sets, which use magnetic shields and shadow masks that are made from nickel alloys. If in the future new technologies result in other products that contain stainless and specialty steels becoming obsolete, demand for the Company’s products could be adversely affected, which could, in turn, have an adverse effect on its profitability and cash flows.

The introduction of low quality substitution products may negatively affect the image of stainless steel as a high quality product.

Stainless steel is a niche product well known for its high quality, long service and durability. The introduction of low quality stainless steel grades may threaten the positive image of stainless and specialty steel products.

By way of example, chrome-manganese austenitic stainless steel grades (referred to as “standard 200 series” grades), with well-defined and well-documented technical properties, have proved acceptable materials for specific applications for many years. However, there has recently been a significant increase in the use of new and more economical chrome-manganese grades (referred to as “new 200 series” grades), notably in Southeast Asia and especially China. The increase in the production and use of these “new 200 series” grades is not currently matched by an adequate level of user knowledge. There is, therefore, a risk that they may be used in unsuitable applications as an ill-judged cost-saving strategy, or through lack of knowledge about the in-service conditions necessary for this material to perform well over time.

As yet, there are no international standards or references for the proper use of “new 200 series” grades. The properties of some of these grades are, in many respects, not comparable to those of well established stainless steels, notably in terms of corrosion resistance, formability and weldability. However, a buyer could mistakenly assume these grades to be the equal of chrome-nickel austenitic grades, which are widely known to be non-magnetic. There have been cases of mislabeling and fraud, which could seriously threaten stainless steel’s positive image. In addition, other potential concerns surrounding “new 200 series” grades include problems with scrap traceability and pollution in the recycling process. The introduction of such inappropriate competing technologies may have a negative impact on the image of stainless steels and could, therefore, have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The stainless and specialty steel market is characterized by strong competition.

The Company faces strong competition from other producers of stainless and specialty steels. Competitors may develop production technologies and products that are more cost effective than those of the Company, which could have a negative impact on its ability to increase its market share while maintaining profitability. Large, diversified producers of stainless and specialty steels may also use their resources, which could be greater than the Company’s, in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for the Company’s products.

In addition, competition from global stainless and specialty steel manufacturers with significant production capacity and from new market entrants could result in significant price competition, declining margins and reductions in the Company’s sales. By way of example, emerging stainless steel capacity in China has effectively eliminated a large export market, intensifying competition in other markets and contributing to excess capacity, which has had a significant impact on stainless steel base prices.

Any intensification of competition in the Company’s markets could lead to a decline in sales and/or an increase in costs, which could have a material adverse effect on its business, financial condition and results of operations or cash flows.

The stocking and destocking of the Company’s products by distributors may impact the price that the Company is able to charge for its products and may result in decisions to reduce production capacity.

Distributors of stainless and specialty steels typically undertake stainless steel purchasing decisions based on both speculation of raw material price trends and stainless steel demand. When raw material prices or demand for stainless steel products are expected to increase, distributors tend to increase their purchases with the goal of on-selling such products at a later date at a higher price. When distributors deplete their inventories, the market can become flooded with excess stainless steel. Purchasing decisions by distributors impact the base price that the Company is able to charge for its products. During periods of stocking, base prices tend to increase to reflect the increase in demand. Conversely, during periods of destocking, base prices tend to decrease as excess supply enters the market.

In addition, during periods of destocking by distributors, the Company may decide to cut back its production in an attempt to counter the decline in base prices. High levels of production are important to the Company’s results of operations because they enable it to spread its fixed costs over a greater number of tonnes of production. When the Company does not operate at high capacity, its fixed costs per unit increase and its competitiveness and results of operations suffer. Increases in fixed costs per unit, and the consequential decline in the Company’s competitiveness, have had, and may have in the future, a significant impact on its results of operations.

Financial difficulties or bankruptcy of one or more of the Company’s major customers could have an adverse impact on its business.

Many of the Company’s customers have experienced significant financial and operational challenges throughout the recent financial downturn. The continuation or exacerbation of the economic weakness experienced by these customers could lead them to face additional operational stresses, increased financial difficulties or even bankruptcy. In the medium term, these factors, combined with constrained availability of credit, may have a negative impact on the Company’s sales, as customers reduce the volume of their stainless and specialty steel purchases due to lack of available funds or credit, or in an effort to improve their own financial condition. Moreover, the potential inability of the Company to collect outstanding accounts receivables on a timely basis or at all could have a negative impact on its sales and cash flow. Any of the foregoing could negatively impact the Company’s business, financial condition and results of operations.

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

The Company will review at each reporting date whether there is any indication that the carrying amount of its tangible and intangible assets (excluding goodwill, which will be reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset will be reviewed in order to determine the need for, and amount of, any impairment. The recoverable amount will be the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the combined statement of operations.

Goodwill represents the excess of the amount the Company paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Historically, goodwill was allocated to the Stainless Steel operating and reportable segment of ArcelorMittal. Beginning in 2010, goodwill is allocated at the level of the Company’s three operating segments, the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of each of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, which depend on certain key assumptions. These include assumptions regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates which reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 8 to the Combined Financial Statements for further information.

If management’s estimates or key assumptions change, the estimate of the fair value of goodwill could fall significantly and result in impairment. While impairment of goodwill does not affect reported cash flows, it does result in a non-cash charge in the combined statement of operations, which could have a material adverse effect on the Company’s results of operations or financial position.

If an indicator for impairment is present, the Company will also analyze the recoverable amount of its manufacturing property, plant and equipment based on its value in use, and will record an expense in the combined statement of operations to the extent that the recoverable amount is less than the carrying amount.

No assurance can be given as to the absence of significant impairment charges in future periods.

Unfair trade practices in the Company’s home markets could negatively affect prices and reduce its profitability, while trade restrictions could limit its access to key export markets.

The Company is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally controlled economies. As a consequence of the recent global economic crisis, there is an increased risk of unfairly-traded steel exports from such countries into various markets, including South America and Europe, which are the Company’s key markets. Such imports could have the effect of reducing prices and demand for the Company’s products, and, therefore, have a negative impact on its financial condition and results of operations.

The Company’s results of operations could be affected by fluctuations in foreign exchange rates.

The Company operates and sells its products globally, and a substantial portion of its assets, liabilities, costs, sales and income are denominated in currencies other than the U.S. dollar (the Company’s reporting currency). Accordingly, fluctuations in exchange rates could have an adverse effect on the Company’s business, financial condition, results of operations or prospects. See “Quantitative and Qualitative Disclosures About Market Risk”.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect the Company’s business.

The Company derives a significant portion of its sales from its operations in Brazil. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls (such as those imposed on the steel sector prior to privatization), currency devaluations, capital controls and limits on imports. The Company’s business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting factors such as:

•                               interest rates;

•                               exchange controls and restrictions on remittances abroad;

•                               currency fluctuations;

•                               inflation;

•                               price instability;

•                               energy shortages and rationing programs;

•                               liquidity of domestic capital and lending markets;

•                               import duties;

•                               tax policies and rules; and

•                               other political, social and economic developments in or affecting Brazil.

Any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. In particular, if the Brazilian government were to decrease the import duties currently applicable to stainless and specialty steel imports, its sales in Brazil could be materially adversely affected.

Disruptions to the Company’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

Stainless and specialty steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers). The Company has in the past experienced, and may continue to experience, unanticipated plant outages or equipment failures. In addition, it could experience transportation disruptions or disruptions in the supply of raw materials and energy. To the extent that the Company is unable to compensate for lost production as a result of such disruptions with production from unaffected facilities and/or existing inventory, its business, financial condition, results of operations or cash flows could be adversely affected. The Company is particularly exposed to the risk of production disruptions in Brazil, where it operates its production facilities at or near full capacity production levels.

Natural disasters could significantly damage the Company’s production facilities.

Natural disasters could significantly damage the Company’s production facilities and general infrastructure. Extensive damage to these facilities or any other major production complexes and staff casualties as a result of natural disasters could, to the extent that lost production as a result of such a disaster cannot be compensated for by production from unaffected facilities and/or existing inventory, severely affect its ability to conduct its business and, as a result, adversely affect its results of operations.

The Company could experience labor disputes that may disrupt its operations and its relationships with its customers.

A majority of the Company’s employees and contractors are represented by labor unions and are covered by collective labor or similar agreements, which are subject to periodic renegotiation. Although the Company entered into collective labor agreements in Brazil, Belgium and France in 2009, strikes or work stoppages could occur at any time, in particular prior to or during the negotiations preceding the execution of any new collective labor agreements, or in connection with any future wage or benefit negotiations between management and employees. The Company periodically experiences strikes and work stoppages at its facilities, which may increase in severity and frequency and could have a material adverse effect on its business, financial condition, results of operations or cash flows.

The Company’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The Company maintains insurance on property and equipment in amounts management believes to be consistent with industry practice but, like other steel producers, it is not fully insured against all business risks. Its insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the Company’s operating subsidiaries also maintains various other types of insurance, such as workers’ compensation insurance and marine insurance. The occurrence of an event that is uninsurable or not fully insured, however, could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, the Company maintains trade credit insurance on receivables from selected customers, subject to limits that it believes are consistent with those in the steel industry, in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. However, not all of the Company’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

As a result of the recent economic downturn, which has had a particularly severe impact on certain countries and industries, including the automotive, catering and household, industrial equipment and transportation industries, insurers no longer provide coverage for certain customers or impose trade credit insurance limits that are not sufficient to cover the Company’s exposure to certain customers.

Notwithstanding the insurance coverage that the Company carries, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by the Company’s insurance policies, could materially harm its financial condition and future operating results.

The Company may incur environmental liability and investment expenses in connection with its past, present or future operations.

The Company’s activities are subject to extensive and increasingly stringent environmental laws and regulations regarding, for example, control of major accidents, elimination of waste water, elimination of hazardous solid industrial waste, prevention of atmospheric and water pollution, protection of sites, health and safety and remediation of environmental contamination.

The Company may be required to pay potentially significant fines or damages as a result of past, present or future violations of applicable environmental laws and regulations, even if these violations occurred prior to the acquisition of the companies or operations responsible for the relevant violations. Courts, regulatory authorities or third parties could also require, or seek to require, the Company to: (i) undertake investigations and/or implement remedial measures regarding either the current or historical contamination levels of current or former facilities; and/or (ii) curtail operations, or temporarily or permanently close facilities in connection with applicable environmental laws and regulations.

Moreover, the Company incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. The Company could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

Furthermore, compliance with new and more stringent environmental obligations, particularly those arising from policies limiting greenhouse gas emissions, may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. Such regulations, whether in the form of a national or international cap-and-trade emissions permit system or other regulatory initiatives, could have a negative effect on the Company’s production levels, income and cash flows, or could have a negative effect on its suppliers and customers, which could result in higher costs and lower sales.

Despite the Company’s efforts to comply with environmental laws and regulations, any of the foregoing factors could negatively affect the operations of its key facilities or its reputation, both of which could materially adversely affect its business, financial condition, results of operations or cash flows. For additional information, see Note 23 to the Combined Financial Statements.

Product liability claims could adversely affect the Company’s operations.

The Company sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. It also from time to time offers advice to these manufacturers in relation to the use or selection of certain products. Furthermore, the Company’s products are sold to, and used in, certain safety critical applications, and there could be significant consequential damages resulting from the use of such products. Although the Company maintains product liability insurance in amounts believed to be consistent with industry practice, it may not be fully insured against all potential damages that may arise out of a product liability claim. Therefore, a major claim for damages related to its products sold (and, as the case may be, advice given in connection with such products) could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities and litigation regarding, among other things, its pricing and marketing practices or other antitrust matters.

The Company may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. Moreover, as a result of its position in the stainless and specialty steel market, the Company could be the target of governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on its business, operating results, financial condition and prospects.

The Company may be subject to litigation which could be costly, result in the diversion of management’s time and efforts and require it to pay damages and/or prevent it from marketing its existing or future products.

A number of lawsuits, claims and proceedings have been and may be asserted against the Company in relation to the conduct of its currently and formerly owned businesses, including those pertaining to product liability, patent infringement, commercial practices, employment, employee benefits, taxes, environmental issues, health and safety and occupational disease. Due to the uncertainties of litigation, no assurance can be given that it will prevail on all claims made against it in the lawsuits that it currently faces or that additional claims will not be made against it in the future. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, Management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company’s financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on its results of operations for that period. Management can also give no assurance that any litigation brought in the future will not have a material effect on its financial condition or results of operations. For a discussion of certain ongoing investigations and litigation matters involving the Company, see Note 23 to the Combined Financial Statements.

The Company’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

The Company operates in a global environment, and its activities straddle multiple jurisdictions and complex regulatory frameworks at a time of increased enforcement activity worldwide. Its governance and compliance processes, which include the review of internal control over financial reporting, may not prevent all future breaches of law, accounting or governance standards. The Company may be subject to breaches of its Code of Business Conduct and certain other business conduct protocols, as well as instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm.

The Company’s operations and products are subject to stringent health and safety laws and regulations that give rise to significant costs and liabilities.

The Company’s operations and products are subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties.

Despite the Company’s significant efforts to monitor and reduce accidents at its facilities, there remains a risk that health and safety incidents may occur, which may result in costs and liabilities and negatively impact its reputation or the operations of the affected facility. Such incidents could include explosions or gas leaks, fires, vehicular accidents, other incidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of the Company’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and it is, therefore, subject to the risk of industrial accidents which could have significant adverse consequences for its workers and facilities, as well as the environment. Such incidents could lead to production stoppages, loss of key personnel or the loss of key assets, and put at risk employees (and those of subcontractors and suppliers) or other persons living near affected sites.

The Company’s income tax liability may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which the Company operates are substantial and include value-added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on the Company’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, certain of the jurisdictions in which the Company operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, this could have a material adverse effect on its financial condition and results of operations.

It is also possible that tax authorities in the countries in which the Company operates will introduce additional revenue raising measures. The introduction of any such provisions may affect its overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

The Company may also face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect its cash flows, liquidity and ability to pay dividends.

If the Company were unable to utilize fully its deferred tax assets, its profitability could be reduced.

As at June 30, 2010, the Company had $167 million recorded as deferred tax assets on its combined statement of financial position. These assets can be utilized only if, and only to the extent that, its operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry-forwards and reverse the temporary differences prior to expiration. At June 30, 2010, the amount of future income required to recover the Company’s deferred tax assets was approximately $496 million at certain operating subsidiaries. The Company’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If the Company generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of its deferred tax assets will be reduced.

Some of the Company’s operations depend on joint ventures, consortia and other forms of cooperation, and its business could be adversely affected if its partners fail to observe their commitments.

The Company participates in joint ventures and consortia and owns minority interests in certain companies, including its equity method investment in BioEnergia, in which ArcelorMittal owns a 63.5% interest and the Company holds a 36.5% interest, although the Company and ArcelorMittal have entered into a letter of intent dated November 1, 2010 to segregate BioEnergia’s charcoal activities supporting ArcelorMittal’s long steel business from its charcoal activities supporting the Company’s stainless steel business through a demerger, such that the Company’s investment in BioEnergia will no longer be held through a joint venture once this transaction is completed, which is expected to be in the first half of 2011.

The Company’s forecasts and plans for these joint ventures and consortia assume that its partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by the Company’s joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of the Company’s partners fails to observe their commitments or if the Company fails to comply with all preconditions required under its financing commitments, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or the Company may have to increase the level of its investment to implement these plans. Any of these events may have a material adverse effect on the Company.

The Company may need additional capital in the future to sufficiently fund its operations.

Heavy industries, such as the stainless and specialty steel industry, require large amounts of working capital. Free cash flow generated by companies within the stainless and specialty steel industry can be significantly affected by the necessity to carry out major investments. From time to time, the Company undertakes strategic capital projects in order to expand and upgrade its facilities and operational capabilities. The Company cannot guarantee that additional financing will be available when needed for strategic capital projects in the future, or that, if available, it will be able to obtain financing on terms favorable to it. In addition, the cost to implement any given strategic capital project ultimately may prove to be greater than originally anticipated.

If the Company cannot raise funds on acceptable terms, it may not be able to develop or enhance its products, execute its business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements. Any of these events could adversely affect the Company’s ability to achieve its development goals and could have a material adverse effect on its business, financial condition results of operations or cash flows.

The Company’s indebtedness could increase significantly and its credit metrics could deteriorate.

As of June 30, 2010, based on the Unaudited Pro Forma Combined Financial Information appearing elsewhere in this prospectus, the Company’s pro forma net debt amounted to $946 million and its pro forma total indebtedness amounted to $1,068 million. Following the spin-off, the Company’s indebtedness could increase as a result of, or in response to, a number of factors, including a reduction in operating cash flows, an increase in capital expenditure requirements or other circumstances which result in the need for additional capital.

Any increase in the Company’s indebtedness would:

•                               increase its sensitivity to a rise in interest rates;

•                               compel it to dedicate a larger portion of its operating cash flow to the payment of interest and dividends, thereby reducing its capacity to finance working capital, capital expenditure, cost-cutting programs or potential acquisitions;

•                               limit its capacity to plan for, or respond to, changes affecting its business or the markets in which it operates;

•                               weaken its competitive position vis-à-vis competitors that have less indebtedness or indebtedness on more favorable terms;

•                               limit its capacity to incur more debt in the future, given the undertakings contained in the relevant financing agreements into which it has entered; or

•                               impact its credit ratings and other metrics thereby making access to new sources of debt funding more difficult.

Any of the foregoing events could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company may seek to expand its business partly through acquisitions which, by their nature, involve numerous risks and could have an adverse effect on its financial condition and results of operations.

In order to achieve its growth strategy, the Company may rely in part on acquisitions and the establishment of joint ventures. However, the Company may not successfully identify appropriate targets, consummate transactions on satisfactory terms, successfully integrate acquired businesses, technologies or products, effectively manage newly acquired operations or realize anticipated cost savings in connection with a particular acquisition or joint venture. Furthermore, it may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms to it and, as a result, elect to fund acquisitions with cash that could otherwise be allocated for other uses in its existing operations. The Company may also experience problems in integrating acquired businesses, including possible inconsistencies in systems, procedures (including accounting systems and controls), policies and business cultures, the diversion of management’s attention from day-to-day business, the departure of key employees and the assumption of liabilities, such as environmental liabilities. These risks could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company’s growth strategy is inherently subject to completion and financing risks, which, if realized, could adversely affect its results of operations and financial condition.

As a part of its future growth strategy, the Company aims to expand its production capacity and product range through a combination of brownfield growth, new greenfield projects and/or acquisition opportunities. In particular, it is planning to expand its electrical steel capacity in Brazil through brownfield development. To the extent that these plans proceed, these projects would require substantial capital expenditures (with the attendant risks noted above), and timely completion may be affected by factors beyond its control. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, local opposition to land acquisition or project development, demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. There can be no guarantee that it will be able to execute these projects, and, to the extent that they proceed, that it will be able to complete them on schedule or within budget, or that it will achieve an adequate return on its investment.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder votes.

Following completion of the spin-off, the Mittal Shareholder is expected to own 31,866,913 ordinary shares in the Company, representing approximately 40.83% of its outstanding voting shares. Consequently, the Mittal Shareholder will have the ability to significantly influence decisions adopted at the general meeting of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The Mittal Shareholder also has the ability to significantly influence a change of control of the Company.

The Company is a holding company which depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because the Company is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Some of the Company’s operating subsidiaries have outstanding debt obligations or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends. Under the laws of Luxembourg, the Company will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If the income and cash flows of its operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals. The Company’s ability to pay dividends in the future cannot be guaranteed.

Risks Relating to the Reorganization and the Company Operating as an Independent Entity

The Company is no longer able to rely on certain benefits of being part of the ArcelorMittal Group.

Prior to the spin-off, the Company operated as part of ArcelorMittal and, accordingly, it benefited from financial, administrative and other resources of a company that is larger than it. Under the Master Transitional Services Agreement (the “Transitional Services Agreement”), the Brazilian Cost Sharing Agreement, the Purchasing Services Agreement, the Sourcing Services Agreement and certain ancillary agreements, ArcelorMittal will agree to continue to provide some of these services and activities for a transitional period of up to two years from the closing date of the Company’s separation from the ArcelorMittal Group or to transfer the necessary resources to the Company to enable it to perform the relevant activities itself. For a limited number of such services and activities, the transitional period is less than two years. Following this transitional period, which will last a maximum of two years, the Company will no longer be able to rely on ArcelorMittal for functions such as treasury management, which it will need to perform on its own for the first time. The Company has implemented, and is continuing to implement, the systems and procedures required in order to operate as a standalone public company. The Company will also consider outsourcing certain services to third-party providers. To the extent it is not able to successfully do so before the end of the transitional period, its business, financial condition, results of operations or cash flows may be adversely affected.

The Company may not be able to leverage ArcelorMittal’s relationships and global contacts once it begins operating as an independent company.

The Company’s creation as an independent entity may alter the perception of its business by some of its customers and suppliers, who may be reluctant to do business with the Company because its brand name and reputation are not as well established as those of ArcelorMittal. To the extent it is not able to leverage ArcelorMittal’s relationships and global contacts once it begins operating as an independent company, its business, financial condition, results of operations and cash flows may suffer.

The Company will not be able to rely on ArcelorMittal to fund its future capital requirements, and financing from other sources may not be available to it on favorable terms.

In the past, the Company’s capital needs have been satisfied by ArcelorMittal. However, following the spin-off, ArcelorMittal will no longer provide funds to finance the Company’s working capital or other cash requirements. The Company’s future capital requirements will depend on many factors, including its rate of sales growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introduction of new products and enhancements to existing products and the market acceptance of its products. The Company may need to raise additional funds through public or private equity or debt financing. However, it may not be able to obtain financing with interest rates as favorable as those that ArcelorMittal could obtain. If the Company cannot raise funds on acceptable terms, if and when needed, it may not be able to further develop its business or invest in new products and services, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on its business, financial condition, results of operations or cash flows.

If the Company is unable to retain its core senior management team and other key personnel, its business could suffer.

The Company’s key personnel have an extensive knowledge of its business and, more generally, of the stainless and specialty steel sector as a whole. The loss of any one of these key personnel, whether as a result of the spin-off or otherwise, would constitute a loss of industry and company knowhow and could result in the Company’s competitors potentially being able to obtain sensitive information. The loss of key personnel could also adversely affect its ability to retain its most important customers, to continue the development of its products or to implement its strategy. The Company’s success is dependent on the loyalty of its executive officers and other key employees and its ability to continue to attract, motivate and retain highly qualified personnel. Its inability to do so could have a material adverse effect on its business, financial condition, results of operations or cash flows.

The Historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information may not accurately reflect the Company’s future performance.

This prospectus contains the Historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information, which have been derived from the consolidated financial statements of ArcelorMittal. The Company has prepared the Unaudited Pro Forma Combined Financial Information on the basis of the Historical Combined Financial Statements in order to present its financial position as of June 30, 2010 and its results of operations for the six months then ended and for the year ended December 31, 2009 as adjusted to give effect to the allocation of the Company’s ordinary shares, the Company’s separation from ArcelorMittal and related financing activities. See “Operating and Financial Review and Prospects — Key Factors Affecting Results of Operations — Spin-off from ArcelorMittal”.

The Unaudited Pro Forma Combined Financial Information is published solely for illustrative purposes and has not been audited and may not accurately reflect what the Company’s financial position and results of operations would have been had it been a separate, standalone, consolidated entity since January 1, 2009. Furthermore, neither the Historical Combined Financial Statements nor the Unaudited Pro Forma Combined Financial Information may be indicative of the Company’s future performance.

Risks Relating to the Company’s Ordinary Shares

The Company’s ordinary shares have not been previously listed and are subject to market fluctuations.

As of the date of this prospectus, there is no public market for the Company’s ordinary shares. Although the Company will apply for its shares to be listed on the official list of the Luxembourg Stock Exchange and to be admitted to trading on the regulated market of the Luxembourg Stock Exchange, and to listing and trading on NYSE Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) and Eurolist by Euronext Paris S.A. (“Euronext Paris”), it cannot assure you that a trading market will develop for its ordinary shares or, if such a market develops, that it will provide significant and sustained liquidity. If an active trading market does not develop, the liquidity and price of the Company’s ordinary shares may be adversely affected.

The market price of the Company’s ordinary shares may experience significant volatility.

Stock markets have experienced significant fluctuations in recent years, which have not always been related to the performance of the specific companies whose shares are traded. Such fluctuations, as well as general economic conditions, may materially affect the price of the Company’s ordinary shares. The price of the Company’s ordinary shares may also be materially affected by a number of factors, including factors relating to the Company and the risks described in this prospectus, its competitors and, in particular, the stainless and specialty steel industry.

U.S. investors may have difficulty enforcing civil liabilities against the Company and its directors and senior management.

The Company is incorporated under the laws of the Grand Duchy of Luxembourg, with its principal executive office and corporate headquarters in Luxembourg. The majority of the Company’s directors and senior management are residents of jurisdictions outside of the United States, and the majority of its assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon the Company or these persons or to enforce outside the United States judgments obtained against the Company or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against the Company or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

For instance, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company’s directors and senior management. Under the laws of the Grand Duchy of Luxembourg, actions by investors against the directors of a company for management fault may only be taken by a decision of the company’s investors acting at a general shareholders’ meeting. If an investor, however, has suffered harm as a result of a director’s violation of the law or the company’s articles of association, or as a result of the negligence or fault of a director, such investor may bring an action against such director if such investor can demonstrate that three conditions necessary to enforce a civil liability claim have been fulfilled: (i) fault of the director; (ii) special (i.e. direct and personal) damage suffered by the investor; and (iii) a causal link between the fault of the director and the damage suffered by the investor. An individual investor may not bring a lawsuit against a director if the damage is common to other investors as a whole as the laws of the Grand Duchy of Luxembourg do not provide for class actions by one investor on behalf of a class of investors. The same principles described above apply if an action is brought by an individual investor against the Company directly. There is no limitation under the laws of the Grand Duchy of Luxembourg which prevents U.S. investors from bringing an original action in a Luxembourg court predicated upon the provisions of the Luxembourg Company Act or the civil liability provisions of the Luxembourg Civil Code.

KEY FINANCIAL INFORMATION

Selected Financial Data

The following tables present selected combined and unaudited pro forma combined financial information for the Company as of and for the years ended December 31, 2009, 2008 and 2007 and selected unaudited combined and unaudited pro forma combined financial information for the Company as of and for the six months ended June 30, 2010 and 2009. This selected financial information should be read in conjunction with the Historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information included herein. The Historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per-share data. As described previously, the Company has prepared the Combined Financial Statements assuming an IFRS transition date of January 1, 2007. As a result, selected financial data for any period prior to 2007 on a comparable basis is not available, and the Company is unable to prepare such data.

Combined and Unaudited Pro Forma Combined Statements of Operations

The following table presents data from the Company’s combined statements of operations for the years ended December 31, 2009, 2008 and 2007, its unaudited combined statements of operations for the six months ended June 30, 2010 and 2009 and its unaudited pro forma combined statements of operations (see “Operating and Financial Review and Prospects” for additional information):

	Six Months Ended June 30,			Year Ended December 31,
	2010 (Pro Forma)	2010	2009	2009 (Pro Forma)	2009	2008	2007
	(in millions of U.S. dollars, except share and per share data)
Sales(1)	2,798	2,798	1,929	4,235	4,235	8,358	9,219
Cost of sales(2)	2,502	2,502	2,013	4,145	4,145	7,488	7,768
Gross margin	296	296	(84)	90	90	870	1,451
Selling, general and administrative	120	120	158	297	297	488	548
Operating (loss)/income	176	176	(242)	(207)	(207)	382	903
Income from other investments	8	8	1	2	2	—	—
Interest income	4	4	6	10	10	59	36
Interest expense and other net financing costs	(24)	(45)	2	38	(12)	(282)	(153)
(Loss)/income before taxes	164	143	(233)	(157)	(207)	159	786
Income tax (benefit) expense	37	28	(27)	(37)	(57)	61	227
Net (loss)/income (including non-controlling interests)	127	115	(206)	(120)	(150)	98	559
Net (loss)/income attributable to:
ArcelorMittal’s net investment	126	114	(206)	(120)	(150)	59	398
Non-controlling interests	1	1	—	—	—	39	161
Net (loss)/income (including non-controlling interests)	127	115	(206)	(120)	(150)	98	559
Basic earnings per share(3)	$1.61	—	—	$(1.54)	—	—	—

Notes:

(1)

Includes $146 million, $358 million and $298 million of sales to related parties for the years ended December 31, 2009, 2008 and 2007, respectively, and $96 million and $66 million of sales to related parties for the six months ended June 30, 2010 and 2009, respectively.

(2)

Includes depreciation and impairment of $333 million, $339 million and $275 million and purchases from related parties of $625 million, $403 million and $205 million for the years ended December 31, 2009, 2008 and 2007, respectively, and depreciation of $146 million and $151 million and purchases from related parties of $613 million and $202 million for the six months ended June 30, 2010 and 2009, respectively.

(3)

Basic earnings per ordinary share is computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of ordinary shares outstanding during the periods presented.

Combined and Unaudited Pro Forma Combined Statements of Financial Position

The following table presents data from the Company’s combined statements of financial position as of December 31, 2009, 2008 and 2007, its unaudited combined statement of financial position as of June 30, 2010 and its unaudited pro forma combined statement of financial position as of June 30, 2010:

	As of June 30,		As of December 31,
	2010 (Pro Forma)	2010	2009	2008	2007
	(in millions of U.S. dollars)
Cash and cash equivalents, including restricted cash	122	122	118	128	603
Trade accounts receivable	468	468	324	497	748
Inventories	1,464	1,464	1,089	1,295	1,758
Property, plant and equipment	2,774	2,774	3,193	3,106	3,610
Total assets	6,448	7,055	7,133	7,340	9,550
Short-term debt and current portion of long-term debt	935	902	506	874	499
Long-term debt, net of current portion	133	945	1,375	1,206	805
Total equity	3,599	3,389	3,589	3,279	5,520

Combined Statements of Cash Flows

The following table presents data from the Company’s combined statements of cash flows for the years ended December 31, 2009, 2008 and 2007 and its unaudited combined statements of cash flows for the six months ended June 30, 2010 and 2009:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(in millions of U.S. dollars)
Net cash provided by operating activities	(40)	15	214	488	1,386
Net cash provided by/(used in) investing activities	(103)	109	90	(225)	(522)
Net cash used in financing activities	155	(87)	(339)	(764)	(647)

Other Financial Data

The following table presents other financial data which management uses to analyze the Company’s business on a combined basis and a pro forma basis:

	As of June 30,		As of December 31,
	2010 (Pro Forma)	2010	2009	2008	2007
	(in millions of U.S. dollars)
Net debt(1)	946	1,725	1,763	1,954	701

Note:

(1)

Net debt refers to long-term debt plus short-term debt, less cash and cash equivalents. Net debt is not a recognized measure under IFRS and does not purport to be an alternative to debt calculated in accordance with IFRS. Management believes that net debt is useful to investors in assessing the Company’s financial condition and results of operations, as well as its capital structure. Though other companies in the steel industry present net debt, they may not calculate it identically, and the Company’s presentation of net debt may not be comparable to such similarly titled measures.

Capitalization and Indebtedness

The following table presents the Company’s capitalization as of June 30, 2010:

•                               on an actual basis; and

•                               on a pro forma basis after giving effect to the adjustments described in “Pro Forma Financial Information — Unaudited Pro Forma Combined Financial Information”.

The information below is not necessarily indicative of what the Company’s capitalization or indebtedness would have been had the separation, allocation of the Company’s ordinary shares and related financing transactions been completed as of June 30, 2010. In addition, it is not indicative of the Company’s future capitalization or indebtedness. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Information, “Operating and Financial Review and Prospects” and the Historical Combined Financial Statements, and the related notes thereto, included elsewhere in this prospectus.

	June 30, 2010
	(in millions of U.S. dollars)
	Historical	Pro Forma
Debt
Short-term debt(1):
Debt payable to ArcelorMittal	858	500
Debt payable to third parties	44	435
Long-term debt(1):
Debt payable to ArcelorMittal	812	—
Debt payable to third parties	133	133
Total debt	1,847	1,068
Total equity(2)	3,389	3,599
Total capitalization(3)(4)	5,236	4,667

Notes:

(1)	All short-term debt and long-term debt presented is unguaranteed and unsecured.

(2)	Represents total equity attributable to ArcelorMittal’s net investment and non-controlling interests.

(3)	Represents total debt plus total equity.

(4)	There has been no material change in the capitalization and indebtedness of the Company since June 30, 2010.

INFORMATION ON THE COMPANY

The spin-off that is the subject of this prospectus is dependent on the conditions precedent described in “The Spin-off and Listing — Conditions to the Effectiveness of the Spin-off” and this prospectus describes the Company and its subsidiaries as they are expected to be immediately after the completion of the spin-off (as well as the stainless and specialty steels business of ArcelorMittal prior to the spin-off).

Overview

APERAM is a leading global stainless and specialty steel producer based on its annual production capacity of 2.5 million tonnes in 2009. It is the largest stainless and specialty steel producer in South America and, according to the International Stainless Steel Forum (ISSF), one of the largest producers in Europe. The Company is also a leading producer of high value-added specialty products, including grain oriented (“GO”) and non-grain oriented (“NGO”) electrical steels and nickel alloys. Its production capacity is concentrated in six production facilities located in Brazil, Belgium and France. Its distribution network is comprised of 19 steel service centers (“SSCs”), 10 transformation facilities and 30 sales offices. The Company sells its products to customers on three continents in over 30 countries, including customers in the aerospace, automotive, catering, construction, household appliances and electrical engineering, industrial processes, medical and oil & gas industries.

The Company had sales of $2.8 billion and $1.9 billion and shipments of approximately 915 thousand tonnes and 678 thousand tonnes for the six months ended June 30, 2010 and 2009, respectively, and sales of $4.2 billion, $8.4 billion and $9.2 billion and shipments of approximately 1.45 million tonnes, 1.96 million tonnes and 1.94 million tonnes for the years ended December 31, 2009, 2008 and 2007, respectively.

In April 2010, the Company began managing its business according to three operating segments:

•                               Stainless & Electrical Steel. The Company is one of the largest global producers of stainless steel by production capacity. Its shipments for the year ended December 31, 2009 were approximately 1.45 million tonnes. It produces both stainless steel products, including ferritics, bright annealed and wire products, and electrical steels (both GO and NGO steel), with a focus on higher grades. Management believes that the Company’s portfolio of stainless and electrical steel products is one of the broadest among global producers.

•                               Services & Solutions. The Company’s Services & Solutions segment is the sales and distribution arm for its products. This segment also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

•                               Alloys & Specialties. The Company’s Alloys & Specialties segment produced 27 thousand tonnes of nickel alloys and specialty stainless steel products in 2009, making it the second largest producer of nickel alloys in Europe and the third largest in the world, according to management. It specializes in the design, production and transformation of various nickel alloys and certain specific stainless steels. Its products are in the form of bars, semis, cold-rolled strips, wire and wire rods and plates and are offered in a wide range of grades.

APERAM also holds interests in certain entities that produce raw materials used as inputs in its production process. It holds a 36.5% interest in BioEnergia, which uses a unique and advanced biomass technology to produce charcoal (biomass), which is subsequently purchased by the Company pursuant to a long-term supply agreement. The Company uses the charcoal (biomass) produced by BioEnergia as a substitute for coke at its

Timóteo production facility in Brazil, enabling it to produce stainless and specialty steel products in a more efficient and sustainable manner. The Company also holds an 11.38% interest in General Moly, the operator of one of the world’s largest development projects for the production of molybdenum, with which it has entered into a long-term supply agreement.

History and Development of the Company

The Company is a Luxembourg public limited liability company (société anonyme) incorporated on September 9, 2010 to hold the assets which comprise the stainless and specialty steels businesses of ArcelorMittal. The stainless and specialty steels businesses of ArcelorMittal are primarily composed of four entities, Ugine S.A., ALZ, Acesita and Imphy S.A., and were formed from several business combinations. The history of these four entities is described below. The Company has its registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg.

Ugine S.A.

Ugine ACG was formed from three French ironworks plants: Gueugnon, which was founded in 1724 and introduced the first bright annealing line in 1962; Isbergues, which was founded in 1881 by the “Société des Aciéries de France”; and Ardoise, which was founded in the early twentieth century. Ugine Aciers, the predecessor entity of Ugine ACG, was acquired by Sacilor S.A. in 1982. Following the merger of Sacilor S.A. and Usinor S.A. in 1986, Ugine ACG was reorganized as Ugine S.A. in 1991 and restructured as the stainless steel division of Usinor. At the time of this reorganization, Ugine S.A. comprised Ugine-Savoie, which produced long stainless steel products, Industeel, J&L Steel and Thainox, which was subsequently separated from Ugine S.A.

In 1998, Usinor acquired 27.83% of Acesita, a Brazilian stainless steel producer that was renamed ArcelorMittal Inox Brasil when ArcelorMittal acquired control of it.

ALZ

In 1961, Allegheny Ludlum, an American stainless steel producer, and Espérance-Longdoz, a Belgian steel producer, formed Allegheny-Longdoz, which was originally a reroller of flat stainless steel. In 1970, Allegheny-Longdoz completed the construction of a steel plant in Genk, Belgium, and, in 1974, after the departure of Allegheny Ludlum, Allegheny-Longdoz was renamed ALZ. In 1985, Arbed S.A. acquired the majority of ALZ through its subsidiary Sidmar N.V. and in 1987, ALZ became a subsidiary of Arbed S.A. In 2000, ALZ completed an overhaul of the Genk production facility.

Acesita (ArcelorMittal Inox Brasil)

Acesita was founded in 1944 and commenced operations as a cold roller of flat stainless steel in 1977 and as a cold roller of electrical steels in 1979. In 1980, its steckel mill became fully operational. In 1992, Acesita was privatized and in 1998, Usinor acquired 27.83% of its shares. Usinor subsequently increased its stake to 40.12% in 2005 and 57.30% in 2006. Following the merger of Arcelor with Mittal Steel in 2006, ArcelorMittal completed the acquisition of 100% of the share capital of Acesita (which was renamed ArcelorMittal Inox Brasil) in 2008 and ArcelorMittal Inox Brasil was subsequently delisted from the São Paulo Stock Exchange (“Bovespa”).

Imphy S.A. (ArcelorMittal Stainless and Nickel Alloys)

Imphy S.A.’s core operations are located in Imphy, France, where the Forge d’Imphy commenced operations in the early seventeenth century. Imphy S.A. has been a pioneer in the development of iron-nickel grades, particularly through the discovery of the 36% iron-nickel alloy, known as Invar®, which has been a registered trademark of Imphy S.A. since 1904. Since then, Imphy S.A.’s focus has been on specialty steels. In 1961, Imphy S.A. diversified into electrical components manufacturing through the creation of Mécanique de

Montargis Co., which has been renamed as ArcelorMittal Stainless and Nickel Alloys Components. Imphy S.A. was part of the Creusot-Loire group until it became part of Sacilor S.A. in 1983. Following the merger of Sacilor S.A. and Usinor S.A. in 1986, Usinor-Sacilor was subsequently privatized in 1995 and then reorganized as Usinor in 1997.

Imphy S.A. completed the construction of an electrical arc furnace meltshop in 1982 and the revamping of its wire rolling mill in 1995. In 2008, ArcelorMittal Stainless and Nickel Alloys acquired Rescal S.A., which owns a wire drawing mill located outside Paris.

Formation of Ugine & ALZ (U&A)

Ugine & ALZ (“U&A”) was formed in 2002 as part of the three-way merger of Usinor, the Arbed Group and Aceralia, a Spanish steel company which had a strategic alliance with the Arbed Group. Following the merger of Arcelor S.A. and Mittal Steel, Ugine & ALZ was renamed ArcelorMittal Stainless Europe.

In 2005, U&A completed the construction of Carinox, a state-of-the-art meltshop, which replaced the L’Ardoise and Isbergues meltshops.

Expansion of the Company’s Distribution Network

In the late 1990s, the stainless steel division of ArcelorMittal began to build its distribution network when it acquired independent distributors in Italy, Germany and Spain. From 2000 onwards, its distribution network was upgraded in order to improve the competitiveness of these distributors and increase the volumes handled by them. The Company also acquired Amorim, its first distributor in Brazil, in 2000. In 2005, it established SSCs in Poland, China and Vietnam, as well as a new tube making unit in Usti, Czech Republic. Recently, the Company has focused on expanding its distribution network in South America, and during 2007 and 2008, it acquired ArcelorMittal Montevideo (formerly Cínter), a tube manufacturer in Uruguay, M.T. Majdalani y Cia., the leading stainless steel distributor in Argentina, and Inox Tubos, a Brazilian tube mill.

Certain of the key milestones in the Company’s history are outlined in the chart below:

Capital Expenditure

The Company’s capital expenditure for the years ended December 31, 2009, 2008 and 2007 was $115 million, $248 million and $276 million, respectively. Capital expenditure for 2009 related primarily to improvements to the Company’s production facilities, including capital expenditure in respect of its Timóteo facility required to convert Blast Furnace #2 from coke to charcoal (biomass) and to switch from LPG to natural gas. The Company also incurred capital expenditure in 2009 relating to various growth and maintenance projects at its production facilities in Brazil, Belgium and France as well as at certain of its Services and Solutions subsidiaries. Capital expenditures for 2008 related primarily to improvements to the Company’s production facilities and various growth and maintenance projects, including the continued expansion of hot rolling capacity at the Company’s Timóteo production facility and projects at its production facilities in Belgium and France as well as certain of its Services and Solutions subsidiaries. Capital expenditure for 2007 related primarily to growth projects, including the expansion of hot rolling capacity at the Company’s Timóteo production facility and the expansion of cold rolling capacity at one of its Eastern European Services and Solutions subsidiaries. The Company also incurred capital expenditure in 2007 relating to various growth and maintenance projects at its production facilities in Brazil, Belgium and France. The Company has capital expenditure projects in progress that relate primarily to the maintenance of its facilities in Brazil, Belgium and France, and estimates these expenditures to amount to approximately $130 million in 2010. Management expects that these projects will be financed primarily from cash flow from operations.

Divestitures

On July 1, 2009, ArcelorMittal Energética Jequitinhonha, a wholly owned subsidiary of ArcelorMittal Inox Brasil, acquired ArcelorMittal Florestas, a wholly owned subsidiary of ArcelorMittal Brasil, and contributed this entity to BioEnergia, a joint venture with ArcelorMittal, in return for a 34% interest in the joint venture. During 2010, this interest was increased to 36.5% through a capital increase. Other than its contribution of assets to the BioEnergia joint venture, the Company has not made any significant divestitures over the past three years. On November 1, 2010, ArcelorMittal Inox Brasil entered into a letter of intent with ArcelorMittal to segregate BioEnergia’s charcoal activities supporting ArcelorMittal’s long steel business from its charcoal activities supporting the Company’s stainless steel business through a demerger of the assets and liabilities related to BioEnergia’s charcoal activities supporting ArcelorMittal’s long steel business. This is proposed to be accomplished by the creation of a wholly owned subsidiary of BioEnergia, to which the assets and liabilities associated with ArcelorMittal’s long steel business will be contributed. ArcelorMittal will then redeem its shares in BioEnergia and receive all of the shares of the newly created subsidiary. As a result, ArcelorMittal Inox Brasil will become the sole shareholder of BioEnergia. The demerger is expected to be completed in the first half of 2011, from which time the results of BioEnergia will be consolidated into those of the Company.

The Spin-off

The spin-off will become effective when (i) ArcelorMittal’s shareholders vote to approve the spin-off as set out in the spin-off proposal (projet de scission partielle) and the report (rapport écrit détaillé) on the spin-off proposal prepared by ArcelorMittal’s board of directors, and thereby the transfer without liquidation of the entirety of ArcelorMittal’s stainless and specialty steels businesses to the Company; and (ii) ArcelorMittal, as the sole shareholder of the Company, votes to approve the spin-off as set out in the spin-off proposal (projet de scission partielle) and the report (rapport écrit détaillé) on the spin-off proposal prepared by the Board of Directors, and thereby the issuance of newly created ordinary shares and simultaneous allocation of such shares on a pro rata basis to the shareholders of ArcelorMittal. The Company’s shares are expected to be admitted to listing and trading on the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris.

The spin-off is subject to conditions precedent described in “The Spin-off and Listing — Spin-off and Listing Details — Conditions to the Effectiveness of the Spin-off”.

Key Strengths

Management believes that the following are among the Company’s key strengths:

Leading Global Stainless and Specialty Steel Producer

The Company is a leading global stainless and specialty steel producer with an international footprint, a strong market position in South America and Europe, best-in-class technology and production facilities located in Brazil, Belgium and France.

South America

The Company is the only integrated producer of flat stainless and electrical steel in South America. Management believes that the Company’s position in South America has contributed to its global leadership in the stainless and electrical steel industry. Further, management believes that the Company is a cost efficient producer of stainless and electrical steel and is well equipped to continue to serve the growing South American market as a result of its state-of-the-art production and distribution facilities and its ownership of a 36.5% stake in BioEnergia, which uses an advanced biomass technology to produce charcoal (biomass) that the Company uses to fuel its blast furnaces. Management expects that demand for stainless and specialty steels in South America will continue to grow in the near-term, driven in part by key upcoming events, such as the 2014 World Cup in Brazil and the 2016 Olympic Games in Rio De Janeiro, as well as an expected increase in energy and infrastructure spending.

Europe

The Company has a strong presence in the European stainless steel market. Management believes that the Company’s position is primarily due to its large industrial footprint, developed sales and distribution network and highly skilled employees. The Company’s state-of-the-art production facilities in Belgium and France are strategically located close to its major customers and have consistently maintained high performance standards through the optimization of production volumes, inventory and costs. Management also believes that its distribution network is one of the most integrated and technically advanced in Europe and is effective at maintaining direct contact with end users through the Company’s strong sales and marketing capabilities. The Company benefits from its employees’ significant knowhow, which aids it in implementing best practices across its European operations. The Company’s reputation as a quality European steel producer is also supported by its product portfolio, which management believes to be one of the broadest among global producers, as well as its capacity for innovation through focused research and development.

Long-term Growth Potential of the Stainless and Specialty Steel Industry

The long-term outlook for the stainless industry is generally considered to be more favorable in terms of expected growth than the carbon steel industry because demand for stainless steel tends to come later in the economic development cycle. Following declines in production in 2008 and 2009, management expects global demand for stainless steel to return to pre-crisis growth levels of approximately 4.5% per annum. Management expects growth to be led by emerging markets and believes that the Company is well positioned to capture growth in demand in these markets, in particular in South America, where it has a strong market position.

A Global, Integrated Distribution Network and Proximity to Customers

Management believes that the Company’s global integrated distribution network provides it with a competitive advantage, particularly through its ability to tailor products to address specific customer needs. The Company’s Services & Solutions segment performs three core activities: (i) the management of exclusive, direct sales of stainless steel products from the Company’s production facilities, primarily those located in Europe; (ii) distribution of the Company’s and, to a much lesser extent, external suppliers’ products; and (iii) transformation services, which include the provision of value-added and customized steel solutions through further processing to meet specific customer requirements. The Company has one of the largest stainless and specialty steel distribution networks in the world, with a total of 19 SSCs, 10 transformation facilities and 30 sales offices located on three continents in over 30 countries. The Company has the only integrated distribution network in South America and, management believes, one of the most integrated distribution networks in Europe. The Company’s distribution channels are also strategically located in areas of high demand and close to many end users. The Company works continuously to develop further its distribution network through internal development, partnerships or targeted acquisitions, such as the recent acquisitions of ArcelorMittal Montevideo (formerly Cínter), a tube manufacturer in Uruguay, and M.T. Majdalani y Cia., the leading stainless steel distributor in Argentina. The Company normally expands its global distribution network either in response to an identified market opportunity or in response to the express business needs of major customers. Management believes that the Company’s strategic approach to the expansion of its distribution network contributes to its ability to maintain market share and capture growth opportunities as they arise.

The Company is also able to expand its global commercial reach through independent agents and through affiliated agents that are part of the ArcelorMittal Distribution Solutions division, none of which it owns. As of the date of this prospectus, the Company had access to 53 distribution channels, including its own sales offices and distribution channels that it did not own (but excluding its SSCs and transformation facilities).

Effective Working Capital and Risk Management Policies

The Company manages its working capital and leverages its integrated distribution network in order to maintain low inventory levels across its business. It also uses derivative instruments, such as forward contracts, swaps and options, to manage its exposure to commodity and energy prices, including nickel prices, which are particularly volatile.

Leading Research and Development Capabilities

The Company has strong research and development capabilities in Timóteo, Brazil and Isbergues and Imphy, France. With a 2010 budget of approximately $18 million, its 117 research and development employees develop high-end applications and specialties. The Company’s research and development departments interact closely with its operating segments and partner with industrial end users and leading research organizations in order to remain at the forefront of product development. Management believes that the Company’s research and development capabilities have contributed to its leadership in the industry and its development of recognizable brands which have been on the stainless and specialty steel markets for over 20 years. In addition, the Company concentrates a significant portion of its research and development budget on higher margin specialty products, such as nickel alloys, which have, in the past, contributed to its profitability.

Culture of Continuous Improvement

The Company has instituted an internal continuous improvement program, which has become part of its corporate culture. As part of this program, it has introduced a management gains plan aimed at achieving selling, general and administrative expense and headcount reductions, reductions in energy consumption, significant yield improvements and reductions in raw materials costs. Furthermore, the Company is dedicated to improving safety across its business as evidenced by a decline in safety frequency rates (defined as number of loss time accidents divided by total working hours). Management believes that these and other initiatives it has implemented in recent years will allow it to continue to reduce operating costs, improve efficiency and increase profitability while maintaining a safe operating environment.

Dedicated and Motivated Workforce

The Company has introduced various initiatives to improve the dedication and motivation of its work force, including development programs, employee self-evaluations, monthly career committee meetings to evaluate opportunities for managers and performance-based bonuses. Management believes that greater accountability among its workforce improves motivation, and that the Company’s approach to human resources has contributed to the dedication and motivation of its work force, which management believes enhances its overall performance.

Ability to Produce Stainless and Specialty Steel Products from Low-cost Charcoal (Biomass)

Through its 36.5% interest in BioEnergia, the Company participates in the production of low-cost charcoal (biomass), utilizing advanced sustainable technologies. BioEnergia produces wood and charcoal (biomass) from cultivated eucalyptus forests, which the Company purchases pursuant to a long-term supply agreement for use at its Timóteo production facility. The substitution of charcoal (biomass) for coke at the Timóteo production facility enables the Company to produce stainless and specialty steels in an environmentally and socially responsible manner. In addition, charcoal (biomass) has proven to be more cost effective for the Company than coke. Following BioEnergia’s planned capacity expansion, the Timóteo facility’s Blast Furnace #2, which still uses coke for some of its energy needs, is expected to convert fully from coke to charcoal (biomass) by the end of 2011.

Strong Values and a Commitment to Sustainability

The Company understands its responsibility to future generations and local communities. In addition to its participation, through BioEnergia, in a sustainable biomass technology, the Company has created environmentally sustainable production solutions while still meeting its customers’ stainless and specialty steel demands. The Company seeks to capture sustainability opportunities by making targeted investments, such as developing a highly energy efficient production processes, launching new products to reduce CO2 emissions and conserve energy, and investing in recycling and durability products. The Company has also made a strong commitment to the community through educational, cultural, environmental and social investments. Management is confident that these initiatives have had, and will continue to have, a positive impact on the environment and the communities in which the Company operates, while improving its operational efficiency.

Key Strategies

The Company’s vision as a leading sustainable stainless and specialty steel company is to become the primary source of stainless steel, electrical steel and nickel alloys and specialty steel for all of its customers. Management intends to achieve this vision through a three-part strategy comprised of eight key areas of focus:

Growth

•                               Post-crisis Rebound and Expected Recovery

Management expects the European steel market to grow and normalize to pre-crisis levels within the next two to three years and the South American steel market to continue its recent growth. Management intends to leverage the Company’s strong market position, proximity to customers and available capacity to capitalize on the expected increase in demand for stainless steel, electrical steel and nickel alloys and specialties.

•                               Growth in Emerging Markets

Management expects demand for stainless and specialty steels in emerging markets to grow significantly in the medium-term, due to continued industrialization and wealth creation. The growth prospects for Brazil and other South American economies are particularly attractive. Management intends to take advantage of this growth potential by increasing its sales to these emerging markets.

•                               Development of Competitive and Innovative Products and Applications

The Company’s research and development strategy involves collaborating with public research centers and other industrial partners to develop innovative products and applications. Recent examples of innovative products and applications include:

•                                SolarStyl®, a unique stainless and specialty steel solution for fully integrated photovoltaic panels (solar panels) on buildings;

•                                grade K45 ferritic steel (20% chromium), which can be used in applications in a wide range of industries, and is characterized by strong resistance to pitting corrosion and suitability for exposure in moderately corrosive industrial and urban environments, strong polishability and attractive mechanical properties at high temperatures; and

•                                201LN, an austenitic grade with low nickel, high manganese and low carbon content, which is used in cryogenic and railroad applications.

Management intends to continue to support the development of the Company’s product range by leveraging its strong research and development capabilities and continuing to establish relationships with public research centers and other industrial partners.

Efficiency

•                               Management Gains

Management intends to achieve significant near- to medium-term management gains in the form of cost savings in raw materials as well as certain other fixed and variable costs. The Company is in the process of implementing a five-year, $250 million sustainable cost reduction plan, which is part of a management gains plan announced by ArcelorMittal in September 2008. This program involves making reductions in selling, general and administrative expenses and headcount, and reducing energy consumption and raw material costs by, among other things, switching from coke to charcoal (biomass). As part of this plan, the Company had already achieved by June 2010 approximately $144 million in sustainable cost reductions, resulting in significant yield improvements.

•                               Vertical Integration

The Company is currently expanding its upstream and downstream operations, and improving integration between them in order to improve efficiency. The Company actively assesses upstream and mining opportunities (both individually and in partnership) in order to target secure sources of raw materials and create upstream production synergies. Through its 36.5% interest in BioEnergia, the Company maintains a secure source of cost effective and energy efficient charcoal (biomass), which it uses to fuel the blast furnaces at its Timóteo production facility. Further, through its 11.38% interest in General Moly, the Company has secured a long-term source of molybdenum. Similarly, the Company seeks to leverage its existing downstream strengths by expanding its distribution network in both developed and emerging markets and by adding value through the provision of transformation services in its Services & Solutions segment. The Company is also focusing on deepening its relationship with customers in end-user markets, capturing growth opportunities, mitigating market cyclicality and managing its exposure to raw material price volatility.

Sustainability

•                               Provision of Environmentally Sustainable Processes and Solutions

The Company has invested and will continue to invest in sustainable development opportunities in order to reduce its environmental impact. In its European production facilities, for instance, the

Company’s stainless steel is produced using recycled scrap material in electric arc furnaces, which use less energy and generate a lower level of CO2 emissions than traditional blast furnaces. The Company also recently constructed a new water treatment unit at its Imphy plant.

In addition, in Brazil, the Company uses charcoal (biomass) produced by BioEnergia as a substitute for coke at its blast furnaces, enabling it to produce stainless steel and specialty products in a more environmentally sustainable manner.

The Company is also involved in developing stainless steel and specialty products that are used in energy efficient applications, including:

•                                stainless steel for automotive (e.g. exhaust systems) and energy infrastructure building applications;

•                                electrical steel products used in high energy efficient transformers and rotating machines; and

•                                nickel alloys for energy efficient electrical equipment, energy production equipment and waste treatment equipment, as well as for the development of renewable energies, such as solar power.

•                               Personnel Development

The Company invests in the development of its employees, which management believes enhances their motivation and contributes to the overall success of its business. In order to continue to improve performance at all levels of its business, the Company is actively increasing the deployment of its “Performance Management” process, which is aimed at improving productivity through increased communication with the workforce at all levels, and reinforcing its commitment to a wide range of other personnel development initiatives.

•                               Community Engagement

The Company plays an important role in the communities in which it operates. For example, it makes significant investments in its foundation, which develops corporate responsibility programs in Brazil, and has established a number of partnerships with local communities and municipal organizations, including the fire brigade, police force, local government and schools, all of which are aimed at supporting the community. The Company also provides grants to non-governmental organizations and programs which focus on education, culture and the environment. In Europe, the Company has established a number of environmental initiatives at its various production facilities aimed at mitigating the environmental impact of its operations and strengthening its relationship with local communities. Management intends to continue to develop new initiatives aimed at supporting local communities, and believes that such initiatives create value by promoting environmental solutions, fostering goodwill within the communities in which the Company operates and generally promoting stainless and specialty steel development.

Corporate Organization

APERAM is a holding company with no business operations of its own. All of its significant operating subsidiaries are owned directly or indirectly through intermediate holding companies. The following chart represents its current operational structure, including significant operating subsidiaries, and not its legal or ownership structure.

See Note 1 to the Combined Financial Statements for a list of the Company’s significant subsidiaries.

Operating Segments

During the period prior to April 2010, the entities which comprised the activities of APERAM were operated as a single segment of ArcelorMittal. In April 2010, the Company began managing its business according to three operating segments: Stainless & Electrical Steel, Services & Solutions and Alloys & Specialties. The following table sets forth selected financial data by operating segment:

	Stainless and Electrical Steel	Services & Solutions	Alloys & Specialties	Others/ Eliminations(1)	Total
Six Months Ended June 30, 2010
Sales to external customers	1,432	1,133	233	—	2,798
Intersegment sales(2)	828	52	4	(884)	—
Operating (loss)/income	86	53	22	15	176
Depreciation	128	15	3	—	146
Capital expenditures	35	4	3	—	42
Total assets	5,077	1,089	293	596	7,055
Total liabilities	1,334	592	121	1,619	3,666

Six Months Ended June 30, 2009
Sales to external customers	1,042	666	218	3	1,929
Intersegment sales(2)	414	35	1	(450)	—
Operating (loss)/income	(196)	(33)	(5)	(8)	(242)
Depreciation	131	13	3	4	151
Capital expenditures	35	11	7	5	58
Total assets	4,865	658	250	1,214	6,987

	Stainless and Electrical Steel	Services & Solutions	Alloys & Specialties	Others/ Eliminations(1)	Total
Total liabilities	1,072	315	129	2,000	3,516

Year Ended December 31, 2009
Sales to external customers	2,125	1,677	430	3	4,235
Intersegment sales(2)	1,060	81	5	(1,146)	—
Operating (loss)/income	(157)	(40)	(1)	(9)	(207)
Depreciation	278	31	6	4	319
Impairment	9	5	—	—	14
Capital expenditures	77	20	13	5	115
Total assets	5,342	812	255	724	7,133
Total liabilities	1,237	422	105	1,780	3,544

Year Ended December 31, 2008
Sales to external customers	4,784	2,729	800	45	8,358
Intersegment sales(2)	2,003	94	1	(2,098)	—
Operating income/(loss)	345	(43)	26	54	382
Depreciation	277	30	6	6	319
Impairment	20	—	—	—	20
Capital expenditures	174	29	9	36	248
Total assets	5,018	973	315	1,034	7,340
Total liabilities	1,314	489	228	2,030	4,061

Year Ended December 31, 2007
Sales to external customers	5,311	3,002	868	38	9,219
Intersegment sales(2)	2,163	92	4	(2,259)	—
Operating income	763	56	61	23	903
Depreciation	238	23	6	8	275
Capital expenditures	208	32	16	20	276
Total assets	6,558	1,243	356	1,393	9,550
Total liabilities	1,820	713	206	1,291	4,030

As at January 2007
Total assets	6,378	924	379	453	8,134
Total liabilities	1,820	781	173	1,358	4,132

Notes:

(1)

Others/Eliminations includes all operations other than those that are part of the Stainless & Electrical Steel, Services & Solutions and Alloys & Specialties operating segments, together with intersegment eliminations and/or non-operational items which are not segmented.

(2)	Transactions between segments are conducted on the same basis of accounting as transactions with third parties.

For a breakdown of sales by geography, see Note 24 to the Combined Financial Statements and Note 7 to the Unaudited Interim Condensed Combined Financial Statements.

Key Products

Stainless Steel

Stainless steel is a family of steels (which are alloys made of iron and carbon but containing less than 2% carbon) that is characterized by its superior resistance to corrosion. By contrast to plain or carbon steels, stainless steels have a chromium content of at least 10.5%, which increases corrosion resistance, and a carbon content of less than or equal to 1.2%. As a result of their chromium content, stainless steels are protected by a passive layer of chromium oxide, resulting from the natural reaction of chromium atoms with air moisture. This layer automatically heals itself in the event of damage, giving stainless steels their corrosion resistance. Therefore, stainless steels do not require any coating or other corrosion protection to retain their physical properties in the long term.

Various alloys are added to stainless steels to improve their mechanical, physical and anti-corrosive properties. Nickel, molybdenum, titanium and manganese are the most commonly used alloys in addition to chromium. The addition of these elements provides further advantages, such as resistance to corrosion in highly aggressive media, resistance to oxidation at high temperatures, toughness and ductility at very low temperatures, high mechanical strength and formability (including drawing, bending, hydro forming, welding and brazing). Initially used for cutlery, the application of stainless steels in industrial and other applications has expanded significantly, as it has proved significantly more cost effective than alternative materials across a wide range of applications. Stainless steel’s attractive properties, which include a high strength-to-weight ratio, heat tolerance, aesthetic qualities and the ability to be recycled have contributed to the continued development of new products and applications. The Company sells stainless steel products primarily to end users in the catering and appliance, energy and chemicals, building and construction and automotive and transportation industries.

The Company offers one of the most complete ranges of stainless steel flat products available on the market, including:

•                               austenitic chromium-nickel alloys (300 series), with 8 to 13% nickel content;

•                               austenitic chromium-nickel-manganese alloys (200 series) with low nickel content (2 to 4%);

•                               ferritic steels (400 series), which do not contain nickel;

•                               duplex steels; and

•                               martensitic steels.

The Company’s standard stainless steel products are produced in various shapes (HRAP/HRC or CR, ranging from 0.3 to 13mm thickness (up to 50mm for plates) and up to 2m width), with a variety of surface conditions, including annealed, bright annealed, polished, matte or brushed.

Electrical Steel

Electrical steels are silicon-iron alloys, which enable steel to have specific magnetic properties. Electrical steels are classified as GO steels, which are mainly used to build transformer cores, and NGO steels, which are mainly used to build rotating machines but also to build small transformers. NGO steels are categorized based on their core energy losses, which is a measure of energy efficiency. The Company sells its electrical steel products primarily to end users in the transformers, electric motors and generators industries.

The Company offers one of the most complete ranges of electrical steels available on the market, including:

•                               GO steels, from regular to M3+ grades (which are among the higher grades); and

•                               NGO fully processed steels, including:

•                                regular grades (M600 and above, having core energy losses of 6W/kg or greater);

•                                medium grades (M400 up to M600, having core energy losses from 4W/kg up to 6W/kg);

•                                high grades (M300 up to M400, having core energy losses from 3W/kg up to 4W/kg); and

•                                ultra-high grades (below M300, having core energy losses of less than 3W/kg).

Alloys & Specialties

The Company specializes in the design, production and transformation of various nickel alloys and certain specific stainless steels. Produced in the form of bars, cold rolled strip, wire rod and plates, and offered in a wide range of grades, these products are intended for high-end applications or applications addressing very specific customer requirements. The Company’s nickel alloys and specialties products are utilized by customers across a broad range of industries, including the aerospace, automotive, electronics, petrochemical, oil and gas and other industries.

Nickel alloys generally have a nickel content greater than 30% and contain other alloying elements, such as iron, chromium, molybdenum, copper and cobalt, among others. They are produced in a diverse range of grades which exhibit unique physical properties, including controlled thermal expansion, magnetism, resistance to highly corrosive environments and mechanical resistance.

Distribution Network

The Company sells and distributes its products through its Services & Solutions segment. The Services & Solutions segment also provides value-added and customized steel solutions through further processing to meet specific customer requirements. Through its distribution network, the Company serves a variety of industries, including the automotive, construction, household appliances, public works, civil engineering and general industries. As of the date of this prospectus, the Company’s distribution network is comprised of 19 SSCs, 10 transformation facilities and 30 sales offices located across more than 30 countries. The Company’s largest SSCs in terms of sales are located in Germany, France and Italy. Its transformation facilities include two precision units located in France as well as tube making units located across Europe and South America. The Company also distributes its products through independent agents and through affiliated agents that are part of the ArcelorMittal Distribution Solutions division, none of which it owns. As of the date of this prospectus, the Company had access to 53 distribution channels, including its own sales offices and distribution channels that it did not own (but excluding its SSCs and transformation facilities).

The Company’s Services & Solutions segment performs three core activities: (i) the management of exclusive, direct sales of stainless steel products from the Company’s production facilities, primarily those located in Europe; (ii) distribution of the Company’s and, to a much lesser extent, external suppliers’ products; and (iii) transformation services, which include the provision of value-added and customized steel solutions through further processing to meet specific customer requirements. The Company has the only integrated distribution network of stainless steel and specialty steel products in South America and, management believes, one of the most integrated distribution networks in Europe.

Through its integrated distribution network, management believes that the Company sells and distributes the widest range of stainless steel products in the industry, including flat products, tubes, transformed strips and precision strips. The Company’s SSCs acquire hot or cold coils from its production facilities or from external suppliers, which they cut, polish or brush and then package for direct delivery to customers. In 2009, the

Company’s SSCs accounted for approximately 80% of the Services & Solutions segment’s total shipments, while its tube making units and precision units accounted for the remaining 15% and 5%, respectively. The Company’s transformation facilities transform hot or cold coils through forming, welding, pickling, annealing, expanding, cutting and bending and then package and ship them to customers.

The distribution chain for the Company’s products is depicted in the chart below:

The Company’s distribution channels are strategically located close to many end users, which enhances its ability to provide customers with immediate availability of the entire range of its products, including flat, long, technical and specialty steel. Management believes that the Company’s distribution network also enables it to cover all the major customers in the European market and a significant proportion of customers in the South American market, and provides it with a presence in several key growth regions.

Strategic Participation in Biomass and Upstream

The Company’s strategy with respect to upstream investments is to secure strategic raw materials and leverage upstream technology to create production synergies. In pursuit of this strategy, it holds interests in certain entities that produce raw materials used as inputs in its production process, including its 36.5% interest in BioEnergia, which uses a unique and advanced biomass technology to produce charcoal (biomass) which is subsequently purchased by the Company pursuant to a long-term supply agreement, and its 11.38% interest in General Moly, the operator of one of the world’s largest development projects for the production of molybdenum.

BioEnergia

BioEnergia was formed in 2009 as a result of the merger between ArcelorMittal Energética Jequitinhonha and ArcelorMittal Florestas, which created the largest charcoal producer in the world based on annual production capacity, which is approximately 550 thousand tonnes. The Company holds a 36.5% interest in BioEnergia and ArcelorMittal holds the remaining 63.5%. Prior to the formation of BioEnergia, the results of ArcelorMittal Energética Jequitinhonha were consolidated with the operations of the Company. Subsequent to the formation of BioEnergia, the Company’s 36.5% interest has been accounted for under the equity method. On November 1, 2010, ArcelorMittal Inox Brasil entered into a letter of intent with ArcelorMittal to segregate BioEnergia’s charcoal activities supporting ArcelorMittal’s long steel business from its charcoal activities supporting the Company’s stainless steel business through a demerger of the assets and liabilities related to BioEnergia’s charcoal activities supporting ArcelorMittal’s long steel business. This is proposed to be accomplished by the creation of a wholly owned subsidiary of BioEnergia, to which the assets and liabilities associated with ArcelorMittal’s long steel business will be contributed. ArcelorMittal will then redeem its shares in BioEnergia and receive all of the shares of the newly created subsidiary. As a result, ArcelorMittal Inox Brasil will become the sole shareholder of BioEnergia. The transaction contemplated by the letter of intent is expected to be completed in the first half of 2011, from which time the results of BioEnergia will be consolidated into those of the Company.

BioEnergia produces wood and charcoal (biomass) for use in the steel industry from cultivated eucalyptus forests. The Company purchases charcoal (biomass) produced by BioEnergia pursuant to a long-term supply agreement for use at its Timóteo production facility. The substitution of charcoal (biomass) for coke at the Timóteo production facility enables the Company to produce stainless and specialty steels in an environmentally and socially responsible manner in addition to improving its cost efficiency.

BioEnergia owns forests in the Brazilian states of Minas Gerais and Bahia. These forests have a six- to seven-year growing cycle.

BioEnergia’s facilities include the following:

•                               three seedling nurseries, which have a capacity of approximately 42 million seedlings per year. The nursery has a temperature and humidity controlled vegetation house where more than 30 years of research with hybridation programs has been carried out with the aim of improving the productivity and quality of the forest;

•                               harvesting machinery with the capacity to process 2.5 million cubic meters of wood annually from the forest, which is expected to increase to 3.5 million cubic meters by the end of 2011 following a planned expansion of the harvest machinery fleet; and

•                               charcoal (biomass) production units using the most advanced carbonization kilns. Each kiln has the capacity to process 700 cubic meters of wood. BioEnergia’s kilns are equipped with automation systems, burning units for the carbonization of gases and a cooling system. BioEnergia intends to streamline the carbonization cycle from 12 days to 8 days by 2012 through ongoing optimizations.

Certain of BioEnergia’s facilities are located approximately 350 kilometers from the Company’s integrated production facility in Timóteo, Brazil. Following BioEnergia’s planned expansion, it expects to be able to produce sufficient volumes of charcoal (biomass) to meet the Company’s expected demand of 450 thousand tonnes by the end of 2011. Following the expansion, the Timóteo facility’s Blast Furnace #2, which still uses coke, is expected to convert fully from coke to charcoal (biomass).

General Moly

The Company holds an 11.38% interest in General Moly, whose primary asset is an 80% interest in the Mt. Hope Project, a U.S. molybdenum property located in Nevada, United States. The Mt. Hope Project has proven and probable molybdenum reserves of 1.3 billion pounds. General Moly also holds a 100% stake in a second significant molybdenum project, the Liberty Property, also located in Nevada. In addition, General Moly owns certain other non-core properties and mineral rights. Production is expected to commence at the Mt. Hope Project in the medium term.

The Company is party to a molybdenum supply agreement with General Moly (the “General Moly Offtake Agreement”) that provides for it to purchase 6.5 million pounds of molybdenum per year, plus or minus 10%, once the Mt. Hope Project commences commercial operations at minimum specified levels. The supply agreement provides for a floor price along with a discount formula based on a published reference price above the floor price and expires five years after the commencement of commercial production at the Mt. Hope Project. Both the floor and threshold levels at which the percentage discounts change are indexed to a producer price index. The General Moly Offtake Agreement is expected to provide the Company with 32.5 million pounds of molybdenum for the five years following the commencement of production.

The Company and General Moly have also entered into an extension molybdenum supply agreement (the “General Moly Extension Agreement”). The General Moly Extension Agreement provides the Company with a five-year option to purchase from General Moly 3 million pounds of molybdenum per year for 10 years following the expiration of the General Moly Offtake Agreement. In order for the Company to exercise this option and make the General Moly Extension Agreement effective, it must beneficially own more than 11,100,000 shares of General Moly common stock on or prior to April 15, 2015. The Company is currently General Moly’s largest shareholder and owns 8,256,699 shares of common stock following its investment in November 2007.

General Moly entered into an agreement with China Han Long Mining Development Limited (“Han Long Mining”), pursuant to which Han Long Mining has agreed to invest in General Moly. Once this investment has been completed, the Company’s percentage interest in General Moly will decrease to approximately 8%.

Production Facilities

The following tables provide an overview of the Company’s principal production and downstream facilities, each of which is wholly-owned by the Company, by operating segment, location, size (in the case of production facilities only), facility type and products:

Production Facilities by Geography

Country	Locations	Size (square kilometers	Type of Plant	Products

Stainless & Electrical Steel

Brazil	Timóteo	2.1	Integrated mill/Blast furnace	Stainless/Electrical

Belgium	Châtelet	0.5	Electric arc furnace meltshop/Hot rolling	Stainless flat

Belgium	Genk	0.8	Electric arc furnace (Recyco)/Cold rolling	Stainless flat

France	Gueugnon	0.4	Cold rolling	Stainless flat

France	Isbergues	0.9	Cold rolling	Stainless flat

Nickel Alloys & Specialties

France	Amilly	—	Downstream	Electrical components

France	Imphy	0.4	Electric arc furnace meltshop/Hot rolling/Cold rolling/Specialized foundry	Nickel Alloys/Stainless

France	Epone	—	Downstream	Wire drawing

China	Foshan	—	Downstream	Magnetic Cores

Facility Types

		Capacity	Production
Facility(1)	Number of Facilities	(in millions of tonnes per year)(2)	in 2009 (in millions of tonnes)(2)

Blast furnace	2	0.7	0.4
Electric arc furnace	6	3.0	1.6
Continuous caster — slabs	4	3.0	1.6
Hot rolling mill	4	4.5	1.6
Cold rolling mill (Z mill)	19	2.2	1.0
Pickling line	5	2.1	1.0
Annealing line	16	2.4	1.2
Skin pass mill	7	1.3	0.5
Continuous bloom/billet caster	1	0.1	0.0

Notes:

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as an input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of saleable finished steel products.

(2)	Reflects design capacity, and does not take into account other constraints in the production process.

All of the Company’s production facilities are owned directly or indirectly by it and none of them is subject to any material encumbrances.

Stainless & Electrical Steel

Europe

The Company’s European facilities produce the full range of its stainless steel products. Its stainless steel production facilities in Europe produced approximately 1 million tonnes of crude steel in 2009. The Genk, Châtelet, Gueugnon and Isbergues production facilities cover an area of approximately 0.8 square kilometers, 0.5 square kilometers, 0.4 square kilometers and 0.9 square kilometers, respectively.

The Company has two electric arc furnace meltshops in Belgium, located in Genk and Châtelet. The Genk facility includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and a lab continuous caster. It also includes a cold rolling mill facility. The Châtelet facility is an integrated facility with a meltshop and a hot rolling mill. The Châtelet meltshop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, a slab continuous caster and slab grinders.

The Company’s cold rolling facilities in Europe consist of three cold rolling mill plants, located in Belgium (Genk) and France (Gueugnon and Isbergues). All three plants include annealing and pickling lines (with shot blasting and pickling equipment), cold rolling mills, bright annealing lines (in Gueugnon and Genk), skin-pass and finishing operations equipment. The Isbergues plant also includes a DRAP (Direct Roll Anneal and Pickle) line. The Genk plant is focused on austenitic steel products, the Gueugnon plant on ferritic products and the Isbergues plant on products dedicated to the automotive market (mainly ferritic steels) and industrial market (mainly austenitic steels). The Company recently set up Recyco, an electric arc furnace recycling unit that recycles dust and slugs to retrieve nickel and chromium, at its Isbergues facility.

South America

The Company is the only integrated producer of flat stainless and electrical steel in South America. Its integrated production facility in Timóteo, Brazil produces the full range of the Company’s electrical steel products, which account for approximately 10% of the Stainless & Electrical Steel operating segment’s total shipments, and a wide range of stainless steel products. The Company also produces relatively small volumes of special carbon steel at its Timóteo production facility. In 2009, the Company produced 0.6 million tonnes of crude steel at this facility, from which it exported products to more than 48 countries. The Timóteo production facility covers an area of approximately 2.1 square kilometers and has an annual production capacity of 0.9 million tonnes.

The Timóteo integrated production facility includes two blast furnaces, one melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), one hot strip mill (including one walking beam and one pusher furnace with one rougher mill and one steckel mill), a stainless cold rolling shop (including one hot annealing pickling line, two cold annealing pickling lines, one cold preparation line, three cold rolling mills and 20 batch annealing furnaces) and an electrical steel cold rolling shop (including one hot annealing pickling line, two tandem annealing lines, one decarburizing line, one thermo flattening and carlite coating line and one cold rolling mill).

Alloys & Specialties

The Alloys & Specialties integrated production facility is located in Imphy, France and includes a meltshop, a wire rod facility and a cold rolling facility. The meltshop is designed to produce specialty grades and includes one electric arc furnace with a vacuum oxygen decarburization ladle and a ladle furnace, one vacuum induction melting furnace and one vacuum arc remelting furnace. The meltshop is also equipped with ingot casting facilities and a continuous billet caster. The Company’s wire rod mill specializes in the production of nickel alloys and has the ability to process a wide range of grades, including stainless steel. It comprises a blooming mill, billet grinding, a hot rolling mill, which has a capacity of 30 thousand tonnes, and finishing lines. The Imphy production facility covers an area of approximately 0.4 square kilometers.

The Company also owns downstream nickel alloy and specialty assets, including Rescal S.A., a wire drawing facility located in Epone, France, Mécagis (renamed ArcelorMittal Stainless and Nickel Alloys Components), an electrical components manufacturer located in Amilly, France, Imhua Special Metals, a transformation subsidiary in Foshan, China, and a 33% interest in Innovative Clad Solutions as of December 31, 2009, a production facility for industrial clads in Central India.

Raw Materials and Energy

The Company’s production facilities use both the traditional blast furnace process as well as the electric arc furnace steelmaking process. In Brazil, the Company predominantly uses the traditional blast furnace production process, which requires, among other materials, iron ore and coke or charcoal (biomass). In Europe, the electric arc furnaces at its Châtelet and Genk production facilities use stainless and carbon steel scrap as key raw material inputs. In addition, the Company uses nickel, ferrochrome and molybdenum, among other materials, in its products.

The Company’s raw materials purchasing strategy is focused on two principles: security of supply and flexibility. The needs of its production facilities are determined on the basis of five-year plans and annual budgets, and are largely met through the use of supply contracts which vary in duration from one to five years. In addition to long-term contracts, the Company’s purchasing strategy incorporates both short-term contracts and spot market purchases.

The Company’s purchasing organization negotiates key raw material purchasing contracts globally with a variety of suppliers to secure its long-term needs. For certain contracts with global or large regional suppliers, however, the Company will continue to rely on ArcelorMittal’s purchasing and sourcing organization to assist in the negotiation of contracts with suppliers, as contemplated by the Purchasing Services Agreement, the Sourcing Services Agreement and the Brazilian Cost Sharing Agreement. These agreements will cover the following key purchasing categories: energy (electricity, natural gas, industrial gas), raw materials (ferro-alloys and certain base materials), operating materials (rolls, electrodes, refractories) and industrial products and services. The Purchasing Services Agreement will also permit the Company to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items not specific to stainless steel production. Under the Sourcing Services Agreement, ArcelorMittal will assist the Company in the negotiation of contracts with suppliers relating to ferroniobium and ferrovanadium; and, in turn, the Company will assist ArcelorMittal’s sourcing organization in the negotiation of contracts with suppliers relating to stainless steel materials, including nickel, chromium and molybdenum.

Raw Materials

Nickel

The Company buys nickel from a variety of global producers, with contracts varying in duration from one to five years. Nickel is bought as pure nickel (cathodes, briquettes) or as ferronickel (materials typically containing 20 to 40% nickel) and prices are based on the official cash or three-month settlement price quoted on the London Metal Exchange (the “LME”). A premium is paid based on the quality of the material.

Ferrochrome

Chromium ore is mostly supplied in the form of ferrochrome (FeCr) and occasionally as chromium ore. Approximately 50% of worldwide ferrochrome production takes place in South Africa, which holds an estimated 75% of the world’s chrome ore reserves. Consequently, the Company sources most of its ferrochrome from ferrochrome producers in South Africa pursuant to long-term contracts that vary in duration. The Company also sources ferrochrome under short-term contracts with producers in other chrome-producing countries. Although volumes are stipulated in the contracts, the price of ferrochrome is negotiated quarterly between the major South African producers and the major consumers in Europe and Asia. In addition, the Company produces ferrochrome at its Timóteo production facility from chromium ore purchases.

Molybdenum

The Company currently sources molybdenum using a combination of spot market purchases and one-year contracts with three different types of counterparties: miners/producers, independent converters and traders. Molybdenum is mainly purchased as molybdenum oxide and ferromolybdenum and occasionally as molybdenum metal. Management expects that the Company’s molybdenum needs will largely be met by the General Moly Offtake Agreement, which provides for it to purchase 6.5 million pounds of molybdenum per year, plus or minus 10%, once General Moly’s Mt. Hope Project commences commercial operations at minimum specified levels. The General Moly Offtake Agreement provides for a floor price along with a discount formula based on the published reference price above the floor price. Both the floor and threshold levels at which percentage discounts change are indexed to a producer price index. See “— Strategic Participation in Biomass and Upstream — General Moly”.

Stainless Steel Scrap

The Company uses stainless steel scrap both as a primary metal in the production of its stainless steel products as well as an additional source of nickel, chrome and molybdenum. The stainless steel scrap market is regional in nature, with specialized suppliers collecting and blending new stainless steel scrap (cuttings and turnings) and demolishing old scrap to produce a mix with consistent quality and composition. In contrast to the Company’s other raw materials, stainless steel scrap is purchased on a monthly basis, allowing for adjustments in volume to account for variations in production. Stainless steel scrap pricing is based on its constituting elements (iron, nickel, chromium and, for some grades, molybdenum) and is negotiated monthly.

Coke and Charcoal (Biomass)

BioEnergia, in which the Company owns a 36.5% interest, uses a unique and advanced biomass technology to produce charcoal (biomass), which is purchased by the Company and used as a substitute for coke at its Timóteo production facility. The Company purchases charcoal (biomass) from BioEnergia at market prices pursuant to a long-term supply contract. The Timóteo production facility is the only facility that currently uses coke. However, it is expected to convert fully from coke to charcoal (biomass) by 2011. Management believes that BioEnergia will provide an adequately stable supply of charcoal (biomass) to support the Company’s operations for the foreseeable future.

Iron Ore

The Company currently has an agreement with Vale pursuant to which Vale supplies it with 100% of its iron ore requirements for the blast furnaces at its Timóteo production facility. This agreement expires in September 2011. While the Company is currently considering its strategy for the supply of iron ore following the expiration of this contract, management believes that there are a sufficient number of suppliers of iron ore in the market such that it will be able to procure an adequately stable supply of iron ore to support its operations for the foreseeable future.

Carbon Steel Scrap

The Company procures the majority of its carbon steel scrap, which it uses in its electric arc furnaces at its European production facilities, locally and regionally in order to optimize transportation costs. The Company typically enters into monthly contracts for its carbon steel scrap requirements.

Energy

Natural Gas

In Brazil, the Company uses LPG (liquid propane gas), which it sources from a variety of suppliers. However, management expects that by March 2011, about 90% of LPG consumption will be substituted for natural gas. The Company expects to enter into a long-term natural gas supply contract with a Brazilian supplier, which will include guaranteed volume provisions.

For its European operations, the Company sources most of its natural gas requirements using the prevailing oil-based pricing systems. The duration and flexibility of its natural gas contracts, including the possibility of access to the spot markets, can vary.

Electricity

The Company procures its electricity through long-term contracts which vary in duration depending on the supplier. These long-term contracts generally provide volume and tariff guarantees and include contingencies in the event of plant expansions. At the Timóteo production facility, following the switch from LPG to natural gas, excess gases produced at the plant will be captured and used to generate a significant portion of the plant’s electricity requirements.

Industrial Gases

The Company procures its industrial gas requirements using long-term contracts with various suppliers in different geographical regions.

Research and Development

The Company’s research and development activities are closely aligned with the Company’s strategy and are focused on product development and process development. The Company’s research and development team comprises 117 employees, including 40 engineers. These employees are based in two centers in Europe, located in Isbergues and Imphy, France, and one center in Timóteo, Brazil. The Isbergues center is dedicated to stainless cold flat products and the Imphy center is dedicated to nickel alloys, including electrical/magnetic nickel alloys, and flat and long products. The Timóteo center is dedicated to plates and cold rolled stainless, GO and NGO steels. Each of these research and development centers is located within the relevant production facility, enabling the Company to coordinate its research and development activities based on demand for its products.

The Company has also entered into an arrangement with ArcelorMittal setting out a framework for future cooperation between the groups in relation to certain ongoing and future research and development programs.

Product Development

The Company’s product development activities include new alloy designs, the reduction of costly and sometimes unnecessary alloying elements in its products and improvements in the sustainability of products. Product development activities are coordinated with the Company’s sales and marketing activities in order to optimize material selection and tailor its products to customer demand and specific applications.

Within its product development research, the Company currently focuses on the following products:

Stainless Steel

•                                alloy design and application, with a special focus on ferritic stainless steels;

•                                stainless steel solutions and new applications for the automotive, building, construction and household appliances industries, which includes technical assistance to end users;

•                                stainless steel for industry, including advanced corrosion-resistant steels;

Electrical Steels

•                                development of higher grades of GO steels in order to meet increasing demand for higher efficiency transformers;

•                                creation of new products designed to meet the challenges presented by the new generation of hybrid and electric cars by proactively anticipating market demand;

•                                further strengthening the Company’s technological leadership in NGO steels, especially for traction; and

Alloys & Specialties

•                                bespoke products based on nickel, iron, chromium, cobalt and other alloying elements, all of which target the energy, oil and gas, electronics, electrical engineering, household appliances, safety and automotive and transportation industries.

Process Development

The Company’s process optimization activities are aimed at achieving more cost effective production processes both through energy savings as well as through breakthrough processes.

Within its process development research, the Company currently focuses on the following areas:

•                               development and modeling of melting and casting processes;

•                               hot rolling and cold rolling knowledge and process modeling;

•                               bright annealing technology; and

•                               improving the pickling process in accordance with applicable environmental regulations.

Intellectual Property

The Company’s patent portfolio consists of approximately 69 patent families, with a total of approximately 650 patent applications or granted patents. From these families of patents, approximately 40% protect grades, 5% protect coatings and 55% protect processes or solutions. Some of these patents are co-owned with other entities, and a small number are used under licenses from third parties. Some proprietary techniques, such as LC2I or the Company’s TOP AOD software were developed in partnership. The Company’s trademark portfolio consists of about 70 trademark families, predominantly using the prefix “UGI” or the suffix “IMPHY”, depending on the subsidiary owning the trademark. Under the Transitional Services Agreement, ArcelorMittal will continue to manage the administrative aspects of the Company’s intellectual property and patent portfolio, and the Company may continue to use the ArcelorMittal brand for a transitional period. The Company is not dependent to a material extent on the patents and trademarks described above.

Sales and Marketing

The Company’s Stainless & Electrical Steel and Services & Solutions segments each have their own sales and marketing organization, which are similarly structured and which work closely with each other. The Company’s Alloys & Specialties segment also has a separate sales and marketing organization. Though organizationally separate, the sales organization of all of the Company’s operating segments work together where required in order to deliver high quality service to customers at the lowest cost to the Company.

Sales Contracts

The Company’s sales contracts generally have terms of one year or less. Sales to customers in the automotive and household appliance industries are typically concluded using one-year contracts. Sales to customers in other industries have a shorter duration, generally one month.

Sales to customers in Europe are typically denominated in euro, while sales to customers in Brazil are typically denominated in Brazilian real. No single customer accounted for more than 10% of the Company’s sales in 2007, 2008 or 2009.

Marketing Organization

The Company’s marketing activities follow its sales activities closely and are executed at the local level. In practice, this results in a focus on regional marketing competencies.

At the global level, marketing intelligence is shared with each operating segment’s marketing and strategy teams in order to refine and update the Company’s overall knowledge of the markets in which it operates. This continuous, focused and dynamic exchange of information helps the Company better identify new opportunities, such as new products or applications, new product requirements or new geographical areas of demand. Where a new product opportunity is identified, the Company’s research and development unit is involved in developing the appropriate processes and products to enable it to respond to such opportunity.

An important part of the marketing function is the development of short-term outlooks that provide a perspective on the state of market supply and demand. These outlooks are shared with the sales team as part of the process of finalizing the sales strategy for the near term and with senior management when market conditions require adjustments to production volumes.

Employees

The Company had 9,916 employees as of December 31, 2009. The table below sets forth the total number of employees by operating segment as of December 31, 2009, 2008 and 2007:

Operating Segment	2009(1)	2008(1)	2007(1)
Stainless & Electrical Steel	6,207	6,820	7,065
Services & Solutions	2,759	2,926	2,316
Alloys & Specialties	950	1,049	933
Other(2)	—	1,369	1,241
Total (3)	9,916	12,164	11,555

Notes:

(1)          The number of employees is presented on a full-time equivalent basis, including only employees who have standard permanent and fixed-term contracts. In 2009, the total number of employees included 271 part-time employees, of which 135 were employed by the Stainless & Electrical Steel operating segment, 101 were employed by the Services & Solutions operating segment and 35 were employed by the Alloys & Specialties operating segment. In 2008, the total number of employees included 372 part-time employees, of which 248 were employed by the Stainless & Electrical Steel operating segment, 88 were employed by the Services & Solutions operating segment and 36 were employed by the Alloys & Specialties operating segment. In 2007, the total number of employees included 365 part-time employees, of which 240 were employed by the Stainless & Electrical Steel operating segment, 93 were employed by the Services & Solutions operating segment and 33 were employed by the Alloys & Specialties operating segment.

(2)          Includes employees of ArcelorMittal Energética Jequitinhonha, which was a wholly owned subsidiary of ArcelorMittal Inox Brasil. On July 1, 2009, ArcelorMittal Energética Jequitinhonha acquired ArcelorMittal Florestas, a wholly owned subsidiary of ArcelorMittal Brasil, and contributed this entity to BioEnergia, a joint venture with ArcelorMittal, in return for a 34% interest in the joint venture.

(3)          The total number of employees includes 117 employees based in the Company’s research and development unit and 18 employees based in the Company’s head office as of December 31, 2009. Following the spin-off, the Company employs approximately 65 employees in its head office.

The Company has a long track record of promoting social dialogue with employee representatives in each of the jurisdictions in which it operates. Its employees in various parts of the world are represented by trade unions, and it is a party to collective labor agreements with employee organizations in certain locations. The Company entered into new collective labor agreements in Brazil, Belgium and France in 2009. Management believes that the terms of these agreements are consistent with industry practice in these regions.

During 2008 and 2009, the Company introduced a series of voluntary separation schemes focused on reducing staff to benchmark levels in order to improve productivity and competitiveness and achieving selling, general and administrative expense reductions. The schemes were implemented in accordance with applicable labor laws and practices in the respective countries involved. The voluntary separation schemes were introduced in December 2008 in Belgium, in January 2009 in Brazil and in March 2009 in France and were completed across all jurisdictions by mid-2010. The Company also introduced a workforce planning process across the organization in order to ensure that its employees have adequate skills to achieve its future objectives. Management does not expect to implement further separation or headcount reduction plans in connection with the spin-off.

Competition

In 2009, there were eight stainless steel flat producers in the capacity range of approximately 1.1 million to 3.1 million tonnes per year, accounting for slightly more than half of global market share, based on management estimates. The ten largest producers based on slab production capacity are Acerinox, APERAM, Thyssen Krupp Stainless, Pohang Iron and Steel Company (POSCO), Taiyuan Iron and Steel Company (TISCO), Outokumpu, Nippon Steel, Baosteel, Jiuquan Iron and Steel Company (JISCO) and Yieh United Steel Corporation (YUSCO).

Of these producers, management believes the Company and TKS are the only producers that offer products ranging from stainless and electrical steels to nickel alloys and specialties. In Europe, the Company competes primarily with TKS and Acerinox, which are global suppliers, as well as Outokumpu, which is purely a European supplier. Based on management estimates, imports have accounted for between 12 and 15% of the European market in recent years. In South America, the Company faces competition primarily from imports from Asia and, to a lesser extent, North America. Nickel alloys are a niche market in which the Company’s main competitors are ThyssenKrupp VDM, Carpenter Technologies, Special Metals, Hitachi and Haynes.

Management believes that the competitive landscape is changing due to the emergence of China as the most significant geography in terms of demand. To meet increased demand from China, local production facilities of a significant size have been emerging at a rapid pace, and management believes that this will gradually result in lower levels of concentration of global production.

Stainless Steel Distribution

The Company’s main competitors in the stainless steel distribution market are independent SSCs, integrated SSCs, distributors and traders. Most of the Company’s main competitors, like the Company, have integrated distribution networks, including Outokumpu, Acerinox and TKS. The Company also competes with large independent distributors in Europe, who compete primarily by diversifying their product and service offerings. For instance, the Company competes with BEL and Sogepar, which was recently acquired by Outokumpu. It also faces competition from strong distribution networks in the NAFTA region, although it possesses the only integrated distribution network in South America.

Insurance

Historically, the Company has maintained insurance on its property and equipment in amounts which management believes to be consistent with industry practices. Its insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies.

The Company has also maintained various other types of insurance, such as comprehensive construction and contractor insurance for its major capital expenditure projects, public and products liability insurance, directors and officers liability insurance, credit, commercial crime, transport and charterers’ liability insurance, as well as other customary policies such as car insurance, travel assistance and medical insurance.

In addition, each of the Company’s operating segments has maintained various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability insurance, as well as specific insurance policies covering compliance with local regulations.

The Transitional Services Agreement requires ArcelorMittal to ensure that the insurance policies with third parties that cover entities transferred to the Company in the spin-off remain covered following the spin-off. The Company may also request ArcelorMittal to act as an insurance broker and negotiate insurance policies on its behalf. In general, however, the Company will be responsible for entering into new insurance policies once the insurance policies that currently cover it expire.

Environmental Regulation

The Company’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations continue to become more stringent, management expects that the Company will continue to expend sufficient amounts to achieve or maintain ongoing compliance, as described in further detail in “Financial Information — Legal Proceedings”.

With regard to climate change, the Company’s activities in the European Union are subject to the EU Emissions Trading Scheme, and it is likely that requirements relating to greenhouse gas emissions will become more stringent. The post-2012 carbon market is very uncertain, and the Company is closely monitoring international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions.

Brazil

The following laws and decrees are applicable to the Company’s operations in Brazil:

•                               Decree N 6514/2008, which implements Law N 9605/1999 on environmental liability, and Decree N 6686/2008, which implements the law on environmental crimes, were both published in 2008;

•                               Decree N 6848/2009, which implements Law N 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located;

•                               Federal Resolution N 382/2006, which was published by the Brazilian National Environmental Council (CONAMA), imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxide for new sources in the steel industry. Administrative Order No 259/2009 published by the Ministry of the Environment (MMA) and IBAMA requires that each EIS (Environmental Impact Statement) submitted contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment. The principal labor union is involved in the information and consultation process relating to the health, safety and environmental license; and

•                               Federal Resolution N 396/2008 published by CONAMA, which defines the guidelines and quality standards for classification of groundwater.

European Union

Significant EU Directives and Regulations are applicable to the Company’s production facilities in the European Union, including the following:

•                               Directive 2008/1/EC of January 15, 2008 concerning integrated pollution prevention and control (the “IPPC Directive”), which applies common rules for permitting and controlling industrial installations. This directive, currently under review by the EU Council and Parliament, is complemented by

European Pollutant Release and Transfer Register (E-PRTR) regulation (EC) N° 166/2006 of January 18, 2006 implementing the yearly report on release of pollutants and off-site transfer of waste;

•                               Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy;

•                               Directive 2008/98/EC of November 19, 2008 which establishes the legislative framework for the handling and management of waste in the EU and Regulation (EC) N° 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union; and

•                               Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (the “Emissions Trading Directive”), which establishes a program under which EU member states are allowed to trade greenhouse gas emission allowances within the EU subject to certain conditions.

The following EU Directives are also significant:

•                               Directive 2008/50/EC of May 21, 2008, which deals with ambient air quality and cleaner air for Europe;

•                               Directive 2004/107/EC of December 15, 2004, which sets forth limit values and target values for pollutants in ambient air, including thresholds on very fine particulates;

•                               Directive 2001/81/EC of October 23, 2001, which introduced national emission ceilings for certain pollutants; and

•                               Directive 96/82/EC of December 9, 1996 and Directive 2003/105/EC of December 16, 2003, which relates to the control of major accidents hazards involving dangerous substances (also known as the “SEVESO Directives”).

Environmental damages and violations of the EU legislation are subject to environmental and criminal liability under Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008.

EU Directives applicable to the Company’s products include those relating to waste electrical and electronic equipments (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004).

The Company is also subject to the “REACH” Regulation (EC) N° 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU in volumes of over one tonne per year and to the “CLP” regulation (EC) N° 1272/2008 of December 16, 2008 on classification, labeling and packaging of substances and mixtures, which implements the United Nations Globally Harmonized System (GHS) of classification and labeling. In June 2007, the entities comprising the Company integrated the task force as well as the platform created by ArcelorMittal at the corporate level in order to coordinate the strategic aspects and technical issues of implementing these regulations. In compliance with the REACH Regulation, the Company’s legal entities have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (ECHA). As of November 2008, the Company had submitted 37 pre-registration files to ECHA. By November 2010, the Company plans to have submitted four registration files (complete toxicological and ecotoxicological profile as well as the administrative fee) to ECHA. The Company’s legal entities will not obtain the required license for continued production of a subject chemical if it fails to (i) submit a registration file for the subject chemical in due time, (ii) submit a complete registration file or (iii) make any required payment in connection with the registration file. In addition, the designation of additional chemicals of “high concern” under the REACH Regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO Directives.

Management anticipates that its capital expenditure with respect to environmental matters in the European Union over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IPPC Directive. In particular, since 2005, its operations in the European Union are subject to the Emissions Trading Directive, the EU’s central instrument for achieving the EU Member States’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for carbon dioxide emissions. The ETS covers more than 10,000 installations across the EU, including combustion plants, oil refineries, coke ovens, iron and steel plants and factories making cement, glass, lime, brick, ceramics and pulp and paper. ETS’s key provisions relate to the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of carbon dioxide. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or purchase the extra allowances that they need on the open market.

The second phase of the National Allocation Plans (“NAPs”), which apply for the period from 2008 through 2012, have been finalized in all EU member states. Management believes that the allowances provided for in these NAPs are sufficient for the Company’s European operations.

For the period after 2012, the EU institutions adopted on December 17, 2008 the so-called “EU Climate Change package” which aims to reduce the EU’s greenhouse gas (“GHG”) emissions by 20% by 2020 compared to 1990 levels, and possibly 30% if other developed countries commit themselves to comparable emission reductions and economically more advanced developing countries contribute adequately according to their responsibilities and capabilities. The package contains in particular the following legislative documents:

•                               Directive 2009/29/EC of April 23, 2009, which is intended to improve and expand the ETS;

•                               Decision N° 406/2009/EC of April 23, 2009, which deals with the effort of Member States to reduce their GHG emissions to meet the Community’s GHG emission reduction commitments up to 2020; and

•                               Directive 2009/31/EC of April 23, 2009, which addresses the geological storage of carbon dioxide.

In particular, the new ETS includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the industrial sector of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme need to be further elaborated in implementing legislation. The free allocation granted after 2012 will largely depend on the elaboration of the benchmarks for the sector. Through Commission Decision 2010/2/EU of December 24, 2009, the manufacture of ferro-alloys (including stainless steel) has been recognized to pose a significant risk of carbon leakage.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the Historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information included elsewhere in this prospectus. As set forth in Note 1 to the Combined Financial Statements, the Company has prepared the Combined Financial Statements in accordance with IFRS 1 assuming an IFRS transition date of January 1, 2007 and has applied the accounting principles effective as of the end of the year ended December 31, 2009 to all periods presented in the Historical Combined Financial Statements. See Note 1 to the Combined Financial Statements for further discussion of the adoption of IFRS and the Company’s application of certain exceptions permissible under IFRS 1.

This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about its business and operations. The Company’s actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors including the factors described under “Risk Factors,” “Cautionary Statement Regarding Forward-looking Statements,” and elsewhere in this prospectus.

Overview

APERAM is a leading global stainless and specialty steel producer based on its annual production capacity of 2.5 million tonnes in 2009. It is the largest stainless and specialty steel producer in South America and one of the largest producers in Europe. The Company is also a leading producer of high value-added specialty products, including GO and NGO electrical steels and nickel alloys. Its production capacity is concentrated in six production facilities located in Brazil, Belgium and France. Its distribution network is comprised of 19 SSCs, 10 transformation facilities and 30 sales offices. The Company sells its products to customers on three continents in over 30 countries, including customers in the aerospace, automotive, catering, construction, household appliances and electrical engineering, industrial processes, medical and oil & gas industries.

The Company had sales of $2.8 billion and $1.9 billion and shipments of approximately 915 thousand tonnes and 678 thousand tonnes for the six months ended June 30, 2010 and 2009, respectively, and sales of $4.2 billion, $8.4 billion and $9.2 billion and shipments of approximately 1.45 million tonnes, 1.96 million tonnes and 1.94 million tonnes for the years ended December 31, 2009, 2008 and 2007, respectively.

Key Factors Affecting Results of Operations

The Company’s results of operations are primarily affected by factors which impact the stainless and specialty steel industry generally, particularly global economic conditions, demand for stainless and specialty steels, production capacity, trends in raw material prices and fluctuations in exchange rates. In addition, its results of operations are affected by certain factors specific to it, including several initiatives it introduced in response to the deteriorating economic environment during the second half of 2008. These factors are described in greater detail below.

Demand for Stainless and Electrical Steel and Nickel Alloys Products

Demand for stainless steel, which represents approximately 2% of the global steel market by volume, is affected to a significant degree by trends in the global economy and industrial production. Demand is also affected in the short term by fluctuations in nickel prices as discussed in greater detail under “— Stainless Steel Pricing” below.

Demand for stainless steel flat products increased at an annual rate of approximately 4.5% from 1998 to 2008, based on management estimates. Demand started to decline during the second half of 2007 as a result of the steep decline in nickel prices and, following a partial recovery during the first half of 2008, deteriorated further as a consequence of the global economic crisis.

In response to worsening economic conditions, stainless steel producers, including the Company, reduced their production significantly from the fourth quarter of 2008. As a result, management estimates that production decreased by approximately 15% from 2006 to 2009.

The effect of the global economic crisis had a similar impact on demand for electrical steel. Global GO steel demand decreased by approximately 15% in 2009. The decrease in demand in the developed world was partially offset by an increase in demand in China of 17%. Global demand for NGO steel decreased by 11% in 2009.

Demand for nickel alloys also decreased as a result of the global economic crisis. In 2008, demand for nickel alloy products was strong, in part as a result of robust demand stemming from the construction of LNG tankers. Management estimates that demand for nickel alloy products decreased by approximately one-fourth in 2009, in part due to a slowdown in the production of tankers.

Production Capacity

Structural overcapacity has in the past affected, and in the future is expected to continue to affect, the stainless steel industry. Global utilization rates have declined significantly in recent years, from approximately 87% in 2006 to approximately 62% in 2009, based on management estimates. Management expects that global utilization rates will remain low.

Although global utilization rates for stainless steel production are expected to remain low, management does not foresee significant structural overcapacity in the production of medium-, high- and ultra-high grade electrical steel.

Stainless Steel Pricing

In contrast to carbon steel, the market for stainless steel is considered to be a global market. Stainless steel is suitable for transport over longer distances as logistics costs represent a smaller proportion of overall costs. As a result, prices for commoditized stainless steel products evolve similarly across regions. However, in general, stainless steel products are not completely fungible due to wide variations in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is a limited market for uniform pricing or exchange trading of certain stainless steel products.

Stainless steel is a steel alloy with a minimum of 10.5% chromium content by mass and a combination of alloys which are added to confer certain specific properties depending upon the application. The cost of alloys used in stainless steel products varies across products and can fluctuate significantly. Prices for stainless steel in Europe and the United States generally include two components:

•                               the “base price”, which is negotiated with customers and depends mainly on market supply and demand; and

•                               the “alloy surcharge”, which is added by producers and allows the costs of alloys, such as nickel, chromium or molybdenum, to be directly passed on to customers.

In general, when the price of nickel is falling, purchasers of stainless steel products delay their orders to benefit from an expected decline in prices, which has the effect of reducing demand in the short term. By contrast, when nickel prices are rising, purchasers tend to acquire larger quantities of stainless steel in order to avoid having to buy at higher prices. Nickel prices on the LME have been extremely volatile during the past few years, declining from a high of approximately $55,000 per tonne in May 2007 to a low of $8,800 per tonne in October 2008. During 2009, nickel prices decreased to a low of $9,405 per tonne at the end of March

2009 and subsequently increased to a maximum of $21,065 per tonne. Nickel prices reached $27,000 per tonne during the first half of 2010.

The charts below show the price of nickel on the LME and the European base price for CR304 stainless steel for the period from January 1, 2005 to September 30, 2010:

Nickel — LME ($/tonne)

European Base Price CR 304 Stainless Steel ($/tonne)

Source:

Nickel prices have been derived from the LME. European base prices for CR 304 stainless steel are based on prices determined by internal Company sources.

Stainless steel base prices began to decline during the second half of 2007 as a result of concerns regarding global economic conditions, which effectively resulted in a freeze on stainless steel orders. Base prices (based on the price of CR 304 2B 2mm coil base prices/Europe) gradually began to recover at the beginning of 2009 in line with rising nickel prices to reach approximately $1,600 per tonne at the beginning of the third quarter 2009. After reaching a peak in October 2009, base prices again declined to approximately $1,500 per tonne, mainly as a result of falling nickel prices, commencing at the end of April 2010.

Electrical Steel Pricing

Electrical steel prices, like stainless steel base prices, are affected by global demand and supply dynamics. Because China is the most important source of demand for electrical steel, prices are dependent in particular upon Chinese demand.

GO prices (based on RGO M-0.27 mm) in China decreased from approximately $5,600 per tonne in the fourth quarter of 2008 to approximately $3,200 per tonne in the fourth quarter of 2009, which represented a decrease of approximately 43%. In Europe and North America, where the impact of the global economic crisis had already begun to affect prices by the end of 2008, prices decreased from approximately $4,700 per tonne in the fourth quarter of 2008 to $2,900 per tonne in the fourth quarter of 2009, which represented a decrease of approximately 38%.

Prices in China for NGO steel (based on NGO M470-50A), which accounts for approximately 80% of the global electrical steel market, decreased by approximately 32%, from $1,400 per tonne in the third quarter of 2008 to $950 per tonne in the fourth quarter of 2009.

Raw Materials and Energy

Raw Materials

The primary raw materials that the Company uses to produce its products include nickel, ferrochrome, molybdenum, stainless and carbon steel scrap, coke, charcoal (biomass) and iron ore. The Company is exposed to price volatility with respect to each of these raw materials, which it purchases under long-term supply contracts and in the spot market. Prices for these raw materials are strongly correlated with demand for stainless steel and carbon steel and accordingly tend to fluctuate in response to changes in supply and demand dynamics in the industry. In addition, since most of the raw materials used by the Company are finite resources, their prices may also fluctuate in response to any perceived scarcity of reserves and the evolution of the pipeline of new exploration projects to replace depleted reserves.

As a result of the global economic crisis and the consequent decrease in demand for steel, the prices for most raw materials used by the Company decreased during the first half of 2009. Since the second half of 2009, prices have generally recovered to more stable levels, aided in part by continued robust demand from China.

Energy

In Brazil, the Company uses LPG, which it purchases from a variety of sources, to power its Timóteo production facility. However, it is planning to switch to natural gas by the end of 2010 and expects to enter into a long-term natural gas supply contract with a Brazilian supplier. In Europe, the Company purchases most of its natural gas requirements using prevailing pricing systems, where prices are usually linked with oil prices, normalizing for each fuel’s energy content.

In most of the countries where the Company operates, electricity prices have moved in line with other energy commodities. In Europe, for instance, electricity prices also followed the general downward trend in fuel prices. With regard to electricity prices, the Company benefits from ArcelorMittal’s participation in the EXCELTIUM consortium, which began in May 2010 to provide its members with electricity in Belgium and France on preferred terms.

Initiatives Taken by the Company in Response to the Global Financial Crisis

Overview

In the second half of 2008, the Company implemented several initiatives in response to the deteriorating economic and steel market environment that have had an effect on its results of operations.

•                               During the third quarter of 2008, the Company reduced its output across its production facilities to a level of approximately 75% of its capacity. In the first quarter of 2009, it reduced output further as economic conditions failed to improve, resulting in a floor of 45% utilization. The Company gradually increased production commencing in the second quarter of 2009, resulting in utilization of approximately 66% in the fourth quarter of 2009 and approximately 82% and 87% in the first and second quarters of 2010, respectively. The Company also adapted to the deteriorating economic and steel market environment by introducing flexible industrial configurations, which allow for greater flexibility in production planning and improve the management of inventory to reduce carrying costs. These measures allowed it to contain its cost of sales to a certain degree.

•                               As part of the Company’s management gains plan to achieve $250 million in sustainable cost reductions by 2012, which is described in further detail below, the Company had achieved by June 2010 approximately $144 million in sustainable management gains, mainly through selling, general and administrative expense savings and other fixed cost reductions, a significant portion of which related to headcount reductions.

Management Gains Plan

The Company is in the process of implementing a five-year, $250 million sustainable cost reduction plan, which is part of a management gains plan announced by ArcelorMittal in September 2008. The management gains plan includes the following elements:

•                               selling, general and administrative expense and headcount reductions through voluntary separation and retirement plans, natural attrition and target rationalization;

•                               reductions in energy consumption by replacing existing energy sources with more efficient sources (including replacing coke with charcoal (biomass) and LPG with natural gas at the Timóteo production facility); and

•                               significant yield improvements and reductions in raw material costs resulting from targeted investments, including investments in process optimization, and the roll-out of best practices across the Company.

Impact of Exchange Rate Movements

The Company’s results of operations can be affected by fluctuations in exchange rates as follows:

•                  Transactions in currencies other than the U.S. dollar are initially recorded at the exchange rate prevailing on the date of the transaction. Any movements in exchange rates will result in a gain or loss being reflected on the Company’s combined statements of operations.

•                  Because the functional currency of the majority of the Company’s subsidiaries is a currency other than the U.S. dollar, the income statement and balance sheet of each of those subsidiaries must be translated for purposes of preparing the Company’s combined financial statements. At the end of each reporting period, any assets or liabilities recorded on the balance sheet of a subsidiary whose functional currency is other than the U.S. dollar are translated at the closing rate on the last day of the relevant period. Items recorded on any such subsidiary’s income statement are translated at the average rate for the period. The exchange differences arising on the translation are recognized in other comprehensive income through the foreign currency translation reserve.

In order to minimize its currency exposure, the Company enters into hedging transactions to lock in a set exchange rate, in accordance with its risk management policies, which are described in further detail in “Quantitative and Qualitative Disclosures about Market Risk”.

Spin-off from ArcelorMittal

The Historical Combined Financial Statements have been prepared on a “carve-out” basis from the ArcelorMittal consolidated financial statements using the historical results of operations, assets and liabilities attributable to ArcelorMittal’s stainless steel and nickel alloys business and certain other entities except for the effects of the first-time adoption of IFRS under IFRS 1 as described further in Note 1 to the Combined Financial Statements. In addition, the Historical Combined Financial Statements include allocations of expenses from ArcelorMittal, which management believes to be reasonable. ArcelorMittal currently provides purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to the Company. The total cost of these allocations from ArcelorMittal was approximately $12 million in 2009. As an independent, publicly traded company, and effective as of the Company’s separation from ArcelorMittal, the Company will assume responsibility for the costs for these functions. Accordingly, the Company’s combined results of operations discussed herein are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had the Company been an independent publicly traded company during the periods presented. Management expects, subject to the finalization of the Company’s plans, that the total annual costs for the abovementioned functions will be in the range of $14 million to $15 million in 2010 (representing incremental expenses in the range of $2 million to $3 million). However, management also expects that the Company will benefit from certain rationalizations, including the renegotiation of contracts, following its separation from ArcelorMittal, which should offset these incremental expenses.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of the Company’s results of operations and financial condition is based on the Combined Financial Statements, which have been prepared in accordance with IFRS and the Unaudited Interim Condensed Combined Financial Statements, which have been prepared in accordance with IAS 34. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments summarized below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

For a summary of all of the Company’s significant accounting policies, see Note 2 to the Combined Financial Statements.

Preparation of Carve-out Historical Combined Financial Statements

As discussed in Note 1 to the Combined Financial Statements, the Historical Combined Financial Statements have been prepared on a “carve-out” basis. Under the “carve-out” basis of presentation, the Historical Combined Financial Statements include allocations for certain expenses historically maintained by ArcelorMittal, but not recorded in the accounts of the Company. Such items have been allocated to the Company and included in the Historical Combined Financial Statements based on the most relevant allocation method, primarily based on relative percentage of revenue or headcount. Management believes that this basis for allocation of expenses is reasonable.

Adoption of IFRS 1

The Company has prepared the Combined Financial Statements in accordance with IFRS 1 assuming an IFRS transition date of January 1, 2007 and has applied the accounting principles effective as of the end of the year ended December 31, 2009 to all periods presented in the Historical Combined Financial Statements. During this initial adoption of IFRS, the Company selected the same accounting policies under IFRS 1 as those applied by ArcelorMittal, except for certain transitional provisions as further described in Note 1 to the Combined Financial Statements.

Deferred Tax Assets

The Company records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. The Company reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 18 to the Combined Financial Statements describes the total deferred tax assets recognized in the combined statements of financial position.

Deferred Employee Benefits

The Company’s operating subsidiaries have different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, mortality rates, and retirement rates.

•                               Discount Rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•                               Rate of Compensation Increase. The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•                               Expected Return on Plan Assets. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

•                               Mortality and Retirement Rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in the Company’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 22 to the Combined Financial Statements details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Legal, Environmental and Other Contingencies

The Company may be involved in litigation, arbitration or other legal proceedings. Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company recognizes a liability for contingencies when it is more likely than not that the Company will sustain a loss and the amount can be estimated.

The Company is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. The Company recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to the Company or purchased assets from the Company subject to environmental liabilities. The Company also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. The Company does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets

Tangible and Intangible Assets

At each reporting date, the Company reviews whether there is any indication that the carrying amounts of its tangible and intangible assets (excluding goodwill) may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level on the basis of salvage value. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2009, the Company had determined it has 6 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill

With respect to goodwill, the recoverable amounts of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. See Note 2 to the Combined Financial Statements for further information on the Company’s definition of its groups of cash generating units. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative Financial Instruments

The Company has historically entered into derivative transactions with ArcelorMittal Treasury, which, in turn, enter into offsetting positions with counterparties external to ArcelorMittal. The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in exchange rates and prices of raw materials and energy. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. See Note 15 to the Combined Financial Statements for analysis of the Company’s sensitivity to changes in certain of these inputs. As there are no instruments accounted for as either cash flow or fair value hedges in any of the periods presented in the Historical Combined Financial Statements, unrealized gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations as part of financing costs, and realized gains or losses upon settlement of derivatives are recognized in the statement of operations as part of operating income.

Operating Results

The Company has three operating segments: Stainless & Electrical Steel, Services & Solutions and Alloys & Specialties.

Key Indicators

The key performance indicators that the Company uses to analyze operations are sales, steel shipments, average steel selling prices and operating income. The Company’s analysis of liquidity and capital resources is based on operating cash flows.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides the Company’s sales, steel shipments and average selling prices by operating segment for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009:

	Sales for the Six Months Ended June 30,(1)		Steel Shipments for the Six Months Ended June 30,(2)		Average Selling Price for the Six Months Ended June 30,		Changes in
Operating Segment	2010	2009	2010	2009	2010	2009	Sales	Steel Shipments	Average Steel Selling Price
	(in millions of U.S. dollars)		(thousands of tonnes)		(in U.S. dollars/tonne)		(%)
Stainless & Electrical Steel(3)	2,260	1,456	868	598	2,495	2,317	55.2	45.2	7.7
Services & Solutions	1,185	701	346	288	3,265	2,355	69.0	20.1	38.6
Alloys & Specialties	237	219	16	14	14,392	14,565	8.2	14.3	(1.2)

Notes:

(1)               Amounts are shown prior to intra-group eliminations. For additional information, see Note 7 to the Unaudited Interim Condensed Combined Financial Statements.

(2)               Stainless & Electrical Steel shipment amounts are shown prior to intersegment shipments of 315 thousand tonnes and 222 thousand tonnes in the six months ended June 30, 2010 and 2009, respectively.

(3)               Includes shipments of special carbon steel from the Company’s Timóteo production facility.

The Company had sales of $2,798 million for the six months ended June 30, 2010 representing an increase of 45.0% from sales of $1,929 million for the six months ended June 30, 2009. The increase in sales was primarily due to the significant recovery in shipments and prices as a result of the improvement in general economic conditions. The Company’s steel shipments amounted to approximately 915 thousand tonnes for the six months ended June 30, 2010, representing a 35.0% increase from steel shipments of approximately 678 thousand tonnes for the six months ended June 30, 2009. The average selling price increased by 8.3% in the six months ended June 30, 2010.

Stainless & Electrical Steel

Sales in the Stainless & Electrical Steel segment (including intersegment sales) were $2,260 million for the six months ended June 30, 2010. Sales to external customers in the Stainless & Electrical Steel segment were $1,432 million, representing 51.2% of total sales in the six months ended June 30, 2010, an increase of 37.4% as compared to sales to external customers of $1,042 million for the six months ended June 30, 2009, or 54.0% of total sales in the six months ended June 30, 2009. Steel shipments for this segment (including intersegment shipments) increased to approximately 868 thousand tonnes for the six months ended June 30, 2010 (of which 301 thousand tonnes were attributable to the Company’s operations in South America and 567 thousand tonnes were attributable to its operations in Europe, including intersegment shipments) from approximately 598 thousand tonnes for the six months ended June 30, 2009 (of which 173 thousand tonnes were attributable to the Company’s operations in South America and 425 thousand tonnes were attributable to its operations in Europe, including intersegment shipments), which represented an increase of 45.2%. The Company experienced a recovery in shipments in both Europe and South America, but the recovery was stronger in South America, where its market share increased. Stainless steel and electrical steel shipments increased by approximately the same proportion.

The average selling price for the Stainless & Electrical Steel segment increased by 7.7% in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. The increase in the average selling price was due to increases in selling prices for stainless steel, which were partially offset by the continuing decline in selling prices for electrical steel, which were affected in the first half of 2010 by capacity expansions in North America. While selling prices for electrical steel have begun to stabilize, the effect of such capacity expansions may continue to impact the Company’s results in future periods.

Services & Solutions

Sales in the Services & Solutions segment (including intersegment sales) were $1,185 million for the six months ended June 30, 2010. Sales to external customers in the Services & Solutions segment were $1,133 million, representing 40.5% of total sales in the six months ended June 30, 2010, an increase of 70.1% as compared to sales of $666 million for the six months ended June 30, 2009, or 34.5% of total sales in the six months ended June 30, 2009. Steel shipments for this segment increased to approximately 346 thousand tonnes for the six months ended June 30, 2010 from approximately 288 thousand tonnes for the six months ended June 30, 2009, which represented an increase of 20.1%.

The average selling price for the Services & Solutions segment increased by 38.6% in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. The increases in shipments and average selling prices were due to the recovery of demand and prices for stainless steel, which were, in turn, due to the improvement in general economic conditions.

Alloys & Specialties

Sales in the Alloys & Specialties segment (including intersegment sales) were $237 million for the six months ended June 30, 2010. Sales to external customers in the Alloys & Specialties segment were $233 million, representing 8.3% of total sales in the six months ended June 30, 2010, an increase of 6.9% as compared to sales of $218 million for the six months ended June 30, 2009, or 11.3% of total sales in the six months ended June 30, 2009. Steel shipments for this segment increased to approximately 16 thousand tonnes for the six months ended June 30, 2010 from approximately 14 thousand tonnes for the six months ended June 30, 2009, which represented an increase of 14.3%.

The average selling price for the Alloys & Specialties segment decreased slightly by 1.2% in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. The increase in shipments was due to the recovery of demand as well as strong sales in wire products.

Operating (Loss)/Income

The following table provides the Company’s operating (loss)/income and operating margin for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009:

	Operating (Loss)/Income Six Months Ended June 30,		Operating Margin Six Months Ended June 30,
Operating Segment	2010	2009	2010	2009
	(in millions of U.S. dollars)		(%)
Stainless & Electrical Steel	86	(196)	3.8	(13.5)
Services & Solutions	53	(33)	4.5	(4.7)
Alloys & Specialties	22	(5)	9.3	(2.3)

The Company’s operating income for the six months ended June 30, 2010 was $176 million, compared to an operating loss of $242 million for the six months ended June 30, 2009. The operating income for the six months ended June 30, 2010 was mainly due to the strong recovery in shipments and the increase in the average selling price as compared to the six months ended June 30, 2009, which was, in turn, primarily due to the improvement in general economic conditions as discussed above.

The operating loss for the six months ended June 30, 2009 reflected reduced absorption of fixed costs as a result of lower production volumes and shipments, which was, in turn, due to the global economic crisis as discussed above. In addition, the Company recorded $100 million of pre-tax expenses during the first half of 2009 that resulted from the ongoing effects of the global economic crisis and consequent weak steel market conditions, which contributed to the operating loss for the six months ended June 30, 2009. The $100 million in pre-tax expenses consisted of $90 million of inventory write-downs and $10 million of provisions relating to workforce reductions, including voluntary separation schemes.

The inventory write-downs recorded during the first half of 2009 were due to the rapid and sharp decline in prices of, and demand for, steel products, which led to the net realizable value of certain inventories of finished steel products, production in process and raw materials, in particular inventories of iron ore and coking coal, decreasing.

The Company recorded a $10 million provision relating to workforce reductions, including voluntary separation schemes, during the first half of 2009, which related to an expansion of the voluntary separation schemes introduced in 2008 and 2009 in response to the effects of the global economic crisis and the deterioration of conditions in the steel market.

Stainless & Electrical Steel

The operating income for the Stainless & Electrical Steel segment was $86 million for the six months ended June 30, 2010 (of which $83 million was attributable to the Company’s operations in South America and $3 million was attributable to its operations in Europe), compared to operating loss of $196 million for the six months ended June 30, 2009 (of which $5 million of operating income was attributable to the Company’s operations in South America and $201 million of operating loss was attributable to its operations in Europe). The operating income in the six months ended June 30, 2010 reflected the strong recovery in shipments and the increase in the average selling price as compared to the six months ended June 30, 2009, which was, in turn, due to the improvement in general economic conditions, as discussed above. The Company experienced a recovery in shipments in both Europe and South America, but the recovery was stronger in South America, where its market share increased. The increase in the average selling price was due to increases in selling prices for stainless steel, which were partially offset by the continuing decline in selling prices for electrical steel, as discussed above.

The operating loss for the six months ended June 30, 2009 reflected reduced absorption of fixed costs, particularly in Europe, as a result of lower production volumes and shipments, which was, in turn, due to the global economic crisis. In addition, the Company recorded inventory write-downs and provisions in respect of workforce reductions during the first half of 2009 of $64 million and $8 million, respectively, which contributed to the operating loss during that period.

Services & Solutions

The operating loss for the Services & Solutions segment increased from $33 million in the six months ended June 30, 2009 to an operating income of $53 million in the six months ended June 30, 2010. The operating income in the six months ended June 30, 2010 reflected the strong recovery in shipments and the increase in the average selling price as compared to the six months ended June 30, 2009, which were, in turn, due to the improvement in general economic conditions.

The operating loss for the six months ended June 30, 2009 was mainly due to lower shipments and average selling prices as a result of the global economic crisis. In addition, the Company recorded $15 million of inventory write-downs and $2 million of provisions in respect of workforce reductions during the first half of 2009 which contributed to the operating loss during that period.

Alloys & Specialties

The operating income for the Alloys & Specialties segment was $22 million for the six months ended June 30, 2010, compared to operating loss of $5 million for the six months ended June 30, 2009. The operating income in the six months ended June 30, 2010 reflected the recovery in shipments, which was, in turn, due to the recovery of demand, as well as strong sales in wire products, as discussed above.

The operating loss for the six months ended June 30, 2009 reflected lower average selling prices and shipments as a result of the global economic crisis, in particular lower demand resulting from LNG tanker construction. In addition, the Company recorded $11 million and nil of inventory write-downs and provisions in respect of workforce reductions, respectively, during the first half of 2009 which contributed to the operating loss during that period.

Income from Other Investments

The Company recorded income of $8 million from other investments for the six months ended June 30, 2010, compared to $1 million for the six months ended June 30, 2009. The income from other investments was attributable to a minority stake held by the Company in a Brazilian rolls supplier.

Interest Income

Interest income decreased to $4 million for the six months ended June 30, 2010, compared to $6 million for the six months ended June 30, 2009, due to lower interest rates.

Interest Expense and Other Net Financing Costs

Interest expense and other net financing costs include interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Interest expense decreased to $55 million for the six months ended June 30, 2010, compared to $61 million for the six months ended June 30, 2009, due to the lower level of average borrowings.

Unrealized gains on derivative instruments also contributed to the decrease in net financing costs in the six months ended June 30, 2010. The Company had unrealized gains on derivative instruments of $17 million for the six months ended June 30, 2010, compared to unrealized gains of $46 million for the six months ended June 30, 2009. These unrealized gains and losses related to instruments the Company entered into to hedge its exposure to nickel prices which do not qualify for hedge accounting treatment under IAS 39. The Company had an unrealized gain in each of the six-month periods ended June 30, 2010 and 2009 as a result of increases in nickel prices during these periods.

Net foreign exchange and other net financing costs (which includes bank fees, interest on pensions and impairments of financial instruments) was $1 million for the six months ended June 30, 2010, compared to a gain of $23 million for the six months ended June 30, 2009.

Expenses due to impairment of financial assets decreased to nil for the six months ended June 30, 2010 from an expense of $2 million for the six months ended June 30, 2009.

Income Tax

The Company recorded an income tax expense of $28 million for the six months ended June 30, 2010, compared to an income tax benefit of $27 million for the six months ended June 30, 2009. The Company’s income tax expense in the six months ended June 30, 2010 was primarily due to the pre-tax income the Company recorded during the period.

Non-controlling Interests

Net income attributable to non-controlling interests was $1 million for the six months ended June 30, 2010, compared to a net loss attributable to non-controlling interests of nil for the six months ended June 30, 2009.

Net (Loss)/Income Attributable to ArcelorMittal’s Net Investment

The Company’s net income attributable to ArcelorMittal’s net investment was $114 million for the six months ended June 30, 2010, compared to net loss of $206 million for the six months ended June 30, 2009. This was primarily due to the recovery in shipments and average selling prices, as discussed above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides the Company’s sales, steel shipments and average selling prices by operating segment for the year ended December 31, 2009, as compared to the year ended December 31, 2008:

	Sales for the Year Ended December 31,(1)		Steel Shipments for the Year Ended December 31,(2)		Average Selling Price for the Year Ended December 31,		Changes in
Operating Segment	2009	2008	2009	2008	2009	2008	Sales	Steel Shipments	Average Steel Selling Price
	(in millions of U.S. dollars)		(thousands of tonnes)		(in U.S. dollars/tonne)		(%)
Stainless & Electrical Steel(3)	3,185	6,787	1,374	1,881	2,230	3,446	(53.1)	(27.0)	(35.3)
Services & Solutions	1,758	2,823	575	684	2,868	3,787	(37.7)	(15.9)	(24.3)
Alloys & Specialties	435	801	27	39	14,732	18,850	(45.7)	(30.8)	(21.8)

Notes:

(1)          Amounts are shown prior to intra-group eliminations. For additional information, see Note 24 to the Combined Financial Statements.

(2)          Stainless & Electrical Steel shipment amounts are shown prior to intersegment shipments of 529 thousand tonnes and 646 thousand tonnes in 2009 and 2008, respectively.

(3)          Includes shipments of special carbon steel from the Company’s Timóteo production facility.

The Company had sales of $4,235 million for the year ended December 31, 2009, representing a decrease of 49.3% from sales of $8,358 million for the year ended December 31, 2008. The decrease in sales was primarily due to a decrease in the average selling price and lower shipments, which were, in turn, due to the effects of the global economic crisis. The Company’s steel shipments amounted to 1.45 million tonnes for the year ended December 31, 2009, representing a 26% decrease from steel shipments of 1.96 million tonnes for the year ended December 31, 2008. The average selling price decreased by 30.6% in 2009, which was commensurate with the decrease in nickel prices. Average nickel prices decreased from $21,116 in 2008 to $14,700 in 2009, which represented a decrease of 30.4%. See “ — Factors Affecting Results of Operations — Stainless Steel Pricing”.

Stainless & Electrical Steel

Sales in the Stainless & Electrical Steel segment (including intersegment sales) were $3,185 million for the year ended December 31, 2009. Sales to external customers in the Stainless & Electrical Steel segment were $2,125 million, representing 50.2% of total sales in 2009, a decrease of 55.6% as compared to sales of $4,784 million for the year ended December 31, 2008, or 57.2% of total sales in 2008. Steel shipments for this segment (including intersegment shipments) decreased to 1.37 million tonnes for the year ended December 31, 2009 (of which 515 thousand tonnes were attributable to the Company’s operations in South America and 859 thousand tonnes were attributable to its operations in Europe, including intersegment shipments) from 1.88 million tonnes for the year ended December 31, 2008 (of which 666 thousand tonnes were attributable to the Company’s operations in South America and 1.22 million tonnes were attributable to its operations in Europe, including intersegment shipments), which represented a decrease of 27.0%. The decrease in shipments of stainless and electrical steel reflected a decrease in demand across the global stainless and electrical steel market as a result of the global economic crisis. In addition, the Company’s shipments in South America declined at a rate faster than the overall market due to continued strong competition from imports.

The average selling price for the Stainless & Electrical Steel segment decreased by 35.3% in 2009. These decreases were attributable to the effects of the global economic crisis on both base prices and alloy surcharges, in particular in respect of nickel. The decline in average selling price reflected a decline in electrical steel prices that was broadly commensurate with the decline in stainless steel prices.

Services & Solutions

Sales in the Services & Solutions segment (including intersegment sales) were $1,758 million for the year ended December 31, 2009. Sales to external customers in the Services & Solutions segment were $1,677 million, representing 39.6% of total sales in 2009, a decrease of 38.5% as compared to sales of $2,729 million for the year ended December 31, 2008, or 32.7% of total sales in 2008. Steel shipments for this segment decreased to 575 thousand tonnes for the year ended December 31, 2009 from 684 thousand tonnes for the year ended December 31, 2008, which represented a decrease of 15.9%.

The average selling price for the Services & Solutions segment decreased by 24.3% in 2009. These decreases were attributable to the effects of the global economic crisis on raw materials prices as well as on prices and demand generally.

Alloys & Specialties

Sales in the Alloys & Specialties segment (including intersegment sales) were $435 million for the year ended December 31, 2009. Sales to external customers in the Alloys & Specialties segment were $430 million, representing 10.2% of total sales in 2009, a decrease of 46.3% as compared to sales of $800 million for the year ended December 31, 2008, or 9.6% of total sales in 2008. Steel shipments for this segment decreased to 27 thousand tonnes for the year ended December 31, 2009 from 39 thousand tonnes for the year ended December 31, 2008, which represented a decrease of 30.8%. The decrease in shipments reflected a decrease in demand across the global alloys and specialties market as a result of the global economic crisis.

The average selling price for the Alloys & Specialties segment decreased by 21.8% in 2009, primarily driven by a 30% decline in the price of nickel. These decreases were attributable to the effects of the global economic crisis. In particular, in 2008, the Company experienced strong demand for certain of its products used in the construction of LNG tankers, which subsequently decreased sharply in 2009 and caused sales to decline by approximately $75 million. Management expects that the sale of the Company’s products used in the construction of LNG tankers will remain low based on the reduced number of LNG construction contracts entered into since the onset of the global economic crisis.

Operating (Loss)/Income

The following table provides the Company’s operating (loss)/income and operating margin for the year ended December 31, 2009, as compared to the year ended December 31, 2008:

	Operating (Loss)/Income Year Ended December 31,		Operating Margin Year Ended December 31,
Operating Segment	2009	2008	2009	2008
	(in millions of U.S. dollars)		(%)
Stainless & Electrical Steel	(157)	345	(4.9)	5.1
Services & Solutions	(40)	(43)	(2.3)	(1.5)
Alloys & Specialties	(1)	26	(0.2)	3.2

The Company’s operating loss for the year ended December 31, 2009 was $207 million, compared to operating income of $382 million for the year ended December 31, 2008. The operating loss in 2009 was due to lower sales, average selling prices and shipments as described above, which were, in turn, due to the effects of the global economic crisis. The Company experienced deterioration across its Stainless & Electrical Steel and Alloys & Specialties segments, while the operating loss in its Services & Solutions segment remained relatively unchanged.

Certain expenses also contributed to the Company’s operating loss in 2009. In the first half of 2009, the Company recorded $100 million of pre-tax expenses that resulted from the ongoing effects of the global economic crisis and consequent weak steel market conditions, which consisted of $90 million of inventory write-downs and $10 million of provisions relating to workforce reductions, including voluntary separation schemes. The inventory write-downs recorded during the first half of 2009 were due to the rapid and sharp decline in prices of, and demand for, steel products, which led to the net realizable value of certain inventories of finished steel products, production in process and raw materials, in particular inventories of iron ore and coking coal, decreasing. The Company also recorded $50 million of inventory write-downs during the second half of 2009. However, these write-downs generally related to fluctuations in prices for raw materials, in particular nickel prices, rather than weak steel market conditions. For further detail on inventory write-downs taken over the past three years, see Note 6 to the Combined Financial Statements.

The Company recorded a $10 million provision relating to workforce reductions, including voluntary separation schemes, during the first half of 2009. This provision was in addition to the $47 million provision recorded in the last quarter of 2008 and related to an expansion of the voluntary separation schemes announced during the first quarter of 2009. The Company introduced voluntary separation schemes in 2008 and 2009 in response to the effects of the global economic crisis and the deterioration of conditions in the steel market. For further information in relation to provisions taken over the past three years, see Note 19 to the Combined Financial Statements.

Stainless & Electrical Steel

The operating loss for the Stainless & Electrical Steel segment was $157 million for the year ended December 31, 2009 (of which $88 million of operating income was attributable to the Company’s operations in South America and $245 million of operating loss was attributable to its operations in Europe), compared to operating income of $345 million for the year ended December 31, 2008 (of which $449 of operating income million was attributable to the Company’s operations in South America and $104 million of operating loss was attributable to its operations in Europe) The operating loss in 2009 reflected reduced absorption of fixed costs, particularly in Europe, as a result of lower production volumes and shipments, which was, in turn, due to the global economic crisis. The operating loss for the Stainless & Electrical Steel segment also reflected inventory write-downs and provisions for workforce reduction recorded during the first half of 2009 of $64 million and $8 million, respectively. Inventory write-downs, provisions for onerous raw material supply contracts and provisions for workforce reductions of $98 million, $16 million and $36 million, respectively, were recorded during the last quarter of 2008.

Services & Solutions

The operating loss for the Services & Solutions segment decreased slightly from $43 million in 2008 to $40 million in 2009. The operating loss in 2009 was mainly due to decreases in shipments and in the average selling price as a result of the global economic crisis. The operating loss in 2008 was primarily due to inventory write-downs, which were $50 million in the last quarter of 2008, compared to $15 million recorded during the first half of 2009. Provisions in respect of workforce reductions of $2 million and $4 million were recorded in each of the first half of 2009 and the last quarter of 2008, respectively.

Alloys & Specialties

The operating loss for the Alloys & Specialties segment was $1 million for the year ended December 31, 2009, compared to operating income of $26 million for the year ended December 31, 2008. The operating loss in 2009 reflected lower average selling prices and shipments as a result of the global economic crisis, in particular lower demand resulting from LNG tanker construction. Inventory write-downs and provisions in respect of workforce reductions of $11 million and nil, respectively, were also recorded during the first half of 2009, compared to an inventory revaluation of $3 million and a provision for workforce reduction of $8 million recorded during the last quarter of 2008.

Income from Other Investments

The Company recorded income of $2 million from other investments for the year ended December 31, 2009, compared to nil for the year ended December 31, 2008. The income from other investments was attributable to a minority stake held by the Company in a Brazilian rolls supplier.

Interest Income

Interest income decreased to $10 million for the year ended December 31, 2009, compared to $59 million for the year ended December 31, 2008, due to a decrease in interest rates as well as lower cash balances during the year.

Interest Expense and Other Net Financing Costs

Interest expense and other net financing costs include interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Interest expense decreased slightly to $119 million for the year ended December 31, 2009, compared to $123 million for the year ended December 31, 2008, due to a decrease in outstanding indebtedness.

Unrealized gains on derivative instruments also contributed to the decrease in net financing costs in 2009. The Company had unrealized gains on derivative instruments of $70 million for the year ended December 31, 2009, compared to unrealized losses of $41 million for the year ended December 31, 2008. These unrealized gains and losses related to instruments the Company entered into to hedge its exposure to nickel prices which do not qualify for hedge accounting treatment under IAS 39. The Company had an unrealized gain in respect of these instruments in 2009 as a result of the increase in nickel prices during that year, and it had an unrealized loss in 2008 as a result of the decrease in nickel prices.

Net foreign exchange and other net financing costs (which includes bank fees, interest on pensions and impairments of financial instruments) was $38 million for the year ended December 31, 2009, compared to costs of $59 million for the year ended December 31, 2008.

Expenses due to impairment of financial assets decreased to $3 million for the year ended December 31, 2009 from an expense of $61 million for the year ended December 31, 2008. The expense in 2008 was primarily attributable to the impairment of the Company’s investment in General Moly, which is classified as an available-for-sale investment. The impairment was, in turn, due to the decrease in General Moly’s share price, which the Company determined was significant.

See Note 17 to the Combined Financial Statements.

Income Tax

The Company recorded an income tax benefit of $57 million for the year ended December 31, 2009, compared to an income tax expense of $61 million for the year ended December 31, 2008. The Company’s income tax benefit in 2009 was primarily due to its operating loss for that year, as compared with its operating profit in 2008, as well as the effects of tax benefits surrendered to ArcelorMittal tax groups, net of indemnifications. For additional information related to the Company’s income taxes, see Note 18 to the Combined Financial Statements.

Non-controlling Interests

Net loss attributable to non-controlling interests was negligible for the year ended December 31, 2009, compared with net income attributable to non-controlling interests of $39 million for the year ended December 31, 2008. The decrease related mainly to the repurchase of the remaining non-controlling interests in ArcelorMittal Inox Brasil in April 2008.

Net (Loss)/Income Attributable to ArcelorMittal’s Net Investment

The Company’s net loss attributable to ArcelorMittal’s net investment was $150 million for the year ended December 31, 2009, compared to net income of $59 million for the year ended December 31, 2008. This decrease was primarily due to the effects of the global economic crisis, as discussed above. See Note 1 to the Combined Financial Statements for further information on ArcelorMittal’s net investment.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides the Company’s sales, steel shipments and average selling prices by operating segment for the year ended December 31, 2008, as compared to the year ended December 31, 2007:

	Sales for the Year Ended December 31,(1)		Steel Shipments for the Year Ended December 31,(2)		Average Selling Price for the Year Ended December 31,		Changes in
Operating Segment	2008	2007	2008	2007	2008	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in millions of U.S. dollars)		(thousands of tonnes)		(in U.S. dollars/tonne)		(%)
Stainless & Electrical Steel(3)	6,787	7,474	1,881	1,893	3,446	3,730	(9.2)	(1.0)	(7.6)
Services & Solutions	2,823	3,094	684	643	3,787	4,442	(8.8)	6.4	(14.7)
Alloys & Specialties	801	872	39	36	18,850	22,483	(8.1)	8.3	(16.2)

Notes:

(1)          Amounts are shown prior to intra-group eliminations. For additional information, see Note 24 to the Combined Financial Statements.

(2)          Stainless & Electrical Steel shipment amounts are shown prior to intersegment shipments of 646 thousand tonnes and 603 thousand tonnes in 2008 and 2007, respectively.

(3)          Includes shipments of special carbon steel from the Company’s Timóteo production facility.

The Company had sales of $8,358 million for the year ended December 31, 2008, representing a decrease of 9.3% from sales of $9,219 million for the year ended December 31, 2007. The decrease in sales was primarily due to a lower average selling price caused by falling nickel prices. Average nickel prices decreased from $37,180 in 2007 to $21,116 in 2008, which represented a decrease of 43%. See “ — Factors Affecting Results of Operations — Stainless Steel Pricing”. The Company’s steel shipments amounted to 1.96 million tonnes for the year ended December 31, 2008, representing a slight increase of 1% from steel shipments of 1.94 million tonnes for the year ended December 31, 2007. The average selling price decreased by 10.3% in 2008. The decrease in the average selling price was less than the decrease in nickel prices because stainless steel prices were affected to a significant degree by turmoil in the nickel market. It was generally recognized that the pass-through mechanism did not fully accommodate fluctuations in nickel prices and total prices were accordingly renegotiated.

Stainless & Electrical Steel

Sales in the Stainless & Electrical Steel segment (including intersegment sales) were $6,787 million for the year ended December 31, 2008. Sales to external customers in the Stainless & Electrical Steel segment were $4,784 million, representing 57.2% of total sales in 2008, a decrease of 9.9% as compared to sales of $5,311 million for the year ended December 31, 2007, or 57.6% of total sales in 2007. Steel shipments for this segment (including intersegment shipments) decreased to 1.88 million tonnes for the year ended December 31, 2008 (of which 666 thousand tonnes were attributable to the Company’s operations in South America and 1.22 million tonnes were attributable to its operations in Europe, including intersegment shipments) from 1.89 million tonnes for the year ended December 31, 2007 (of which 678 thousand tonnes were attributable to the Company’s operations in South America and 1.22 million tonnes were attributable to its operations in Europe, including intersegment shipments), which represented a decrease of 1.0%.

The average selling price for the Stainless & Electrical Steel segment decreased by 7.6% in 2008. The decrease in the average selling price was due to falling nickel prices during the second half of 2008 as described above, offset by a significant increase in the average selling price for electrical steel.

Services & Solutions

Sales in the Services & Solutions segment (including intersegment sales) were $2,823 million for the year ended December 31, 2008. Sales to external customers in the Services & Solutions segment were $2,729 million, representing 32.7% of total sales in 2008, a decrease of 9.1% as compared to sales of $3,002 million for the year ended December 31, 2007, or 32.6% of total sales in 2007. Steel shipments for this segment increased to 684 thousand tonnes for the year ended December 31, 2008 from 643 thousand tonnes for the year ended December 31, 2007, which represented an increase of 6.4%.

The average selling price for the Services & Solutions segment decreased by 14.7% in 2008. This decrease in average selling price was attributable to falling nickel prices during the second half of 2008, as described above.

Alloys & Specialties

Sales in the Alloys & Specialties segment (including intersegment sales) were $801 million for the year ended December 31, 2008. Sales to external customers in the Alloys & Specialties segment were $800 million, representing 9.6% of total sales in 2008, a decrease of 7.8% as compared to sales of $868 million for the year ended December 31, 2007, or 9.4% of total sales in 2007. Steel shipments for this segment increased to 39 thousand tonnes for the year ended December 31, 2008 from 36 thousand tonnes for the year ended December 31, 2007, which represented an increase of 8.3%.

The average selling price for the Alloys & Specialties segment decreased by 16.2% in 2008, which reflected volatility in raw materials prices, in particular falling nickel prices, as well as a change in the segment’s product mix.

Operating Income

The following table provides the Company’s operating income and operating margin for the year ended December 31, 2008, as compared to the year ended December 31, 2007:

	Operating income Year Ended December 31,		Operating Margin Year Ended December 31,
Operating Segment	2008	2007	2008	2007
	(in millions of U.S. dollars)		(%)
Stainless & Electrical Steel	345	763	5.1	10.2
Services & Solutions	(43)	56	(1.5)	1.8
Alloys & Specialties	26	61	3.2	7.0

The Company’s operating income for the year ended December 31, 2008 was $382 million, compared to $903 million for the year ended December 31, 2007, which represented a decrease of 57.7%. The decrease in operating income was mainly due to lower sales and average selling prices, which was, in turn, due to falling nickel prices during the second half of 2008, as described above.

Certain expenses also contributed to the Company’s operating loss in 2008. In the last quarter of 2008, the Company recorded $209 million of pre-tax expenses that resulted from the effects of the global economic crisis and consequent weak steel market conditions, which consisted of $146 million of inventory write-downs, $16 million of provisions for onerous raw material supply contracts and $47 million of provisions relating to workforce reductions, including voluntary separation schemes. The inventory write-downs recorded during the last quarter of 2008 were due to the rapid and sharp decline in prices of, and demand for, steel products, which led to the net realizable value of certain inventories of finished steel products, production in process and raw materials, in particular inventories of iron ore and coking coal, decreasing. For the total amount of inventory write-downs taken over the past three years, see Note 6 to the Combined Financial Statements.

The Company recorded a $16 million provision in respect of raw material supply contracts pursuant to which it had a firm commitment to purchase specified quantities of raw materials at a set price over a set period. As a result of the steep decline in steel prices in the second half of 2008, the net realizable value of raw materials purchased under these contracts was expected to be lower than their cost, and accordingly the Company recorded a provision. For further information in relation to provisions taken over the past three years, see Note 19 to the Combined Financial Statements.

The Company recorded a $47 million provision relating to workforce reductions, including voluntary separation schemes, during the last quarter of 2008. The Company introduced voluntary separation schemes in 2008 in response to the effects of the global economic crisis and the deterioration of conditions in the steel market. For further information in relation to provisions taken over the past three years, see Note 19 to the Combined Financial Statements.

Stainless & Electrical Steel

Operating income for the Stainless & Electrical Steel segment for the year ended December 31, 2008 was $345 million (of which $449 million of operating income was attributable to the Company’s operations in South America and $104 million of operating loss was attributable to its operations in Europe), compared to $763 million for the year ended December 31, 2007 (of which $455 million was attributable to the Company’s operations in South America and $308 million was attributable to its operations in Europe). The decrease in operating income primarily reflected lower sales and average selling prices as a result of falling nickel prices during the second half of 2008, as described above. Inventory write-downs, provisions for onerous raw material supply contracts and provisions for workforce reductions of $98 million, $16 million and $36 million, respectively, were recorded during the last quarter of 2008.

Services & Solutions

The operating loss for the Services & Solutions segment for the year ended December 31, 2008 was $43 million, compared to operating income of $56 million for the year ended December 31, 2007. The operating loss in 2008 was primarily attributable to falling nickel prices, which affected the value of inventories, as well as a decrease in base prices during the second half of 2008 as a result of destocking by European distributors. The fall in the value of inventories caused the Company to record inventory write-downs of $50 million during the last quarter of 2008. It also recorded provisions for workforce reductions in the last quarter of 2008 of $5 million.

Alloys & Specialties

Operating income for the Alloys & Specialties segment for the year ended December 31, 2008 was $26 million, compared to $61 million for the year ended December 31, 2007. The decrease in operating income primarily reflected the impact of falling nickel prices and other commodity prices during the second half of 2008. An inventory revaluation of $3 million and a provision for workforce reduction of $8 million were recorded during the last quarter of 2008.

Interest Income

Interest income was $59 million for the year ended December 31, 2008, compared to $36 million for the year ended December 31, 2007. The increase was due to an increase in average interest rates on deposits.

Interest Expense and Other Net Financing Costs

Interest expense increased to $123 million for the year ended December 31, 2008, compared to $103 million for the year ended December 31, 2007, due to an increase in the average level of borrowing. As of December 31, 2008, the Company’s total debt was $2.1 billion, compared to $1.3 billion as of December 31, 2007. The increase in total debt was due in part to ArcelorMittal Inox Brasil’s entry into the $900 million credit facility in April 2008 in connection with the acquisition of the remaining outstanding shares of ArcelorMittal Inox Brasil.

The Company had unrealized losses on derivative instruments of $41 million for the year ended December 31, 2008 and $34 million for the year ended December 31, 2007. These unrealized losses related to instruments the Company entered into to hedge its exposure to nickel prices which do not qualify for hedge accounting treatment under IAS 39. The Company had unrealized losses in respect of these instruments in 2008 and 2007 as a result of the decrease in nickel prices during those years.

Net foreign exchange and other net financing costs were $59 million for the year ended December 31, 2008, compared to $15 million for the year ended December 31, 2007.

Expenses due to impairment of financial assets increased to $61 million for the year ended December 31, 2008, from $1 million for the year ended December 31, 2007, due primarily to the impairment of the

Company’s investment in General Moly, which is classified as an available-for-sale investment, during 2008. The impairment was, in turn, due to the decrease in General Moly’s share price, which the Company determined was significant and prolonged.

Income Tax

The Company recorded a tax expense of $61 million for the year ended December 31, 2008, compared to $227 million for the year ended December 31, 2007. The effective tax rate for 2008 was 38.4%, compared to 28.9% for 2007, on income before tax of $159 million and $786 million, respectively. The lower effective tax rate for the year ended December 31, 2007 was primarily due to a net increase of deferred tax assets of $17 million in 2007, compared to a net decrease of $4 million in 2008. The net increase of deferred tax assets in 2007 related to previously unrecognized deferred tax assets on tax losses recognized by ArcelorMittal Inox Brasil and ArcelorMittal Stainless Tubes Italy and previously unrecognized tax losses utilized by ArcelorMittal Precision Europe. The lower effective tax rate was also due to the effects of tax benefits surrendered to ArcelorMittal tax groups, net of indemnifications, which were $15 million in 2008, compared to $10 million in 2007. The tax benefits surrendered mainly relate to deferred tax assets not recognized in respect of the tax losses incurred by the Company’s entities which are members of the tax groups operated by ArcelorMittal in France and Italy. The benefits surrendered were partially offset by amounts to be reimbursed from ArcelorMittal to the Company. Certain changes in other permanent differences also contributed to the lower effective tax rate in 2007. For additional information related to the Company’s income taxes, see Note 18 to the Combined Financial Statements.

Non-controlling Interests

Net income attributable to non-controlling interests was $39 million for the year ended December 31, 2008, compared to $161 million for the year ended December 31, 2007. The decrease resulted primarily from the acquisition of the remaining stake in ArcelorMittal Inox Brasil that the Company did not already own, which occurred in April 2008.

Net Income Attributable to ArcelorMittal’s Net Investment

The Company’s net income attributable to ArcelorMittal’s net investment was $59 million for the year ended December 31, 2008, compared to $398 million for the year ended December 31, 2007. The decrease was primarily due to lower sales, which was, in turn, due to lower average selling prices as a result of falling nickel prices during 2008, as discussed above.

Liquidity and Capital Resources

The Company’s principal sources of liquidity are cash generated from its operations and its credit facilities at the level of its operating subsidiaries. Management believes that the Company’s cash generated from its operations and its credit facilities are sufficient to meet its present requirements.

Because the Company is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations.

The Company’s cash and cash equivalents amounted to $122 million, $118 million and $128 million as of June 30, 2010 and December 31, 2009 and 2008, respectively.

The Company’s total debt, which includes long-term debt and short-term debt was $1,847 million, $1,881 million and $2,080 million as of June 30, 2010, and December 31, 2009 and 2008, respectively. Net debt (defined as long-term and short-term debt less cash and cash equivalents) was $1,725 million as of June 30, 2010, compared to $1,763 million and $1,954 million at December 31, 2009 and 2008, respectively. As of the date of this prospectus, most of the Company’s debt is borrowed at the subsidiary level on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) was 51.0% as of June 30, 2010 compared to 49.1% and 59.6% at December 31, 2009 and 2008, respectively.

As of the date of this prospectus, the Company’s principal sources of financing include loans from ArcelorMittal entities at the level of ArcelorMittal Inox Brasil, which holds the Company’s assets in Brazil, and ArcelorMittal Stainless Belgium, which holds its assets in Belgium. These facilities are described in detail below. Following the completion of the spin-off, management intends for the Company to enter into new facilities with third party lenders to replace the facilities described below. Management intends for the Company to enter into facilities and other forms of financing, including the issuance of bonds in the capital markets, in the aggregate amount of $1 billion, with available borrowing capacity at any one time of approximately $500 million. In management’s opinion, such financing will be sufficient for the Company’s future requirements. However, in the event that the Company is unable to enter into facilities and other forms of financing on terms acceptable to it, it will be able to maintain the existing facilities entered into with ArcelorMittal entities. Accordingly, management does not believe that the Company’s liquidity would be materially adversely affected in the event that the Company does not enter into new facilities with third party lenders.

$900 million credit facility

On April 4, 2008, ArcelorMittal Inox Brasil entered into a $900 million bilateral credit facility with ArcelorMittal Investment. The facility matures in 2018 and bears a fixed interest rate of 10%. The outstanding amount under this facility as of June 30, 2010 was $777 million.

€200 million loan

On June 19, 2007, ArcelorMittal Stainless Belgium entered into a two-year €200 million loan with ArcelorMittal Finance and Services Belgium maturing in 2009. On June 17, 2009, the loan was refinanced for a period of two years and now matures in 2011. The loan bears interest at a floating rate of three-month EURIBOR plus a margin of 3.0%. As of June 30, 2010, the interest rate applicable to the outstanding balance of €200 million ($245 million) was 3.72%.

€125 million credit facility

In February 2006, ArcelorMittal Stainless Belgium entered into a nine-year €125 million credit facility with ArcelorMittal Finance and Services Belgium maturing in 2015. Amounts outstanding under the credit facility bear interest at a floating rate of the three-month European Investment Bank rate (as defined in the facility agreement) plus a margin of 0.375%. As of December 31, 2009, the interest rate applicable to the outstanding balance of €94 million ($135 million) was 0.97%. In June 2010, the outstanding amount under this facility was repaid in full.

€100 million credit facility

In August 2004, ArcelorMittal Stainless Belgium entered into a seven-year €100 million credit facility with ArcelorMittal Finance and Services Belgium due in 2011. Amounts outstanding under the credit facility bear interest at a floating rate of three-month EURIBOR plus 1.325%. As of June 30, 2010, the interest rate applicable to the outstanding balance of €40 million ($49 million) was 2.05%.

ArcelorMittal Treasury Loans

In 2009, 2008 and 2007, ArcelorMittal Stainless Service Poland entered into six separate loan agreements with ArcelorMittal Treasury totaling PLN 100 million and bearing floating interest rates. The last installment under these agreements is due in September 2013. The outstanding amount under these loans as of June 30, 2010 was PLN 100 million ($29 million).

True Sale of Receivables Program

The Company has historically participated in a program established by ArcelorMittal for sales without recourse of trade accounts receivable programs with financial institutions, referred to as its true sale of receivables (“TSR”) program. The total amount that may be borrowed by the Company under the TSR program at any one time is €300 million. Through the TSR program, the Company and certain of its operating subsidiaries surrender the control, risks and benefits associated with the accounts receivable sold, allowing it to record the amount of receivables sold as a sale of financial assets and remove the accounts receivable from its statement of financial position at the time of the sale. The amount of receivables sold by the Company under the TSR program and derecognized in accordance with IAS 39 for the six months ended June 30, 2010 and 2009 was $783 million and $586 million, respectively, and for the years ended December 31, 2009 and 2008 was $1.3 billion and $2.3 billion, respectively. Expenses incurred under the TSR program (reflecting the discount granted to the acquirers of the accounts receivable) are recognized in the statement of operations as financing costs and amounted to $6 million in each of the six-month periods ended June 30, 2010 and 2009, and $8 million and $23 million in the years ended December 31, 2009 and 2008, respectively.

Management believes that the Company will be able to obtain liquidity from the sale of receivables through the TSR program subsequent to the spin-off under similar terms and conditions to the existing ArcelorMittal TSR program for an amount of up to €250 million.

Inventory

Inventory, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence, is comprised of the following:

	As of June 30,	As of December 31,
	2010	2009	2008	2007
	(in millions of U.S. dollars)
Finished products	805	387	434	724
Production in process	346	427	438	409
Raw materials	188	133	176	249
Manufacturing supplies, spare parts and other	125	142	247	376
Total	1,464	1,089	1,295	1,758

The Company’s inventory levels were affected by certain measures implemented by it in response to the effects of the global economic crisis. In particular, during the third quarter of 2008 and the first half of 2009, the Company reduced its output significantly across its production facilities in order to reduce its inventory levels. During the first half of 2010, the Company gradually increased output and its inventory levels in response to improved market conditions.

Due to the rapid and sharp decline in prices of, and demand for, steel products in the last quarter of 2008 and in the beginning of 2009, the net realizable value of certain inventories of finished steel products, production in process and raw materials, in particular inventories of iron ore and coking coal, decreased. As a result, the Company recorded $90 million and $146 million of inventory write-downs in the first half of 2009 and the last quarter of 2008, respectively. Management believes, however, that the realizability of its inventories was not materially adversely affected during this period.

The table below presents the Company’s inventory turnover ratio, defined as cost of sales divided by average inventory, which is the key measure management uses to monitor inventory levels, for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007:

	Six months ended June	Year ended December 31,
	30, 2010	2009	2008	2007
Inventory turnover ratio(1)	3.9	3.5	4.9	4.2

Note:

(4)                        The inventory turnover ratio for the six months ended June 30, 2010 is based on the annualized sales for that period.

The Company’s inventory turnover ratio decreased in 2009 as a result of the deteriorating economic and steel market environment. Although the Company was able to manage inventory levels by reducing output at its production facilities and introducing flexible industrial configurations, these measures did not fully offset the adverse effect of the global economic crisis on the Company’s ability to turn over its inventory. The inventory turnover ratio increased in the first half of 2010 as the Company increased output at its production facilities and market conditions improved, allowing it to turn over its inventory more quickly.

Sources and Uses of Cash

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

The following table presents a summary of the Company’s cash flow for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009:

	Six Months Ended June 30,
	2010	2009
	(in millions of U.S. dollars)
Net cash (used in)/provided by operating activities	(40)	15
Net cash (used in)/provided by investing activities	(103)	109
Net cash provided by/(used in) financing activities	155	(87)

Net Cash Provided by Operating Activities

Net cash used in operating activities decreased to $40 million for the six months ended June 30, 2010, compared to net cash provided by the operating activities of $15 million for the six months ended June 30, 2009. The decrease was due to increased working capital requirements. Working capital (defined for purposes of this prospectus as consisting of inventories plus accounts receivable less accounts payable) for the six months ended June 30, 2010 increased by $278 million as compared to the six months ended June 30, 2009 due to the strong recovery and higher raw material prices. Inventories increased by $532 million, accounts receivable increased by $213 million and accounts payable increased by $467 million in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

Net Cash Provided by/(Used in) Investing Activities

Net cash used in investing activities amounted to $103 million for the six months ended June 30, 2010, compared to net cash provided by investing activities of $109 million for the six months ended June 30, 2009. The net cash used in investing activities in the six months ended June 30, 2010 was mainly related to excess cash under cash pooling arrangements of $64 million. Capital expenditure was $42 million for the six months ended June 30, 2010, compared to $58 million for the six months ended June 30, 2009.

Net Cash Used in Financing Activities

Net cash provided by financing activities increased to $155 million for the six months ended June 30, 2010, compared to net cash used in financing activities of $87 million for the six months ended June 30, 2009. The increase in cash provided by financing activities was primarily due to borrowings under cash pooling arrangements of $249 million.

Equity

ArcelorMittal’s net investment decreased to $3,389 million as of June 30, 2010, primarily due to the decrease in the foreign currency translation adjustments of $395 million as a result of the decrease of net assets of European operations following the depreciation of the euro against the U.S. dollar.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table presents a summary of the Company’s cash flow for the year ended December 31, 2009, as compared to the year ended December 31, 2008:

	Year Ended December 31,
	2009	2008
	(in millions of U.S. dollars)
Net cash provided by operating activities	214	488
Net cash provided by/(used in) investing activities	90	(225)
Net cash used in financing activities	(339)	(764)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased to $214 million for the year ended December 31, 2009, compared to $488 million for the year ended December 31, 2008. The decrease was due primarily to the Company’s recognition of a net loss of $150 million in 2009 compared to net income of $98 million in 2008. Working capital (defined for purposes of this prospectus as consisting of inventories plus accounts receivable less accounts payable) decreased by $277 million due to reduced levels of activity and an increased focus on cash management. Inventories decreased by $200 million, accounts receivable decreased by $238 million and accounts payable decreased by $161 million in December 2009. The Company also made various payments in 2009 including in respect of value-added tax, interest on debt and under its voluntary separation schemes.

Net Cash Provided by/(Used in) Investing Activities

Net cash provided by investing activities amounted to $90 million for the year ended December 31, 2009, compared to net cash used in investing activities of $225 million for the year ended December 31, 2008. The net cash provided by investing activities in 2009 was mainly related to a cash inflow of $192 million with respect to loans under cash pooling arrangements. Capital expenditure was $115 million for the year ended December 31, 2009, compared to $248 million for the year ended December 31, 2008. The Company reduced its capital expenditure in order to reduce its debt. Net acquisition spending in 2009 was nil as the Company curtailed its mergers and acquisitions activity in response to the deterioration of the economic climate. Net acquisition spending was $22 million in 2008, relating to the acquisition of Rescal and Inox Tubos. For additional information, see Note 4 to the Combined Financial Statements.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased to $339 million for the year ended December 31, 2009, compared to $764 million for the year ended December 31, 2008. The decrease in cash used in financing activities was primarily due to a reduction in cash distributions to ArcelorMittal.

Equity

ArcelorMittal’s net investment increased to $3,583 million as of December 31, 2009, compared to $3,267 million as of December 31, 2008, primarily due to a $523 million increase in other comprehensive income from foreign currency translation.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table presents a summary of the Company’s cash flow for the year ended December 31, 2008, as compared to the year ended December 31, 2007:

	Year Ended December 31,
	2008	2007
	(in millions of U.S. dollars)
Net cash provided by operating activities	488	1,386
Net cash used in investing activities	(225)	(522)
Net cash used in financing activities	(764)	(647)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased to $488 million for the year ended December 31, 2008, compared to $1,386 million for the year ended December 31, 2007. The decrease was due in part to the $461 million decrease in net income. Working capital increased by $173 million primarily as a result of a decrease in trade accounts payable of $500 million, which was, in turn, due to the effects of the global economic crisis.

Net Cash Used in Investing Activities

Net cash used in investing activities was $225 million and $522 million for the years ended December 31, 2008 and 2007, respectively. The decrease was primarily related to the change in loans under cash pooling arrangements, which resulted in a cash outflow of $252 million in 2007, compared to a cash inflow of $60 million in 2008. Capital expenditure was $248 million and $276 million in 2008 and 2007, respectively, and primarily related to the expansion of, and improvements and maintenance at, the Company’s production facilities. In 2008, the Company made a variety of acquisitions for a total investment net of cash acquired of $22 million.

Net Cash Used in Financing Activities

Net cash used in financing activities increased to $764 million for the year ended December 31, 2008, compared to $647 million for the year ended December 31, 2007. The increase was mainly due to an $800 million increase in dividends paid to ArcelorMittal, which was partially offset by a decrease of $189 million in the repayment of short-term and long-term debt as well as a cash contribution from ArcelorMittal amounting to $333 million with respect to sales of investments.

Equity

ArcelorMittal’s net investment decreased to $3,267 million at December 31, 2008, as compared to $4,601 million at December 31, 2007. The decrease is primarily attributable to dividends to ArcelorMittal and other equity holders and the other comprehensive loss of the period.

Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) for the years ended December 31, 2009, 2008 and 2007 amounted to $14 million, $22 million and $14 million, respectively.

Off-balance Sheet Arrangements

The Company has no unconsolidated special purpose financing or partnership entities.

Tabular Disclosure of Contractual Obligations

The Company has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2009, management believes that these commitments are not in excess of current market prices and reflect normal business operations.

As of December 31, 2009, the Company had outstanding various long-term obligations. These various purchase commitments and long-term obligations will have an effect on its future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2009, management’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of U.S. dollars)
Long-term debt obligations — scheduled repayments — Note 14 to the Combined Financial Statements	1,508	133	448	372	555
Operating lease obligations — Note 21 to the Combined Financial Statements	25	—	1	1	23
Capital lease obligations — Note 9 to the Combined Financial Statements	32	4	9	9	10
Environment commitments(1) and asset retirement obligation — Note 19 to the Combined Financial Statements	34	7	22	—	5
Purchase obligations — Note 21 to the Combined Financial Statements	1,052	256	429	186	181
Funding contribution to the pension and post-employment plans(2)	7	7	—	—	—
Scheduled interest payments(3)	447	104	178	139	26
Other long-term liabilities	2	—	—	—	2
Acquisition/investment commitments — Note 21 to the Combined Financial Statements	11	11	—	—	—
Total	3,118	522	1,087	707	802

Notes:

(1)	The Company may be subject to additional environmental liabilities not included in the table above.

(2)	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

(3)	In determining the future interest payments on its variable interest debt the Company used the interest rates applicable as of December 31, 2009.

The Company had $568 million, $373 million and $402 million of short-term debt (excluding current portion of long-term debt) as of June 30, 2010 and December 31, 2009 and 2008, respectively. Short-term debt includes short-term loans, which are payable within one year, and overdrafts with ArcelorMittal, which are payable on demand.

Selected Combined Unaudited Financial Information for the Quarter Ended September 30, 2010

The following table presents data from the Company’s combined statement of operations for the quarter ended September 30, 2010:

Quarter Ended September 30, 2010
(in millions of U.S. dollars)
Sales	1,372
Cost of sales	1,314
Gross margin	58
Selling, general & administrative expenses	64
Operating loss	(6)
Income from other investments	1
Interest income	2
Interest expense & other net financing costs	(15)
Loss before taxes and non-controlling interest	(18)
Income tax benefit	6
Loss including non-controlling interests	(12)
Non-controlling interests	—
Net loss attributable to owners of the parent	(12)

The following table presents data from the Company’s combined statement of cash flows for the quarter ended September 30, 2010:

Quarter Ended September 30, 2010
(in millions of U.S. dollars)
Net loss	(12)
Non-controlling interests	—
Depreciation	72
Change in operating working capital	(94)
Other items and operating activities	34
Net cash provided by operating activities	—
Purchase of property, plant and equipment	(19)
Loans under cash pooling arrangements (net)	74
Other investing activity	17
Net cash provided by investing activities	72

Quarter Ended September 30, 2010
(in millions of U.S. dollars)
Proceed (payments) from short-term and long-term debt	(40)
Borrowings (repayments) under cash pooling arrangements (net)	(18)
Dividends paid	(18)
Other financing activities (net)	3
Net cash used in financial activities	(73)
Net decrease in cash and cash equivalents	(1)
Effect of exchange rate changes on cash & other financing activities	10
Change in cash and cash equivalent	9

Current Trends and Recent Developments

In the second half of 2010, management expects significant declines in the Company’s shipments and margins due to seasonal effects (the Company’s customers generally purchase lower volumes of stainless steel in the summer months and in December during the holiday period) and temporary destocking in the stainless steel market. As a result, management expects that the Company’s operating profit will decrease significantly in the second half of 2010 as compared to the first half of the year. Furthermore, management expects a significant decline in operating profit for the fourth quarter of 2010 as compared to the third quarter.

The Company has recently launched an initiative to target management gains and fixed cost reductions of $250 million over the next two years. The program, known as the “Leadership Journey”, will focus on fixed cost reductions, variable cost reductions and increasing productivity. As part of this program, the Company plans to convert its Blast Furnace #2 to charcoal (biomass) in Timóteo to temporarily suspend its Isbergues traditional cold rolling mill (which has a capacity of 100,000 tonnes), and to invest $62 million in enhancing the productivity of its hot annealing pickling line in Gueugnon.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company places a strong emphasis on corporate governance. Its board of directors (the “Board of Directors”) will be composed of seven members, four of whom will be independent. The Board of Directors will have four committees: the Audit and Risk Management Committee, the Remuneration, Nomination and Corporate Governance Committee, the Sustainability, Performance and Strategy Committee and the Transition Committee. See “— Committees of the Board of Directors”.

Board of Directors

The members of the Board of Directors as of the date of this prospectus are set forth below. The non-independent members of the Board of Directors set forth below were appointed on December 6, 2010 and their terms expire at the third annual general meeting of shareholders following the date of their appointment. The independent members of the Board of Directors set forth below were appointed on December 7, 2010 and their terms expire at the third annual general meeting of shareholders following the date of their appointment. It is intended that two additional members of the Board of Directors will be appointed before the completion of the spin-off.

Name	Age(1)	Position within the Company	Term Expires
Mr. Lakshmi N. Mittal	60	Chairman, Non-independent member of the Board of Directors	May 2013
Mr. Aditya Mittal	35	Non-independent member of the Board of Directors	May 2013
Mr. Gonzalo Urquijo	48	Non-independent member of the Board of Directors	May 2013
Ms. Kathryn A. Matthews	50	Independent member of the Board of Directors	May 2013
Mr. David B. Burritt	55	Independent member of the Board of Directors	May 2013

Notes:

(1)	Age on June 30, 2010.

The business address of Mr. Lakshmi N. Mittal, Mr. Aditya Mittal and Mr. Gonzalo Urquijo is 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. The business address of the other members of the Board of Directors is the Company’s registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg.

Mr. Lakshmi N. Mittal

Mr. Lakshmi N. Mittal is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Lakshmi N. Mittal founded Mittal Steel Company (formerly the LNM Group) in 1976 and guided its strategic development, culminating in the merger with Arcelor, agreed in 2006, to found the world’s largest steelmaker. Since the merger, Mr. Lakshmi N. Mittal has led a successful integration, establishing ArcelorMittal as one of the world’s foremost industrial companies. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model.

Mr. Lakshmi N. Mittal is an active philanthropist and a member of various boards and trusts, including the boards of Goldman Sachs and EADS. He is also a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the Investors’ Council to the Cabinet of Ministers of Ukraine, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management in the United States and is a member of the Board of Trustees of Cleveland Clinic.

Mr. Lakshmi N. Mittal began his career working in the family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to forcing the pace of industry consolidation, he has also championed the development of integrated mini-mills and the use of DRI as a scrap substitute for steelmaking. Following the transaction combining Ispat International and LNM Holdings to form Mittal Steel in December 2004, together with the simultaneous announcement of the acquisition of International Steel Group in the United States, he led the formation of the world’s then-leading steel producer. Subsequently, in 2006, under his leadership Mittal Steel merged with Arcelor to form ArcelorMittal.

In 1996, Mr. Lakshmi N. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics in 1998 for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Lakshmi N. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received the 2007 Dwight D Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Lakshmi N. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Lakshmi N. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise.

Mr. Lakshmi N. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St Xavier’s College in Kolkata where he received a Bachelor of Commerce degree. Mr. Lakshmi N. Mittal is married to Usha Mittal, and has a son, Aditya Mittal and a daughter, Vanisha Mittal Bhatia.

Mr. Aditya Mittal

Mr. Aditya Mittal is the Chief Financial Officer of ArcelorMittal with additional responsibility for M&A Business and Project Development, Flat Products Americas, Investor Relations, Strategy and Communications. Prior to the merger that created ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company.

In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the

United States. In addition to his Mergers and Acquisitions responsibilities, Mr. Aditya Mittal was involved in post-integration, turnaround and improvement strategies.

As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. He is a Board Member at the Wharton School, Bennett, Coleman & Co. and PPR; and a member of Citigroup’s International Advisory Board.

Mr. Aditya Mittal holds a B.S. in Economics from the Wharton School in Pennsylvania. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal.

Mr. Gonzalo Urquijo

Mr. Gonzalo Urquijo is a member of the Group Management Board of ArcelorMittal and previously served as Senior Executive Vice President and Chief Financial Officer of Arcelor, where he was responsible for the following: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was Chief Financial Officer of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as Chief Financial Officer and later Co-Chief Executive Officer. Mr. Urquijo is a graduate in Economics and Political Science of Yale University and holds an M.B.A. from the Instituto de Empresa in Madrid.

Ms. Kathryn A. Matthews

Ms. Kathryn Matthews has over thirty years of experience in the financial sector, with a focus on asset management, and has held senior management roles with Fidelity International Ltd, AXA Investment Managers, Santander Global Advisors Inc. and Baring Asset Management. Currently, Ms. Matthews is a non-executive director of Hermes Fund Managers Ltd, Rathbone Brothers Plc, Religare Enterprises Limited, JPMorgan Chinese Investment Trust Plc, Montanaro UK Smaller Companies Investment Trust (MUSCIT), Conversus Capital LP and Fidelity Asian Values Plc. Ms. Matthews holds a Bachelor of Science degree with honors in Economics from Bristol University in Bristol, England.

Mr. David B. Burritt

Mr. David Burritt worked for Caterpillar Inc. for almost thirty-three years before retiring in October 2010. Mr. Burritt was Vice President and Chief Financial Officer of Caterpillar Inc. from 2004 to 2010, and served as Caterpillar Inc.’s Corporate Controller and Chief Accounting Officer from 2002 to 2004. Mr. Burritt also held various positions in finance, tax, accounting, and international operations at Caterpillar Inc. from 1978-2002. He currently serves as a non-executive director of the Board of Directors of the Lockheed Martin Corporation where he is a member of the Executive, Audit (Chairman), Strategic Affairs & Finance and Management Development & Compensation Committees. Mr. Burritt holds a bachelors degree from Bradley University and an MBA from the University of Illinois in the United States. Mr. Burritt is also a Certified Public Accountant (CPA), a member of the American Institute of Certified Public Accountants (AICPA), a certified management accountant and a member of the Institute of Management Accountants (IMA).

Senior Management

The members of the Company’s senior management as of the date of this prospectus are set forth below. Each member of senior management was appointed in December 2010.

As indicated below, each member of the Company’s senior management is a member of the Management Committee, which is entrusted with the day-to-day management of the Company. The members of the

Management Committee are appointed and dismissed by the Board of Directors. The Management Committee may exercise only the authority granted to it by the Board of Directors.

Name	Age(1)	Function

Mr. Bernard Fontana	48	Chief Executive Officer; Member of the Management Committee

Mr. Julien Burdeau	39	Member of the Management Committee; Responsible for Alloys & Specialties; Responsible for Raw Materials Efficiency

Mr. Timoteo Di Maulo	51	Member of the Management Committee; Responsible for Services & Solutions; Responsible for Service and Industry Integration Efficiency

Mr. Clenio Guimarães	53	Member of the Management Committee; Responsible for Stainless & Electrical Steel South America; Responsible for Operational Excellence

Mr. Julien Onillon	40	Chief Financial Officer; Member of the Management Committee; Responsible for Strategy and Mergers and Acquisitions

Mr. Jean-Paul Rouffiac	58	Member of the Management Committee; Responsible for Stainless & Electrical Steel Europe; Responsible for Commercial Excellence

Ms. Johanna Van Sevenant	42	Member of the Management Committee; Responsible for Sustainability, Human Resources and Communications

Note:
(1)	Age on June 30, 2010.

The members of the Management Committee have been appointed by the Company’s Board of Directors on December 7, 2010 for an unlimited term of office.

The business address of each member of senior management is the Company’s registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, except that the business address of Mr. Clenio Guimarães is Av. Carandai, 1115, 23rd floor — Funcionários, 30130 915 — Belo Horizonte — MG, Brazil.

Mr. Bernard Fontana, Chief Executive Officer, Member of the Management Committee

Mr. Bernard Fontana was appointed Chief Executive Officer in 2010. He joined the Arcelor Group in September 2004 as Program Office Executive Manager — Flat Carbon Steel and was appointed Flat Carbon Europe Executive Vice President — People and Development of Arcelor in July 2005. After the creation of ArcelorMittal, Bernard joined the Management Committee of ArcelorMittal and was appointed Chief Executive Officer — Automotive Worldwide and, subsequently in 2007, Head of Human Resources of ArcelorMittal. Prior to joining Arcelor, Mr. Fontana spent 18 years in senior positions at the French chemicals group SNPE. Following an assignment in the United States as Director - SNPE North America and President of SNPE Inc., Mr. Fontana returned to France to take up the role of Senior Executive Vice President of the SNPE Group, his most recent position outside ArcelorMittal. Bernard Fontana is an engineer and holds degrees from the Ecole Polytechnique and Ecole Nationale Supérieure des Techniques Avancées in Paris, France.

Mr. Julien Burdeau, Member of the Management Committee, Responsible for Alloys & Specialties, Responsible for Raw Materials Efficiency

Mr. Julien Burdeau has served as Chief Executive Officer — Alloys & Specialties since July 2009. Mr. Burdeau started his career in 1997, working with the French Ministry of Economy, Finance and Industry. He joined the Arcelor Group in 2002 as Director of Strategy for the Stainless Steel division. From 2005 to 2009, Mr. Burdeau held several operational positions within ArcelorMittal Stainless Europe, which included serving as a SSC manager in Italy and as Head of the Finishing Department in Gueugnon. He subsequently became Head of Operations at the Gueugnon production facility and Chief Executive Officer of ArcelorMittal Stainless and Nickel Alloys in July 2009. Mr. Burdeau is a graduate of Ecole Normale Supérieure and Ecole des Mines, both located in Paris, France, and holds a Ph.D. in Mathematics.

Mr. Timoteo Di Maulo, Member of the Management Committee, Responsible for Services & Solutions, Responsible for Service and Industry Integration Efficiency

Mr. Timoteo Di Maulo has served as Chief Executive Officer — Services & Solutions since 2008. In 1990, Mr. Di Maulo joined Ugine Italia, where he held various positions in the controlling, purchasing and sales departments. While at Ugine Italia, he successfully implemented and launched the ERP System, “Sidonie”, across all of Ugine’s subsidiaries worldwide. In 1996, Mr. Di Maulo joined Ugine’s Commercial Direction in Paris where he was in charge of its Industry and Distribution division. Mr. Di Maulo was subsequently named Service Division Industrial Director in 1998 and took on additional responsibilities as Chief Executive Officer of the German SSC, RCC. In 2000, Mr. Di Maulo was named Chief Executive Officer of U&A Italy, a role which gave him full responsibility for its mill sales network and its two Italian SSCs. Mr. Di Maulo was then appointed Chief Executive Officer of ArcelorMittal’s Stainless Europe Service Division in 2005 and, in 2008, of ArcelorMittal Stainless International (which included the division’s worldwide mill sales network, all distribution and processing centers and ArcelorMittal Stainless Europe’s tube mills and precision strips). Mr. Di Maulo is a graduate of Politecnico di Milano in Milan and holds an M.B.A. from Bocconi University in Milan.

Mr. Clenio Guimarães, Member of the Management Committee, Responsible for Stainless & Electrical Steel South America, Responsible for Operational Excellence

Mr. Clenio Guimarães was appointed Chief Executive Officer - Stainless & Electrical Steel South America in December 2010. Mr Guimarães joined Acesita in 1981 as a process engineer. In 1996, after performing various roles in quality, production and cost optimization, Mr. Guimarães was appointed Manager of Acesita’s Continuous Improvement Department and then Head of the stainless melt shop in 2002 and Industrial General Manager in 2005. Mr. Guimarães has since acted as the Chief Operating Officer of ArcelorMittal Inox Brasil since 2008. Mr. Guimarães holds a degree in Metallurgical Engineering from the Universidade Federal de Ouro Preto in Brazil and post-graduate degrees in Marketing from Unileste-MG in Brazil and in General Management from Fundação Dom Cabral in Brazil. Mr. Guimarães also underwent training in the ArcelorMittal University Pioneer program in 2008.

Mr. Julien Onillon, Chief Financial Officer, Member of the Management Committee, Responsible for Strategy and Mergers and Acquisitions

Mr. Julien Onillon was appointed Chief Financial Officer in 2010. Mr. Onillon worked as an Equity Analyst between 1994 and 2000 at BNP Paribas and Detroyat Associés where he covered a variety of sectors, including pan-European materials and basic resources. Prior to joining the Mittal Steel as Head of Investor Relations in June 2005, Mr. Onillon spent five years acting as the Head of Global Steel Research at HSBC.

Mr. Onillon is a graduate of the University of Bordeaux I in Bordeaux, France and the University of London (RHBNC) and holds a degree in Physical Chemistry. He also earned a Bachelor of Arts degree from the Ecole Supérieure de Commerce de Bretagne in Brest, France and a Master’s degree from the Société Française des Analystes Financiers in Paris.

Mr. Jean-Paul Rouffiac, Member of the Management Committee, Responsible for Stainless & Electrical Steel Europe, Responsible for Commercial Excellence

Mr. Jean-Paul Rouffiac has served as Chief Executive Officer — Stainless & Electrical Steel Europe since December 2007. Mr. Rouffiac joined the Usinor Group in 1978 as a lawyer and served as Secretary of the Management Board from 1982 to 1985. He subsequently held various senior sales and marketing positions in the Flat Carbon division between 1986 and 1997. In March 1997, Mr. Rouffiac was appointed Vice President of International & Economic Affairs and Secretary of the Board of Directors. Between 2000 and 2002, Mr. Rouffiac was appointed Vice President of Flat Carbon Sales and Marketing and, prior to the creation of ArcelorMittal, he headed negotiations with the EU’s Competition Directorate General. Mr. Rouffiac was named Vice President in charge of SSCs in 2002 and, in 2006, was appointed Vice President responsible for SSCs within Arcelor’s Distribution and Solutions division. He was appointed Chief Executive Officer of ArcelorMittal Stainless Steel - Europe in 2007. Mr. Rouffiac is a graduate of Sciences Po in Paris, France and Paris 1 Panthéon-Sorbonne Law University.

Ms. Johanna Van Sevenant, Member of the Management Committee Responsible for Sustainability, Human Resources and Communications

Ms. Johanna Van Sevenant started her career at PricewaterhouseCoopers Brussels in 1993 and later joined Deloitte & Touche in 1999 where she worked as a Senior Manger of the Human Resources Advisory Services. She subsequently joined the Arcelor Group in 2001 as Managing Director of the Belgian Pension Competence Center at Usinor in Liège, Belgium. Between 2003 and 2006, Ms. Van Sevenant served as International Manager — Pension and Risks Benefits at the Human Resources Corporate Center in Luxembourg. Ms. Van Sevenant became Manager of Integration in 2006, and, in 2007, was named Head of Human Resources, Communications and General Services of the ArcelorMittal International division within Steel Services and Solutions. She was later named Head of Human Resources and Communication of the Stainless Steel segment in December 2008. Ms. Van Sevenant holds a Master’s degree in Political Science and Business Administration from Université Libre de Bruxelles in Brussels, Belgium and a Master’s degree in Tax Law from HEC St. Louis in Brussels.

Compensation

Board of Directors

Prior to the spin-off, no member of the Company’s Board of Directors served the Company exclusively. While Mr. Lakshmi N. Mittal served as a member of ArcelorMittal’s board of directors and Mr. Aditya Mittal and Mr. Gonzalo Urquijo served as members of ArcelorMittal’s senior management, their responsibilities were to ArcelorMittal and they were compensated for their services to ArcelorMittal as a whole. None of the independent members of the Company’s Board of Directors served the Company or ArcelorMittal prior to the spin-off. Accordingly, no historical compensation for any of these persons is provided. See “— Board of Directors and Senior Management Compensation Policy” below for details of the Company’s compensation policies, which will apply to the compensation provided to these persons in the future.

The Company does not have any outstanding loans or advances to members of its Board of Directors or any guarantees for the benefit of any member of its Board of Directors.

None of the members of the Board of Directors have entered into service contracts with the Company or any of its affiliates that provide for benefits upon the termination of their service.

Senior Management

The total compensation paid in 2009 to the persons comprising the Company’s senior management was $2.3 million in fixed annual salary (including various allowances paid in cash) and $2.1 million in performance-related bonuses. As of December 31, 2009, approximately $110,000 was accrued to provide pension benefits to such persons.

Certain members of the Company’s senior management also participated in share-based compensation plans sponsored by ArcelorMittal. These plans historically provided the Company’s employees with shares or options to purchase shares in ArcelorMittal. During 2009, members of the Company’s senior management were granted 149,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 at an exercise price of $38.30. The options expire on August 4, 2019. Each employee of the Company holding options over shares in ArcelorMittal will receive a proportionally equivalent amount of options over the ordinary shares of the Company, with an equivalent adjustment to the exercise price.

The Company does not have any outstanding loans or advances to members of its senior management or any guarantees for the benefit of any member of its senior management.

None of the members of senior management has entered into service contracts with the Company or any of its affiliates that provide for benefits upon the termination of their service.

Board of Directors and Senior Management Compensation Policy

Philosophy

The Company’s Compensation Policy for executives is based on the following principles:

•                               provide total compensation competitive with executive compensation levels of industrial companies of a similar size and scope;

•                               promote internal equity and market median base pay levels for the Company’s executives, combined with “pay for performance”;

•                               motivate managers towards the achievement of group-wide and personal goals, including efficiency and growth; and

•                               retain individuals who consistently perform at expected levels and contribute to the success of the organization.

Governance Principles

The Remuneration, Nomination and Corporate Governance Committee will draw up proposals for the Company’s executive compensation on an annual basis for presentation to the Board of Directors. It will also prepare proposals for the fees to be paid annually to the members of the Board of Directors. Its principal objective is to encourage and reward performance that will lead to the long-term enhancement of shareholder value. The proposals of the Remuneration, Nomination and Corporate Governance Committee for executive compensation will comprise a fixed annual salary, short-term incentives (e.g., performance-related bonuses) and long-term incentives (e.g., restricted shares).

The proposals prepared by the Remuneration, Nomination and Corporate Governance Committee will apply to the Chief Executive Officer and members of the Management Committee. The Remuneration, Nomination and Corporate Governance Committee’s decisions on short- and long-term incentive plans may also apply to a larger group of employees. It will receive updates regarding the application of these plans on a regular basis.

Fixed Annual Salary

Fixed annual salaries will be determined based upon benchmarking against the median salary level of peer companies, which include industrial companies of a size and scope similar to that of the Company. Fixed annual salaries will be reviewed annually to ensure that the Company remains competitive.

Short-term Incentives: Performance-Related Bonus

The Company’s Global Performance Bonus Plan is a performance-related bonus plan. Performance-related bonuses will be calculated as a percentage of an employee’s fixed annual salary. Different percentages will apply depending upon the employee’s rank. Performance-related bonuses will be determined based upon the performance of the Company and/or the relevant operating segment, the achievement of specific objectives and the relevant employee’s overall performance and potential. Performance-related bonuses will be paid only if certain minimum performance thresholds are met by the Company as a whole and/or the relevant segment.

Long-term Incentives: Restricted Share Plan

Members of the Management Committee and certain other employees are expected to benefit from a restricted share plan (the “Restricted Share Plan”), which the Company intends to submit for shareholder approval during 2011. As the Restricted Share Plan is currently contemplated, fully paid-up ordinary shares will be allocated to eligible employees but will not be fully transferable to such employees until certain vesting conditions, including the completion of three full years of continued employment with the Company, have been met. The total number of restricted shares available for grants under the Restricted Share Plan during any given year will be approved by the shareholders at the annual general meeting.

It is the intention of the Board of Directors to incentivize its employees through the Restricted Share Plan rather than through a stock option plan.

Other Benefits

In addition to the primary elements of compensation described above, other benefits may be provided to senior management of the Company, such as company cars and contributions to pension plans and insurance policies, which will be in line with relevant local market and peer group practices.

None of the members of the Board of Directors is a party to a contract with the Company that provides for benefits upon termination of employment.

Board Practices/Corporate Governance

Board of Directors

The Board of Directors is in charge of the overall management of the Company. It is responsible for the performance of all acts of administration necessary or useful to implement the corporate purpose of the Company as described in the Articles of Association, except for matters expressly reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors must be composed of a minimum of three members. None of the members of the Board of Directors may hold an executive position or executive mandate within the Company or any entity controlled by the Company.

As of the date of this prospectus, the Board of Directors is comprised of five members. Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on December 7, 2010.

It is intended that, prior to the effective date of the spin-off (see “The Spin-off and Listing”), the Company’s Board of Directors will have a majority of independent directors, with four members of the Board of Directors being independent and the remaining three members being non-independent. There is no requirement in the Articles of Association that directors be shareholders of the Company.

The Articles of Association provide that directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Directors are appointed for a maximum term of three years and are automatically eligible for reappointment at the end of such period. The term of office of the directors holding office at the time the spin-off will become effective expiring by exception at the annual general meeting of shareholders to be held in 2013. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. In the event that a vacancy arises on the Board of Directors for any reason, the remaining members of the Board of Directors may, by a simple majority, elect a new director to fulfill temporarily the duties attaching to the vacant post until the next general meeting of the shareholders.

The Articles of Association provide that the Mittal Shareholder holds a right of proportional representation. If the Mittal Shareholder exercises this right, the general meeting of shareholders shall elect the candidates nominated by the Mittal Shareholder as members of the Board of Directors such that the representation of candidates nominated by the Mittal Shareholder on the Board of Directors is in proportion to the Mittal Shareholder’s holding of ordinary shares in the Company. This right of proportional representation does not limit the rights that the Mittal Shareholder may otherwise have to nominate and vote in favor of candidates for the Board of Directors by virtue of its rights as a shareholder in the Company.

Operation of the Board of Directors

General

Luxembourg law permits the Board of Directors to engage the services of external experts or advisers, as well as to take all actions necessary or useful to implement the Company’s corporate purpose (objet social). The Board of Directors may, but need not, elect a Vice-Chairman from among its members.

Meetings

The Board of Directors meets when convened by the Chairman of the Board or two members of the Board of Directors. The Board of Directors holds meetings in person on at least a quarterly basis and additional meetings as circumstances require, either in person or by teleconference.

In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented. In the absence of the Chairman, the Board of Directors will appoint by majority vote a chairman pro tempore for the meeting in question. For any meeting of the Board of Directors, a director may designate another director to represent him or her and vote in his or her name.

The agenda of the meeting of the Board of Directors is agreed by the Chairman of the Board of Directors and the Lead Independent Director, which is described below under “ — Lead Independent Director”.

Votes

Each member of the Board of Directors has one vote. Decisions of the Board of Directors are made by a majority of the votes validly cast by the members of the Board of Directors present and represented.

Under Luxembourg law, any member of the Board of Directors having an interest in a transaction submitted for approval to the Board of Directors that conflicts with that of the Company shall be obliged to advise the Board of Directors of the conflict and to cause a record of his statement to be included in the minutes of the meeting. Such member of the Board of Directors may not take part in these deliberations. At the next general meeting, before any other resolution is put to vote, a special report shall be made on any transactions in which any members of the Board of Directors may have an interest conflicting with that of the Company. These provisions do not apply where the decision of the Board of Directors relates to transactions entered into under fair market conditions in the ordinary course of business. The Articles of Association do not contain any further provisions regarding a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, the directors’ power to vote on compensation arrangements to themselves or any members of their body, borrowing powers exercisable by the directors or retirement or non-retirement of directors under an age limit requirement. However, the Company’s Code of Business Conduct contains provisions relating to conflicts of interest or potential conflicts of interests of members of the Board of Directors and the Company’s employees, as described below under “ — Other Corporate Governance Practices — Ethics and Conflicts of Interest”. There are no requirements to hold ordinary shares in order to serve on the Board of Directors.

Lead Independent Director

The independent members of the Board of Directors are entitled to nominate annually a Lead Independent Director, whose functions include the following:

•                               coordination of the activities of the independent directors;

•                               liaising between the non-independent directors and the independent directors;

•                               calling meetings of the independent directors when necessary and appropriate; and

•                               performing such other duties as may be assigned to him or her by the Board of Directors from time to time.

Separate Meetings of Independent Members of the Board of Directors

The independent members of the Board of Directors may hold meetings outside the presence of non-independent directors. There are no specific rules regarding the conduct of these meetings under Luxembourg law. Matters discussed at such meetings will generally be reported to the Board of Directors but there are no specific rules regarding such reporting and the timing and scope of reporting is in the discretion of the Lead Independent Director.

Board of Directors Self-evaluation and Continuing Education Program

The Board of Directors will conduct an annual self-evaluation in order to identify potential areas for improvement. The first self-evaluation process is expected to be conducted in 2012. The process will be coordinated by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. Its findings will be examined by the Remuneration, Nomination and Corporate Governance Committee and presented with recommendations to the Board of Directors for implementation.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience necessary to enable them to effectively fulfill their duties. To enhance these skills, the Board of Directors intends to approve a continuing education program for its members. The topics addressed through the program will include areas of importance for the future growth and development of the Company (e.g., strategy, marketing, human resources, industrial development, research and development, sustainability, corporate governance, legal and regulatory). Additional topics may be added at the request of the members of the Board of Directors. The continuing education program is expected to consist of an introduction by recognized experts in the relevant fields who may be practitioners or academics followed by a facilitated discussion between the presenter and the Board of Directors. The members of the Board of Directors will also have the opportunity to participate in specific programs designed for directors of publicly listed companies at reputable academic institutions and business schools. The Board of Directors will have a yearly budget dedicated to the continuing education program.

Committees of the Board of Directors

The Board of Directors will have four committees: the Audit and Risk Management Committee, the Remuneration, Nomination and Corporate Governance Committee, the Sustainability, Performance and Strategy Committee and the Transition Committee.

A supplement to this prospectus will be published once the full composition of the four committees is known.

Audit and Risk Management Committee

The Audit and Risk Management Committee will be composed of three directors. The members are appointed by the Board of Directors each year after the annual general meeting. The Audit and Risk Management Committee takes decisions by a simple majority.

With respect to audit related matters, the primary function of the Audit and Risk Management Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•                               the financial reports and other financial information provided by the Company to any governmental body or the public;

•                               the Company’s system of internal control regarding finance, accounting, legal, compliance and ethics established by the Board of Directors and senior management; and

•                               the Company’s auditing, accounting and financial reporting processes generally.

The Audit and Risk Management Committee’s primary duties and responsibilities relating to this function are to:

•                               be an independent and objective party to monitor the Company’s financial reporting process and internal controls system;

•                               approve the appointment and fees of the Company’s independent auditors;

•                               obtaining, at least once a year, a written statement from the Company’s independent auditors to the effect that their independence has not been impaired;

•                               review and assess the performance of the Company’s independent auditors and the internal audit department;

•                               provide an open avenue of communication among the Company’s independent auditors, the internal finance department and senior management, the internal audit department, and the Board of Directors;

•                               monitor the independence of the Company’s independent auditors; and

•                               communicate the Audit and Risk Management Committee’s duties and responsibilities to the appropriate levels of management within the Company.

With respect to risk management related matters, the primary function of the Audit and Risk Management Committee is to support the Board of Directors in fulfilling its corporate governance and oversight responsibilities by assisting with the monitoring and review of the risk management process of the Company. In that regard, its main responsibilities and duties are to assist the Board of Directors by developing recommendations regarding the following matters:

•                               oversight, development and implementation of a risk identification and management process and the review of this process in a consistent manner throughout the Company;

•                               review of the effectiveness of the Company’s risk management framework, policies and process at the corporate and operating segment levels and the proposal of improvements, with the aim of ensuring that the Company’s management is supported by an effective risk management system;

•                               promotion of constructive and open exchanges on risk identification and management among senior management, the Board of Directors, the legal department and other relevant departments of the Company;

•                               review of proposals to assess, define and review the level of risk tolerance to ensure that appropriate risk limits are in place;

•                               review of the Company’s internal and external audit plans to ensure that they include a review of the major risks facing the Company; and

•                               making recommendations to senior management and the Board of Directors regarding risk management.

In fulfilling its duties, the Audit and Risk Management Committee may seek the advice of outside experts.

The three members of the Audit and Risk Management Committee will be appointed by the Board of Directors once all the Board members have been appointed. Each of these members will be an independent director according to the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange.

The Audit and Risk Management Committee is required to meet at least four times a year.

Remuneration, Nomination and Corporate Governance Committee

The Remuneration, Nomination and Corporate Governance Committee will be composed of two or three directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Remuneration, Nomination and Corporate Governance Committee takes decisions by a simple majority.

The Board of Directors will establish the Remuneration, Nomination and Corporate Governance Committee to:

•                               review and approve objectives relevant to the remuneration of the Management Committee and other members of senior management and to evaluate their performance in light of these and objectives;

•                               make recommendations to the Board of Directors with respect to incentive compensation plans and equity-based incentive plans;

•                               produce a report on executive compensation to be included in the Company’s annual report;

•                               identify candidates qualified to serve as members of the Board of Directors and the Management Committee;

•                               recommend candidates to the Board of Directors for appointment by the general meeting of shareholders or, to the extent permitted by law, for appointment by the Board of Directors to fulfill interim Board of Directors vacancies;

•                               develop, monitor and review corporate governance principles applicable to the Company;

•                               facilitate the evaluation of the Board of Directors; and

•                               review the succession plan and the executive development program for the Management Committee.

In fulfilling its duties, the Remuneration, Nomination and Corporate Governance Committee may seek the advice of outside experts.

The three members of the Remuneration, Nomination and Corporate Governance Committee will be appointed by the Board of Directors once all the Board members have been appointed. Each of these members will be an independent in accordance with the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange.

The Remuneration, Nomination and Corporate Governance Committee is required to meet at least twice a year.

Sustainability, Performance and Strategy Committee

The Sustainability, Performance and Strategy Committee will be composed of three directors. The members will be appointed by the Board of Directors each year after the annual general meeting. The Sustainability, Performance and Strategy Committee takes decisions by a simple majority.

The primary function of the Sustainability, Performance and Strategy Committee is to review on a regular basis the sustainability, performance and strategy of the Company. With respect to sustainability related matters, the primary function of the Sustainability, Performance and Strategy Committee is to assist the Board of Directors by developing recommendations regarding oversight, development and implementation of the overall sustainability approach for the Company and its operating segments, in particular from the perspective of value creation, the use of green energy and, more generally, the environmental impact of production cycles and expansion projects.

The three members of the Sustainability, Performance and Strategy Committee will be appointed by the Board of Directors once all of the Board members have been appointed.

Transition Committee

The Transition Committee will be composed of three directors. The members are appointed by the Board of Directors each year after the annual general meeting. The Transition Committee takes decisions by a simple majority.

The primary function of the Transition Committee is to review the transactions and the contracts between ArcelorMittal and the Company in order to avoid any potential conflict of interest between them following the spin-off. The Transition Committee will be initially set up for a term of up to three years, which may be extended. It may be dissolved at any time within the three-year period if the support services are deemed to be sufficient by the Company during that period.

The members of the Transition Committee will be appointed by the Board of Directors once all the Board members have been appointed.

Succession Planning

Succession planning at the Company will be a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all executives up to and including the Management Committee. Succession planning aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance and potential and their “years to readiness” and development needs are discussed and confirmed. Regular reviews of succession plans will be conducted to ensure that they are accurate and up to date. Succession planning is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation.

Other Corporate Governance Practices

The Company is committed to adopting best practice corporate governance standards. The Company will continuously monitor U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures where necessary. The Company complies with the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange.

Ethics and Conflicts of Interest

On December 7, 2010, the Company adopted a Code of Business Conduct applicable to all members of its Board of Directors and all employees. The Code of Business Conduct will be disseminated throughout the Company during the course of 2011 and will be available at http://investors.arcelormittal.com. The Company intends to disclose any amendment to, or waiver from, the Code of Business Conduct on its website.

The Code of Business Conduct sets forth the standards for ethical behavior applicable to members of the Board of Directors and to the Company’s employees in the exercise of their duties. All such persons must act in the best interests of the Company at all times and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to the Company. In particular, members of the Board of Directors and employees must obtain the authorization of their supervisor or the General Counsel before agreeing to sit on the board of directors of a business corporation. They also must not acquire any financial or other interest in any business or participate in any activity that could deprive the Company of the time or the attention required for the performance their duties. Members of the Board of Directors and employees must inform their supervisor or the Company’s legal department of any such interests and if the supervisor considers that a conflict of interest exists or could exist, he or she must take the steps that are warranted in the circumstances. If a conflict of interest or potential conflict of interest is deemed to be complex, the supervisor must bring it to the attention of the vice president of his or her division, the Chief Executive Officer or the General Counsel. Any behavior that deviates from the Code of Business Conduct must be reported to the relevant employee’s supervisor, a member of management or the head of the legal department. Code of Business Conduct training will be offered throughout the Company. All new employees of the Company will be asked to acknowledge the Code of Business Conduct in writing upon joining and will periodically receive training regarding the Code of Business Conduct.

There are no conflicts of interest between any duties to the Company of any members of the Board of Directors or senior management and their private interests and other duties.

Process for Handling Complaints on Accounting Matters

In addition to the Code of Business Conduct, the Company will also implement an Antifraud and Whistleblower Policy, which deals with instances of possible fraud, irregularities in accounting, auditing or banking matters or bribery within the Company. The Antifraud and Whistleblower Policy and the Code of Business Conduct encourages all employees to bring any such issues to the Audit and Risk Management Committee’s attention on a confidential basis. Concerns may also be communicated through the “Corporate Governance — Whistleblower” section of the Company’s website. The Antifraud and Whistleblower Policy will be implemented once the Audit and Risk Management Committee members have been appointed and will be available on the Company’s website.

Measures to Prevent Insider Dealing and Market Manipulation

On December 7, 2010, the Board of Directors adopted Insider Dealing Regulations. New employees of the Company will be required to participate in a training course covering the Insider Dealing Regulations upon joining the Company and every three years thereafter. The most recent version of the Insider Dealing Regulations will be available at http://investors.arcelormittal.com.

The Company Secretary will be the compliance officer for purposes of the Insider Dealing Regulations and answers questions that members of the Board of Directors, senior management or employees may have about their interpretation. The Company will maintain a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006, as amended from time to time. The Company Secretary may assist members of the Board of Directors and senior management with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF. Furthermore, the Company Secretary has the power to conduct investigations in connection with the application and enforcement of the Insider Dealing Regulations, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

In addition, the Company’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that sets forth the prohibition on trading on the basis of inside information.

Board of Directors and Senior Management Compliance Matters.

In relation to each of the members of the Board of Directors and each of the members of senior management, the Company is not aware of (a) any convictions in relation to fraudulent offenses in the last five years, (b) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (c) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of a company for at least the previous five years.

Share Ownership

As of the date of this prospectus, the Mittal Shareholder holds no ordinary shares in the Company. On successful completion of the spin-off, the Mittal Shareholder will hold ordinary shares, representing 40.83% of the total issued share capital of the Company.

As of the date of this prospectus, the aggregate beneficial share ownership of the members of the Company’s Board of Directors (other than those related to the Mittal Shareholder) and senior management, excluding ordinary shares held by the Mittal Shareholder, totaled nil ordinary shares. See “Major Shareholders and Related Party Transactions” for details of the expected beneficial ownership of the Company’s ordinary shares following successful completion of the spin-off. See also “Directors, Senior Management and Employees—Compensation — Board of Directors and Senior Management Compensation Policy — Long-term Incentives: Restricted Share Plan” for details of the Restricted Share Plan, which the Company intends to adopt in 2011.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of the date of this prospectus, the authorized share capital of the Company consisted of 85,854,303 ordinary shares without nominal value. As of the date of this prospectus, 4,000 fully paid up ordinary shares were issued and outstanding and all such shares are held by ArcelorMittal.

The following table sets forth information with respect to the expected beneficial ownership of the Company’s ordinary shares, following successful completion of the spin-off, by each person who the Company expects to be the beneficial owner of more than 5% of the ordinary shares and all members of the Board of Directors and senior management, collectively. The following information is based on the shareholding structure of ArcelorMittal as at November 30, 2010:

	Ordinary Shares
Name and Address	Number	%
Mittal Shareholder(1)	31,866,913	40.83%
Other public shareholders(2)	46,178,817	59.17%
Total	78,045,730	100%
Members of the Board of Directors and senior management(3)	5,916	0.01%

Notes:

(1)

The term “Mittal Shareholder” means the trust (HSBC Trust (C.I.) Limited, as trustee) of which Mr Lakshmi N. Mittal, Mrs Usha Mittal and their children are the beneficiaries, holding ordinary shares of the Company through the following two companies: Ispat International Investment, SL and Lumen Investments Sàrl.

(2)

Other public shareholders includes the Grand Duchy of Luxembourg which, based on its shareholding in ArcelorMittal at November 30, 2010, is expected to hold 1,948,267 ordinary shares in the Company following completion of the spin-off, representing 2.5% of the Company’s share capital.

(3)	Excludes ownership of ordinary shares by the Mittal Shareholder.

Shareholders’ Register

The Company’s ordinary shares are in registered form only and are freely transferable. Ownership of the Company’s shares is recorded in a shareholders’ register kept by the Company at its corporate headquarters at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg (the “Shareholders’ Register”).

The Company’s ordinary shares may also be registered on one of two local registers, the European register (the “European Register”) and the New York register (the “New York Register”). The European Register will be kept by the Company. BNP Paribas Securities Services will provide certain administrative services in relation to the European Register. The New York Register will be kept by Citibank, N.A. (NY Branch) (“Citibank”) on the Company’s behalf. Ordinary shares registered on the European Register are referred to as “European Shares” and ordinary shares registered on the New York Register are referred to as “New York Registry Shares”. See “The Spin-off and Listing — Clearing and Settlement”.

By reason of the continuous trading of the ArcelorMittal ordinary shares between the date of this prospectus and the Effective Date of the spin-off, the number of U.S. shareholders that will hold New York Registry Shares and the number of holders of European Register Shares will be known only on such Effective Date.

Voting Rights

None of the Company’s shareholders have voting rights different from any other shareholders.

Public Takeover Offers

No public takeover offers by third parties have been made in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

Related Party Transactions

The Company engages in certain commercial and financial transactions with related parties. Please refer to “Operating and Financial Review and Prospects — Liquidity and Capital Resources”, “Material Contracts”, “The Company’s Relationship with ArcelorMittal After the Spin-off” and Note 13 to the Combined Financial Statements for further details.

PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Combined Financial Information

The Unaudited Pro Forma Combined Financial Information set forth below consists of unaudited pro forma combined statements of operations for the year ended December 31, 2009 and the six-month period ended June 30, 2010 and an unaudited pro forma combined statement of financial position as of June 30, 2010.

The unaudited pro forma combined statements of operations and statement of financial position have been derived from the Combined Financial Statements included elsewhere in this prospectus for the year ended December 31, 2009 and from the Unaudited Interim Condensed Combined Financial Statements included elsewhere in this prospectus as of and for the six-month period ended June 30, 2010, and do not purport to project the Company’s results of operations or financial position for any future period or as of any future date and do not represent the Company’s financial performance had it been an independent publicly traded company during the periods presented. The pro forma adjustments and notes to the Unaudited Pro Forma Combined Financial Information give effect to the planned separation of the Company from ArcelorMittal through a planned distribution of ordinary shares to the shareholders of ArcelorMittal. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the Historical Combined Financial Statements and the notes thereto included elsewhere in this prospectus.

The pro forma combined statements of operations for the year ended December 31, 2009 and the six-month period ended June 30, 2010 give effect to the separation and distribution and related transactions as if they occurred as of January 1, 2009. The unaudited pro forma combined statement of financial position gives effect to the separation from ArcelorMittal and related transactions as if they occurred as of June 30, 2010. The pro forma adjustments are based upon available information and assumptions.

The Unaudited Pro Forma Combined Financial Information has been adjusted to give effect to:

•                               the planned distribution of the Company’s ordinary shares to shareholders of ArcelorMittal assuming one (1) ordinary share of the Company for every twenty (20) shares of ArcelorMittal;

•                               the incurrence of $891 million of debt under new financing arrangements and the associated interest expense and other financing costs;

•                               the repayment of $1,670 million of related party debt and payables, in each case, owed by the Company to ArcelorMittal.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the Unaudited Pro Forma Combined Financial Information.

The following Unaudited Pro Forma Combined Financial Information, and the notes thereto, should be read in conjunction with “Selected Financial Data,” “Risk Factors,” “Operating and Financial Review and Prospects,” the Combined Financial Statements, which have been prepared in accordance with IFRS as adopted by the European Union, and the Unaudited Interim Condensed Combined Financial Statements, which have been prepared in accordance with IAS 34, included elsewhere in this prospectus.

APERAM

Unaudited Pro Forma Combined Statements of Operations

For the Six Months Ended June 30, 2010

(in millions of U.S. dollars, except share and per share amounts)

	Historical	Adjustments	Notes	Pro Forma

Sales	2,798	—		2,798
Cost of sales	2,502	—		2,502
Gross margin	296	—		296
Selling, general and administrative	120	—		120
Operating income	176	—		176
Income from other investments	8	—		8
Interest income	4	—		4
		(19)	(a)
		(9)	(b)
Interest expense and other net financing costs	(45)	49	(c)	(24)
Income before taxes	143	21		164
Income tax expense	28	9	(d)	37
Net income (including non-controlling interests)	115	12		127
Net income attributable to:
Equity holders of the Company	114	12		126
Non-controlling interests	1	—		1
Net income (including non-controlling interests)	115	12		127
Basic earnings per share				$1.61
Weighted average common shares outstanding				78,045,730

See “— Notes to the Unaudited Pro Forma Combined Financial Information.”

APERAM
Unaudited Pro Forma Combined Statements of Operations
For the Year Ended December 31, 2009

(in millions of U.S. dollars, except share and per share amounts)

	Historical	Adjustments	Notes	Pro Forma

Sales	4,235	—		4,235
Cost of sales	4,145	—		4,145
Gross margin	90	—		90
Selling, general and administrative	297	—		297
Operating loss	(207)	—		(207)
Income from other investments	2	—		2
Interest income	10	—		10
		(38)	(a)
		(19)	(b)
Interest expense and other net financing costs	(12)	107	(c)	38
Loss before taxes	(207)	50		(157)
Income tax (benefit)	(57)	20	(d)	(37)
Net loss (including non-controlling interests)	(150)	30		(120)
Net loss attributable to
Equity holders of the Company	(150)	30		(120)
Non-controlling interests	—	—		—
Net loss (including non-controlling interests)	(150)	30		(120)
Basic (loss) per share				$(1.54)
Weighted average common shares outstanding				78,045,730

See “— Notes to the Unaudited Pro Forma Combined Financial Information.”

APERAM
Unaudited Pro Forma Combined Statements of Financial Position
As of June 30, 2010

(in millions of U.S. dollars)

	Historical	Adjustments	Notes	Pro Forma

Assets
Current assets:
Cash and cash equivalents	122	—		122
Trade accounts receivable	468	—		468
Inventories	1,464	—		1,464
Prepaid expenses and other current assets	806	(607)	(e)	199
Total current assets	2,860	(607)		2,253
Non-current assets:
Goodwill and intangible assets	924	—		924
Property, plant and equipment	2,774	—		2,774
Other non-current assets	497	—		497
Total non-current assets	4,195	—		4,195
Total assets	7,055	(607)		6,448
Liabilities and Equity
Current liabilities:
		500	(a)
		391	(b)
Short-term debt and current portion of long-term debt	902	(858)	(c)	935
Trade accounts payable	975	—		975
Accrued expenses and other current liabilities	392	(57)	(f)	335
Total current liabilities	2,269	(24)		2,245
Non-current liabilities:
Long-term debt, net of current portion	945	(812)	(c)	133
Other non-current liabilities	452	19	(f)	471
Total non-current liabilities	1,397	(793)		604
Total liabilities	3,666	(817)		2,849

	Historical	Adjustments	Notes	Pro Forma

Equity:
Equity attributable to the equity holders of the Company	3,385	210	(f)	3,595
Non-controlling interests	4	—		4
Total equity	3,389	210		3,599
Total liabilities and equity	7,055	(607)		6,448

See “— Notes to the Unaudited Pro Forma Combined Financial Information.”

Notes to the Unaudited Pro Forma Combined Financial Information

The Historical Combined Financial Statements include allocations of expenses from ArcelorMittal. These costs may not be representative of the Company’s future costs to be incurred as a separate public company. ArcelorMittal currently provides certain corporate functions to the Company and the costs associated with these functions have been allocated to the Company. These functions include purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology. The total cost of these allocations from ArcelorMittal was approximately $12 million in 2009 and as an independent, publicly traded company, and effective as of the Company’s separation from ArcelorMittal, the Company will assume responsibility for the costs for these functions. Management expects, subject to the finalization of the Company’s plans, the Company’s total annual costs for these functions will be in the range of $14 million to $15 million in 2010 (representing incremental expenses in the range of $2 million to $3 million). At this time, management cannot make factually supportable estimates of the costs expected to be incurred as a separate public company. As a result, no adjustment has been included within the accompanying Unaudited Pro Forma Combined Financial Information to reflect the incremental costs associated with operating as a separate company.

On November 1, 2010, the Company and ArcelorMittal Brasil signed a letter of intent under which the parties agreed to distribute to ArcelorMittal Brasil the assets and liabilities of ArcelorMittal BioEnergia related to the operations supporting ArcelorMittal Brasil in exchange for shares of ArcelorMittal BioEnergia held by ArcelorMittal Brasil. Following the completion of this transaction, which is expected in the first half of 2011, ArcelorMittal BioEnergia will become a wholly-owned consolidated subsidiary of the Company. As management is of the opinion that the adjustments needed to reflect the effects of this transaction are not material, no adjustment has been included within the accompanying Unaudited Pro Forma Combined Financial Information to reflect the effects of this transaction.

The number of shares used to compute pro forma basic earnings per share is 78,045,730, which is based on the number of shares of ArcelorMittal issued as of November 30, 2010, adjusted for a distribution ratio of one (1) ordinary share of the Company for every twenty (20) ArcelorMittal shares. There are no items or transactions in the Historical Combined Financial Statements which have a dilutive impact on earnings per share.

Pro Forma Adjustments to the Historical Combined Financial Statements

(a)                       Represents borrowings of $500 million under the terms of a commitment letter received from ArcelorMittal for a new $900 million 364-day credit facility with an interest rate of 7.5% (the “ArcelorMittal Financing”), the proceeds of which will be used to repay existing borrowing arrangements with ArcelorMittal. For purposes of the Unaudited Pro Forma Combined Financial Information, interest expense of $19 million and $38 million for the six-month period ended June 30, 2010 and year ended December 31, 2009, respectively, was calculated using an annual interest rate of 7.5% on the expected borrowings of $500 million.

(b)                      Represents borrowings of $391 million, net of commitment fees of $9 million, under the terms of a commitment letter that the Company expects to receive from a bank related to a 36-month borrowing base and revolving credit facility of $800 million and $100 million, respectively (the “Credit Facility”), the proceeds of which will be used to repay borrowings under existing arrangements with ArcelorMittal. The borrowing base is expected to be secured by inventories and receivables of the Company, while the revolving credit facility is expected to be unsecured. The borrowing base and the revolving credit facilities would have an interest rate of the applicable current LIBOR rate plus 190 basis points and 200 basis points, respectively. For purposes of the Unaudited Pro Forma Combined Financial Information, interest expense of $9 million and $19 million for the six-month period ended June 30, 2010 and year ended December 31, 2009, respectively, was calculated using an assumed annual interest rate of 2.89% on borrowings of $400 million under the borrowing base facility, and assumes constant debt levels throughout the period. Amortization of commitment fees and transaction fees are included in these calculations. No borrowings under the revolving credit facility have been assumed. As the final terms of the Credit Facility have not yet been agreed upon, those terms may differ from what the Company has assumed herein. The interest rate may be lower or higher if LIBOR rates or the Company’s credit rating changes. A 12.5 basis points change to the annual interest rate would change net earnings by $0.7 million on an annual basis. The borrowing base facility requires repayment of amounts borrowed every six months or sooner, at the option of the Company. Under the terms of the Credit Facility, amounts repaid may be re-borrowed during the term of this facility.

(c)                       Represents the removal of the historical interest expense under the Company’s existing borrowing arrangements with ArcelorMittal and the repayment of such facilities as described in adjustments (a), (b) and (e), as well as the settlement of borrowings through an equity contribution described in adjustment (f) below of short-term debt and current portion of long-term debt of $858 million and long-term debt net of current portion of $812 million.

(d)                      Represents the tax effects of pro forma adjustments at the applicable tax rates. For the removal of historical tax expense (see item (c)), the statutory rate of the debt holders was utilized, which, on a blended basis, was approximately 34%. For the recognition of new interest expense under the new agreements described in item (a) and (b), the expense was taxed at a rate of approximately 29%, corresponding to the statutory tax rate of the Grand Duchy of Luxembourg, the jurisdiction in which the corporate entity obtaining financing is domiciled.

(e)                       Represents the settlement of $607 million of receivables under existing ArcelorMittal facilities with amounts receivable under the cash pooling arrangements of $362 million and income tax indemnification receivables from ArcelorMittal France of $245 million, both of which have been included in other current assets in the historical statement of financial position as of June 30, 2010.

(f)                         Represents the contribution of $210 million related to the remaining amount of borrowings under the existing arrangements with ArcelorMittal ($172 million) and other amounts due to ArcelorMittal ($57 million, less related deferred tax of $19 million) which will be settled through an equity contribution. The other amounts consist of corporate cost allocations payable to ArcelorMittal.

Export Sales

Because the Company has no significant operations in its home country of Luxembourg, all of its sales are considered to be export sales. Annual sales to a single customer did not exceed 10% of sales in any of the periods presented.

Legal Proceedings

The Company is involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note 2 to the Combined Financial Statements.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for certain of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty, or the amount of provision accrued, which is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but management believes that publication of this information on a case-by-case basis would seriously prejudice its position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management. Management believes that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period.

In addition, in the normal course of business, the Company and its operating subsidiaries may be subject to audits by the tax authorities in the countries in which they operate. Those audits could result in additional tax liabilities and payments, including penalties for late payment and interest.

As at the date of this prospectus, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which, in the 12 months prior to the date of this prospectus may have, or have in the recent past had a significant effect of the Company’s financial position or profitability.

Environmental Liabilities

The Company is subject to a broad range of environmental laws and regulations. As of December 31, 2009, the Company had established reserves of $43 million for environmental and remedial activities and liabilities.

Belgium

In Belgium, there is an environmental provision of $9 million, of which the most significant elements are legal obligations linked to soil treatment and the removal of slag and fines.

France

In France, there is an environmental provision of $34 million, which relates to (i) the demolition and clean-up of the Company’s Ardoise facility after operations ceased at the site, (ii) PCB and asbestos removal at, and the subsequent demolition and clean-up of, the Company’s Isbergues facility, and (iii) soil remediation and PCB and asbestos removal at the Company’s Gueugnon facility.

Tax Claims

The Company is party to various tax claims, the most significant of which are set out below. As of December 31, 2009, the Company has established reserves in the aggregate of approximately $15 million for the tax related claims disclosed below.

•                               On December 22, 2009, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service in relation to its use of PIS social contributions credits against other federal taxes. The case is currently awaiting decision in the first administrative instance. The total amount in dispute under these tax proceedings is approximately $44 million.

•                               On December 21, 2005, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service in relation to its calculation of PIS and COFINS due to (i) unconditional discounts given to clients, (ii) the value of tax incentives granted by federal legislation (specifically, credits to be offset with IPI) and (iii) revenues derived from exchange rate variations. The amount in dispute is approximately $29 million, and the Company is currently awaiting a second instance administrative decision.

•                               On March 15 and March 18, 2005, ArcelorMittal Inox Brasil was assessed by the INSS (the Brazilian Social Securities Institute) for the non-collection of certain payroll taxes between 1999 and 2004 related to the special retirement of employees exposed to unhealthy working conditions. The amount in dispute is $24 million, and the matter is on appeal before the Federal Administrative Council of Tax Appeals.

•                               On June 26, 2007, after a final unfavorable decision at the administrative level, ArcelorMittal Inox Brasil brought an annulment action to void a tax assessment issued by the Brazilian Federal Revenue Service due to alleged underpayment of payroll taxes between 1998 and 2002 related to certain payments made to its employees under collective agreements. The Company is awaiting a decision in the first judicial instance. The amount currently under dispute is approximately $8 million.

•                               In January 2007, ArcelorMittal Inox Brasil was assessed by the State of Minas Gerais with regard to unjustified VAT credits deducted on the acquisition of materials. The total amount in dispute under this tax proceeding is approximately $4 million.

•                               On December 5, 2007, the Brazilian Federal Revenue Service challenged IPI (Tax on Industrialized Products (similar to Federal VAT)) tax credits registered by ArcelorMittal Inox Brasil from January 2003 to December 2006 related to the acquisition of certain materials. The claim alleges that the products acquired are either not related to the final product produced or not integrally consumed during operations. The amount in dispute is approximately $8 million, and the Company is currently awaiting judgment in the first administrative instance.

•                               On October 13, 1998, the Federal Revenue Service filed a tax foreclosure action against the Company in relation to the alleged underpayment of payroll taxes in the period of January 1987 to July 1997.

After the Company initially prevailed in the Federal Court, the Brazilian Federal Revenue Service filed an appeal with the Federal Court of Appeals. The amount in dispute is approximately $6 million.

•                               On December 21, 2005, the Brazilian Federal Revenue Service assessed ArcelorMittal Inox Brasil for taxes related to intra-group credit transactions. The amount in dispute of $5 million is currently on appeal before the Federal Administrative Council of Appeals.

•                               On February 3, 1993, the Brazilian Federal Union filed a collection action against ArcelorMittal Inox Brasil, alleging that it did not pay “compensation” required by law to offset the use of water resources in the construction of a hydroelectric plant. The Company recognized the collection and paid the principal amount, but is currently disputing the additional compensation and interests related to this amount. After an unfavorable decision in the first judicial instance, the Company appealed to the second judicial instance and is awaiting judgment. The amount in dispute is approximately $4 million.

•                               On March 31, 2000, the Brazilian Federal Revenue Service filed a tax foreclosure action against ArcelorMittal Inox Brasil in relation to the non-payment of Federal Union legal fees. The decisions in the first and second instances were not favorable, and the case is currently on appeal and awaiting trial in the Superior Court of Justice. The remaining amount in dispute is approximately $3 million.

•                               On September 30, 2002, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service for recovery of taxes allegedly owed in relation to a “drawback” (a special tax benefit which allows the suspension of taxes due on the importation of inputs, such as raw materials, equipment parts, packing material, etc.). The amount in dispute is approximately $3 million, and the case is still in the first administrative instance.

Labor Disputes

The Company is presently involved in a number of labor disputes, the most significant of which are set out below.

Brazil

The Company is party to a number of labor claims in relation to, among other things, overtime and severance payments. The total amount in dispute under these claims is approximately $63 million, the most significant of which are described below:

•                               On January 1, 2006, the trade union of ArcelorMittal Inox Brasil filed a claim against the Company in relation to the back-payment of wages The decisions of both the First Labor Court in the city of Coronel Fabriciano/MG and the Labor Court of Appeals of the State of Minas Gerais were not favorable, and the Company has since appealed the decision to the Superior Labor Court. The trade union has already initiated enforcement proceedings based on the Labor Court of Appeals’ decision. The amount in dispute is approximately $41 million.

•                               On March 3, 2007, a claim was filed by a trade union against the Company demanding payment of mandatory amounts in respect of unhealthy working conditions. The Second Labor Court in the city of Coronel Fabriciano/MG rejected the trade union’s claim, and the Labor Court of Appeals of the State of Bahia upheld the decision. The trade union has since appealed to the Superior Labor Court, and the claim is awaiting a decision. The amount in dispute is approximately $10 million.

France

•                               On October 20, 2005, a class action lawsuit was filed by 315 employees against ArcelorMittal Stainless France contesting the calculation of their annual paid vacation leave and seniority bonuses. The Court of Appeals in Lyon found in favor of the employees in the amount of approximately $3 million, and the Company appealed to the highest court of appeal in France (the Cour de Cassation) and is awaiting a decision. The amount in dispute is approximately $5 million.

Other Fines and Penalties

The Company is party to an administrative proceeding with the Brazilian Central Bank regarding a fine related to an allegation of irregular exchange operations on foreign exchange transactions. A ruling against the Company in the amount of $18 million is currently under appeal before the Council of Appeals of the Brazilian Financial System.

Dividend Policy

Legal Requirements

Pursuant to Luxembourg law and the Articles of Association, the Company allocates at least 5% of its net profits to the creation of a reserve. This reserve may not be distributed to the Company’s shareholders and is deemed to constitute a general lien for the Company’s creditors. Allocation to the reserve, however, ceases to be compulsory when the reserve reaches 10% of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed by law or by virtue of the Articles of Association. The Articles of Association provide that the portion of annual net profit that remains unreserved is allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

•                               a global amount is allocated to the Board of Directors by way of directors’ fees (tantièmes). The distribution of this amount among the members of the Board of Directors shall be effected in accordance with the Board of Directors’ rules of procedure; and

•                               the balance is distributed as dividends to the shareholders or placed in the reserves or carried forward.

Interim dividends may be distributed under the conditions set forth in Luxembourg law by decision of the Board of Directors.

No interest is paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

Dividend Distributions

The Board of Directors intends to propose an annual gross dividend of $0.75 per share, which would be proposed to the shareholders at the 2012 annual general meeting. Payment of this dividend is expected to be on a quarterly basis.

Significant Change

There has been no significant change in the financial or trading position of the Company since June 30, 2010.

THE SPIN-OFF AND LISTING

Spin-off and Listing Details

Background to the Spin-off

On July 28, 2010, ArcelorMittal announced that it was assessing the spin-off of its stainless and specialty steels businesses to its shareholders. ArcelorMittal’s management stated that the reason for the proposed spin-off was that the creation of a company focused on stainless and specialty steels had the potential to create additional value for shareholders. Further, ArcelorMittal’s management believed that a spin-off would enable its stainless and specialty steels businesses to benefit from better visibility in the markets, and to pursue its growth strategy as an independent company in the emerging markets and in specialty products, including electrical steel.

Spin-off Proposal

The decision to spin-off ArcelorMittal’s stainless steel and specialty steels business into the Company must be approved by the shareholders of ArcelorMittal and the Company. You are therefore encouraged to carefully read the spin-off proposal and the Directors’ Report in their entirety.

A copy of the spin-off proposal (projet de scission partielle) may be obtained at the Luxembourg Register of Commerce and Companies, Centre Administratif Pierre Werner, 13, rue Erasme, L-2961 Luxembourg, Grand Duchy of Luxembourg (http://www.rcsl.lu).

In addition, a copy of the spin-off proposal (projet de scission partielle), including its exhibits, may be obtained:

•                               at the offices of ArcelorMittal and the Company; and

•                               online at http://investors.arcelormittal.com.

The spin-off proposal will be filed with the Luxembourg Register of Commerce and Companies and will be published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) on or around December 17, 2010.

Applicable Legal Framework

The Luxembourg law of 10 June 2009 amending the law of 10 August 1915 on commercial companies expressly authorizes a partial spin-off (scission partielle) of a Luxembourg company without the dissolution of such company.

Specifically, article 287, paragraph 1, of the law of 10 August 1915 on commercial companies, as amended, provides that:

“The demerger by absorption is the operation according to which a company either transfers, following its dissolution without liquidation, to one or several companies all its assets and liabilities, or transfers, without dissolution, to one or several companies, a portion or all of its assets and liabilities, by allocation of shares of the beneficiary company to the shareholders of the demerged company further to the transfers resulting from the demerger and, possibly, of a cash payment which may not exceed 10% of the nominal value of the allocated shares or in the absence of a nominal value of their par value” (free English translation of binding French version).

Timetable for approval of the Spin-off

On December 7, 2010, the boards of directors of ArcelorMittal and the Company jointly prepared and approved for filing with the Luxembourg Register of Commerce and Companies, with a view of publication in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) on or around December 17, 2010, a spin-off proposal (projet de scission partielle) describing the proposed spin-off. In addition, the boards of directors of ArcelorMittal and of the Company prepared and adopted, and made available at the offices of both companies, a report (rapport écrit détaillé) on the spin-off proposal (the “Directors’ Report”), together with the appropriate documents, as required by Luxembourg law.

On December 7, 2010, the board of directors of ArcelorMittal and the Company approved the spin-off proposal (projet de scission partielle). On the same date, they each approved the Directors’ Report and decided to convene an extraordinary general meeting of their respective shareholders to vote on the spin-off proposal.

In order to implement the spin-off, the shareholders of ArcelorMittal and the Company must separately adopt the decision to spin-off as contemplated by the spin-off proposal and the Directors’ Report.

On January 25, 2011, the extraordinary general meeting of the shareholders of the Company is expected to be held, and ArcelorMittal, as the sole shareholder of the Company as of that date, will be asked to vote to approve the spin-off proposal (projet de scission partielle) and the report (rapport écrit détaillé) on the spin-off proposal prepared by the boards of directors.

On January 25, 2011, the extraordinary general meeting of the shareholders of ArcelorMittal is expected to be held, and its shareholders will be asked to vote to approve, by a majority of at least two-thirds of the votes cast, the spin-off proposal (projet de scission partielle) and the report (rapport écrit détaillé) on the spin-off proposal prepared by the board of directors of ArcelorMittal. Should a quorum of 50% of shareholders present or represented upon the first call not be met, a second general meeting of shareholders, which could validly vote on the spin-off proposal without any quorum requirements, will be convened for on or around February 25, 2011.

The fairness of the spin-off proposal (projet de scission partielle) and the fairness of the exchange ratio will be determined by reference to the audited statutory and consolidated financial statements of ArcelorMittal for the three years ended December 31, 2009 and the unaudited consolidated financial statements for the six months ended June 30, 2010.

In connection with the approval of the spin-off and in accordance with Luxembourg law, PricewaterhouseCoopers Sàrl, réviseur d’entreprises agréé, as an expert appointed by the Board of Directors of each of ArcelorMittal and the Company, issued a report (rapport écrit destiné aux actionnaires) to the shareholders of ArcelorMittal and the Company in which it examined the spin-off proposal (projet de scission partielle) and set forth its conclusion as to whether the exchange ratio was reasonable.

The spin-off will become effective as between ArcelorMittal and the Company and their respective shareholders following an affirmative vote at the extraordinary general meeting of shareholders of ArcelorMittal and the Company. The spin-off will become effective towards third parties on the date of publication in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) of the notarial deeds recording affirmative resolutions of the extraordinary general meetings of shareholders of ArcelorMittal and the Company, which is expected to be on February 8, 2011 should the spin-off be approved on January 25, 2011.

Conditions to the Effectiveness of the Spin-off

The obligations of ArcelorMittal and the Company to complete the spin-off are subject to the satisfaction, or to the extent possible, waiver, of the following conditions:

•                               the spin-off, as contemplated by the spin-off proposal, and the Directors’ Report have been adopted by the requisite affirmative vote of the extraordinary general meeting of shareholders of ArcelorMittal, expected to be held on January 25, 2011, or as soon as practicable at a second meeting thereafter;

•                               the sole shareholder of the Company has:

•           accepted the transfer of ArcelorMittal’s stainless steel business as contemplated by the spin-off proposal; and

•           issued newly created Company shares to the shareholders of ArcelorMittal as consideration for the spin-off;

•                               confirmation has been received by the Company that all shares in the Company have been admitted to listing and trading on the regulated market of the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris (subject to official notice of issuance); and

•                               there is no action, litigation or proceeding by any court or person, instituted or pending, or statute, rule, regulation, injunction, order or decree by any court or person issued or deemed to be applicable to the spin-off, that seeks to prohibit or restrain the spin-off or limitation on the ownership rights of the Company over the assets and liabilities transferred to the Company by ArcelorMittal upon effectiveness of the spin-off that would reasonably be expected to have a material adverse effect.

Mechanics of the Spin-off

Under Luxembourg law, a spin-off is the act by which one company transfers without liquidation a portion of its assets and liabilities to another company, in consideration of which the latter company issues and allocates shares to the shareholders of the former company. On the date on which the spin-off becomes effective, ArcelorMittal will transfer without liquidation the entirety of its stainless and specialty steels businesses to the Company. By voting to approve the spin-off proposal (projet de scission partielle), ArcelorMittal’s shareholders will approve this transfer.

Accordingly, if the shareholders meetings of ArcelorMittal and the Company vote in favor of the spin-off on January 25, 2010, the spin-off will become effective between ArcelorMittal, the Company and its respective shareholders on the same date and result in the pro rata allocation to the ArcelorMittal shareholders of 78,045,730 shares of the Company.

By voting to approve the spin-off proposal (projet de scission partielle) at the extraordinary general meeting of the shareholders of the Company, ArcelorMittal will approve the issuance of ordinary shares and the pro rata allocation to its shareholders.

The technical issuance of the Company’s newly issued ordinary shares and the allocation of such shares on a pro rata basis to the shareholders of ArcelorMittal will apply following a specific timetable which will be detailed in a technical information memorandum (the “Technical Information Memorandum”). The Technical Information Memorandum will be disclosed to the Euroclear Nederland admitted institutions following the publication of the spin-off proposal in the Luxembourg official gazette, which is expected to be on or around December 17, 2010. A confirmation of the Technical Information Memorandum will be disclosed following the affirmative vote at the extraordinary general meeting of shareholders of ArcelorMittal and the Company.

The ordinary shares of the Company will be allocated on a pro rata basis to the shareholders of ArcelorMittal on the basis of an exchange ratio. Holders of 20 (twenty) ordinary shares of ArcelorMittal will receive 1 (one) ordinary share of the Company. The exchange ratio is expected to be deemed suitable (adéquat) since the Company is a wholly owned subsidiary of ArcelorMittal, the parent company of the ArcelorMittal group, which has no activities or assets other than funds corresponding to its initial share capital (reduced by expenses incurred since its incorporation).

No ArcelorMittal shareholder will be diluted by becoming a shareholder of the Company upon the effectiveness of the spin-off.

Fractional shares will not be allocated or delivered to holders of ArcelorMittal’s shares. Instead, ArcelorMittal or its mandated agents will aggregate into whole shares all the fractional shares at the Euroclear Nederland admitted institutions level and sell them in the open market at the price of the Company’s shares at opening on the first settlement date.

ArcelorMittal or its mandated agents will then distribute the aggregate sale proceeds corresponding to the positions entitled to fractional shares to the Euroclear Nederland admitted institutions. Each Euroclear Nederland admitted institution, and their respective custodians and sub-custodians, will also aggregate into whole shares their fractional shares, sell them and then distribute the sales proceeds to their clients.

The Company expects that AcelorMittal or its mandated agent will aggregate into whole shares the fractional entitlements to New York Registry Shares and will, on behalf of the holders of New York Registry Shares entitled to such fractions, arrange for the sale through a broker of the aggregated whole shares in the open market promptly after the settlement date for the distribution of the New York Registry Shares in the spin-off.  The net cash proceeds from such sale (after conversion into U.S. dollars (if necessary) and deduction of applicable fees, taxes and expenses) will be distributed in U.S. dollars to registered holders of New York Registry Shares.

The Company’s shares will not be admitted to trading on any Spanish stock exchange. However, ArcelorMittal shareholders appearing as holders of ArcelorMittal shares on a given date on the accounting records of the Spanish settlement and clearing service, Iberclear, will receive the number of shares of the Company to which they are entitled through their custodian participants of Iberclear and the arrangements that such participants may have for the custody of their shares in Euroclear Nederland. Fractional shares of the Company will not be delivered, however, the proceeds obtained from their sale in the market will be delivered to the holders of such shares.

Once the Company’s shares have been delivered to the ArcelorMittal shareholders as described above, the shareholders will have the opportunity to sell all of their Company shares on the market through a share dealing facility. This share dealing facility will not, however, be made available to holders of New York Registry Shares. Fees and expenses arising from the share dealing facility will be borne by shareholders. Shareholders whose custodian participants of Iberclear do not have an account in Euroclear Nederland or arrangements with third party institutions to hold the Company’s shares in that system will need to arrange for such account to be opened or else their shares of the Company will be sold as part of the share dealing facility previously described.

The process and specific timeline for the delivery of the shares of the Company, and other alternatives available upon completion of such process, will be disclosed through an Information Letter addressed to ArcelorMittal shareholders holding their shares through Iberclear. This Information Letter will be posted on the websites of the Comisión Nacional del Mercado de Valores (CNMV), the Spanish securities market regulator, and of ArcelorMittal. Additionally, BNP Paribas Securities Services sucursal en España, as agent, will inform all participants of Iberclear through a notice (instrucción operativa) of the relevant procedures to be followed and mechanism of the share dealing facility.

Impact of the Spin-off on the Participants of the 2008, 2009 and 2010 ArcelorMittal Employee Share Purchase Programs (“ESPP”) and on the ArcelorMittal Stock Option Plan (the “Stock Option Plan”)

Treatment of participants in the ESPP

For ESPP participants who are or will become employees of the Company, or one of its group companies, the spin-off constitutes an “early exit” event, unless otherwise specified by local rules. ESPP participants will, on completion of the spin-off, have the option to leave the ESPP upon termination of their employment with ArcelorMittal or with an ArcelorMittal group company.

ESPP participants that are and remain ArcelorMittal or ArcelorMittal group company employees on completion of the spin-off will receive, pro rata, shares of the Company in accordance with the terms of the spin-off. The Company shares allocated to ESPP participants will be blocked in line with the blocking period applicable to ArcelorMittal shares allocated under the ESPP.

Treatment of Stock Option Plan participants

Stock Option Plan participants who are or will become employees of the Company or one of its group companies as a result of the spin-off will be permitted to continue participating in the Stock Option Plan until their options expire or are fully exercised, or until such holder is no longer employed by the Company or the relevant group company. In this instance, Stock Option Plan participants will be treated in the same manner as if they had ceased being employed by ArcelorMittal.

The ArcelorMittal stock options’ strike price will be adjusted in accordance with the spin-off exchange ratio, whereby holders of 20 (twenty) ordinary shares of ArcelorMittal will receive 1 (one) ordinary share of the Company.

Date, Time, Place, Purpose and Agenda of ArcelorMittal Extraordinary General Meeting

The extraordinary general meeting of shareholders of ArcelorMittal is expected to be held on January 25, 2011, at 2:00 p.m. Central European Time (“CET”) at the registered office of ArcelorMittal located at 19, Avenue de la Liberté, L- 2930 Luxembourg, Grand Duchy of Luxembourg (the “General Meeting”).

In the event the 50% participation quorum is not met on this date, the General Meeting will be reconvened approximately one month later (i.e. on or around February 25, 2010). A press release should be disclosed to inform the market of any such delay to avoid any impact on ArcelorMittal trading.

The purpose of the General Meeting is to consider and to vote on the proposal to spin-off the stainless and specialty steels business of ArcelorMittal into the Company as contemplated by the spin-off proposal (projet de scission partielle) and described in the Directors’ Report dated December 14, 2010.

To implement the spin-off, at least two-thirds of the votes cast at the General Meeting, where at least 50% of the issued share capital of the Company is present or represented at the meeting, must approve the spin-off.

The agenda for the General Meeting will include, among others, the following items:

Approval of the spin-off of stainless and specialty steels business of ArcelorMittal whereby ArcelorMittal will transfer, without liquidation of ArcelorMittal, its stainless and specialty steels business to the Company as contemplated by (i) the spin-off proposal filed, together with the applicable documents, with the Luxembourg Register of Commerce and Companies and as published in the Luxembourg Official Gazette (Mémorial C, Recueil des Sociétés et Associations) and (ii) the Directors’ Report to the aforementioned spin-off proposal, which approval expressly includes an approval to transfer all assets and liabilities of ArcelorMittal to the Company and which designates the date of effectiveness of the spin-off.

The board of directors of ArcelorMittal unanimously recommends that you vote “FOR” the decision to spin-off the stainless and specialty steels business of ArcelorMittal into the Company as contemplated by the spin-off proposal and the Directors’ Report. For the reasons for this recommendation, see the Directors’ Report, which can be consulted at the registered offices of ArcelorMittal and the Company, and is available online at http://investors.arcelormittal.com.

The proposal on the agenda for the General Meeting is the approval of the spin-off of the stainless and specialty steels business as contemplated by the spin-off proposal and the Directors’ Report. The spin-off will result in the transfer by ArcelorMittal without liquidation of ArcelorMittal of the entirety of its stainless and specialty steels business to the Company. The spin-off will become effective between ArcelorMittal and the Company on the date of approval by the shareholders of both companies and towards third parties on the date of the publication of the Luxembourg law governed notarial deeds containing the minutes of the extraordinary meetings of shareholders of ArcelorMittal and the Company. Under Luxembourg law, a partial spin-off is the act by which one company transfers without dissolution a portion of its assets and liabilities to another company, in consideration of which the latter company issues and allocates shares to the shareholders of the first company. As a result of voting in favor of the proposal on the agenda, ArcelorMittal’s shareholders will approve the transfer of all assets and liabilities pertaining to ArcelorMittal’s stainless and specialty steels business to the Company without liquidation of ArcelorMittal upon effectiveness of the spin-off. The spin-off proposal requires the approval of at least two-thirds of the votes cast at the ArcelorMittal General Meeting of shareholders where at least 50% of the issued share capital of ArcelorMittal must be present or represented upon the first call. Should this quorum not be reached, a second general meeting with the same agenda will be convened.

Who Can Vote at the ArcelorMittal General Meeting?

Holders of European Shares.

In order to exercise their voting rights at the General Meeting in person or by proxy, holders of ArcelorMittal shares whose ownership is directly or indirectly recorded in ArcelorMittal’s local shareholder register or directly on the Luxembourg shareholder register without being held on either local shareholder register must follow the instructions described below.

Holders of New York Registry Shares.

In order to exercise their voting rights at the General Meeting in person or by proxy, holders of ArcelorMittal shares whose ownership is directly or indirectly recorded in ArcelorMittal’s New York shareholder register must follow the instructions described below.

Conditions for Personal Attendance

Holders Whose Ownership is Indirectly Recorded (Shares Held in Clearing)

Holders of European Shares whose ownership is indirectly recorded, through a clearing system, in the Company’s local Dutch shareholders’ register or in the local Luxembourg shareholders’ register and who elect to attend the General Meeting in person must ask their financial intermediary (bank or other financial institution or intermediary) with whom the shares are on deposit to send a blocking certificate (the “blocking certificate”) for their shares to the relevant Centralization Agent who must receive it prior to the General Meeting and in any case no later than 5.00 p.m. (CET) on January 19, 2011.

The blocking certificate must indicate clearly the identity of the owner of the ArcelorMittal shares, the number of shares blocked, the date from which such shares are blocked, which must be prior to the General Meeting, and a statement that the relevant shares are registered in the local bank or broker’s records in the holder’s name and will remain blocked until the close of the General Meeting.

As soon as the Centralization Agent has received the blocking certificate, an attendance card will be sent to the relevant shareholder.

Holders of New York Registry Shares whose ownership is indirectly recorded, through a clearing system, in the Company’s New York shareholders’ register and who elect to attend the General Meeting in person must have their financial intermediary (bank or other financial institution or intermediary) or its agent with whom their shares are on deposit issue a proxy to them which confirms that they are authorized to attend and vote at the General Meeting.

In addition to issuing a proxy, the financial intermediary must complete and return a New York Registry Share blocking request to The Bank of New York Mellon. This blocking request must be received by The Bank of New York Mellon no later than 5:00 p.m. Eastern Standard Time (“EST”) on January 19, 2011. The holders of New York Registry Shares must bring the proxy received from their financial intermediary to the General Meeting, which will serve as an attendance card for the General Meeting. The New York Registry Shares blocking request will result in the relevant shares being placed into a designated blocked account at The Depository Trust Company (“DTC”) for a period to commence prior to the General Meeting and to last until the completion of the General Meeting.

Holders of European Shares and New York Registry Shares who wish to attend the General Meeting in person must bring their attendance card and a proof of their identity (in the form of either a non-expired identity card or a passport) to the General Meeting. In order for the General Meeting to proceed in a timely and orderly manner, shareholders are requested to arrive on time.

Holders Whose Ownership is Directly Recorded

Holders of European Shares and New York Registry Shares whose ownership is directly recorded in one of the Company’s shareholders’ registers are invited to announce their intention to participate at the General Meeting by completing, signing, dating and returning the proxy form, which is available in English, French or Spanish from the Centralization Agent and at http://investors.arcelormittal.com under the heading “Extraordinary General Meeting 25 January 2011”, to:

Holders of European Shares

BNP Paribas Securities Services — Corporate Trust Services

CTS — Assemblée Centralisée

Grands Moulins de Pantin

9, rue du Débarcadère

93761 Pantin Cedex, France

Tel.: + 33 1 55 77 95 60; Fax: + 33 1 55 77 95 01

Holders of New York Registry Shares

The Bank of New York Mellon

Proxy Processing

101 Barclay Street — 22 West

New York, NY 10286

United States of America

Tel.: 866-258-4686 (U.S. only): Tel.: + 1 -201-680-6825 (International)

The proxy form must be received by BNP Paribas Securities Services (for European Shares) or The Bank of New York Mellon (for New York Registry Shares) prior to the General Meeting and in any case no later than 5.00 p.m. (CET) on January 19, 2011 for European Shares and 5.00 p.m. (EST) for New York Registry Shares.

Conditions for Proxy Voting or Appointing a Proxy

Holders Whose Ownership is Indirectly Recorded

Holders of European Shares

Holders of European Shares whose ownership is indirectly recorded in the Company’s local Dutch shareholders’ register or in the local Luxembourg shareholders’ register and who are unable to attend the General Meeting in person may give voting instructions to the Company’s Secretary or to any other person designated by them.

Prior to giving voting instructions to Company’s Secretary, holders of European Shares must have obtained and delivered to the Centralization Agent the completed, dated and signed proxy form and the blocking certificate described above (see “— Conditions for Personal Attendance”). The proxy form may be obtained from the relevant Centralization Agent or downloaded from http://investors.arcelormittal.com.

The completed, signed and dated proxy form must be received together with the blocking certificate by the relevant Centralization Agent prior to the General Meeting and in any case no later than 5.00 p.m. (CET) on January 19, 2011.

A holder of European Shares who wishes to be represented by a proxy other than the Company’s Secretary must have obtained and delivered to the relevant Centralization Agent the blocking certificate described above (see “— Conditions for Personal Attendance”). In addition, the person appointed as proxy must bring to the General Meeting the completed, dated and signed proxy form obtained from the relevant Centralization Agent or downloaded from the Company’s website.

Holders of European Shares who have obtained the blocking certificate and have executed a proxy but who wish to revoke such proxy may do so by timely delivering a properly executed later-dated proxy to the relevant Centralization Agent prior to the General Meeting or by attending and voting in person at the General Meeting.

Holders of New York Registry Shares

The holders of New York Registry Shares whose ownership is indirectly recorded in the Company’s New York shareholders’ register and who are unable to attend the General Meeting in person must follow the voting procedures and instructions received from their financial intermediary or its agents. In addition, they must instruct their financial intermediary to complete and return a New York Registry Share blocking request to The Bank of New York Mellon. This blocking request must be received by The Bank of New York Mellon prior to the General Meeting. The share blocking request will result in the shares being placed into a designated blocked account at DTC for a period to commence no later than on January 20, 2011 and to last until the completion of the General Meeting.

The holders of New York Registry Shares must contact their financial intermediary regarding the procedures to change or revoke their voting instructions.

In either case, simply attending the General Meeting without voting will not revoke the proxy.

Persons designated as a proxy by holders of European Shares or New York Registry Shares and who wish to attend the General Meeting in person must bring their proxy card and a proof of their identity (in the form of either a non-expired identity card or a passport) to the General Meeting. In order for the General Meeting to proceed in a timely and orderly manner, proxy holders are requested to arrive on time.

Holders Whose Ownership is Directly Recorded (including Participants in the ESPP)

The holders of European Shares received through the ESPP must complete, sign and date the proxy form (available in English, French or Spanish) which can be obtained by contacting:

BNP Paribas Securities Services — Corporate Trust Services

CTS — Assemblée Centralisée

Grands Moulins de Pantin

9, rue du Débarcadère

93761 Pantin Cedex, France

Tel.: + 33 1 55 77 95 60; Fax: + 33 1 55 77 95 01

The holders of New York Registry Shares received through the ESPP whose ownership is directly recorded in the Company’s New York shareholders’ register must complete, sign and date the U.S. proxy card (available in English only). The ESPP participants residing in the United States of America and in Canada hold New York Registry Shares. The completed, signed and dated U.S. proxy card must be received by The Bank of New York Mellon (contact details are provided below) prior to the General Meeting.

E-voting

The holders of European Shares can also exercise their vote electronically on the internet by accessing the following website and registering: http://www.rbs.com/evoting. For further information, please contact:

The Royal Bank of Scotland N.V.

Equity Capital Markets / Corporate Actions HQ 3130

Gustav Mahlerlaan 10

1082 PP Amsterdam

The Netherlands

Tel. +31 20 464 3707 or 00-800 3882 4743 (Toll free inside the European Union); Fax. +31 20 464 1707

Request for Information and Contact Details of Centralization Agents

Shareholders requiring more information may do so by:

Contacting the Centralizing Agents:

•                      For European Shares included in the Euroclear Nederland system and admitted to trading on NYSE Euronext (Amsterdam, Paris, Brussels), the Centralization Agent is:

BNP Paribas Securities Services — Corporate Trust Services

CTS — Assemblée Centralisée

Grands Moulins de Pantin

9, rue du Débarcadère

93761 Pantin Cedex, France

Tel.: + 33 1 55 77 95 60; Fax: + 33 1 55 77 95 01

•                     For European Shares included in the Clearstream Banking or Euroclear Bank system and admitted to trading on the Luxembourg Stock Exchange’s regulated market, the Centralization Agent is:

BNP Paribas Securities Services

CTS — Corporate Action

33, rue de Gasperich

L — 2085 Luxembourg, Grand Duchy of Luxembourg

Tel.: +352 2696 2389 / 2696 2455 / 2696 2407; Fax: + 352 26 96 97 57

•                     For European Shares included in the Iberclear system and admitted to trading on the Spanish exchanges, the Centralization Agent is:

BNP Paribas Securities Services

CTS — Banking Operations

Calle Ribera de Loira 28

28042 Madrid, Spain

Tel.: +34 91 388 8807; Fax: +34 91 388 8617

Contacting the Company’s Investor Relations Department:

Tel.: +352 4792 2652 or +00 800 4792 4792; Fax: +352 4792 2833
Email: privateinvestors@arcelormittal.com

Extraordinary General Meeting of the Company

ArcelorMittal, as sole shareholder of the Company as at the date of this prospectus, will approve the spin-off at the extraordinary general meeting of the Company, expected to be held on January 25, 2011 at 3:00 p.m. (CET) at the registered office of ArcelorMittal located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg if no second extraordinary general meeting is required to be convened. Should the ArcelorMittal General Meeting, expected to be convened on January 25, 2011, be reconvened to a later date, the extraordinary general meeting of the Company will also be held on the said later date. To implement the spin-off, at least two-thirds of the votes cast at an extraordinary general meeting, where at least 50% of the issued share capital of the Company is present or represented at the meeting, must approve the spin-off.

Opinion of Independent Luxembourg Auditor

On December 14, 2010 PricewaterhouseCoopers Sàrl, Luxembourg, issued a report (rapport écrit destiné aux actionnaires) to the shareholders of ArcelorMittal in which PricewaterhouseCoopers Sàrl, the expert appointed by the board of directors of ArcelorMittal as required by Luxembourg law, examined the spin-off proposal and which contains its conclusion as to whether the exchange ratio which forms the basis on which the newly created shares in the Company will be allocated to each ArcelorMittal shareholder on record (at the record date) is pertinent and reasonable. A copy of the report is available at the offices of ArcelorMittal and can be downloaded at http://www.arcelormittal.com, in the section “Investors and Shareholders” — “Extraordinary General Meeting 25 January 2010”.

On December 14, 2010, PricewaterhouseCoopers Sàrl, Luxembourg, issued a report (rapport écrit destiné aux actionnaires) to the shareholders of the Company in which PricewaterhouseCoopers Sàrl, the expert appointed by the Board of Directors as required by Luxembourg law, examined the spin-off proposal and which contains its conclusion as to whether the exchange ratio which forms the basis on which the newly created shares in the Company will be allocated to each ArcelorMittal shareholder on record (at the record date) is pertinent and reasonable. A copy of the report is available at the offices of the Company and can be downloaded at http://investors.arcelormittal.com

PricewaterhouseCoopers Sàrl is a Luxembourg regulated independent auditor (réviseur d’entreprises agréé) according to the Luxembourg law dated December 18, 2009 which regulates the audit profession. PricewaterhouseCoopers Sàrl was selected among a number of auditor firms considered by the respective boards of directors of ArcelorMittal and of the Company, taking into account the auditor firms’ reputation, expertise and independence from both ArcelorMittal and the Company. Neither PricewaterhouseCoopers Sàrl nor any of its affiliates has had any material relationship with ArcelorMittal and the Company and their respective affiliates during the past two years, except that PricewaterhouseCoopers Sàrl expects to receive an estimated aggregate compensation of €200,000 for its services in connection with the spin-off, none of which is contingent upon the completion of the spin-off.

For purposes of its report, PricewaterhouseCoopers Sàrl reviewed, at the request of the respective boards of directors of ArcelorMittal and the Company, among other things, the spin-off proposal, the Directors’ Report and the financial statements of ArcelorMittal for the financial years 2007, 2008 and 2009, the half-year results 2010 of ArcelorMittal, the historical stand-alone financial statements of the Company for the accounting years

2007, 2008 and 2009 (on a pro forma basis) and the half-year results 2010 of the Company (on a pro forma basis). In its review, PricewaterhouseCoopers Sàrl followed the procedures set out by the Luxembourg Institut des Réviseurs d’Entreprises, which requires, among other things, to propose and perform the review with a view to obtaining moderate assurance (assurance modérée) as to whether the share exchange ratio is reasonable. No limitation was imposed by ArcelorMittal or the Company on the scope of PricewaterhouseCoopers Sàrl’s investigation. Based on the reviewed documents, the applicable procedures, the share exchange ratio, PricewaterhouseCoopers Sàrl, in its report, reached the conclusion that no fact has come to its attention that causes it to believe that the share exchange ratio as proposed by ArcelorMittal and the Company to their respective shareholders is not pertinent and reasonable (pertinent et raisonnable).

Tax Treatment of the Spin-off

The spin-off will not result in any Luxembourg income tax consequences at the level of either ArcelorMittal or the Company, on the basis that the stainless and specialty steels businesses of ArcelorMittal transferred without liquidation to the Company will be considered to be a “branch of activities” (branche d’activités) for Luxembourg income tax purposes. Confirmation to this effect is expected to be received from the Luxembourg income tax authorities prior to the effective date of the spin-off. The assets and liabilities comprising ArcelorMittal’s stainless and specialty steels businesses will be transferred to the Company at the same tax value as they had when they were part of ArcelorMittal.

The transfer without liquidation of the stainless and specialty steels businesses of ArcelorMittal to the Company will also not result in any indirect taxes (such as capital duties, transfer duties, VAT or stamp duties), with the exception of the Luxembourg fixed duty of €75 due upon incorporation of, and/or modification to, the articles of association of a Luxembourg company.

In addition, the spin-off will not result in Luxembourg withholding tax being chargeable upon the pro rata allocation of the Company’s ordinary shares to ArcelorMittal’s shareholders.

The Company’s Relationship with ArcelorMittal after the Spin-off

Prior to the completion of the spin-off, the Company and ArcelorMittal will enter into the Transitional Services Agreement, the Purchasing Services Agreement, the Sourcing Services Agreement, certain commitments regarding the Brazilian Cost Sharing Agreement and certain ancillary arrangements governing the relationship between the Company and ArcelorMittal following the spin-off. The Transitional Services Agreement will become effective upon the admission to trading and listing of the Company’s ordinary shares on the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris. Services provided under the Transitional Services Agreement will cease to be provided on 31 December 2011, with the possibility for the Company to extend most services for one (1) additional year. In addition, the Company will be entitled to terminate the Transitional Services Agreement at any time by giving three months’ notice to ArcelorMittal. ArcelorMittal, however may not terminate the Transitional Services Agreement other than for material breaches of the agreement, the Company’s insolvency or if the control over the Company would change after the listing date. In addition, the Transitional Services Agreement will terminate automatically if the listing of the Company’s ordinary shares on the aforementioned stock exchanges does not take place by March 15, 2011.

Among other services, ArcelorMittal will provide the following services to the Company under the Transitional Services Agreement: (i) corporate insurance, (ii) consolidation, (iii) legal services, (iv) Treasury back office services, (v) corporate human resources, (vi) IP administration services, (vii) health and safety (REACH implementation platform), (viii) Company Secretary, (ix) M&A, (x) Strategy, (xi) Technical Office, (xii) Corporate IS/IT, (xiii) Communication and (xiv) tax services. The service charges payable by the Company to ArcelorMittal will be calculated individually for each service provided on a cost plus margin basis.

In particular, under the Transitional Services Agreement the Company will receive services to assist it in the preparation of its monthly, quarterly and annual consolidation reports as well as services relating to the maintenance and development of certain software necessary for the Company’s reporting procedures. The Company will also receive services to assist it in the preparation of its annual report and semi-annual report each year.

The Company may also request ArcelorMittal to act as an insurance broker and negotiate insurance policies on its behalf. In general, however, the Company will be responsible for entering into new insurance policies once the insurance policies that currently cover it expire.

Human resources services include access to certain continuing education programs provided by ArcelorMittal as well as participation in sector representative bodies and access to certain human resources software. ArcelorMittal will also provide legal support, with the assistance of external legal counsel.

ArcelorMittal will continue to manage the administrative aspects of the Company’s intellectual property and patent portfolio for one year, and the Company may continue to use the ArcelorMittal brand for a transitional period.

In the area of research and development, the Company will enter into an arrangement with ArcelorMittal setting out a framework for future cooperation between the two groups in relation to certain ongoing research and development programs. Moreover, the Company and ArcelorMittal may enter into ad hoc cooperation agreements for future research and development purposes.

The purchasing and sourcing of raw materials generally will not be covered by the Transitional Services Agreement. The Company will be responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the Purchasing Services Agreement and the Sourcing Services Agreement, the Company will rely on ArcelorMittal for advisory services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy (electricity, natural gas, industrial gas), raw materials (ferro-alloys, certain base materials), operating materials (rolls, electrodes, refractories) and industrial products and services. The Purchasing Services Agreement will also permit the Company to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items not specific to stainless and specialty steel production. The Purchasing Services Agreement and the Sourcing Services Agreement will be entered into for a term of two (2) years.

In South America, management intends to execute an amendment to the Brazilian Cost Sharing Agreement between, inter alia, ArcelorMittal Brasil and ArcelorMittal Inox Brasil, according to which ArcelorMittal Brasil will continue to perform certain corporate functions and certain purchasing activities for the benefit of certain Brazilian subsidiaries of the Company until March 31, 2011. As of April 1, 2011, management expects that ArcelorMittal Brasil will no longer perform the corporate functions of the relevant Brazilian subsidiaries of the Company and will transfer the necessary personnel to ArcelorMittal Inox Brasil to enable the latter to perform itself the required corporate functions. Purchasing activities, however, will continue to be performed by ArcelorMittal Brasil for the benefit of certain of the Company’s Brazilian subsidiaries, it being understood that, as of April 1, 2011, the costs for these purchasing activities will be shared by the Company’s relevant Brazilian subsidiaries on the basis of new cost allocation keys to be agreed upon between the parties.

Certain services will continue to be provided to the Company pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

Clearing and Settlement

The Company’s ordinary shares will be in registered form only and will be freely transferable. Ownership of the Company’s shares will be recorded on the Shareholders’ Register, which will be kept at the Company’s headquarters in Luxembourg, Grand Duchy of Luxembourg.

The Company’s ordinary shares may also be registered on one of two local registers, the European Register and the New York Register, which will be kept by Citibank on the Company’s behalf. BNP Paribas Securities Services provides certain administrative services in relation to the European register.

Any registered shareholder listed on either the European Register or the New York Register will also be reflected as a registered owner on the Shareholders’ Register. The European Register and the New York Register reconcile with the Shareholders’ Register on a daily basis.

The Company will apply for admission to trading of its ordinary shares on the Luxembourg Stock Exchange’s regulated market and for the listing of these shares on the Official List of the Luxembourg Stock Exchange, and for admission to trading and listing of its ordinary shares on Euronext Amsterdam and Euronext Paris.

The European Shares will be traded solely on the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris (collectively, the “European Exchanges”).

Any trades of the Company’s ordinary shares on the Luxembourg Stock Exchange will be settled through the book-entry system maintained by Clearstream Banking, société anonyme, Luxembourg (“Clearstream Luxembourg”) and its participants. BNP Paribas Securities Services Luxembourg Branch will act as paying agent for these shares.

Any trades of the Company’s ordinary shares on Euronext Amsterdam will be settled through the book-entry system maintained by Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”) and its participants. BNP Paribas Securities Services, Amsterdam office acts as paying agent for these shares.

Any trades of the Company’s ordinary shares on Euronext Paris will be settled through the book-entry system maintained by Euroclear France and its participants. BNP Paribas Securities Services acts as paying agent for these shares.

The New York Registry Shares will not be listed on any stock exchange in the United States, but will be eligible for trading on the over-the-counter (“OTC”) market. The New York Registry Shares must be converted into European Shares before they can be traded on any of the European Exchanges. Any trades of New York Registry Shares on the OTC market will be settled through DTC. Citibank will act as registrar, transfer agent and paying agent for the New York Registry Shares.

Exchange of European Shares for New York Registry Shares (and Vice Versa)

European Shares may be exchanged for New York Registry Shares and vice versa at the request of the holder.

A holder may exchange its European Shares for New York Registry Shares by instructing the relevant participant to provide a written request for this exchange at the office of BNP Paribas Securities Services. BNP Paribas Securities Services will instruct Citibank to issue and deliver the corresponding New York Registry Shares and adjust the New York Register accordingly. The Company and BNP Paribas Securities Services will also arrange for corresponding adjustments to be made by Euroclear Nederland in the book-entry system.

Similarly, a holder may exchange New York Registry Shares for European Shares by presenting a written request for this exchange to Citibank. Citibank will instruct BNP Paribas Securities Services to adjust the book-entry system within Euroclear Nederland. Citibank will also make a corresponding adjustment in the New York Register.

A fee of up to $0.05 per ordinary share will be charged to shareholders for the exchange of European Shares for New York Registry Shares and vice versa.

Market Descriptions

Luxembourg Stock Exchange

The Company will apply for admission to trading on the Luxembourg Stock Exchange’s regulated market and for the listing of its ordinary shares on the Official List of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange is a regulated market for the purpose for the Markets in Financial Instruments Directive (MiFID Directive 2004/39/EC).

Shares on the Luxembourg Stock Exchange’s regulated market are traded, through financial institutions that are members of the Luxembourg Stock Exchange, on each trading day from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

The Luxembourg Stock Exchange may suspend trading in a company’s shares if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. Once trading has commenced, suspensions for a reservation period of three minutes (subject to extension by the Luxembourg Stock Exchange) are possible if the price varies either by more than 5% from a reference price (for example, the opening auction price) or by more than 2.50% from the last trade on such securities. The Luxembourg Stock Exchange may also suspend trading of a security admitted to trading on the regulated market of the Luxembourg Stock Exchange in certain circumstances including the occurrence of unusual trading activity in a security. In addition, the CSSF, the Luxembourg securities regulator, may also require the Luxembourg Stock Exchange to suspend trading.

Euronext Amsterdam

The Company will apply for admission to trading and listing of the Company’s ordinary shares on Euronext Amsterdam. Euronext Amsterdam is a regulated market for the purpose for the Markets in Financial Instruments Directive (MiFID Directive 2004/39/EC).

Shares admitted to trading on Euronext Amsterdam are traded on each trading day, from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5.35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

Euronext Amsterdam may suspend trading in the Company’s shares if the quoted price of the shares increases or decreases beyond the specific price limits defined by its regulations. Euronext Amsterdam may also suspend trading of the Company’s shares in other limited circumstances, in particular, to prevent or stop disorderly market conditions. In addition, the AFM, the Dutch securities regulator, may also require Euronext Amsterdam to suspend trading.

Euronext Paris

The Company will apply for admission to trading and listing of the Company’s ordinary shares on Euronext Paris. Euronext Paris is a regulated market for the purpose for the Markets in Financial Instruments Directive (MiFID Directive 2004/39/EC).

The Company’s ordinary shares are expected to be traded in the category known as Continu, which includes the most actively traded securities. Shares belonging to the Continu category are traded, through financial institutions that are members of Euronext Paris, on each trading day from 9:00 a.m. to 5:30 p.m. (CET), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price.

Euronext Paris may suspend trading in a company’s shares if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to those shares belonging to the Continu category, once trading has commenced, suspensions for a reservation period of four minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from a reference price (for example, the opening auction price), by more than 5% (with respect to non-French issuers not included in the CAC 40 Index) or by more than 2% (with respect to non-French issuers belonging to the CAC 40 Index) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on Eurolist by Euronext in certain circumstances including the occurrence of unusual trading activity in a security. In addition, the French Autorité des marchés financiers, or AMF, the French securities regulator, may also require Euronext Paris to suspend trading.

Description of Clearance and Settlement Systems

The following is a brief description of Clearstream Luxembourg, Euroclear Nederland, Euroclear France and DTC. The Company will not have any responsibility for the performance by Clearstream Luxembourg, Euroclear Nederland, Euroclear France or DTC, or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Clearstream Luxembourg

Clearstream Luxembourg is the central securities depositary for the Luxembourg market, responsible for holding and transferring physical or dematerialized securities. Clearstream Luxembourg is an international central securities depositary, providing, as its core services, the clearance and settlement of transactions in global and international securities and domestic securities traded across borders. These services are carried out by means of a computer based book-entry system operated from Luxembourg. Clearstream Luxembourg is registered as a bank in Luxembourg and as such is subject to regulation by the CSSF. Participants in Clearstream Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Luxembourg. Clearstream Luxembourg has established an electronic bridge with Euroclear Bank SA/NV as the Operator of the Euroclear System, which is referred to as the Euroclear Operator, in Brussels, Belgium, to facilitate settlement of trades between Clearstream Luxembourg and the Euroclear Operator.

Euroclear Nederland

Euroclear Nederland is the central securities depositary of The Netherlands whose objects are the safekeeping and administration of securities and the operation of a security giro on behalf of its participants. Euroclear Nederland was designated as the central securities depositary of The Netherlands by the Dutch Ministry of

Finance pursuant to the Securities Giro Administration and Transfer Act (Wet giraal effectenverkeer), and is under the supervision of the Dutch Minister of Finance, the Dutch Central Bank (De Nederlandsche Bank) and the AFM, the Dutch securities regulator. Participants in Euroclear Nederland are banks and brokers that are registered as credit institutions. Under the operation of the Securities Giro Administration and Transfer Act, book-entry transfers are made between the collective securities deposits held by Euroclear Nederland.

Euroclear France

Euroclear France is the central securities depositary for France. Euroclear France settles the transactions executed on Euronext Paris and offers real-time gross settlement for OTC-trades. As the national securities depositary, Euroclear France is the custodian of all types of securities in any currency or form. Euroclear France is under the supervision of the AMF, the French securities regulator. Euroclear France’s operating rules have been approved by the AMF. Participants in Euroclear France are credit institutions, investment firms and legal entities listed in article L.442-2 of the French Monetary and Financial Code.

DTC

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is also available to indirect participants of DTC, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of DTC, either directly or indirectly.

Because DTC can only act on behalf of its participants, who, in turn, act on behalf of indirect participants of DTC and certain banks, the ability of an owner of a beneficial interest in New York Registry Shares to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be limited by the lack of a definitive certificate for its interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the New York Registry Shares to persons may be limited. In addition, beneficial owners of New York Registry Shares holding their interests through DTC system will only receive dividend payments through DTC’s participants.

Market

The Company’s ordinary shares are expected to be admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “APAM”) and are expected to trade on the NYSE Euronext Single Order Book with Amsterdam as the Market of Reference (symbol “APAM” and Euronext code NSCNL00APAM5). The ordinary shares of the Company will be accepted for clearance through Euroclear and Clearstream Luxembourg under common code number 056997440. The ISIN code of the ordinary shares of the Company is LU0569974404.

ADDITIONAL INFORMATION

Share Capital

As of the date of this prospectus, the authorized share capital of the Company consisted of 85,854,303 ordinary shares without nominal value. As of the date of this prospectus, 4,000 fully paid up ordinary shares were issued and outstanding.

Articles of Association

General

The Company is a Luxembourg public limited liability company (société anonyme) incorporated under the Luxembourg law of August 10, 1915 on commercial companies, as amended from time to time. Its legal name is “APERAM”. APERAM was incorporated on September 9, 2010 under the name ArcelorMittal Stainless & Specialty Steels. The Company is registered with the Luxembourg Register of Commerce and Companies under number B 155908. The Company has its registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg. Its telephone number is +352 4792 2652.

The Articles of Association were published on November 15, 2010 in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations). The Articles of Association were restated on December 6, 2010 and the restatement will be published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) on or around December 15, 2010. The name of the Company was changed on December 10, 2010 and the name change will be published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) on or around December 20, 2010. Any further amendments to the Articles of Association will likewise be published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations).

Articles of Association

Set out below is a summary description of the Articles of Association. For a full description, please see the Articles of Association, the full text of which is available at http://www.arcelormittal.com or by sending an email request to: privateinvestors@arcelormittal.com.

Corporate Purpose of the Company

The corporate purpose of the Company, as stated in Article 3 (Corporate Purpose) of the Articles of Association as follows:

“The corporate purpose of the Company shall be the manufacture, processing and marketing of stainless and specialty steel, stainless and specialty steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licenses, knowhow and, more generally, intellectual and industrial property rights.

The Company may perform and carry out its corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form, in companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

The Company may grant assistance of any kind (including financial assistance) to any affiliated company and take any measure for the control and supervision of such companies.

In general, it may carry out any commercial, financial or industrial activity, operation or transaction which it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.”

Form and Transfer of Shares

The Company’s issued share capital consists of 78,045,730 ordinary shares that each carry the right to one vote. The ordinary shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote the Company’s ordinary shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares and the amount paid up on each share in the Shareholders’ Register, which is kept by the Company at its corporate headquarters. Each transfer of shares is made by a written declaration of transfer recorded in the Shareholders’ Register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agent. The Company may accept and enter into the Shareholders’ Register any transfer made on the basis of an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to the Company. The Company uses the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day management of the Shareholders’ Register.

In addition, the Articles of Association provide that its ordinary shares may be held through a securities settlement system or a professional depository of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. The shares may consist of:

•                               New York Registry Shares, which are registered in the New York Register kept on the Company’s behalf by Citibank; or

•                               European Shares, which are registered in the European Register kept by the Company, in relation to which BNP Paribas Securities Services provides certain administrative services.

Issuance of Shares

The issuance of ordinary shares in the Company requires an amendment to the Articles of Association approved by an extraordinary general meeting of shareholders, which may not validly deliberate unless at least half of the issued share capital is represented upon the first call and the agenda indicates the proposed amendments to the Articles of Association. If the first of these conditions is not satisfied, a second meeting may be called by means of two notices published at 15-day intervals and at least 15 days prior to the meeting in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting will deliberate irrespective of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be approved by at least two-thirds of the votes cast. Votes cast do not include votes attaching to ordinary shares with respect to which the shareholder has not taken part in the vote, has abstained or has returned a blank or invalid vote.

The shareholders may, within certain limits, grant the Board of the Directors the power to issue new shares.

The Articles of Association authorize the Board of Directors, for a period ending December 6, 2015, to increase the issued share capital on one or more occasions up to the maximum amount of the authorized share capital in connection with the issue and the exercise of subordinated or non-subordinated bonds, notes or debentures, convertible into, or repayable by or exchangeable for, shares, or following the issue of bonds, notes or debentures with warrants or other rights to subscribe for shares attached, or through the issue of standalone warrants or any other instrument carrying an entitlement to, or the right to subscribe for, shares.

The Board of Directors has the power to determine the conditions for all share issues within the limits of the authorized share capital, including the payment in cash or in kind for such shares.

Pre-emptive Rights

Unless limited or cancelled by the Board of Directors as described below, holders of the Company’s ordinary shares have a pro rata pre-emptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association provide that pre-emptive rights may be limited or cancelled by the Board of Directors in the event of an increase of the issued share capital decided by the Board of Directors within the limits of the authorized share capital.

Repurchase of Shares

The Company is prohibited by Luxembourg law from subscribing for its own shares.

The Company may, however, repurchase its ordinary shares or have another person repurchase its ordinary shares on its behalf, subject to the following conditions:

•                               a prior authorization of the general meeting of shareholders, which sets out the terms and conditions of the proposed repurchase, including at a minimum the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•                               the repurchase may not reduce the net assets of the Company on a non-combined basis to a level below the aggregate of the issued share capital and the reserves that the Company must maintain pursuant to Luxembourg law or the Articles of Association; and

•                                only fully paid up shares may be repurchased.

In addition, Luxembourg law allows the Board of Directors to approve the repurchase of the Company’s ordinary shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to the Company. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting a value of the shares acquired, the proportion of the issued share capital which they represent and the consideration paid for them.

At the extraordinary general meeting of shareholders of the Company held on December 6, 2010, ArcelorMittal, as the sole shareholder of the Company at that date, approved a share buy-back authorization and granted the Board of Directors an authorization valid for 5 (five) years. Purchases and sales may be carried out for any authorized purpose which is, or would come to be, authorized by law, including to enter into off-market and over the counter transactions and to acquire the Company’s ordinary shares through derivative financial instruments.

In accordance with the laws transposing Directive 2003/6/EC of January 28, 2003 and EC Regulation 2273/2003 of December 22, 2003, acquisitions, disposals, exchanges, contributions and transfers of securities may be carried out by all means, on or off the market, including by a public offer to buy back shares or by the use of derivatives or option strategies. The fraction of the share capital acquired or transferred in the form of a block of securities may be equal to the entire program. Such transactions may be carried out at any time, including during a tender offer period. As determined at the extraordinary general meeting of shareholders on December 6, 2010, the purchase price per share to be paid in cash may not represent more than 105% of the price of the ordinary shares on the Luxembourg Stock Exchange, Euronext Amsterdam or Euronext Paris, as the case may be, and may not be less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price is 105% of the price of the ordinary shares on Euronext Amsterdam. The price on the Luxembourg Stock Exchange, Euronext Amsterdam or Euronext Paris will be deemed to be the higher of the average of the final listing price per ordinary share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of repurchase.

The total amount allocated for the Company’s share repurchase program may not in any event exceed the amount of the Company’s then available equity.

Capital Reduction

The Articles of Association provide that the issued share capital of the Company may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at first call at least 50% of the issued share capital is required to be represented. No quorum is required at a reconvened meeting but the resolution must carry two-thirds of the votes at such reconvened meeting.

General Meeting of Shareholders

Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies has not yet been implemented into Luxembourg law. The Luxembourg Government has submitted before Parliament a bill (Bill N° 6128) the object of which is to implement Directive 2007/36/EC into Luxembourg law. It is uncertain when Bill N° 6128 will pass Parliament. The deadline for transposing this Directive expired in August 2009. As a result, a number of shareholders’ rights that exist, especially with respect to general meetings of shareholders, in other European Union member states are not yet available in Luxembourg.

Each ordinary share of the Company entitles the shareholder to attend the general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote in accordance with the Articles of Association. Each ordinary share of the Company entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond a single share) required to be able to attend or vote at a general meeting of shareholders.

The Articles of Association provide that shareholders are entitled to vote by correspondence, by means of a form providing for a positive or negative vote or an abstention on each agenda item. The forms for voting by correspondence should be received by the Company no later than the day preceding the fifth (5th) working day before the date of the general meeting unless the Company fixes a shorter period. Once the voting forms are submitted to the Company, they may be cancelled provided the cancellation request is received by the Company within the deadline (if any) set in the preceding sentence. Duly completed forms that are received by the Company as provided above shall be counted towards the quorum when counting a quorum at such general meeting. The Board of Directors may adopt further regulations and rules concerning the participation in the meeting and forms to be used to vote by correspondence.

The Board of Directors may decide to authorize their participation in the general meeting by videoconference or by other telecommunications means allowing the shareholder’s identification.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her attorney by means of a written proxy. The writing may take the form of a fax or any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified. All proxies must be received by the Company no later than the day preceding the fifth (5th) working day before the date of the general meeting unless the Company fixes a shorter period.

General meetings of shareholders may be convened by the publication of two notices at least eight days apart and, with respect to the second notice, eight days before the meeting, in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations), and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and the conditions for attendance and representation at the meeting.

Shareholders whose share ownership is directly registered in the Shareholders’ Register will receive the notice by regular mail, which must be sent at least eight days prior to the general meeting of shareholders. In practice, the notice and related documentation are sent to the registered shareholders on the day of the first publication of the convening notice in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations), and in a Luxembourg newspaper. In addition, all materials relating to a general meeting of shareholders are made available on the website of the Company on the date of the first publication of the convening notice in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) and in a Luxembourg newspaper.

The Articles of Association provide that, only until such date when Directive 2007/36/EC shall have been transposed into Luxembourg law, in the case of shares held through the operator of a securities settlement system or depository, a shareholder wishing to attend a general meeting should receive from the operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account are blocked until the close of the general meeting. The certificate should be submitted to the Company on or before the day preceding the blocking date. The length of the blocking period is determined by the Board of Directors but may not be longer than the fifth day before the date of the general meeting of shareholders. The blocking period ends at the close of the general meeting.

The annual general meeting of shareholders of the Company is held each year at 3:00 p.m. on the second Tuesday of the month of May in the city of Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day.

Luxembourg law provides that the Board of Directors must convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the agenda. In this case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not so convened, shareholders representing in the aggregate 10% of the issued share capital may petition the competent court in Luxembourg to have a court appointee convene the general meeting.

Shareholders representing in the aggregate 10% of the issued capital may request that additional items be added to the agenda of a general meeting of shareholders. The request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

Voting Rights

Each ordinary share of the Company entitles the shareholder to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders are convened to vote on any amendment of the Articles of Association and certain other matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders: at an ordinary general meeting of shareholders there is no quorum requirement and resolutions are adopted by a simple majority, irrespective of the number of shares represented.

Extraordinary General Meetings of Shareholders: an extraordinary general meeting of shareholders convened for any of the following purposes must have a quorum of at least 50% of the issued share capital:

•                               an increase or decrease of the authorized or the issued share capital;

•                               a limitation or exclusion of pre-emptive rights;

•                               an approval of the acquisition by any person of 25% or more of the issued share capital of the Company;

•                               approving a legal merger; or

•                               an amendment of the Articles of Association.

If the above quorum is not reached, the extraordinary general meeting of shareholders may be reconvened to a later date, subject to appropriate notification procedures with no quorum requirement.

Irrespective of whether the proposed amendment is subject to a vote at the first or at a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast, except as described hereafter.

Election and Removal of Directors

Members of the Board of Directors are elected by simple majority of the represented shareholders at any general meeting of shareholders. Except in the event of the replacement of a member of the Board of Directors during his or her mandate, their respective terms will expire at the third annual general meeting of shareholders following the date of their appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

The Articles of Association provide that the Mittal Shareholder holds a right of proportional representation. If the Mittal Shareholder exercises this right, the general meeting of shareholders shall elect the candidates nominated by the Mittal Shareholder as members of the Board of Directors such that the representation of candidates nominated by the Mittal Shareholder on the Board of Directors is in proportion to the Mittal Shareholder’s holding of ordinary shares in the Company. This right of proportional representation does not limit the rights that the Mittal Shareholder may otherwise have to nominate and vote in favor of candidates for the Board of Directors by virtue of its general rights as a shareholder in the Company.

Amendment of the Articles of Association

Luxembourg law requires an extraordinary general meeting of shareholders to vote on any amendment of the Articles of Association, including any amendments to change the rights of the holders of ordinary shares of the Company. The Company’s Articles of Association do not contain provisions providing for conditions to amend the Articles of Association, and the rights of the holders of ordinary shares that are more stringent than the conditions required by law. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles of Association.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles of Association must have a quorum of at least 50% of the issued capital of the Company. If the quorum is not reached, the extraordinary general meeting of shareholders may be reconvened with no quorum being required. Irrespective of whether the proposed amendment is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders, except as described below.

In order to be adopted, amendments of the Articles of Association relating to the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, the composition of the committees, and the nomination rights to the Board of Directors of the Mittal Shareholders require a majority of votes representing two-thirds of the voting rights attached to the shares in the Company. The same majority rule would apply to amendments of the provisions of the Articles of Association setting out the foregoing rule.

Any resolutions to amend the Articles of Association must be taken before a Luxembourg notary and must be published in accordance with Luxembourg law.

Annual Accounts

Each year the Board of Directors must prepare parent company accounts for the Company, consisting of an inventory of its assets and liabilities together with a statement of financial position and a profit and loss account. The Board of Directors must also prepare annually combined accounts of the Company. The Board of Directors must also prepare annual management reports on each of the standalone audited annual accounts and the combined accounts. For each of these sets of accounts a report must be issued by the independent auditors.

The annual accounts, the combined accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of the Company in Luxembourg at least 15 days prior to the date of the annual general meeting of shareholders.

The parent company accounts and the combined accounts, after approval by the annual general meeting of shareholders, are filed with the Luxembourg Register of Commerce and Companies.

Dividends

Subject to certain limitations set out by Luxembourg law, each ordinary share of the Company is entitled to participate equally in dividends when and if declared by the annual general meeting of shareholders out of funds legally available for such purposes. The Articles of Association provide that the annual general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends within the limits set by Luxembourg law.

Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of the Company five years after the date on which the dividends have been declared.

Neither the Articles of Association nor Luxembourg law contain any restrictions on the payment of dividends specifically applicable to non-Luxembourg resident holders of ordinary shares.

Merger and Division

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must be approved by an extraordinary general meeting of shareholders of each company held before a notary. A merger requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is represented upon the first call, with no such quorum being required at a reconvened meeting.

Liquidation

In the event of the liquidation, dissolution or winding-up of the Company, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up requires the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at first call at least 50% of the issued share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 days prior to the date of the annual general meeting of shareholders, including the parent company accounts with the list of directors and auditors, the combined accounts, the notes to the parent company accounts and to the combined accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s reports.

The parent company accounts, the combined accounts, the auditor’s reports and the management reports must be sent to the registered shareholders at the same time as the convening notice for the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge upon request 15 days prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda of a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision on the agenda item, unless such a response could be detrimental to the interests of the company. This determination is made by the Board of Directors.

Mandatory Bids, Squeeze-out Rights and Sell-out Rights

Mandatory Bids

The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids (the “Luxembourg Takeover Law”) provides that if a person, acting alone or in concert, acquires securities of the Company which, when added to any existing holdings of the Company’s securities, give such person voting rights representing 33 1/3% of all of the voting rights attached to the issued shares in the Company, this person is obliged to make an offer for the remaining shares in the Company. In a mandatory bid situation the “fair price” is considered to be the highest price paid for the securities during the 12-month period preceding the mandatory bid.

The Articles of Association provide that any person who acquires shares in the Company giving such person 25% or more of the total voting rights of the Company must make or cause to be made in each country where the Company’s securities are admitted to trading on a regulated or other market and in each of the countries in which the Company has made a public offering of its shares, an unconditional public offer to acquire to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of the Company. The price offered in such public offerings must be fair and equitable and must be based on a report drawn up by a leading international financial institution or other internationally recognized expert.

Squeeze-out Rights

The Luxembourg Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Company and after such offer the offeror holds 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a “fair price”. The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if 90% of the ordinary shares of the Company carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders of the Company. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-out Rights

The Luxembourg Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Company and if after such offer the offeror holds 90% of the securities carrying voting rights and 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if 90% of the ordinary shares of the Company carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders of the Company. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

Provisions Preventing a Change of Control

The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Significant Ownership in the Company’s Shares

Holders of the Company’s ordinary shares and derivatives or other financial instruments linked to the Company’s ordinary shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Luxembourg Transparency Law”). The following description summarizes these obligations. The Company’s shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, if a person acquires or disposes of a shareholding in the Company, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify the Company and the CSSF of the proportion of voting rights held by it further to such event.

A person must also notify the Company of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the abovementioned thresholds as a result of events changing the breakdown of voting rights.

The Articles of Association provide that the above disclosure obligations also apply:

•                               to any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in the Company being crossed upwards or downwards;

•                               to any acquisition or disposal of shares resulting in the threshold of 3.0% of voting rights in the Company being crossed upwards or downwards; and

•                               over and above 3.0% of voting rights in the Company, to any acquisition or disposal of shares resulting in successive thresholds of 1% of voting rights in the Company being crossed upwards or downwards.

Any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights in the Company must inform the Company within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in the Company within the next 12 months or intends to seek to obtain control over the Company or to appoint a member to the Company’s Board of Directors.

For the purposes of calculating the percentage of a shareholder’s voting rights in the Company, the following will be taken into account:

•                               voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the Company;

•                               voting rights held by a third-party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

•                               voting rights attaching to shares pledged as collateral with that person or entity, provided the person or entity controls the voting rights and declares its intention to exercise them;

•                               voting rights attaching to shares in which a person or entity holds an interest for the duration of the life of such person or entity;

•                               voting rights which are held or may be exercised within the meaning of the four foregoing points by an undertaking controlled by that person or entity;

•                               voting rights attaching to shares deposited with that person or entity which the person or entity may exercise at its discretion in the absence of specific instructions from the shareholders;

•                               voting rights held by a third-party in its own name on behalf of that person or entity; and

•                               voting rights which that person or entity may exercise as a proxy where the person or entity may exercise the voting rights in its sole discretion.

Disclosure of Insider Transactions

Members of the Board of Directors and the Management Committee and other executives fulfilling senior management responsibilities (“Persons Discharging Senior Managerial Responsibilities”, as defined below) within the Company and persons closely associated with them must disclose to the CSSF and to the Company all transactions relating to shares of the Company or derivatives or other financial instruments linked to shares of the Company conducted by them or for their account.

“Persons Discharging Senior Managerial Responsibilities” within the Company are the members of the Board of Directors and the Management Committee and executives who, while occupying a high level management position, are not members of the above corporate bodies, but who have regular access to non-public material information relating, directly or indirectly, to the Company and have the authority to make management decisions about the future development of the Company and its business strategy.

Information on trading in the Company’s ordinary shares by “Persons Discharging Senior Managerial Responsibilities” will be available on the Company’s website. The Company’s Insider Dealing Regulations can be found on the following website: http://investors.arcelormittal.com.

Disclosure to the public of “regulated information” (within the meaning of the Luxembourg Transparency Law) concerning the Company will be made by the Company by publishing the information via the centralized document storage system managed by the Luxembourg Stock Exchange. This information is accessible on the Luxembourg Stock Exchange’s website, http://www.bourse.lu, in addition to press releases.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association provide that the Company will, to the extent permitted by law, indemnify every member of the Board of Directors and the Management Committee as well as every former member of the Board of Directors or the Management Committee for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of any legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current member of the Board of Directors or the Management Committee.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the member of the Board of Directors or the Management Committee has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of the Company.

Material Contracts

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by the Company during the past two years:

Transitional Services Agreement, Purchasing Services Agreement, Sourcing Services Agreement and Brazilian Cost Sharing Agreement

In connection with the spin-off, the Company and ArcelorMittal will enter into the Transitional Services Agreement, the Purchasing Services Agreement and the Sourcing Services Agreement, and also intends to amend the existing Brazilian Cost Sharing Agreement, the details of which can be found in “The Company’s Relationship with ArcelorMittal After the Spin-off”.

Financing Arrangements with ArcelorMittal

The Company’s principal sources of financing include loans from ArcelorMittal entities at the level of ArcelorMittal Inox Brasil, which holds the Company’s assets in Brazil, and ArcelorMittal Stainless Belgium, which holds its assets in Belgium. These facilities are described in detail in “Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Management intends to enter into facilities and other forms of financing, including the issuance of bonds in the capital markets, in the aggregate amount of $1 billion, with available borrowing capacity at any one time of approximately $500 million. However, in the event that the Company is unable to enter into facilities and other forms of financing on terms acceptable to it, it will be able to maintain the existing facilities entered into with ArcelorMittal entities.

Exchange Controls

There are no other legal provisions currently in force in Luxembourg or arising under the Articles of Association that restrict the payment of dividends to holders of the Company’s ordinary shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of

Luxembourg or in the Articles of Association, on the right of non Luxembourg nationals to hold or vote the Company’s ordinary shares.

Taxation

Material Luxembourg Tax Considerations

In the opinion of Linklaters LLP, this section describes the material Luxembourg tax implications for investors in respect of the acquisition, ownership and disposition of the Company’s ordinary shares.

This summary does not cover all aspects of Luxembourg taxation which may be relevant to, or the actual tax effect that any of the matters described herein will have on, a decision by particular investors to purchase, own or dispose of the Company’s ordinary shares. This summary does not address foreign tax laws. It is based on the laws in force in Luxembourg as at the date of this prospectus and subject to any change in law that might take effect after such date. Investors should be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Moreover, a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate shareholders may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of a professional or business undertaking, municipal business tax may apply as well.

Luxembourg Tax Consequences of the Spin-off

Withholding Tax

No Luxembourg withholding tax shall become due upon the allocation of newly issued ordinary shares to the holders of ArcelorMittal shares as a result of the spin-off.

Income Tax Consequences of the Receipt of the Ordinary Shares

Luxembourg resident (individual and corporate) shareholders of ArcelorMittal will not realize any capital gains upon the receipt of the ordinary shares in the event of the spin-off in application of the roll-over mechanism provided for in article 22bis (2) 3. of the Luxembourg Income Tax Law (“ITL”), as they will receive the ordinary shares in exchange for shares in ArcelorMittal in accordance with the exchange ratio and on the basis of their respective holdings in ArcelorMittal.

As a consequence of the roll-over mechanism (non-realization of the capital gains), the ordinary shares received by the Luxembourg resident shareholders of ArcelorMittal in the event of the spin-off will keep the same acquisition value and date as the shares they hold in ArcelorMittal. The historical acquisition value of the shares in ArcelorMittal will be allocated between the ArcelorMittal shares and the ordinary shares on the basis of the ratio existing between the two categories of shares.

Luxembourg resident (individual and corporate) shareholders will still have the possibility to opt for realizing the capital gains arising from the reception of the ordinary shares for a portion of their shareholding in ArcelorMittal in the event of the spin-off. In such a case, the Luxembourg shareholders will be fully subject to Luxembourg income tax on the capital gains realized, unless they can rely on any of the applicable exemptions provided for by the Luxembourg ITL (see “— Taxation of Capital Gains”).

Income Tax Consequences of the Receipt of Cash as a result of the Sale of Fractional Ordinary Shares

The payment of the proceeds resulting from the sale of the Company’s fractional ordinary shares by ArcelorMittal or its mandated agents to the holders of ArcelorMittal shares will be treated as a capital gain for Luxembourg income tax purposes. Such capital gain will be fully subject to Luxembourg income tax, unless the holders of ArcelorMittal shares can rely on any of the applicable exemptions provided for by the Luxembourg ITL (see “— Taxation of Capital Gains”). Please note, however, that, with respect to Luxembourg corporate holders of ordinary shares, it is debatable to what extent such capital gain would be eligible for the participation exemption regime.

Luxembourg Tax Consequences of the Holding of the Ordinary Shares

Tax Residence

A holder of ordinary shares will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the ordinary shares, or the execution, performance, delivery and/or enforcement of the ordinary shares.

Withholding Tax

Under current Luxembourg tax law, dividends distributed by the Company to its shareholders will be subject to a 15% withholding tax computed on the gross amount of the dividends distributed.

This rate could be reduced pursuant to double taxation treaties concluded between Luxembourg and the country of residence of the non-resident shareholders. Withholding tax is usually reduced by refunding to the shareholder the excess of the total amount withheld over the withholding tax actually owed under the pertinent double taxation treaty upon the shareholder’s application for a refund to the Luxembourg tax authorities (Administration des Contributions Directes, Division 5 — Relations Internationales, 45, boulevard Roosevelt, L-2982 Luxembourg). Forms for the refund request can be obtained from the Luxembourg tax authorities.

No withholding tax is levied if the dividends are paid (i) to a joint-stock company which is a fully taxable Luxembourg resident company, (ii) to a company resident in a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of 23 July 1990 as amended or to its permanent establishment located in Luxembourg, (iii) to a company resident in a country with which Luxembourg has concluded a double taxation treaty and which is fully liable to a tax corresponding to Luxembourg corporate income tax or its permanent establishment located in Luxembourg, (iv) to a Swiss joint-stock company subject to the Swiss income tax regime, (v) to a joint-stock company or a cooperative company resident in a Member State of the European Economic Area (“EEA”) and which is fully liable to a tax corresponding to Luxembourg corporate income tax, or to its permanent establishment located in Luxembourg, provided that, at the date of the payment, the shareholder holds or commits to hold, directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, a participation of at least 10% in the share capital of the Company or a participation with an acquisition price of at least EUR 1.2 million.

No Luxembourg withholding tax will be levied on liquidation proceeds distributed by the Company without any conditions. The redemption by the Company of all the ordinary shares belonging to one shareholder or of all the ordinary shares belonging to the same class of ordinary shares, followed by the cancellation of such ordinary shares, will be treated as a partial liquidation for Luxembourg tax purposes and will consequently not be subject to Luxembourg withholding tax.

Income Tax

Taxation of Dividends

(i)                          Luxembourg non-resident holders of ordinary shares

Dividends received by non-resident individuals or non-resident companies which do not have a permanent establishment in Luxembourg are not subject to any tax in Luxembourg, apart from the dividend withholding tax, if applicable.

(ii)                       Luxembourg resident holders of ordinary shares

According to the Luxembourg participation exemption regime, dividends and liquidation proceeds received from the Company by (i) a joint-stock company which is a fully taxable Luxembourg resident company, (ii) a permanent establishment located in Luxembourg of a company resident in a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of 23 July 1990 as amended, (iii) a permanent establishment located in Luxembourg of a company resident in a country which has concluded a double taxation treaty with Luxembourg, or (iv) a permanent establishment located in Luxembourg of a joint-stock company or of a cooperative company resident in a Member State of the EEA, will be exempt from income tax in Luxembourg provided that, at the date of the distribution, the shareholder holds or commits to hold, directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, a participation of at least 10% in the share capital of the Company or a participation with an acquisition price of at least EUR 1.2 million. Ordinary shares held through a tax transparent entity are considered as a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Dividends received from the Company by a Luxembourg resident company, or by a permanent establishment located in Luxembourg, which do not fall within the scope of the Luxembourg participation exemption regime, will be subject to Luxembourg corporate income tax (including the solidarity surcharge and the municipal business tax) at the ordinary rate. Dividends received by a Luxembourg resident individual shareholder will be subject to Luxembourg income tax (including the solidarity surcharge) at the ordinary progressive rate. Half of the dividends received from the Company will, however, be excluded from the taxable basis of the Luxembourg resident (individual or corporate) shareholder.

Upon their income tax assessment, resident shareholders and non-resident shareholders holding the ordinary shares via a permanent establishment (including a permanent representative) or fixed base in Luxembourg, may credit the dividend withholding tax against their final income tax liability.

(iii)                    Luxembourg companies benefitting from a special tax regime

Luxembourg companies, which benefit from a special tax regime under (i) the law of 31 July 1929 on holding companies, (ii) the laws of 20 December 2002 and 13 February 2007 on undertakings for collective investment or (iii) the law of 11 May 2007 on family estate management companies, are not subject to tax on dividends received from the Company.

Taxation of Capital Gains

(i)                          Luxembourg non-resident holders of Ordinary Shares

No Luxembourg income tax will be payable as a result of a disposal of the ordinary shares by a non-resident (individual or corporate) shareholder, unless the participation directly or indirectly held by the shareholder, together with his/her close relatives, represents more than 10% of the share capital of the Company, and the relevant shareholder (i) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident taxpayer less than five years before the sale of the ordinary shares, or

(ii) has held the ordinary shares for less than six months at the time of the sale. These conditions could be relaxed by double taxation treaties concluded between Luxembourg and the country of residence of the shareholders.

(ii)                       Luxembourg resident holders of Ordinary Shares

Capital gains realized on the disposal of ordinary shares (including their sale, exchange, contribution or any other kind of alienation) by resident individuals acting in the course of their private wealth are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation.

Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if the ordinary shares are disposed of within 6 months of their acquisition or if the disposal precedes the acquisition of the ordinary shares.

A participation is considered substantial where a resident individual has held, alone or together with his/her close relatives, directly or indirectly, at any time within the five years preceding the disposal, more than 10% of the share capital of the Company. A shareholder is also deemed to alienate a substantial participation if, within the five years preceding the transfer, he acquired, free of charge, a participation constituting a substantial participation in the hands of the alienator (or the alienators in case of several successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition are subject to income tax according to the half-global rate method (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).

Capital gains realized on the disposal of ordinary shares by resident individual shareholders, acting in the course of their professional/business activity, are subject to income tax at ordinary rates.

Capital gains realized upon the disposal of the ordinary shares by a Luxembourg resident company, or by a permanent establishment located in Luxembourg, will be fully subject to corporate income tax (including the solidarity surcharge and the municipal business tax) in Luxembourg, except if the Luxembourg participation regime is applicable.

According to the Luxembourg participation exemption regime, capital gains realized upon the disposal of ordinary shares by (i) a joint-stock company which is a fully taxable Luxembourg resident company, or (ii) a permanent establishment located in Luxembourg of a company resident in a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of 23 July 1990 as amended, or (iii) a permanent establishment located in Luxembourg of a company resident in a country which has concluded a double taxation treaty with Luxembourg, or (iv) a permanent establishment located in Luxembourg of a joint-stock company or of a cooperative company resident in a Member State of the EEA, will be exempt from income tax in Luxembourg provided that, at the date of the distribution, the shareholder holds or commits to hold, directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, a participation of at least 10% in the share capital of the Company or a participation with an acquisition price of at least EUR 6 million. ordinary shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Taxable gains are determined as being the difference between the price for which the ordinary shares have been disposed of and the lower of their cost or book value.

(iii)                    Luxembourg companies benefitting from a special tax regime

Luxembourg companies, which benefit from a special tax regime under (i) the law of 31 July 1929 on holding companies, (ii) the laws of 20 December 2002 and 13 February 2007 on undertakings for collective investment or (iii) the law of 11 May 2007 on family estate management companies, are not subject to tax on capital gains realized on the disposal of ordinary shares.

Net Wealth Tax

Luxembourg resident companies, which do not benefit from a special tax regime under (i) the law of 31 July 1929 on holding companies, (ii) the laws of 20 December 2002 and 13 February 2007 on undertakings for collective investment, (iii) the law of 22 March 2004 on securitization, (iv) the law of 15 June 2004 on venture capital vehicles, or (v) the law of 11 May 2007 on family estate management companies, are subject to net wealth tax on their net assets. However, ordinary shares held by fully taxable Luxembourg resident companies will be excluded from their taxable basis for net wealth tax purposes, provided the conditions of the participation exemption regime (which are the same as for dividends, except that the twelve months holding period is not required) are met.

Non-resident companies will be subject to net wealth tax on their assets which are attributable to an enterprise or part thereof which is carried on in Luxembourg through a permanent establishment, except as otherwise provided for by a tax treaty concluded by Luxembourg and the country of residence of the non-resident company.

Other Taxes

No Luxembourg registration tax, stamp duty or any other similar tax or duty will be due by the shareholders as a consequence of the issuance of the ordinary shares, nor will any of these taxes become payable as a consequence of a subsequent transfer, exchange or redemption of the ordinary shares.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the ordinary shares or in respect of the payment of dividends or principal under the ordinary shares or the transfer of the ordinary shares.

No Luxembourg estate or inheritance taxes are levied on the transfer of the ordinary shares upon the death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. No Luxembourg gift tax is levied on the transfer of the ordinary shares by way of a gift, unless the gift is recorded in a Luxembourg notarized deed or otherwise registered in Luxembourg.

Certain Belgian Income Tax Considerations

The following is a general description of the principal Belgian tax consequences of the spin-off and the holding and disposal of the Company’s shares (“Shares”) and does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holding and disposal of the Shares. This general description is based on the tax laws and practice of the Kingdom of Belgium in effect on the date of this prospectus, which are subject to change, potentially with retroactive effect. Belgian holders of ArcelorMittal shares and/or Shares should consult their own tax advisers as to the Belgian and other tax consequences prior to the receipt, holding or disposal of the Shares, including, in particular, the effect of any state or local tax laws.

In this general description Belgian legal and fiscal terms and concepts are expressed and described in English equivalent terms and concepts. These terms therefore should be construed and interpreted in accordance with their meaning under Belgian law.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING LEGAL OR TAX ADVICE. SHAREHOLDERS OR PROSPECTIVE SHAREHOLDERS ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE RECEIPT, ANY PURCHASE, OWNERSHIP OR DISPOSAL OF THE SHARES. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

Belgian tax treatment of the Spin-off

Income tax

The spin-off should be a tax neutral event for ArcelorMittal and its shareholders taking into account that the requirements provided for in Article 211 of the Belgian Income Tax Code (“ITC”) should be met. In particular, ArcelorMittal believes that the operation is justified by valid commercial reasons and not driven by tax evasion or tax avoidance as referred to in Article 211, §1, paragraph 2, 3° ITC.

Belgian stock exchange tax

The acquisition of the Shares in the framework of the spin-off should not give rise to the application of the Belgian tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen).

Belgian tax regime of the holding and disposal of Shares

Dividends paid by the Company to Belgian holders of Shares

Belgian individuals

Where the dividend is paid or made available through a professional intermediary in Belgium, the intermediary will withhold, and remit to the Belgian tax authorities, the Belgian dividend withholding tax calculated at the rate of 25% on the net amount of the dividend (i.e., after deduction of the amount of the applicable Luxembourg withholding tax).

For Belgian individuals who hold Shares as a private investment, this Belgian dividend withholding tax is a final tax and any dividends that have been subject to it need not be reported in such person’s annual personal income tax return. They may nevertheless elect to report the dividends in their annual personal income tax return, in which case such dividends will normally be taxed at a special tax rate of 25% plus additional local taxes (or, if more favourable, the applicable ordinary progressive income tax rates taking into account the taxpayer’s other declared income). If the dividends are reported, the Belgian dividend withholding tax retained at source is creditable against the income tax due and any excess credit is reimbursable, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if the Belgian individual can demonstrate that he has owned the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed. Under current Belgian tax legislation there is no tax credit for any Luxembourg dividend withholding tax.

If no Belgian dividend withholding tax has been levied in Belgium (i.e., in case the dividend was received outside of Belgium without the intervention of a professional intermediary in Belgium), the net amount (i.e., after deduction of the amount of the applicable Luxembourg withholding tax) of such dividends must be reported in the Belgian individual’s annual personal income tax return. The reported dividend amount is then taxable at the separate rate of 25% plus additional local taxes (or, if more favourable, the applicable ordinary progressive income tax rates taking into account the taxpayer’s other declared income).

On 1 July 2010 the European Court of Justice ruled that the imposition of additional local taxes on dividends from investments in an EU Member State other than Belgium, as opposed to dividends from investments made in Belgium, constitutes an unfavourable tax treatment which is inconsistent with the free movement of capital (C-233/09). The Belgian legislator has to date not yet adjusted its tax legislation.

For Belgian individuals who hold the Shares for professional purposes, the Belgian dividend withholding tax retained does not fully discharge their income tax liability. Dividends received must be reported by the Belgian individual in his annual personal income tax return and will be taxed at the applicable normal progressive personal income tax rates. The Belgian dividend withholding tax retained is creditable against the personal income tax due and the excess credit is reimbursable, subject to two conditions: (1) the taxpayer must have the full legal ownership over the Shares at the time the dividends are made available for payment or attributed and (2) the dividend distribution must not result in a reduction in value of or a capital loss on the Shares. Condition (2) is not applicable if the individual investor can demonstrate that he has owned the Shares for an uninterrupted period of 12 months preceding the date on which the dividends are made available for payment or attributed. Under current Belgian tax legislation there is no tax credit for any Luxembourg dividend withholding tax.

Belgian companies

Dividends on Shares paid to a Belgian company benefit from an exemption from the obligation to retain the Belgian dividend withholding tax subject to certain affidavit formalities to be respected where the dividends are paid or made available through a professional intermediary in Belgium.

The net amount (i.e., after deduction of the amount of the applicable Luxembourg withholding tax) of dividends paid on Shares will, as a rule, be included in the tax base subject to Belgian corporate income tax. The ordinary Belgian corporate income tax rate is 33.99%. However, Belgian companies will be able, pursuant to the dividend received deduction regime, to deduct from their taxable base (other than certain disallowed expenses and other specific taxable items) up to 95% of the dividends received if, at the date the dividends are paid or attributed, (i) they held a shareholding in the Company of at least 10% or with an acquisition value of at least €2.5 million, (ii) they held the Shares in full legal ownership, (iii) the Shares held qualify as financial fixed assets within the meaning of Belgian accounting law, and (iv) the Shares will be or have been held uninterruptedly for at least one year. For the computation of the one-year period in the particular case of a tax neutral partial spin-off operation, Article 202, §2, paragraph 3 ITC provides that the period may be determined as if the partial spin-off had not taken place. In order for the dividends-received-deduction regime to apply the dividends must also meet the ‘subject to tax’ conditions provided for by Article 203 ITC.

No tax credit will be granted for any Luxembourg withholding tax on dividends distributed by the Company.

Dividends on Shares paid to an Organization for Financing Pensions (“OFP”) will, as a rule, be unconditionally exempted from Belgian corporate income tax. The net amount (i.e., after deduction of the amount of the applicable Luxembourg withholding tax) of the dividends will be subject to Belgian dividend withholding tax at the rate of 25%, when paid or made available through a financial intermediary in Belgium. If Belgian dividend withholding tax is deducted at source, it may be credited against corporate income tax due (if any) and any excess credit is reimbursable, subject to two conditions: (1) the OFP must own the Shares at the time the dividends are made available for payment or attributed and (2) the dividend distribution must not give rise to a reduction in value of or a capital loss on the Shares.

Belgian legal entities

The net amount (i.e., after deduction of the amount of the applicable Luxembourg withholding tax) of dividends paid on Shares will be subject to Belgian dividend withholding tax at the rate of 25%, when paid or made available through a financial intermediary in Belgium.

Where the Belgian holder is a Belgian legal entity and no dividend withholding tax has been retained in Belgium (i.e., in case the dividend was received outside of Belgium without the intervention of a professional intermediary in Belgium), the Belgian legal entity is itself liable to pay the 25% Belgian withholding tax.

Capital gains and losses

Belgian individuals

Belgian individuals holding Shares as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of Shares. Losses will, as a rule, not be deductible in Belgium. Belgian individuals may, however, be subject to income tax in Belgium at the rate of 33% plus additional local taxes (or, if more favourable, at the applicable ordinary progressive income tax rates taking into account the taxpayer’s other declared income) if they realise a capital gain on Shares which is deemed to be speculative or to be otherwise realised outside the scope of normal management of one’s own private estate. Capital losses realised on Shares which are deemed to be speculative or to be otherwise realised outside the scope of normal management of one’s own private estate, are deductible from gains or income of the same nature to the extent they were incurred during the five preceding income years.

Belgian individuals may also be subject to income tax in Belgium at the rate of 16.5% plus additional local taxes (or, if more favourable, at the applicable ordinary progressive income tax rates taking into account the taxpayer’s other declared income) if the gain is realised, outside the exercise of a professional activity, upon the transfer of Shares to a legal entity resident in a non-European Economic Area (“EEA”) country, to the extent the participation belongs to a substantial shareholding of 25% or more in the Company.

Individuals holding their Shares for professional purposes are taxed at the applicable progressive tax rates on professional income for all capital gains realised on the sale of the Shares, except with respect to the Shares they have been holding for more than five years (which are subject to a special rate of 16.5%, plus additional local taxes (if that special rate is more favourable than the applicable ordinary progressive income tax rates)). Capital losses on Shares realised by Belgian Individuals holding the Shares in the context of their professional activities are deductible from their professional income.

Belgian companies

Capital gains realised on a disposal of Shares by Belgian companies will, as a rule, be fully exempt from Belgian corporate income tax, provided that the ‘subject to tax’ conditions of Article 203 ITC are met. The conditions pertaining to the minimum size, minimum holding period, full legal ownership and accounting characterization which are imposed in order for dividends distributed on the Shares to qualify for the dividends-received-deduction regime, do not have to be met for the purposes of this capital gains tax exemption. Capital losses on Shares realised by Belgian companies will in general not be deductible.

Capital gains realised on the disposal of Shares by OFP’s will, as a rule, be unconditionally and fully exempt from Belgian corporate income tax.

Belgian legal entities

Capital gains realised on the disposal of Shares by Belgian legal entities will, as a rule, be unconditionally and fully exempt from Belgian legal entities tax, except in case of a sale of a substantial participation. Losses on such disposal of their Shares will not be deductible.

Tax on stock exchange transactions

A tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) at the rate of 0.17 per cent. (subject to a maximum of €500 per party and per transaction) will be due upon the sale and purchase or any other acquisition or transfer for consideration of Shares entered into or settled in Belgium in which a professional intermediary acts for either party. A separate tax is due from each of the seller and the purchaser, both collected by the professional intermediary. The tax does not apply to primary market transactions.

However, the tax on stock exchange transactions is not payable by exempt persons acting for their own account, including investors who are non-Belgian residents (subject to certain identification formalities) and certain Belgian institutional investors as defined in Article 126.1, 2° of the Code of various duties and taxes.

Tax on the physical delivery of bearer shares

The physical delivery of bearer securities acquired on the secondary market for consideration through a professional intermediary in Belgium is subject to the Belgian tax on the physical delivery of bearer securities. The tax payable is equal to 0.6% of the purchase price. The tax is also due upon the physical delivery of securities in Belgium pursuant to the withdrawal of the securities from open custody. The tax payable is 0.6% on the sales value of the securities as estimated by the custodian in case of a withdrawal from open custody.

The physical delivery of bearer securities to recognised professional intermediaries (such as credit institutions), acting for their own account, is exempt from the above tax.

Certain Dutch Income Tax Considerations

The following summary does not purport to be a comprehensive description of all Dutch tax considerations that could be relevant for a holder of ArcelorMittal shares in relation to the spin-off, and/or of Shares.

This summary is intended as general information only. This summary is based on Dutch tax legislation and published case law in force as of the date of this document. It does not take into account any developments or amendments thereof after that date, whether or not such developments or amendments have retroactive effect.

Regardless of whether or not a holder of ArcelorMittal shares and/or Shares is, or is treated as being, a resident of the Netherlands, this summary does not address the Dutch tax consequences for such a holder:

•                               having a substantial interest (aanmerkelijk belang) in ArcelorMittal and/or the Company (such a substantial interest is generally present if an equity stake of at least 5% in a company, or a right to acquire such a stake in a company, is held, in each case by reference to the company’s total issued share capital, or the issued capital of a certain class of shares);

•                               who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) having an enterprise (onderneming) to which the ArcelorMittal shares and/or the Shares are attributable, or who may otherwise be taxed with respect to benefits derived from the ArcelorMittal shares and/or the Shares being treated as income derived from work and home (werk en woning);

•                               which is a corporate entity, and for the purposes of Dutch corporate income tax (vennootschapsbelasting) has, or is deemed to have, a participation (deelneming) in ArcelorMittal and/or the Company (such a participation in a company is generally present in the case of an interest of at least 5% of a company’s nominal paid-in capital); or

•                               which is a corporate entity and an exempt investment institution (vrijgestelde beleggingsinstelling) or investment institution (beleggingsinstelling) for the purposes of Dutch corporate income tax, a pension fund, or otherwise not a taxpayer or exempt for tax purposes.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING LEGAL OR TAX ADVICE. SHAREHOLDERS OR PROSPECTIVE SHAREHOLDERS ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISERS REGARDING THE TAX

CONSEQUENCES OF THE RECEIPT, ANY PURCHASE, OWNERSHIP OR DISPOSAL OF THE SHARES. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

Dutch tax treatment of the Spin-off

Dividend tax

No Dutch dividend tax shall become due in respect of the allocation of newly issued Shares and/or the cash payment with respect to the fractional entitlement to the holders of ArcelorMittal shares as a result of the spin-off.

Income tax

Resident holders: A holder who is a private individual and a resident, or treated as being a resident of the Netherlands for the purposes of Dutch income tax, must record the ArcelorMittal shares as assets that are held in box 3. Taxable income with regard to the ArcelorMittal shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realised. This deemed return is fixed at a rate of 4% of the average of the holder’s yield basis (rendementsgrondslag) at the beginning of the calendar year and the yield basis at the end of the calendar year, insofar as the average concerned exceeds a certain threshold. Such average is determined as the fair market value of certain qualifying assets held by the holder of the ArcelorMittal shares, less the fair market value of certain qualifying liabilities on 1 January and 31 December, divided by two. The fair market value of the ArcelorMittal shares will be included as an asset in the holder’s yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%. The allocation of newly issued Shares and/or the cash payment, in return for any fractional entitlement, to these holders of ArcelorMittal shares as a result of the spin-off is, as such, not subject with Dutch income tax. The Shares and the cash received in return for the fractional entitlement, if any, in relation to the spin-off must, following the spin-off, be recorded as assets that are held in box 3, similar to the ArcelorMittal shares.

Non-resident holders: A holder of ArcelorMittal shares who is a private individual and neither a resident, nor treated as being a resident of the Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of the allocation of newly issued Shares and/or the Cash Payment as a result of the spin-off.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment: A holder which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of the Netherlands, or a non-resident having (or treated as having) a permanent establishment in the Netherlands to which the ArcelorMittal shares are attributable, is, in consequence of the spin-off, deemed to have transferred its ArcelorMittal shares against their fair market value. A capital gain, being computed as the difference between the fair market value of the ArcelorMittal shares and their tax book value for the respective holder of ArcelorMittal shares, is in principle taxed at rates of up to 25.5%.

However, these holders of ArcelorMittal shares should in principle be able to claim roll-over relief in relation to the allocation of the newly issued Shares as a result of which a capital gain does not need to be recognized, in which case the tax book value of the ArcelorMittal shares must be attributed to the ArcelorMittal shares and the newly issued Shares on a pro rata parte basis.

No roll-over relief is available with respect to the Cash Payment made to these holders of ArcelorMittal shares in relation to the spin-off. Such Cash Payment is therefore taxed at rates of up to 25.5%.

Non-resident holders: A holder which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of the Netherlands, having no permanent establishment in the Netherlands (and not treated as having such a permanent establishment), will not be subject to such tax in respect of the allocation of newly issued Shares and/or the Cash Payment as a result of the spin-off.

Other taxes

No Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the allocation of newly issued Shares and/or the Cash Payment as a result of the spin-off.

Dutch tax regime of the holding and disposal of Shares

Dividend tax

The Company is not required to withhold Dutch dividend tax in respect of distributions made on the Shares.

Income tax

Resident holders: A holder who is a private individual and a resident, or treated as being a resident of the Netherlands for the purposes of Dutch income tax, must record the Shares as assets that are held in box 3. Taxable income with regard to the Shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realised. This deemed return is fixed at a rate of 4% of the average of the holder’s yield basis (rendementsgrondslag) at the beginning of the calendar year and the yield basis at the end of the calendar year, insofar as the average concerned exceeds a certain threshold. Such average is determined as the fair market value of certain qualifying assets held by the holder of the Shares, less the fair market value of certain qualifying liabilities on January 1 and December 31, divided by two. The fair market value of the Shares will be included as an asset in the holder’s yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%.

Luxembourg dividend tax which is withheld with respect to proceeds from the Shares will generally be creditable for Dutch income tax purposes.

Non-resident holders: A holder who is a private individual and neither a resident, nor treated as being a resident of the Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of benefits derived from the Shares.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment: A holder which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of the Netherlands, or a non-resident having (or treated as having) a permanent establishment in the Netherlands to which the Shares are attributable, is taxed in respect of benefits derived from the Shares at rates of up to 25.5%.

Luxembourg dividend tax which is withheld with respect to proceeds from the Shares will generally be creditable for Dutch corporate income tax purposes.

Non-resident holders: A holder which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of the Netherlands, having no permanent establishment in the Netherlands (and not treated as having such a permanent establishment), will not be subject to such tax in respect of benefits derived from the Shares.

Gift and inheritance tax

Resident holders: Dutch gift tax or inheritance tax (schenk- of erfbelasting) will arise in respect of an acquisition (or deemed acquisition) of Shares by way of a gift by, or on the death of, a holder of Shares who is a resident, or treated as being a resident, of the Netherlands for the purposes of Dutch gift and inheritance tax.

Non-resident holders: No Dutch gift tax or inheritance tax will arise in respect of an acquisition (or deemed acquisition) of Shares by way of a gift by, or on the death of, a holder of Shares who is neither a resident, nor treated as being a resident, of the Netherlands for the purposes of Dutch gift and inheritance tax.

Other taxes

No Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the holding or disposal of the Shares.

Certain French Income Tax Considerations

The following is a summary of certain material French tax consequences that are likely to be relevant to French resident investors in respect of their investment in the Company’s shares.

This summary is of general nature only and does not purport to be a comprehensive description of all the French material tax considerations which may be relevant to the receipt of the Company’s shares, nor to the decision to purchase, hold or dispose of the Company’s shares. It is based on the laws, regulations, practice and applicable tax treaties in force in France as at the date of this prospectus, all of which are subject to change, possibly with retroactive effect. More particularly, the following summary does not take into account the tax measures included in the finance bill for 2011 n°555 adopted by the Assemblée Nationale on 17 November 2010 and submitted under n°110 to the Sénat for discussions on 18 November 2010 (the “2011 Finance Bill”). For information, these tax measures notably provide: (i) for revenues received as from 2010, the increase to 41% of the current 40% marginal rate of individual income tax, (ii) for dividends received as from 2011, the increase to 19% of the 18% flat-rate tax, (iii) for dividends received as from 2010, the cancellation of the 50% tax credit, (iv) for sales of securities realized as from 2011, the increase to 19% of the 18% proportional tax rate on capital gains and the cancellation of the €25,830 threshold, and (v) for the increase to 12.3% of the current 12.1% global rate of social security contributions for capital gains realized as from 2010 on sale of securities and for dividends received as from 2010 or, as from 2011 if such dividends are subject to the 18% flat-rate or distributed through a French paying agent and subject to individual income tax at the progressive rate. The 2011 Finance Bill is still under discussion in the French Parliament as at the date of the Prospectus. Some further changes may thus be implemented.

This summary does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules. French holders of ArcelorMittal shares and/or Company’s shares should consult their own tax advisors as to the particular French tax consequences of the receipt of the Company’s shares and/or of the holding or disposal of the Company’s shares.

As used herein, a “French individual” is an individual who is a resident of France for tax purposes, is subject to personal income tax (impôt sur le revenu) and owns the ArcelorMittal and the Company’s shares as private assets (otherwise than through a fixed base outside France) and a “French legal entity” is a legal entity which is a French tax resident subject to corporate income tax (impôt sur les sociétés) which does not own its interests in ArcelorMittal or the Company through a permanent establishment outside France, and which does not hold an interest in ArcelorMittal or the Company that would qualify as participation shares (titres de participation) or other interest representing more than 5% of ArcelorMittal or the Company’s share capital and benefit from a taxation at a reduced rate. “French holders” shall mean all these holders collectively.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING LEGAL OR TAX ADVICE. SHAREHOLDERS OR PROSPECTIVE SHAREHOLDERS ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE RECEIPT, ANY PURCHASE, OWNERSHIP OR DISPOSAL OF THE SHARES. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

French tax treatment of the Spin-off

Unless a tax ruling is obtained from the French tax authorities with respect to the tax treatment of French resident shareholders of ArcelorMittal, the distribution of the Company’s shares to the French resident shareholders of ArcelorMittal upon the spin-off will be treated as a dividend distribution for tax purposes and will be taxable in the hands of the latter under the same tax regime as dividends.

French individuals

French individuals will be subject to personal income tax and to related social security contributions on the income corresponding to the fair market value of the Company’s shares received in the spin-off increased, as the case may be, by the fraction of the proceeds generated from the sale by ArcelorMittal of the Company’s fractional shares, under the same conditions as described in paragraph “Taxation of dividends — French individuals”.

If the Company’s shares are distributed through a French paying agent, or through a paying agent established within the EEA and expressly authorized for this purpose, and prior to the distribution, French individuals will have to advance to the paying agent the sums corresponding to the applicable social security contributions as well as, in case of election for the 18% flat-rate tax, to the 18% tax (to be increased to 19% in 2011 under the 2011 Finance Bill), in order for the paying agent to report and pay the corresponding amounts to the French tax authorities on behalf of the taxpayer (see “-Taxation of dividends — French individuals” below), failing which the paying agent will be entitled to sell, on behalf of the taxpayer, the required number of Company’s shares or retain, as the case may be, the fraction of the proceeds that such taxpayer may be entitled to as a result of the sale by ArcelorMittal of fractional Company’s shares, in order to proceed to the payment of the related social security contributions and, as the case may be, of the 18% flat-rate. Under the 2011 Finance Bill, the 18% flat-rate would be increased to 19% for dividends received as from 2011 and the social security contributions from 12.1% to 12.3% for dividends received as from 2010 or, as from 2011 if such dividends are subject to the 18% flat-rate or distributed through a French paying agent and subject to individual income tax at the progressive rate.

Capital gains on the subsequent disposal of the Company’s shares will be computed by reference to the fair market value of the Company’s shares at the time of the spin-off.

Specific tax treatment applicable to ArcelorMittal shares held in a Share Savings Plan (Plan d’Épargne en Actions — “PEA”)

Company’s shares are eligible to be held in a PEA.

As a result, shareholders whose ArcelorMittal shares are held in a PEA will benefit from an exemption from personal income tax on the distribution income corresponding to the Company’s shares provided that they will register the Company’s shares and keep the fraction of the proceeds received, as the case may be, as a result of the sale by ArcelorMittal of Company’s fractional shares, in their PEA and that all other requisite conditions for the application of the PEA regime, and notably the requisite holding periods, are met (see paragraph “Taxation of dividends — French individuals” below).

Upon closure of the PEA (if it takes place more than five years after the opening of the PEA) or upon a partial withdrawal (if it takes place more than eight years after the opening of the PEA), the net gain realised since the opening of the PEA will benefit from an exemption from personal income tax but will be subject to social security contributions (currently at a global rate of 12.1% (to be increased to 12.3% under the 2011 Finance Bill) but the effective rate of such contributions will depend on the date when the related gain will be realised).

French legal entities

French legal entities will be required to include in their taxable income subject to corporate income tax the income corresponding to the fair market value of the Company’s shares received in the spin-off increased, as the case may be, by the fraction of the proceeds received as a result of the sale by ArcelorMittal of Company’s fractional shares, under the same conditions as described in the “- Taxation of dividends — French legal entities”.

Capital gains on the subsequent disposal of Company’s shares will be computed by reference to their fair market value at the time of the spin-off.

French tax regime of the holding and disposal of Company’s shares

Taxation of dividends

Pursuant to Article 19-3-b of the tax treaty dated April 1, 1958 between France and Luxembourg (the “Treaty”), France grants a tax credit for the withholding tax levied in Luxembourg on dividends. The amount of such tax credit is equal to the withholding tax as reduced by the Treaty that is, generally, 15/85 of the net amount of the dividends, capped at the amount of the French tax due with respect to such dividends.

French individuals

Dividends received by French individuals are generally included in their taxable income of the relevant tax year and subject to personal income tax either:

(i)                          at a progressive rate (with a marginal rate of 40%, to be increased to 41% under the 2011 Finance Bill for dividends received as from 2010), under the following regime:

If the conditions set out in Article 158-3-2° of the Code général des impôts are satisfied with respect to such dividends, and provided that no election has been made for the 18% flat-rate tax (to be increased to 19% under the 2011 Finance Bill for dividends received as from 2011) on other distributions received during the same tax year (see below), an allowance of 40% (the “40% Allowance”) is first applied to the gross amount of the dividends, including the attached tax credit determined for the Luxembourg withholding tax.

Subject to the same condition and on the aggregate amount of dividends received during the same tax year after deduction of the 40% Allowance and of deductible expenses, an additional allowance is applied for an amount of (i) €3,050 for married couples subject to joint taxation as well as for signatories of a pacte civil de solidarité as defined under Article 515-1 of the Code civil (“PACS”) who are subject to joint taxation or (ii) €1,525 for single people, widows and widowers, divorcees or married people who file their tax returns separately.

Moreover, under Article 200 septies of the Code général des impôts, a tax credit is attributed to the French individual for an amount of 50% of the amount of dividends received (before application of the 40% Allowance and the €1,525 or €3,050 allowance), capped for the aggregate amount of dividends received in the same year at (i) €230 for married couples subject to joint taxation as well as for signatories of PACS subject to joint taxation or (ii) €115 for single taxpayers, widows and widowers, divorcees or married people who file their tax returns separately. This tax credit can be set off against the total personal income tax liability (after deduction of the foreign tax credit) or may be refunded if its amount exceeds by at least €8 that of the total personal income tax liability. The 2011 Finance Bill however provides for the cancellation of such tax credit for dividends received as from 2010.

(ii)                       upon election by the taxpayer, at an 18% flat-rate (to be increased to 19% under the 2011 Finance Bill for dividends received as from 2011) if the conditions set out in Article 117 quater of the Code général des impôts are satisfied in respect of such dividends.

If dividends are paid by a French paying agent, the election for the 18% flat-rate tax shall be made by the taxpayer with the paying agent prior to the receipt of the dividends and the 18% tax is withheld at the time of payment by the French paying agent who then will report and pay on behalf of the French taxpayer, the 18% tax to the French tax authorities.

If dividends are paid by a foreign paying agent, the 18% tax is either (i) paid to the French tax authorities by the French taxpayer within the first fifteen days of the month following the month of payment or (ii) if the paying agent is established in a country within the EEA (to the exclusion of Lichtenstein), and upon written authorization from the French taxpayer, withheld at the time of payment by the paying agent who will report and pay on behalf of the French taxpayer the 18% flat-rate tax to the French tax authorities.

Dividends are further subject to the following social security contributions: the general social contribution (contribution sociale généralisée — CSG) at the rate of 8.2% (of which 5.8% is deductible from the aggregate taxable income of the taxpayer, in the absence of election for the 18% flat-rate on the relevant dividends), the social levy (prélèvement social) at the rate of 2% (to be increased to 2.2% under the 2011 Finance Bill for dividends received as from 2010 or, as from 2011 if such dividends are subject to the 18% flat-rate or distributed through a French paying agent and subject to individual income tax at the progressive rate), the contribution for the repayment of the social debt (contribution au remboursement de la dette sociale — CRDS) at the rate of 0.5% and the contributions payable in addition to the social levy at the respective rates of 0.3% and 1.1%, giving a global rate of 12.1% of social security contributions (increased to 12.3% under the 2011 Finance Bill). These social security contributions are recovered under similar rules as those applicable to the 18% flat-rate tax when the dividend is paid by a French paying agent.

The tax credit granted by France in respect of the Luxembourg withholding tax can be set off against the personal income tax and thereafter against the social security contributions due in respect of the relevant dividends; any excess may neither be refunded nor carried forward.

Specific tax treatment applicable to Company’s shares held in Share Savings Plans (plan d’épargne en actions — PEA)

Company’s shares are eligible to be held in a PEA.

Under certain conditions, a PEA confers the right (i) during the duration of the PEA, to an exemption from income tax and social related contributions on the net proceeds and net capital gains resulting from investments made through a PEA, provided that these proceeds and capital gains are kept in the PEA and (ii) upon closure of the PEA (if it takes place more than five years after the opening of the PEA) or after a partial withdrawal (if is takes place more than eight years after the opening of the PEA), to an income tax exemption on the net gain realised since the opening of the PEA. These proceeds and capital gains remain nevertheless subject to social related contributions (currently at a total rate of 12.1% (to be increased to 12.3% under the 2011 Finance Bill) but the effective rate of such contributions depends on the date when such gain will be realised). Specific rules apply to the use of capital losses realised within a PEA; investors are invited to consult their tax advisor on this issue.

A withdrawal from a PEA in the form of a life annuity is subject to a specific tax regime not described herein.

Dividends received under a PEA will also carry the right to a tax credit equal to 50% of the dividend and capped at €115 or €230 depending on the family situation of the beneficiary as indicated above. The 2011 Finance Bill however provides for the cancellation of such tax credit for dividends received as from 2010. Individuals owning Company’s shares in a PEA will not be able to use the tax credit granted by France in respect of the Luxembourg withholding tax.

French legal entities

Gross dividends (including the Luxembourg withholding tax) received by French legal entities will be subject to corporate income tax at the current standard rate of 33 1/3% (or, as the case may be, at the reduced rate of 15% within the limit of €38,120 of taxable income per twelve-month period for companies that meet the conditions of Article 219 I-b of the Code général des impôts, that is, which have a yearly turnover net of tax of less than €7,630,000 and with a fully paid up share capital of which at least 75% is held by individuals or by companies which themselves satisfy the conditions relating to turnover and share capital ownership), increased, as the case may be, by the social related contribution of 3.3% assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per twelve-month period (Article 235 ter ZC of the Code général des impôts).

The tax credit granted by France in respect of the Luxembourg withholding tax is offsettable against the corporate income tax and not the social related contribution; any excess may neither be refunded nor carried forward. Under the 2011 Finance Bill and for fiscal years opened as from January 1, 2011, the excess would be offsettable against the corporate income tax due in respect of revenues of a similar nature of the two following fiscal years, the excess being then considered as a deductible charge for corporate income tax purposes, of the following fiscal year.

Taxation of capital gains

The capital gains, if any, realised by French holders on the disposal of their Company’s shares held may be subject to tax in France but not in Luxembourg in accordance with Article 18 of the tax treaty dated April 1, 1958 between France and Luxembourg.

French individuals

Pursuant to Article 150-0 A of the Code général des impôts, capital gains realised by French individuals on the sale of Company’s shares will be subject to personal income tax at the proportional rate of 18% from the first euro if the total amount of transfers of securities realised during the calendar year exceed a threshold currently set at €25,830 by household. Under the 2011 Finance Bill, capital gains realized by French individuals as from 2011 on the sale of Company’s shares will be subject to personal income tax at the proportional rate of 19% from the first euro, irrespective of the total amount of transfers of securities realized by their household. Capital gains are also subject to social related contributions at the total rate of 12.1% (to be increased to 12.3% under the 2011 Finance Bill) from the first euro, irrespective of the total amount of transfers of securities realised during the calendar year.

Under Article 150-0 D 11 of the Code général des impôts, capital losses incurred during a fiscal year may offset capital gains of the same nature realised over the same year or the ten following years, so long as these capital losses result from taxable transactions, which, among other things, implies that the threshold described above (currently set at €25,830) was exceeded during the year that the capital loss occurred. Under the 2011 Finance Bill, this condition is no longer applicable.

It should be noted that Article 150-0 D bis of the Code général des impôts provides for a total or partial income tax exemption on capital gains realised on the transfer of shares, when shares have been held during at least six years. French holders are urged to consult their own tax advisers to determine whether they may be entitled to these provisions.

Specific tax treatment applicable to Company’s shares held in a PEA

See further “- Taxation of dividends — French individuals”.

French legal entities

Capital gains realised upon the transfer of Company’s shares will be, in principle, subject to corporate income tax under the same conditions as mentioned in the paragraph “- Taxation of dividends — Legal entities”.

Capital losses incurred as a result of the transfer of Company’s shares will, in principle, be deductible from the taxable income subject to corporate income tax.

Wealth tax

Company’s shares held by French individuals among their private assets will have to be included in their taxable estate and subject to, if applicable, French wealth tax (Impôt de solidarité sur la fortune).

Inheritance and gift tax

Company’s shares acquired by French individuals through inheritance or as a gift will be subject to inheritance tax or gift tax.

Transfer tax

Disposals of Company’s shares are as a rule not subject to registration taxes in France, provided that they are not recorded in an agreement entered into in France.

Certain Spanish Income Tax Considerations

The following is a summary of certain material Spanish tax consequences that are likely to be relevant to Spanish resident investors in respect of their investment in the Shares.

This summary is of general nature only and does not purport to be a comprehensive description of all the Spanish material tax considerations which may be relevant to the receipt of the Shares, nor to the decision to purchase, hold or dispose of the Shares. It is based on the laws, regulations, practice and applicable tax treaties in force in Spain as at the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

This summary does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules. Spanish holders of ArcelorMittal shares and/or Shares should consult their own tax advisors as to the particular Spanish tax consequences of the receipt of the Shares and/or of the holding or disposal of the Shares.

As used herein, a “Spanish individual” is an individual who is a resident of Spain for tax purposes, is subject to personal income tax (Impuesto sobre la Renta de las Personas Físicas) and owns the ArcelorMittal and the Shares as private assets, and a “Spanish legal entity” is a legal entity which is a Spanish tax resident subject to corporate income tax (Impuesto sobre Sociedades) which does not own its interests in ArcelorMittal or the Company through a permanent establishment outside Spain. “Spanish holders” shall mean all these holders collectively.

This information has been prepared in accordance with the following Spanish tax legislation in force as of the date of this offering memorandum:

•                               for Spanish individuals which are subject to the personal income tax (“PIT”), Law 35/2006, dated November 28, 2006, on personal income tax and partial amendment to corporate tax law and non-residents income tax law, as amended by Law 26/2009, of December 23, 2009, promulgating the General State Budget for 2010, and Royal Decree 439/2007, dated March 30, 2007, enacting the personal income tax regulations, along with Law 29/1987, dated December 18, 1987 on inheritance and gift tax; and

•                               for Spanish legal entities which are subject to the corporate income tax (“CIT”), Royal Legislative Decree 4/2004, dated March 5, 2004 promulgating the consolidated text of the corporate income tax law, as amended by Law 26/2009, of December 23, 2009 promulgating the General State Budget for 2010, and Royal Decree 1777/2004, dated July 30, 2004 promulgating the corporate income tax regulations.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING LEGAL OR TAX ADVICE. SHAREHOLDERS OR PROSPECTIVE SHAREHOLDERS ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE RECEIPT, ANY PURCHASE, OWNERSHIP OR DISPOSAL OF THE SHARES. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

Spanish tax treatment of the Spin-off

Spanish resident (individual and corporate) shareholders of ArcelorMittal will not realise any capital gains upon the receipt of the Shares in the event of the spin-off in application of the roll-over mechanism provided for in Articles 83 and onwards of the Spanish Corporate Income Tax Law (“CIT Law”) (which follows the EU Directive 90/434/CEE), as they will receive the Shares in exchange for shares in ArcelorMittal in accordance with the exchange ratio and on the basis of their respective holdings in ArcelorMittal. Should the shareholders of ArcelorMittal receive, in addition to the Shares, a cash payment compensation (i.e. fractional Shares), the latter should not realise any capital gains thereon provided that such cash payment does not exceed 10% of the nominal value of the Shares received.

As a consequence of the roll-over mechanism (non-realisation of the capital gains), the Shares received by the Spanish resident shareholders of ArcelorMittal in the event of the spin-off will keep the same acquisition value and date as the shares they hold in ArcelorMittal. The historical acquisition value of the shares in ArcelorMittal will be allocated between the ArcelorMittal shares and the Shares on the basis of the ratio existing between the two categories of shares.

Spanish resident (individual and corporate) shareholders will still have the possibility to opt for realising the capital gains arising from the receipt of the Shares for a portion of their shareholding in ArcelorMittal in the event of the spin-off. In such a case, the Spanish shareholders will be fully subject to Spanish taxation on the capital gains realised, unless they can rely on any of the applicable exemptions provided for by the CIT Law (see “- Taxation of capital gains” below).

Spanish tax regime of the holding and disposal of Shares

Taxation of dividends

Spanish individual: Dividends will be considered as financial income subject to PIT and will be subject to the following tax rates: (i) income up to € 6,000 will be taxed at the rate of 19% and (ii) the excess over such amount will be subject to a rate of 21%. However, the first €1,500 of any dividends received annually by an individual deriving from shares (such as the Shares) will be exempt from PIT, unless the relevant ordinary shares are acquired within the two-month period preceding the distribution date if within the two-month period following that date the holders transfer homogenous securities. If the Shares are not listed in a stock exchange mentioned in Directive 2004/39/CE, the abovementioned two-month period would be increased up to a one year term.

Expenses related to the management and deposit of the ordinary shares will be deductible, excluding those pertaining to discretionary or individual portfolio management.

Spanish legal entity: Dividends derived from the Shares obtained by legal entities which are resident in Spain for tax purposes will be subject to CIT. The general CIT rate is 30%. Special rates apply in respect of certain types of entities.

Dividends would be exempt from CIT if (i) the holder holds, directly or indirectly, an interest of at least 5% of the share capital of the Company for at least one year as of the relevant distribution date or it commits to hold the Shares for the time needed to complete such one-year holding period; (ii) the Company has been subject to an corporate income tax in its country of tax residency of an identical or analogous nature of that of CIT; and (iii) dividends distributed derived from the development of economic activities outside Spain as defined in the Spanish CIT regulations.

In case the abovementioned exemption do not apply, withholding tax charged (if any) on the country of tax residency of the Company could be credited against the taxpayers’ final CIT liability up to the tax liability that such dividend income would had according to CIT regulations. In addition, the CIT taxpayer obtaining a non-exempt dividend could benefit from a tax credit if it holds, directly or indirectly, an interest of at least 5% of the share capital of the Company for at least one year as of the relevant distribution date or it commits to hold the Shares for the time needed to complete such one-year holding period. The withholding tax credit and the tax credit cannot exceed, jointly, the total CIT liability derived from that dividend income.

Taxation of capital gains

Spanish individual: Upon the disposal of the Shares, Spanish tax-resident individuals will realise a capital gain or loss in an amount equal to the difference between the transfer value and the acquisition value of their ordinary shares calculated in accordance with the provisions set out the Spanish PIT Law (see “- Spanish tax treatment of the Spin-off”). Costs and expenses effectively borne on the acquisition and/or disposal of the ordinary shares may be taken into account for this calculation, as long as they can be duly satisfied.

Capital gains realised by Spanish resident individuals are taxable in Spain. The capital gains will be subject to the following tax rates: (i) income up to €6,000 will be taxed at the rate of 19% and (ii) any excess above such amount will be subject to a rate of 21%, regardless of the period during which such individuals held the ordinary shares. The ordinary shares which were first acquired will be deemed to be those sold first (FIFO method).

Capital losses resulting from the disposal of the Shares, when similar securities are acquired within the two months preceding or following their disposal, will not be considered for tax purposes until such similar securities are transferred.

Spanish legal entity: Spanish-resident legal entities will realise a capital gain or loss in an amount equal to the difference between the transfer value and the acquisition value of the transferred ordinary shares. Capital gains will be subject to CIT at a rate of, generally, 30%.

Capital gains derived from the transfer of the Shares could be exempt from CIT if (i) the holder holds, directly or indirectly, an interest of at least 5% of the share capital of the Company for at least one year as of the date of the transfer; (ii) the Company has been subject to a corporate income tax in its country of tax residency of an identical or analogous nature of that of CIT; and (iii) income obtained by the Company in each and every year of tenancy of the Shares generating the capital gain must derive from the development of economic activities outside Spain as defined in the Spanish CIT regulations. This notwithstanding, please note that CIT Law provides for certain restrictions on the application of the abovementioned CIT exemption which should be carefully analyzed and, thus, each Spanish legal entity should seek its own tax advice.

Wealth tax

Spanish individual: Law 4/2008, effective as of January 1, 2008, effectively stated a 100% wealth tax deduction for all taxpayers, and, consequently, no wealth tax is due as from fiscal year 2008.

Spanish legal entity: Spanish tax resident legal entities are not subject to Spanish wealth tax.

Inheritance and gift tax

Spanish individual: Individuals resident in Spain for tax purposes who acquire ownership of ordinary shares by inheritance, gift or legacy will be subject to the Spanish inheritance and gift tax in accordance with the applicable Spanish regional and state rules. The applicable tax rates range between 0% and 81.6%, depending on the relevant circumstances.

Spanish legal entity: Spanish tax resident legal entities are neither subject to Spanish inheritance and gift tax. However, Spanish legal entities which are resident in Spain for tax purposes should include the market value of the ordinary shares received for free in the taxable income of their CIT.

Transfer tax

Regardless of the nature and residence of the holder, the acquisition and transfer of the Shares will be exempt from indirect taxes in Spain (i.e., exempt from transfer tax and stamp duty) in accordance with the consolidated text of such tax promulgated by Royal Legislative Decree 1/1993, dated September 24, 1993 and exempt from value added tax, in accordance with Law 37/1992, dated December 28, 1992 regulating such tax.

Material U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following discussion, subject to the assumptions and limitations herein, represents the opinion of Linklaters LLP as to the material U.S. federal income tax consequences of (i) receiving the Company’s ordinary shares (“Shares”) pursuant to the spin-off, and (ii) the ownership and disposition of Shares by a U.S. Holder (as defined below). This summary assumes that U.S. Holders have held their ArcelorMittal shares, and will hold the Shares, as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of ArcelorMittal or the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that currently hold their ArcelorMittal shares or will hold the Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S.

federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Shares by the partnership.

The summary assumes that the Company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, and existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE SPIN-OFF AND OF OWNING THE SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The Spin-off

A U.S. Holder receiving Shares will be treated as receiving a distribution from ArcelorMittal. The tax consequences of the distribution depend on whether the spin-off satisfies the conditions for tax-free treatment imposed by section 355 of the Code. While this determination is ultimately based on all the relevant facts and circumstances, the Company, based on the advice of Counsel, believes that the spin-off should qualify for tax-free treatment. However, no rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) concerning whether the spin-off qualifies for tax-free treatment and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested.

Assuming that the Spin-off satisfies all the requirements for tax-free treatment under section 355 of the Code, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes as a result of the receipt of Shares. A U.S. Holder must allocate its adjusted tax basis in its ArcelorMittal Shares over the Shares received and its existing ArcelorMittal Shares in proportion to their respective fair market values on the date of the Spin-off, and a U.S. Holder’s holding period in the Shares will include its holding period in the ArcelorMittal Shares.

The treatment of the receipt of cash in lieu of fractional shares is not free from doubt. Such cash will either be treated as a distribution in redemption of stock or as a dividend. The test of whether cash will be treated as a dividend or as a distribution in exchange for the fractional shares is based on all the facts and circumstances. In analogous situations, the IRS has ruled that cash received in lieu of fractional shares was received in a redemption of company stock which was not essentially equivalent to a dividend. However, it is possible that the IRS will take a different view here and require a U.S. Holder to treat the cash received in respect of fractional shares as a dividend. In this case, U.S. Holders would be treated as having received a dividend to the extent of ArcelorMittal’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and would be subject to U.S. tax in accordance with the rules describe below in “Ownership and disposition of Shares —Dividends”. If the receipt of cash in lieu of fractional shares is treated as a distribution in exchange for the fractional shares, a U.S. Holder would allocate its adjusted tax basis in its ArcelorMittal shares over the Shares received, any fractional shares, and its existing ArcelorMittal Shares in proportion to their respective fair market values on the date of the spin-off. U.S. holders would then be treated as if they sold their fractional shares in exchange for the cash, as described below in “Ownership and Disposition of Shares —Sale or other Disposition.”

U.S. Holders are urged to consult with their own U.S. tax advisers on the potential U.S. tax consequences of the transaction, including the potential treatment of the transaction under Section 355 and the receipt of cash in lieu of fractional shares.

Ownership and disposition of Shares

Dividends

General. Distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Luxembourg withholding tax paid by the Company with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Shares and thereafter as capital gain. However, the Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to its Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

Foreign currency dividends. Dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the euros are converted into U.S. dollars at that time. If dividends received in euros are converted into U.S. dollars on the day they are received by the U.S. Holder, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of Luxembourg withholding taxes. As discussed in “Material Luxembourg tax considerations—Luxembourg tax regime of the holding of Shares—Withholding Tax,” under current law payments of dividends by the Company to foreign investors are subject to Luxembourg withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Luxembourg taxes withheld by the Company, and as then having paid over the withheld taxes to the Luxembourg taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Luxembourg income taxes withheld by the Company. For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the “passive income” basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Luxembourg taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Luxembourg taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate Luxembourg taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Luxembourg taxes.

Sale or other disposition

Upon a sale or other disposition of Shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. Any gain or loss will generally be U.S. source.

The amount realized on a sale or other disposition of Shares for an amount in euros will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Disposition of foreign currency

Foreign currency received on the sale or other disposition of a Share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to Shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

New legislation

Recently enacted legislation imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. The Shares are expected to constitute foreign financial assets subject to these requirements unless the Shares are held in an account at a domestic financial institution. U.S. Holders should consult their tax advisors regarding the application of this legislation.

Dividends and Paying Agents

The paying agent for European Shares (which are listed on the official list of the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris) is BNP Paribas Securities Services.

The paying agent for the New York Registry Shares (which are not listed on any U.S. exchange, but are eligible for trading on the OTC market) is Citibank.

Auditors

The Combined Financial Statements as of December 31, 2009, 2008, 2007 and January 1, 2007, for each of the three years in the period ended December 31, 2009, included in this prospectus have been audited by Deloitte S.A. of 560 rue de Neudorf, L-2220 Luxembourg, Grand Duchy of Luxembourg. Deloitte S.A. is a réviseur d’entreprises agréé, and is a member of the Institut des Réviseurs d’Entreprises, an independent registered public accounting firm, as stated in their report appearing in the prospectus. Such Combined Financial Statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Documents on Display

The following information may be obtained at the registered office of the Company and can be accessed at http://investors.arcelormittal.com:

•                               the spin-off proposal dated December 13, 2010;

•                               the draft notarial deeds containing the English language version of the Minutes of the extraordinary general meetings of shareholders of the Company and of ArcelorMittal approving the spin-off;

•                               the joint report of the board of directors of the Company and ArcelorMittal on the spin-off dated December 14, 2010;

•                               the expert reports on the spin-off proposal dated December 14, 2010;

•                               the English language version of the Articles of Association in effect as at the date of this prospectus;

•                               the audited opening balance sheet of the Company as at September 9, 2010;

•                               the interim balance sheet of ArcelorMittal as at September 30, 2010;

•                               the statutory financial statements (including management reports) of ArcelorMittal for the years ended December 31, 2007, 2008 and 2009; and

•                               a copy of the General Moly Offtake Agreement dated December 28, 2007 between the Company and General Moly, Inc. and a copy of the General Moly Extension Agreement dated April 16, 2010 between the Company and General Moly, Inc. and Nevada Moly, LLC.

Expenses

The total expenses relating to the publication of this prospectus and the admission of the Company’s ordinary shares to listing and trading on the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris, including legal and administrative expenses and fees paid to advisers, are expected to be approximately €9,000,000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a number of different market risks arising from its normal business activities. Market risk is the possibility that changes in raw materials prices, foreign currency exchange rates, interest rates, base metal prices and energy prices (oil, natural gas and electricity) will adversely affect the value of the Company’s financial assets, liabilities or expected future cash flows.

The fair value information presented below is based on the information available to management as of the date of the statement of financial position. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this prospectus since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that the Company could realize in current market transactions.

Risk Management

The Company is in the process of implementing strict policies and procedures to manage and monitor financial market risks. These risks are managed centrally by a group specializing in foreign exchange, interest rate, commodity, internal and external funding and cash and liquidity management. The Transitional Services Agreement provides that ArcelorMittal will provide the Company with treasury services for a certain period following the spin-off.

The Company uses financial derivative instruments to manage its exposure to fluctuations in interest rates, foreign exchange rates and commodity prices and energy and emission rights allowances arising from operating, financing and investment activities.

Derivative Instruments

The Company uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates, commodity prices and energy and emissions rights allowances arising from operating, financing and investment activities. The Company does not use derivative instruments for trading purposes. Changes in the fair value of derivative instruments are recognized in the statement of operations as the Company did not apply hedge accounting treatment under IAS 39 for any of the periods presented.

Derivatives used are conventional exchange-traded instruments such as futures and options, as well as non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

The Company’s portfolio of derivatives consists of transactions with ArcelorMittal Treasury, which, in turn, enters into offsetting positions with counterparties external to ArcelorMittal. The Company manages the counterparty risk associated with its derivative instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction, exposure limits based on the risk characteristics of the counterparty. The Company does not generally grant to or require from its counterparties guarantees over the risks incurred.

The Company’s portfolio associated with derivative financial instruments as of December 31, 2009 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions of U.S. dollars)

Foreign exchange rate instruments
Forward purchase of contracts	85	2	47	(2)
Forward sale of contracts	55	2	156	(4)
Total foreign exchange rate instruments		4		(6)
Raw materials (base metal)
Term contracts sales	3	—	31	(4)
Term contracts purchases	77	18	23	(3)
Total raw materials (base metal)		18		(7)
Total		22		(13)

Currency Exposure

Because a substantial portion of the Company’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (the Company’s reporting currency), the Company has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro and the Brazilian real, as well as fluctuations in the currencies of the other countries in which the Company has significant operations and/or sales, could have a material impact on the Company’s results of operations.

The Company faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, the Company may purchase raw materials in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby negatively impacting the Company’s operating margins.

The Company also faces translation risk, which arises when it translates the statement of operations of its subsidiaries, its corporate net debt and other items denominated in currencies other than the U.S. dollar for inclusion in the Historical Combined Financial Statements.

The Company hedges its net exposure to exchange rates through spot and derivative transactions.

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% variation in the value of the U.S. dollar against the other currencies to which the Company is exposed. This sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss, while a negative number indicates a decrease in profit or loss and other equity:

	Year Ended December 31,
	2009	2008	2007
	(in millions of U.S. dollars)
10% appreciation in U.S. dollar	(8)	(5)	5
10% depreciation in U.S. dollar	8	5	(5)

Interest Rate Exposure

Short-term Interest Rate Exposure and Cash

Cash balances, which are primarily denominated in euro and U.S. dollars, are managed according to the short-term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying the currency exposure.

Interest Rate Risk on Debt

The Company’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollars and euro according to general corporate needs.

The Company utilizes interest rate derivatives (mainly interest rate swaps) to manage its exposure to fluctuations in interest rates. Interest rate swaps enable it to adjust its exposure to fixed or floating interest rates either at inception or during the lifetime of a loan. The Company and its counterparty exchange, at predefined intervals, the difference between the agreed fixed and the variable rates, calculated on the basis of the notional amount of the swap.

The carrying amount and fair value of the Company’s interest bearing financial instruments as of December 31, 2009, 2008 and 2007 was as follows:

	As of December 31,
	2009		2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of U.S. dollars)
Instruments payable bearing interest at fixed rates	814	649	892	521	105	77
Instruments payable bearing interest at variable rates	694	658	786	476	874	643

The following table details the Company’s sensitivity to a change of 1% variation in interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant:

	As of December 31, 2009
	Rate Instrument	Interest Rate Swaps/Forward Rate Agreements	Cash Flow Sensitivity (net)
	(in millions of U.S. dollars)
1% rise	(5)	—	(5)
1% fall	5	—	5

Commodity Exposure

The Company utilizes derivative instruments such as forwards, swaps and options to manage its exposure to commodity and energy prices both through the purchase of commodities and energy and through sales contracts.

Fair values of raw material and energy instruments are as follows:

	Year Ended December 31,
	2009	2008	2007
	(in millions of U.S. dollars)
Base metals	11	(58)	(12)
Energy (oil)	—	(1)	—
Total	11	(59)	(12)

Assets associated with raw materials and energy	18	6	19
Liabilities associated with raw materials and energy	(7)	(65)	(31)
Total	11	(59)	(12)

The Company consumes large amounts of commodities (mainly nickel), the price of which is linked to the London Metals Exchange price index and energy (the price of which is linked to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, the Company is exposed to price volatility in respect of its purchases in the spot market and under its long term supply contracts.

The following table details the Company’s income sensitivity to a 10% variation in the prices of base metals. The sensitivity analysis include only outstanding, unmatured base metal derivative instruments both held for trading at fair value through the statement of operations and those designated as eligible for hedge accounting treatment.

	Year Ended December 31,
	2009	2008	2007
	(in millions of U.S. dollars)
+10% in prices	7	7	7
-10% in prices	(7)	(7)	(7)

HISTORICAL COMBINED FINANCIAL STATEMENTS

Deloitte	Deloitte S.A. 560, rue de Neudorf L-2220 Luxembourg B.P. 1173 L-1011 Luxembourg Tel: +352 451 451 Fax: +352 451 452 401 www.deloitte.lu

REPORT OF THE REVISEUR D’ENTREPRISES AGRÉÉ

To the Board of Directors and Shareholder
of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”)
ArcelorMittal, Société Anonyme
19, avenue de la Liberté

L-2930 Luxembourg

Report on the combined financial statements

Following our appointment by management of ArcelorMittal Société Anonyme, we have audited the accompanying combined financial statements of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”), which comprise the combined statements of financial position as of December 31, 2009, 2008 and 2007, and the combined statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes.

ArcelorMittal‘s responsibility for the combined financial statements

The Management of ArcelorMittal is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Responsibility of the réviseur d’entreprises agréé

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the Institut des reviseurs d’entreprises. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the judgment of the réviseur d’entreprises agréé, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the réviseur d’entreprises agréé considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Société Anonyme

RCS Luxembourg B 67.895

Autorisation d’établissement: n°88607

Member of Deloitte Touche Tohmatsu

Opinion

In our opinion, the combined financial statements give a true and fair view of the combined financial position of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”) as of December 31, 2009, 2008, 2007 and January 1, 2007, and of its combined financial performance and its combined cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as adopted by the European Union.

In addition, as discussed in Note 1, the combined financial statements of the Company include allocation of certain general corporate overhead costs from ArcelorMittal, the parent company of the entities included in the combined financial statements. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from ArcelorMittal.

Deloitte S.A.

Réviseur d’entreprises agréé

/s/ Eric van de Kerkhove
Eric van de Kerkhove
Partner

September 29, 2010
560, rue de Neudorf
L-2220 Luxembourg

APERAM

Combined Statements of Financial Position

(millions of U.S. dollars)

	December 31,			January 1,
	2009	2008	2007	2007
ASSETS
Current assets:
Cash and cash equivalents	118	126	603	316
Restricted cash	—	2	—	—
Trade accounts receivable (note 5)	324	497	748	905
Inventories (note 6)	1,089	1,295	1,758	1,929
Prepaid expenses and other current assets (note 7)	579	789	1,219	564
Total current assets	2,110	2,709	4,328	3,714
Non-current assets:
Goodwill and intangible assets (note 8)	1,045	973	1,121	978
Property, plant and equipment (note 9)	3,193	3,106	3,610	3,089
Investments in associates (note 10)	132	2	3	—
Other investments (note 11)	103	47	174	46
Deferred tax assets (note 18)	173	182	23	32
Other assets (note 12)	377	321	291	275
Total non-current assets	5,023	4,631	5,222	4,420
Total assets	7,133	7,340	9,550	8,134

The accompanying notes are an integral part of these combined financial statements.

APERAM

Combined Statements of Financial Position

(millions of U.S. dollars)

	December 31,			January 1,
	2009	2008	2007	2007
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 14)	506	874	499	988
Trade accounts payable	608	721	1,257	1,328
Short-term provisions (note 19)	39	122	76	83
Accrued expenses and other liabilities (note 20)	488	512	522	411
Income tax liabilities (note 18)	2	24	54	37
Total current liabilities	1,643	2,253	2,408	2,847
Non-current liabilities:
Long-term debt, net of current portion (note 14)	1,375	1,206	805	615
Deferred tax liabilities (note 18)	178	251	421	317
Deferred employee benefits (note 22)	193	191	214	206
Long-term provisions (note 19)	136	127	153	116
Other long-term obligations	19	33	29	31
Total non-current liabilities	1,901	1,808	1,622	1,285
Total liabilities	3,544	4,061	4,030	4,132

Commitments and contingencies (note 21 and note 23)

Equity (note 16):
Capital employed	2,995	3,233	4,026	3,339
Foreign currency translation adjustments	535	12	536	—
Unrealized gain on available-for-sale securities	53	22	39	14
ArcelorMittal’s net investment	3,583	3,267	4,601	3,353
Non-controlling interests	6	12	919	649
Total equity	3,589	3,279	5,520	4,002

Total liabilities and equity	7,133	7,340	9,550	8,134

The accompanying notes are an integral part of these combined financial statements.

APERAM

Combined Statements of Operations

(millions of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
Sales	4,235	8,358	9,219
(including 146, 358 and 298 of sales to related parties in 2009, 2008 and 2007, respectively)
Cost of sales	4,145	7,488	7,768
(including depreciation and impairment of 333,339 and 275 and 625, 403 and 205 of purchases from related parties in 2009, 2008 and 2007, respectively)
Gross margin	90	870	1,451
Selling, general and administrative	297	488	548
Operating (loss) income	(207)	382	903
Income from other investments	2	—	—
Interest income (note 17)	10	59	36
Interest expense and other net financing costs (note 17)	(12)	(282)	(153)
(Loss) income before taxes	(207)	159	786
Income tax (benefit) expense (note 18)	(57)	61	227
Net (loss) income (including non-controlling interests)	(150)	98	559
Net (loss) income attributable to
ArcelorMittal’s net investment	(150)	59	398
Non-controlling interests	—	39	161
Net (loss) income (including non-controlling interests)	(150)	98	559

The accompanying notes are an integral part of these combined financial statements.

APERAM

Combined Statements of Comprehensive Income (Loss)

(millions of U.S. dollars)

	Year ended December 31,
	2009		2008		2007
Net (loss) income (including non-controlling interests)		(150)		98		559

Available-for-sale investments:
Gain (loss) arising during the period (net of tax (expense) benefit of (13), 38 and (14) for 2009, 2008 and 2007, respectively)	31		(72)		31
Reclassification adjustments for loss included in the statement of operations (net of tax benefit of 21)	—		39		—
	31		(33)		31
Exchange differences arising on translation of foreign operations (net of tax (expense) benefit of (82), 117 and nil for 2009, 2008 and 2007, respectively)	510		(666)		681

Share of other comprehensive income related to associates	12		—		—

Total other comprehensive income (loss)	553		(699)		712

Total other comprehensive income (loss) attributable to:
ArcelorMittal’s net investment	554		(698)		561
Non-controlling interests	(1)		(1)		151
		553		(699)		712
Net comprehensive income (loss)		403		(601)		1,271

Net comprehensive income (loss) attributable to:
ArcelorMittal’s net investment		404		(639)		959
Non-controlling interests		(1)		38		312
Net comprehensive income (loss)		403		(601)		1,271

The accompanying notes are an integral part of these combined financial statements.

APERAM

Combined Statements of Changes in Equity

(millions of U.S. dollars)

			Unrealized
		Foreign	Gains (Losses)
		Currency	on Available
		Translation	for Sale	ArcelorMittal’s net	Non-controlling	Total
	Capital Employed	Adjustments	Securities	investment	interests	Equity
Balance at January 1, 2007	3,339	—	14	3,353	649	4,002

Net income	398	—	—	398	161	559
Other comprehensive income	—	536	25	561	151	712
Total comprehensive income	398	536	25	959	312	1,271
Recognition of share-based payments	3	—	—	3	—	3
Capital transactions with ArcelorMittal (note 16)	459	—	—	459	—	459
Dividends	(173)	—	—	(173)	(42)	(215)
Balance at December 31, 2007	4,026	536	39	4,601	919	5,520

Net income	59	—	—	59	39	98
Other comprehensive loss	—	(665)	(33)	(698)	(1)	(699)
Total comprehensive income (loss)	59	(665)	(33)	(639)	38	(601)
Recognition of share-based payments	6	—	—	6	—	6
Capital transactions with ArcelorMittal (note 16)	817	—	—	817	—	817
Dividends	(928)	—	—	(928)	(69)	(997)
Acquisition of non-controlling interests (note 4)	(747)	141	16	(590)	(876)	(1,466)
Balance at December 31, 2008	3,233	12	22	3,267	12	3,279

Net loss	(150)	—	—	(150)	—	(150)
Other comprehensive income (loss)	—	523	31	554	(1)	553
Total comprehensive income (loss)	(150)	523	31	404	(1)	403
Recognition of share-based payments	5	—	—	5	—	5
Capital transactions with ArcelorMittal (note 16)	113	—	—	113	—	113
Dividends	(206)	—	—	(206)	(5)	(211)
Balance at December 31, 2009	2,995	535	53	3,583	6	3,589

The accompanying notes are an integral part of these combined financial statements.

APERAM

Combined Statements of Cash Flows

(millions of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
Operating activities:
Net (loss) income	(150)	98	559
Adjustments to reconcile net (loss) income to net cash provided by operations and payments:
Depreciation	319	319	275
Impairment	14	20	—
Interest expense	119	123	103
Income tax (benefit) expense	(57)	61	227
Write-downs of inventories to net realizable value and expense related to onerous supply contracts (*)	70	167	66
Labor agreements and separation plans	—	75	3
Impairment of financial assets	3	61	1
Unrealized (gains) losses on derivative instruments	(70)	41	34
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(67)	(102)	(47)
Changes in operating assets, liabilities and provisions, net of effects from acquisitions:
Trade accounts receivable	238	232	270
Inventories	200	95	340
Interest paid (net)	(94)	(68)	(32)
Income taxes paid	(17)	(42)	(185)
Trade accounts payable	(161)	(500)	(220)
Cash paid for separation plans	(46)	—	—
Other working capital and provisions movements	(87)	(92)	(8)
Net cash provided by operating activities	214	488	1,386
Investing activities:
Purchase of property, plant and equipment	(115)	(248)	(276)
Acquisitions of net assets of subsidiaries	—	(22)	(2)
Loans under cash pooling arrangements (net)	192	60	(252)
Other investing activities (net)	13	(15)	8
Net cash provided by (used in) investing activities	90	(225)	(522)
Financing activities:
Proceeds from short-term debt	49	83	49
Proceeds from long-term debt	57	99	282
Payments of short-term debt	(280)	(281)	(468)
Payments of long -term debt	(46)	(6)	(8)
Borrowings under cash pooling arrangements (net)	(10)	114	(317)
Dividends paid to ArcelorMittal	(151)	(960)	(160)
Acquisitions of non-controlling interests	—	(51)	—
Dividends paid to non-controlling shareholders	(5)	(103)	(20)
Change in ArcelorMittal’s net investment (**).	55	333	—
Other financing activities (net)	(8)	8	(5)
Net cash used in financing activities	(339)	(764)	(647)
Effect of exchange rate changes on cash	27	24	70
Net (decrease) increase in cash and cash equivalents	(8)	(477)	287
Cash and cash equivalents:
At the beginning of the year	126	603	316
At the end of the year	118	126	603

*                 Refer to note 6 for more information on inventory write-downs and note 19 for more information on onerous contracts

**          Includes cash flows resulting from legal reorganizations between APERAM and ArcelorMittal. Refer to note 16 for more information on changes in ArcelorMittal’s net investment.

The accompanying notes are an integral part of these combined financial statements.

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND COMBINATION

Nature of business

APERAM (formerly known as ArcelorMittal Stainless & Specialty Steels) (the “Company”) is a wholly-owned subsidiary of ArcelorMittal (“ArcelorMittal”) that was incorporated on September 9, 2010 to own certain operating subsidiaries of ArcelorMittal which primarily comprise ArcelorMittal’s stainless steel and nickel alloys business. This business will be transferred to the Company prior to the distribution of all its outstanding common shares to shareholders of ArcelorMittal. The initial capitalization was forty thousand U.S. dollars. Prior to its ownership of ArcelorMittal’s stainless steel and nickel alloys business and certain other entities, the Company did not have any operations. These combined financial statements were authorized for issuance on September 28, 2010 by APERAM’s Board of Directors.

APERAM is a global stainless steel producer with an annual capacity of 2.5 million tonnes in 2009. The Company’s production activities are concentrated in six main plants in Brazil, Belgium and France. Its worldwide-integrated distribution network is comprised of 19 service centers, 10 transformation facilities, and 30 sales offices including customer support.

The Company produces a broad range of stainless steel products and high value-added products including electrical steel (grain oriented, non-grain oriented, and non-grain oriented semi-processed steel), nickel alloys and specialties. The Company sells its products in local markets to a diverse range of customers, including automotive, construction, catering, medicine, oil and gas, aerospace, industrial processes, electronics and electrical engineering.

The following table provides an overview of the Company’s principal operating subsidiaries all of which are 100% owned by the Company:

Name of Subsidiary	Abbreviation	Country of Incorporation

Stainless & Electrical Steel

ArcelorMittal Stainless Belgium	AMSB	Belgium

ArcelorMittal Inox Brasil	Acesita or ArcelorMittal Inox Brasil	Brazil

ArcelorMittal Stainless France	AMSF	France

Alloys & Specialties

ArcelorMittal Stainless and Nickel Alloys	AMSNA	France

Services & Solutions

ArcelorMittal Stainless Service Germany GmbH	ArcelorMittal Stainless Service Germany GmbH	Germany

ArcelorMittal Stainless Service Italy Srl	ArcelorMittal Stainless Service Italy Srl	Italy

AM Inox Brazil Servicos	AM Inox Brazil Servicos	Brazil

ArcelorMittal Stainless Service France	ArcelorMittal Stainless Service France	France

ArcelorMittal Stainless Service USA, LLC	ArcelorMittal Stainless Service USA, LLC	USA

ArcelorMittal Stainless Precision Europe	ArcelorMittal Stainless Precision Europe	France

AM Inox Brazil Tubos	AM Inox Brazil Tubos	Brazil

Name of Subsidiary	Abbreviation	Country of Incorporation

ArcelorMittal Stainless Automotive Tube Czech Republic sro	ArcelorMittal Stainless Automotive Tube Czech Republic sro	Czech Republic

Basis of presentation

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and are presented in U.S. dollars with all amounts rounded to the nearest million.

The Company has prepared these combined financial statements for the year ended December 31, 2009 in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). When a subsidiary adopts IFRS later than the parent company, as is the case for APERAM, it may measure assets and liabilities required by the IFRS 1, based on the subsidiary’s date of transition to IFRSs. The Company has elected to prepare these IFRS combined financial statements assuming an IFRS transition date of January 1, 2007 and has applied the accounting principles effective as of the end of the year ended December 31, 2009 to all years presented in these combined financial statements. While APERAM and ArcelorMittal have never prepared, presented, or issued financial statements or financial information on the basis of the combination presented herein, prior to the Company’s first time adoption of IFRS, it reported financial information to ArcelorMittal in accordance with IFRS as adopted by ArcelorMittal. As required by IFRS 1, estimates made by the Company in preparing its first IFRS financial statements reflect the facts and circumstances which existed at the time such estimates were made. Accordingly, the estimates made by the Company to prepare these combined financial statements are consistent with those made in the historical reporting of financial information to ArcelorMittal. The result of the Company’s adoption of IFRS had no effect on the Company’s opening total equity balance as compared to the financial information reported to ArcelorMittal in accordance with IFRS as adopted by the European Union and the accounting policies of ArcelorMittal.

Where permitted, the Company has also early adopted certain standards. During this initial adoption of IFRS, the Company selected the same accounting policies under IFRS 1 as those applied by ArcelorMittal, except as indicated below.

The following transitional provisions of IFRS 1 have been applied on the first-time adoption of IFRS:

•                                Business combinations occurring on or after January 1, 2007 have been restated to comply with IFRS 3, “Business Combinations” (“IFRS 3 (2008)”), and IAS 27, “Consolidated and Separate Financial Statements” as revised in 2008 (“IAS 27 (2008)”). In accordance with the exemption provided by IFRS 1, IFRS 3 (2008) has not been retrospectively applied to business combinations which occurred before January 1, 2007. The Company has applied IAS 21, “The Effects of Changes in Foreign Exchange Rates,” retrospectively to fair value adjustments and goodwill for all business combinations that occurred before January 1, 2007 by measuring such fair value adjustments in the functional currency of the subsidiaries to which they relate and goodwill in the functional currency of the subsidiaries to which it was assigned.  IAS 27 (2008) requires transactions with non-controlling interests that do not result in a change in control to be treated as transactions with equity holders. Accordingly, the Company recognized the difference of the purchase price and the carrying value of non-controlling interests acquired on April 4, 2008 and July 4, 2008 as a reduction in equity  of 896 partially offset by recognition of deferred tax assets of 306.  See note 4 for further discussion. In the financial information prepared in accordance with IFRS as adopted by ArcelorMittal, these acquisitions of non-controlling  interests resulted in the recognition of goodwill of 896 (purchase price of 1,772 less non-controlling  interest acquired of 876). The Company’s early adoption of IAS 27 (2008) had the effect of reducing equity and goodwill as compared to amounts reported by ArcelorMittal at December 31, 2009 by 640 and 936, respectively, after the effects of foreign exchange, and increasing deferred tax assets by 296, after the effects of foreign exchange. Net comprehensive income for the year ended December 31, 2009 was reduced by 147 as a result of foreign exchange differences on goodwill of 221 partially offset by effects on the deferred tax asset of 74.

•                                Cumulative translation differences: the Company’s cumulative translation differences were reset to zero by increasing capital employed by 232 on January 1, 2007.  Consequently, the translation reserve included in equity corresponds to cumulative translation differences for the period beginning January 1, 2007.

•                                Financial instruments: the Company’s financial instruments were designated as either financial assets at fair value through profit or loss or available-for-sale financial assets at the date of the Company’s transition to IFRS.

The tables below present a reconciliation of the certain amounts included in these combined financial statements to certain amounts previously disclosed in Footnote 24 of the 2009 Annual Report of ArcelorMittal:

	December 31,			January 1,
	2009	2008	2007	2007
Total Assets of Stainless Steel segment	3,772	7,447	5,564	4,949
Carrying amount of goodwill (1)	(936)	(716)
Unallocated assets (2)	771	551	1,326	1,282
Elimination of investments in Stainless entities (3)	3,507	100	2,683	1,850
Other (4)	19	(42)	(23)	53
Total Assets of APERAM	7,133	7,340	9,550	8,134

	December 31,			January 1,
	2009	2008	2007	2007
Total Liabilities of ArcelorMittal Stainless Steel segment	1,466	1,738	2,278	2,197
Unallocated liabilities(2)	2,059	2,332	1,725	1,920
Other (4)	19	(9)	27	15
Total Liabilities of APERAM	3,544	4,061	4,030	4,132

Notes:

(1)          As described in the paragraphs above, the application of IAS 27, “Consolidated and Separate Financial Statements,” as revised in 2008 for the combined financial statements of APERAM resulted in the difference in the purchase price and carrying value of non-controlling interests acquired in 2008 being treated as an adjustment to equity. In the segment information disclosed by ArcelorMittal, these amounts were recognized as goodwill.

(2)          Unallocated assets and liabilities represent those assets and liabilities, which were not reported by ArcelorMittal for its Stainless Steel segment based on ArcelorMittal’s definition of segment assets and liabilities as disclosed in Footnote 2 of the 2009 Annual Report of ArcelorMittal. These assets and liabilities include the following: other investments, cash and short-term deposits, short term investments, deferred tax and other assets; short-term debt, long-term debt and deferred tax liabilities.

(3)          As per ArcelorMittal’s practice for disclosing segment assets, such assets include investments held in other segments and are decreased by the elimination of the equity of subsidiaries included in that segment. The investments in stainless entities are generally held by holding companies which are disclosed in the “Others / Eliminations” column of Footnote 24 of the Annual Report of ArcelorMittal. In 2008, the balance was significantly lower due to the acquisition of a stake in a holding company which is disclosed in the “Others / Eliminations” column, which was sold again in 2009.

(4)          The amounts disclosed in this line represent differences in the legal entities included in the scope of APERAM and ArcelorMittal’s Stainless Steel segment information as well as adjustments necessary to reflect APERAM on a stand-alone basis.

	Year Ended December 31,
	2009	2008	2007
Operating (loss) income of ArcelorMittal Stainless segment	(172)	383	876
Allocation of corporate costs (note 13)	(12)	(19)	(20)
Stock option expense (note 16)	(5)	(6)	(3)
Other adjustments (1)	(18)	24	50
Operating (loss) income of APERAM	(207)	382	903

Note:

(1)          The amounts disclosed in this line represent differences in the legal entities included in the scope of APERAM and ArcelorMittal’s Stainless Steel segment information as well as adjustments necessary to reflect APERAM on a stand-alone basis.

The combined financial statements have been prepared on a “carve-out” basis from the ArcelorMittal consolidated financial statements using the historical results of operations, assets and liabilities attributable to ArcelorMittal’s stainless steel and nickel alloys business and certain other entities except for the effects of the first-time adoption of IFRS under IFRS 1 as described above. In addition, the combined financial statements also include allocations of expenses from ArcelorMittal. The combined financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value, and inventories which are measured at the lower of net realizable value or cost.

The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate entity apart from ArcelorMittal during the periods presented. The Company benefited from raw materials and energy supply contracts that were negotiated by ArcelorMittal on behalf of all its subsidiaries. The related costs were directly invoiced to the entities combined in these financial statements and therefore could be specifically identified. As a result, the cost of raw materials and energy purchased included in the Company’s operating costs does not necessarily reflect what this cost would have been had the Company obtained its raw materials and energy supplies on a stand-alone basis.

Historically, the Company has financed its operations with loans and cash pooling arrangements through ArcelorMittal entities. As a result, the cost of such financing included in the Company’s combined statement of operations may not reflect what this cost would have been if the Company had obtained financing on a stand-alone basis.

As mentioned above, these combined financial statements reflect the assets, liabilities, revenues, expenses, and cash flows of APERAM. ArcelorMittal currently performs certain corporate functions for the Company and costs associated with these functions have been allocated to the Company. These functions include purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology. As a result, under the “carve-out” basis of presentation, these combined financial statements include allocations for such expenses historically maintained by ArcelorMittal but not recorded in the accounts of APERAM. These include, among other things, corporate overheads and certain compensation plans. The costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as a separate entity apart from ArcelorMittal for the periods presented. The charges for these functions are included primarily in selling, general and administrative in the combined statements of operations.

ArcelorMittal’s net investment represents the cumulative net investment by ArcelorMittal in the Company through that date, including any prior net income or loss or other comprehensive income or loss attributed to the Company. Certain transactions between the Company and other related parties within the ArcelorMittal group are also included in ArcelorMittal’s net investment as further described in note 16.

ArcelorMittal operates tax groups in France, Italy and Spain which include all the Company’s legal entities in these countries. For those entities located in countries where they were included in the tax consolidation of other ArcelorMittal entities within the respective entity’s tax jurisdiction, the current tax payable or receivable of these entities represents the income tax amount to be paid to or to be received from the leading tax holding company of ArcelorMittal in the relevant country.

An adjustment has been made in the combined financial statements to reflect the effects of the APERAM French and Italian legal entities exiting the ArcelorMittal tax group in France and Italy due to a change in control. In accordance with jurisprudence and the exiting agreement to be signed between ArcelorMittal France and APERAM’s French subsidiaries, compensation in the form of an indemnity to be paid to APERAM’s French subsidiaries by ArcelorMittal France was recognized on the basis of the fair value of the surrendered tax losses. A similar indemnity was recognized for the Italian subsidiaries exiting the ArcelorMittal tax group in Italy. See note 12. No adjustment was required in Spain as the entities in Spain are not entitled to receive indemnity for the tax losses that were previously offset against taxable profits within the Spain tax group.

The fiscal years presented are the year ended December 31, 2009, which is referred to as “2009,” the year ended December 31, 2008, which is referred to as “2008” and the year ended December 31, 2007, which is referred to as “2007”.

New IFRS standards and interpretations applicable from 2010 onward

IFRS standards and interpretations early adopted

As discussed above, in connection with the Company’s application of IFRS 1, certain standards, amended standards, or interpretations were early adopted by the Company.

•                                          IFRS 1 (revised), “First Time Adoption of International Financial Reporting Standards” and related revisions to IAS 27 (revised), “Consolidated and Separate Financial Statements”

•                                          In May 2008, the International Accounting Standards Board (“IASB”) issued revisions to IFRS 1, “First Time Adoption of International Financial Reporting Standards” and IAS 27, “Consolidated and Separate Financial Statements. “ The revisions allow first-time adopters to use a deemed cost of either fair value or the carrying amount under a previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendments also remove the definition of the cost method from IAS 27 and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The revisions of IFRS 1 and IAS 27, effective for annual periods beginning on or after July 1, 2009, were early adopted by the Company and are reflected in these combined financial statements.

•                                          IFRS 3 (revised), “Business Combinations” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

In January 2008, the IASB issued revisions to IFRS 3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements” which are effective for any transactions with acquisition dates that are on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Among other changes, the revisions will require the acquirer to expense direct acquisition costs as incurred; to revalue to fair value any pre-existing ownership in an acquired company at the date on which the Company takes control, and record the resulting gain or loss in net income; to record in net income adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the Company’s interest but do not affect control; to revalue upon divesting control any retained shareholding in the divested company at fair value and record the resulting gain or loss in net income; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. The Company has early adopted the revisions of IFRS 3 (2008) and IAS 27 (2008) and has reflected the impact of such in these combined financial statements.

•                                          Amendments to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

In March 2009, the IASB amended IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement” for annual periods beginning on or after June 30, 2009. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in the combined financial statements. The entity has early adopted these amendments to IFRIC 9 in connection with its early adoption of the revisions of IFRS 3 and IAS 27 described previously. This adoption did not have an impact on the combined financial statements.

•                                          Amendments to IFRS 1 (revised), “First Time Adoption of International Financial Reporting Standards”

In January 2010, the IASB issued a minor amendment to IFRS 1 which relieves first-time adopters of IFRS from providing the additional disclosures introduced by the amendments to IFRS 7 issued in March 2009. It thereby ensures that first-time adopters benefit from the same transition provisions that the amendments to IFRS 7 provides to current IFRS preparers, primarily that comparative information for historical periods is not required. The amendments are effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Company has chosen to early adopt these amendments and therefore will not present comparative information regarding its financial instruments.

IFRS standards and interpretations adopted on January 1, 2010

Unless otherwise indicated below, the following new standards, amended standards, or interpretations were adopted by the Company on January 1, 2010 and will not have an impact on the combined financial statements of APERAM in future periods.

•                                          IFRS 2 (revised), “Share-based Payment”

In June 2009, the IASB issued amendments to IFRS 2, “Share-based Payment”. These amendments clarify the scope of IFRS 2, as well as the accounting for cash-settled (by the parent) share-based payment transactions in the separate or individual financial statements of a subsidiary receiving the goods or services when another subsidiary or shareholder has the obligation to settle the award. The revisions to IFRS 2 are effective for annual periods beginning on or after January 1, 2010.

•                                          IFRS 5 (revised), “Non-current Assets Held for Sale and Discontinued Operations”

In May 2008, the IASB issued revisions to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” which are effective for annual periods beginning on or after July 1, 2009. The amendment clarifies that all of a subsidiary’s assets and liabilities should be classified as held for sale if a partial disposal sale plan will result in loss of control. Relevant disclosure should also be made for this subsidiary if the definition of a discontinued operation is met.

•                                          IAS 28, “Investments in Associates”

In January 2008, the IASB amended IAS 28, “Investments in Associates” for annual periods beginning on or after July 1, 2009. The amendment states that an investment in an associate should be treated as a single asset for the purposes of impairment testing and impairment losses should not be allocated to specific assets included within the investment, such as goodwill. Reversals of impairment should be recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. In addition, only certain disclosures required by IAS 28 must be made when an investment in associate is accounted for in accordance with IAS 39, “Financial Instruments: Recognition and Measurement.”

•                                          IAS 39, “Financial Instruments: Recognition and Measurement”

In July 2008, the IASB amended IAS 39, “Financial Instruments: Recognition and Measurement” for annual periods on or after July 1, 2009. The amendments provide clarification on two aspects of hedge accounting: identifying inflation as a hedged item and hedging with options. Inflation qualifies as a hedged item only if changes in inflation are a contractually specified portion of cash flows of a recognized financial instrument. IAS 39 permits an entity to designate purchased options as a hedging instrument in a hedge of a financial or non-financial item. The amendments make clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and, therefore, an option designated in its entirety cannot be perfectly effective.

•                                          IFRIC 17, “Distributions of Non-cash Assets to Owners”

In November 2008, the IFRIC issued IFRIC 17, “Distributions of Non-cash Assets to Owners”. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. The dividend payable should be measured at the fair value of the net assets to be distributed. The entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss and the entity needs to provide additional disclosures if the net assets that are being held for distribution to owners meet the definition of a discontinued operation. This interpretation applies prospectively to pro rata distributions of non-cash assets except for common control transactions and is effective for annual periods beginning on or after July 1, 2009. Earlier application is permitted.

•                                          Amendments to IFRS 2, “Share- based Payment”

In April 2009, the IASB amended IFRS 2. The amendments to IFRS 2 are effective for annual periods beginning on or after July 1, 2009. The amendments confirm that contributions of a business on formation of a joint venture and common control transactions are excluded from the scope of IFRS 2.

•                                          Amendments to IFRS 5, “Non-cur rent Assets Held for Sale and Discontinued Operations”

In April 2009, the IASB amended IFRS 5. The amendments to IFRS 5 are effective for annual periods beginning on or after January 1, 2010. The revisions clarify that the disclosure requirements in standards other than IFRS 5 generally do not apply to non-current assets classified as held for sale and discontinued operations.

•                                          Amendments to IFRS 8, “Operating Segments”

In April 2009, the IASB amended IFRS 8. The amendments to IFRS 8 are effective for annual periods beginning on or after January 1, 2010. The amendments clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

•                                          Amendments to IAS 1, “Presentation of Financial Statements”

In April 2009, the IASB amended IAS 1. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2010 and clarify that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

•                                          Amendments to IAS 7, “Statement of Cash Flows”

In April 2009, the IASB amended IAS 7. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2010 and specify that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities in the statement of cash flows. Consequently, cash flows related to development costs that do not meet the criteria in IAS 38, “Intangible Assets” must be classified as operating activities in the statement of cash flows.

•                                          Amendments to IAS 17, “Leases”

In April 2009, the IASB amended IAS 17. Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are to be applied retrospectively to unexpired leases as of the effective date if the necessary information was available at the inception of the lease. Otherwise, the amended standard will be applied based on the facts and circumstances existing on the effective date and entities will recognize assets and liabilities related to land leases newly classified as finance leases at their fair values on that date; any difference between those fair values will be recognized in retained earnings. The amendments to IAS 17 are effective for annual periods beginning on or after January 1, 2010.

•                                          Amendments to IAS 36, “Impairment of Assets”

In April 2009, the IASB amended IAS 36. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2010 and clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8, “Operating Segments”.

•                                          Amendments to IAS 38, “Intangible Assets”

In April 2009, the IASB amended IAS 38. The amendments to IAS 38 are effective for annual periods beginning on or after July 1, 2009 and clarify the requirements under IFRS 3 (revised), “Business Combinations” regarding accounting for intangible assets acquired in a business combination.

Further amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2010 and clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

•                                          Amendments to IAS 39, “Financial Instruments: Recognition and Measurement”

In April 2009, the IASB amended IAS 39. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2010 and clarify that loan prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract.

There were also amendments to IAS 39 to clarify that the scope exemption only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction, and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions.

Further amendments to IAS 39 clarify when to recognize gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss.

•                                          Amendments to IFRIC 9, “Reassessment of Embedded Derivatives”

In April 2009, the IASB amended IFRIC 9. The amendment to IFRIC 9 is effective for annual periods beginning on or after July 1, 2009 and excludes embedded derivatives in contracts acquired in business combination or in combinations of entities under common control or in the formation of joint ventures from the scope of this Interpretation.

•                                          Amendments to IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

In April 2009, the IASB amended IFRIC 16. The amendment to IFRIC 16 is effective for annual periods beginning on or after July 1, 2009 and permits entities to designate an instrument that is held by a foreign operation as a hedge of the net investment in that foreign operation.

IFRS standards and interpretations not yet adopted

Unless otherwise indicated below, the Company does not expect the adoption of the following new standards, amended standards, or interpretations to have a significant impact on the combined financial statements of APERAM in future periods.

•                                          IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:

•                  The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value

•                  The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value

•                  The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.

This standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company is in the process of assessing whether there will be any significant changes to its combined financial statements upon adoption.

•                                          IAS 24, “Related Party Disclosures”

In November 2009, the IASB amended IAS 24, “Related Party Disclosures” for annual periods beginning on or after January 1, 2011, with earlier application permitted. The revisions simplify the disclosure requirements for government-related entities and clarify the definition of a related party.

•                                          IAS 32, “Financial Instruments - Presentation”

In October 2009, the IASB amended IAS 32, “Financial Instruments: Presentation” for annual periods beginning on or after February 1, 2010. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues should be treated as equity regardless of the currency in which the exercise price is denominated.

•                                          Amendments to IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

In November 2009, the IASB amended IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented. The Company is in the process of assessing whether there will be any significant changes to its combined financial statements upon adoption.

•                                          IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

In November 2009, the IFRIC issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted.

Basis of combination

The combined financial statements include the accounts of ArcelorMittal’s stainless steel and nickel and alloys business, certain other entities or assets controlled by ArcelorMittal, and ArcelorMittal’s respective interest in associated companies. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist when the Company or ArcelorMittal holds more than half of the voting rights. When control is lost, the assets, liabilities and any non-controlling interest of the entity are derecognized at their carrying amount at the date when control is lost and the difference between the amounts derecognized and the fair value of the consideration received is recognized in the statement of operations.

Associated companies are those companies which are not operating subsidiaries but over which the Company has the ability to exercise significant influence on the financial and operating policy decisions. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. The combined financial statements include the Company’s share of the total recognized gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

Other investments are classified as available-for-sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

Companies controlled by ArcelorMittal entities as of January 1, 2007 were recognized in the opening combined statement of financial position as of that date at their initial carrying value in the ArcelorMittal consolidated financial statements by increasing combined equity. Substantially all of the subsidiaries within the scope of the APERAM combination were acquired in August 2006 as part of the acquisition of Arcelor by Mittal Steel. In connection with this acquisition, associated goodwill, intangible assets, and certain fair value adjustments were recorded. Any goodwill and fair value adjustments recorded by ArcelorMittal have been recognized in full in the historical combined financial statements.

For transactions between January 1, 2007 and December 31, 2009 in which APERAM acquired from other ArcelorMittal entities a partial ownership interest in subsidiaries included in the Company’s combined statement of financial position as of January 1, 2007, the price paid by the Company was treated as a return of capital to ArcelorMittal and are presented in the combined statements of changes in equity as changes in the combination. For transactions between January 1, 2007 and December 31, 2009 in which other ArcelorMittal entities acquired from the Company a partial ownership interest in entities included in the Company’s combined statement of financial position as of December 31, 2009 the price paid by the other ArcelorMittal entities was treated as a capital contribution and are presented in the combined statements of changes in equity as changes in the combination.

Acquisitions after January 1, 2007 were considered as having been carried out by APERAM at the original date of acquisition by ArcelorMittal. Cash outflows from another ArcelorMittal entity not included in the combined financial statements related to an acquisition were treated as a capital contribution by ArcelorMittal to APERAM and recognized by adjusting equity for the purchase price.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the combined financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets, such as inventory and property, plant and equipment, are eliminated.

All balances arising from routine transactions between the Company and other ArcelorMittal entities not included in the combination are presented in the historical combined statements of financial position as trade accounts receivables from and trade payables to related parties. All loans and borrowings between APERAM entities and other ArcelorMittal entities not included in the combination are presented in the historical combined statements of financial position as financial liabilities. Amounts receivable from ArcelorMittal entities under cash pooling arrangement are classified as other current assets.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company or ArcelorMittal and are presented separately in the combined statement of operations and within equity in the combined statement of financial position.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Translation of financial statements denominated in foreign currency

The functional currency of each of the major operating subsidiaries is the local currency. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the statement of financial position date and the related transaction gains and losses are reported in the combined statement of operations. Non-monetary items in currencies other than the functional currency are recorded at the historical rate.

Upon combination, the results of operations of the Company’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into the U.S. dollar at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are reclassified in income or loss in the statement of operations only upon sale or liquidation of the underlying foreign subsidiary or associate.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree as well as any contingent consideration. Contingent consideration is recognized at the fair value of the contingent consideration at acquisition. Contingent consideration receivable is classified as an asset and contingent consideration payable is classified as either a liability or equity instrument depending on the nature in which it will be settled. Costs directly attributable to the business combination are expensed. The acquiree’s identifiable assets (including previously unrecognized intangible assets), liabilities and contingent liabilities are recognized at their fair values at the acquisition date. Any non-controlling interest in the acquiree is initially measured at the proportional share of the net fair value of the assets, liabilities and contingent liabilities recognized.

When an acquisition is achieved in stages, interests previously held in that entity are re-measured on the basis of the fair values of the identifiable assets and liabilities at the date of acquisition and any resulting gain or loss is recognized in income or loss in the statement of operations or in other comprehensive income, as appropriate. The excess of the cost over the fair value of the net assets acquired is recorded as goodwill or as a gain in the statement of operations when the fair value of the asset acquired exceeds the cost. Subsequent changes in the ownership interest in a subsidiary after the Company has obtained control are treated as equity transactions when they do not result in a loss of control. For purchases of non-controlling interests, the difference between the cost of such subsequent acquisition and the net value of the proportion of the company acquired is recorded directly in equity.

During the measurement period which ends when all required information is obtained and does not exceed one year from the acquisition date, the initial accounting for a business combination is adjusted retrospectively and additional assets and liabilities may be recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Reacquired rights are recognized as intangible assets and amortized over the remaining contractual periods of the contract in which the right was granted. After initial recognition, contingent liabilities are measured at the higher of the best estimate of the expenditure required to settle the obligation, as measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” and the initial amount recognized less cumulative amortization.

Subsequent to the business combination, indemnification assets are measured using the same assumptions used to calculate the indemnified liability or asset, subject to any contractual limitations on its amount and, for an indemnification asset that is not subsequently measured at its fair value, management’s assessment of collectability of the indemnification asset.

Subsequent changes in the fair value of contingent consideration are recognized when the contingent consideration is not classified as equity and are recorded in the statement of operations as appropriate when it is a financial instrument or when applicable at the best estimate of the contingent consideration. Contingent consideration recognized as an equity instrument is not remeasured.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, various other deposits or required balance obligations related to letters of credit and credit arrangements, and escrow accounts created as a result of acquisitions. Changes in restricted cash are included within other investing activities (net) in the statement of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not bear interest. The Company maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recorded as gains in the statement of operations.

The Company’s policy is to provide for all receivables outstanding over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable. Trade receivables between 60 days and 180 days are provided for based on estimated unrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight and shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are partially capitalized as inventories and partially recorded as a component of cost of sales in the statement of operations.

Goodwill and negative goodwill

As discussed in note 1, the goodwill recorded by the Company as of January 1, 2007 includes an allocation of the goodwill arising upon the acquisition of Arcelor by Mittal Steel on August 1, 2006. Goodwill arising on acquisitions subsequent to January 1, 2007 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to those groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill was tested for impairment upon the adoption of IFRS and is tested annually at the level of the groups of cash generating units which correspond to operating segments as of November 30 or whenever changes in circumstances indicate that the carrying amount may not be recoverable. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill. The recoverable amounts of the cash generating units are determined from the higher of fair value less cost to sell or value in use calculations, as described below in the Impairment of Tangible and Intangible Assets section. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed. On disposal of a subsidiary, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of operations.

Intangible assets

As discussed in note 1, intangible assets recorded by the Company as of January 1, 2007 include certain intangible assets acquired in connection with the acquisition of Arcelor by Mittal Steel on August 1, 2006. Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by APERAM are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties. Intangible assets are amortized on a straight-line basis over their estimated economic useful lives which typically are not to exceed five years. Amortization is included in the statement of operations as part of depreciation.

Costs incurred on internally developed products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the statement of operations in the period in which it is incurred.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment. Cost includes professional fees and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight-line method over the useful lives of the related assets which are presented in the table below. The Company reviews the residual value, the useful lives and the depreciation method of its property, plant and equipment at least annually. Property, plant and equipment will retain its existing residual useful life after the distribution from ArcelorMittal to the Company.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Steel plant equipment	15 to 30 years
Auxiliary facilities	15 to 30 years
Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized. Gains and losses on retirement or disposal of assets are reflected in the statement of operations.

Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the statement of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

Investment in associates and other entities

Investments in associates, in which the Company has the ability to exercise significant influence, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for the Company’s equity in undistributed earnings or losses since acquisition, less dividends received and impairment.

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

The Company reviews all of its investments in associates at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, the Company calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in the overall income from investments in associated companies in the statement of operations.

Investments in other entities, over which the Company and/or its operating subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss included in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Assets held for sale

Non-current assets, and disposal groups, are classified as held for sale and are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately on the statement of financial position and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where the Company pays fixed contributions to an external life insurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Company.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each statement of financial position date. Actuarial gains and losses that exceed ten per cent of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets at the end of the prior year are amortized over the expected average remaining working lives of the participating employees.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it has a detailed formal plan which is without realistic possibility of withdrawal and the plan has been communicated to employees or their representatives.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the statement of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the statement of operations.

Provisions and accruals

APERAM recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events and it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the statement of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Provisions for restructuring relate to the estimated costs of initiated reorganizations that have been approved by the ArcelorMittal Group Management Board, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines or activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Environmental costs

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Income taxes

During the periods presented, certain APERAM entities did not file separate income tax returns as these entities were included in a tax consolidation along with other ArcelorMittal entities within the pertinent tax jurisdiction. The income tax provision included in these combined financial statements was calculated on a separate return basis as if the Company was a separate taxpayer except for tax operating losses surrendered to the lead entity in the tax consolidation and not indemnified for which no benefit has been recorded. See additional discussion in Note 18. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the combined statement of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Derivative financial instruments

See critical accounting judgments.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are re-measured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the statement of operations is removed from equity and recognized in the statement of operations.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is charged to the statement of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in other comprehensive income.

Emission rights

The Company’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide emission rights, effective as of January 1, 2005, are located in Belgium and France. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded in the statement of financial position at nil and purchased emission rights are recorded at cost. If, at the date of the statement of financial position, the Company is short of emission rights, it will record a provision through the statement of operations.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Shipping and handling costs

The Company records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings, and unrealized gains and losses on foreign exchange and raw material derivative contracts.

Stock option plan/share-based payments

ArcelorMittal issues equity-settled share-based payments to certain APERAM employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Segment reporting

Operating segments are components of the Company that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Historically, the majority of the Company’s operations were managed as a single operating and reportable segment corresponding to the Stainless Steel segment of ArcelorMittal and the chief operating decision maker was the ArcelorMittal Group Management Board. In conjunction with the proposed spinoff, APERAM management identified the Chief Executive Officer and Chief Financial Officer of the Company as its chief operating decision maker, which is the individual or body of individuals responsible for the allocation of resources and assessment of performance of the operating segments. In April 2010, the newly identified chief operating decision maker began managing the business according to three operating segments: Stainless & Electrical Steel, Alloys & Specialties and Services & Solutions. For the purposes of these combined financial statements, segment information has been retrospectively presented in accordance with the new structure described above.

These segments include attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include other investments, other non-current receivables, cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Segment liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual operating segments.

Geographical information is separately disclosed and represents the Company’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. Attributed assets exclude attributed goodwill, deferred tax assets, other investments or other non-current receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical areas.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these financial statements are provided below.

Preparation of Carve-out Combined Financial Statements

As discussed in note 1, these combined financial statements have been prepared on a “carve-out” basis. Under the “carve-out” basis of presentation, these combined financial statements include allocations for certain expenses historically maintained by ArcelorMittal, but not recorded in the accounts of the Company. Such items have been allocated to the Company and included in the combined financial statements based on the most relevant allocation method, primarily based on relative percentage of revenue or headcount. Management believes this basis for allocation of expenses is reasonable.

Adoption of IFRS 1

The Company has prepared these combined financial statements in accordance with IFRS 1assuming an IFRS adoption date of January 1, 2007 and has applied the accounting principles effective as of the end of the year ended December 31, 2009 to all years presented in these combined financial statements. During this initial adoption of IFRS, the Company selected the same accounting policies under IFRS 1 as those applied by ArcelorMittal, except for certain transitional provisions as further described in note 1.

Deferred Tax Assets

The Company records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. The Company reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 18 describes the total deferred tax assets recognized in the combined statements of financial position. As of December 31, 2009, the amount of future income required to recover the Company’s deferred tax assets was approximately 516 at certain operating subsidiaries.

Deferred Employee Benefits

The Company’s operating subsidiaries have different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, mortality rates and retirement rates.

•      Discount rates.  The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•      Rate of compensation increase.  The rate of compensation increase reflects actual experience and the Company’s long-term  outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•      Expected return on plan assets.  The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

•      Mortality and retirement rates.  Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in the Company’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 22 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Legal, Environmental and Other Contingencies

The Company may be involved in litigation, arbitration or other legal proceedings. Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company recognizes a liability for contingencies when it is more likely than not that the Company will sustain a loss and the amount can be estimated.

The Company is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. The Company recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to the Company or purchased assets from the Company subject to environmental liabilities. The Company also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. The Company does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets

Tangible and Intangible Assets

At each reporting date, the Company reviews whether there is any indication that the carrying amounts of its tangible and intangible assets (excluding goodwill) may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The cash generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level on the basis of salvage value. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2009, the Company had determined it has 6 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill

With respect to goodwill the recoverable amounts of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. See note 2 for further information on the Company’s definition of its groups of cash generating units. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company has historically entered into derivative transactions with ArcelorMittal Treasury, which in turn enter into offsetting positions with counterparties external to ArcelorMittal. The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in exchange rates and prices of raw materials and energy. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. See note 15 for analysis of the Company’s sensitivity to changes in certain of these inputs. As there are no instruments accounted for as either cash flow or fair value hedges in any of periods presented in these combined financial statements, unrealized gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations as part of financing costs and realized gains or losses upon settlement of derivatives are recognized in the statement of operations as part of operating income.

Use of estimates

The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS

Acquisitions have been accounted for using the acquisition method and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition.

The Company did not make any significant acquisitions in 2009. Significant acquisitions made during the years ended December 31, 2008 and 2007 include:

Inox Tubos

On April 2, 2008, the Company acquired the remaining 56.15% stake (50% of voting rights) in the joint venture Inox Tubos, a stainless steel tube producer in Brazil, for a total consideration of 14 (11 net of 3 of cash acquired). The consideration paid corresponded to the net assets acquired. Net income included in combined net income for the year ended December 31, 2008 was 5.

Rescal

On January 3, 2008, the Company completed the acquisition of 100% of Rescal, a company based in France active in drawing and rolling of resistance and thermocouples alloys as well as in the design and implementation of heating elements. This acquisition represented a further vertical integration of the Alloys & Specialties segment by adding value to its existing wire activity via direct access to the final drawn wire market. The acquisition included trade receivables amounting to 12. The gross contractual amounts receivable are 13 and the best estimate at the acquisition date of the contractual cash flows not expected to be collected is 1. There were no fair value adjustments recorded for the acquisition of Rescal.

Total consideration paid was 11. The transaction resulted in negative goodwill amounting to 3 which was recognized as a gain in the statement of operations. Net income included in combined net income for the year ended December 31, 2008 was 1.

Cinter

On December 19, 2007, the Company acquired 100% of Cinter, a stainless steel tube producer based in Uruguay for a preliminary total consideration of 39 settled through a cash contribution from ArcelorMittal. The purchase formed part of the strategy of ArcelorMittal to strengthen its stainless steel business in South America, within the Services & Solutions segment. Following a price reduction of 3 the transaction resulted in a negative goodwill amounting to 4. The acquisition included trade receivables amounting to 10, which corresponds to the fair value of the gross contractual amounts receivable. Net income included in combined net income for the year ended December 31, 2007 was 4.

The operating subsidiary was subsequently renamed ArcelorMittal Montevideo.

MT Majdalani

On October 25, 2007, the Company acquired 100% of MT Majdalani, a distributor of stainless products and service center based in Argentina for total consideration of 44 of which 2 was settled by the Company and the remainder through a cash contribution from ArcelorMittal. It specializes in flat stainless steel products with cut—to-length and slitting facilities. Its sales of sheets and tubes create a highly complementary product mix and activity which is aligned with ArcelorMittal’s stainless steel activities in

South America, within the Services & Solutions segment. Goodwill recorded in this transaction was 25. Net income included in combined net income for the year ended December 31, 2007 was 1. The acquisition included trade receivables amounting to 9, which corresponds to the fair value of the gross contractual amounts receivable.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions:

	2008		2007
	Rescal	Inox Tubos	Cinter	MT Majdalani
Current assets	26	13	34	35
Property, plant & equipment	1	4	23	8
Total assets acquired	27	17	57	43
Current liabilities	13	6	15	24
Deferred tax liabilities	—	—	2	—
Total liabilities assumed	13	6	17	24
Total net assets acquired	14	11	40	19
Consideration paid, net of cash acquired	11	11	36	44
Goodwill	—	—	—	25
Negative Goodwill	(3)		(4)

The fair value adjustments for acquisitions made in 2007 were as follows:

	Historical
	IFRS	Fair value	Final allocation of
	information	adjustments	purchase price
Current assets	72	(3)	69
Property, plant & equipment	21	10	31
Total assets acquired	93	7	100
Current liabilities	37	2	39
Deferred tax liabilities	—	2	2
Total liabilities assumed	37	4	41
Total net assets acquired	56	3	59
Consideration paid, net of cash acquired	83	(3)	80
Goodwill	27	(6)	21	*

*Includes negative goodwill of 4

The following pro forma financial information presents the results of operations of APERAM for 2007 as if all acquisitions had occurred as of the beginning of the year. The pro forma financial information is not necessarily indicative of what combined results of operations would have been had the acquisitions been completed at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the Company. Pro forma information was not presented for 2009 and 2008 as the impact of the acquisitions was not material.

Unaudited Pro Forma
for the year ended
December 31,2007
Sales	9,316
Net income	568

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING SHAREHOLDERS

The Company acquired the following non-controlling interests:

Uginox Sanayi ve Ticaret

On July 4, 2008, the Company acquired the remaining 35% non-controlling stake in Uginox Sanayi ve Ticaret for a total consideration of 15. The resulting decrease in equity was 8. The operating subsidiary was subsequently renamed ArcelorMittal Istanbul Paslanmaz Celik Sanayi ve Ticaret.

ArcelorMittal Inox Brasil

On April 4, 2008, the Company completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the acquisition of the remaining non-controlling interests, APERAM’s stake increased from 57.4% to 100% for a total consideration of 1,757, 36 of which was paid by the Company and 1,721 was settled through an equity contribution and a loan from ArcelorMittal of 865 and 856, respectively. For tax purposes, ArcelorMittal Inox Brazil may deduct the excess of the purchase price over the carrying value of the interest acquired, resulting in a deferred tax asset of 306. The transaction resulted in a reduction of non-controlling interests of 869, an increase in deferred tax assets of 306 and a decrease in equity of 582.

Summary of significant transactions

There were no acquisitions of non-controlling interests in 2009 or 2007. The table below summarizes the movements in non-controlling interests and equity:

2008
Acquisition of non-
controlling
interests
Non-controlling interest acquired	876
Deferred tax asset acquired	306
Purchase price	(1,772)
Adjustment to equity (in accordance with IAS 27 (2008))	(590)

NOTE 5: TRADE ACCOUNTS RECEIVABLE

Total trade accounts receivable (net of allowances) held by APERAM amounted to 324, 497, 748 and 905 at December 31, 2009, 2008, 2007 and January 1, 2007, respectively. See note 13 for information regarding trade accounts receivable from related parties.

Before accepting any new customer, the Company uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by relevant credit committees. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 10% of the total balance of trade accounts receivable.

Included in the Company’s trade accounts receivable balance are debtors with a carrying amount of 287, 457, 448 and 711 as of December 31, 2009, 2008, 2007 and January 1, 2007, respectively, which were not past due at the reporting date.

The trade accounts receivable balances are as follows as of December 31, 2009, 2008, 2007 and January 1, 2007:

	December 31,			January 1,
	2009	2008	2007	2007
Gross amount	349	515	776	930
Allowance for doubtful accounts	(25)	(18)	(28)	(25)
Total	324	497	748	905

Exposure to credit risk by operating segment

The maximum exposure to credit risk for trade accounts receivable as of December 31, 2009, 2008, 2007 and January 1, 2007 by operating segment is:

	December 31,			January 1,
	2009	2008	2007	2007
Stainless & Electrical Steel	165	249	407	550
Alloys & Specialties	38	57	74	111
Services & Solutions	121	191	267	244
Total	324	497	748	905

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable at December 31 2009, 2008, 2007 as well as January 1, 2007 by geographical area is:

	December 31,			January 1,
	2009	2008	2007	2007
Europe	209	294	464	623
North America	5	34	38	52
South America	107	166	238	213
Asia	3	3	8	17
Total	324	497	748	905

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31, 2009, 2008, 2007 as well as January 1, 2007 is as follows:

	December 31,						January 1,
	2009		2008		2007		2007
	Gross	Allowance	Gross	Allowance	Gross	Allowance	Gross	Allowance
Not past due	287	(8)	457	(3)	448	(8)	711	(6)
Past due 0-30 days	35	—	32	(3)	168	—	119	(1)
Past due 31-120 days	10	—	14	—	108	(1)	58	—
More than 120 days	17	(17)	12	(12)	52	(19)	42	(18)
Total	349	(25)	515	(18)	776	(28)	930	(25)

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the year is as follows:

			Other Movements
			(primarily
Balance as of		Deductions/	exchange rate	Balance as of
January 1, 2007	Additions	Releases	changes)	December 31, 2007
25	9	(11)	5	28

			Other Movements
			(primarily
Balance as of		Deductions/	exchange rate	Balance as of
December 31, 2007	Additions	Releases	changes)	December 31, 2008
28	8	(15)	(3)	18

			Other Movements
			(primarily
Balance as of		Deductions/	exchange rate	Balance as of
December 31, 2008	Additions	Releases	changes)	December 31, 2009
18	11	(7)	3	25

The Company participated in a program established by ArcelorMittal for sales without recourse of trade accounts receivable programs with financial institutions, referred to as True Sale of Receivables (“TSR”). The total amount of the facility utilized by APERAM represented approximately €300 million as of December 31, 2009. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The totals of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2009, 2008, and 2007 were $1.3 billion, $2.3 billion and $2.6 billion, respectively. Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) are recognized in the combined statement of operations as financing costs and amounted to 8, 23 and 27 in 2009, 2008 and 2007, respectively.

NOTE 6: INVENTORIES

Inventory, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 149, 292, 161 and 81 as of December 31, 2009, 2008, 2007 and January 1, 2007, respectively, is comprised of the following (there are no inventories which are carried at fair value less cost to sell):

	December 31,			January 1,
	2009	2008	2007	2007
Finished products	387	434	724	972
Production in process	427	438	409	388
Raw materials	133	176	249	350
Manufacturing supplies, spare parts and other	142	247	376	219
Total	1,089	1,295	1,758	1,929

The amount of inventory pledged as collateral was 67, 65 and 66 as of December 31, 2009, 2008 and 2007 and 60 as of January 1, 2007, respectively.

The movement in the allowance for obsolescence is as follows:

			Other Movements
Balance as of		Deductions/	(primarily exchange	Balance as of
January 1, 2007	Additions	Consumption	rate changes)	December 31, 2007
81	102	(37)	15	161

			Other Movements
Balance as of		Deductions/	(primarily exchange	Balance as of
December 31, 2007	Additions	Consumption	rate changes)	December 31, 2008
161	262	(125)	(6)	292

			Other Movements
Balance as of		Deductions/	(primarily exchange	Balance as of
December 31, 2008	Additions	Consumption	rate changes)	December 31, 2009
292	140	(284)	1	149

The cost of inventories recognized as an expense during the period was 2,646, 5,146 and 5,656 in 2009, 2008 and 2007, respectively. Due to the sharp decline in the market prices of raw materials and steel demand in the last quarter of 2008 and in the beginning of 2009, the Company wrote down its inventory to its net realizable value. The amount of write-down of inventories to net realizable value recognized as an expense was 140, 262 and 102 in 2009, 2008 and 2007, respectively, and was reduced by 284, 125 and 37 in 2009, 2008 and 2007, respectively, due to normal inventory consumption.

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of advance payments to taxing and other public authorities (including value-added tax (“VAT”)), advances to employees, prepayments, accrued interest, dividends receivable, amounts receivable under cash pooling arrangements with ArcelorMittal Treasury, receivables from sales of financial assets and other miscellaneous receivables.

	December 31,			January 1,
	2009	2008	2007	2007
VAT and other amount receivable from tax authorities	110	82	92	92
Income tax receivable	43	90	62	28
Receivable on sale of financial assets	—	9	337	10
Amounts receivable under cash pooling arrangements	344	536	635	326
Other	82	72	93	108
Total	579	789	1,219	564

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

			Customer
	Goodwill	Concessions,	relationships,
	on	patents and	trade marks
	acquisition	licenses	& technology	Total
Cost
At January 1, 2007	731	68	244	1,043
Acquisitions	25	2	1	28
Foreign exchange differences	106	13	38	157
Transfers and other movements	—	8	—	8
At December 31, 2007	862	91	283	1,236
Acquisitions	—	4	3	7
Disposals	—	—	(1)	(1)
Foreign exchange differences	(92)	(17)	(39)	(148)
Transfers and other movements	—	2	—	2
At December 31, 2008	770	80	246	1,096
Acquisitions	—	4	—	4
Foreign exchange differences	82	17	37	136
At December 31, 2009	852	101	283	1,236
Accumulated amortization and impairment losses
At January 1, 2007	—	45	20	65
Amortization charge	—	10	24	34
Foreign exchange differences	—	11	5	16
At December 31, 2007	—	66	49	115
Disposals	—	—	(1)	(1)
Amortization charge	—	15	21	36
Foreign exchange differences	—	(14)	(8)	(22)
Transfers and other movements	—	(5)	—	(5)
At December 31, 2008	—	62	61	123
Amortization charge	—	9	33	42
Foreign exchange differences	—	15	11	26
At December 31, 2009	—	86	105	191
Carrying amount
At January 1, 2007	731	23	224	978
At December 31, 2007	862	25	234	1,121
At December 31, 2008	770	18	185	973
At December 31, 2009	852	15	178	1,045

As a result of the acquisition of Arcelor by Mittal Steel on August 1, 2006, associated goodwill, intangible assets, and certain fair value adjustments were recorded. As of January 1, 2007, goodwill was 731and identifiable intangible assets related to customer relationships, trade marks and technology were 228. Intangible assets are amortized over their remaining useful lives.

Historically goodwill was allocated to the Stainless Steel operating and reportable segment of ArcelorMittal. Goodwill allocated to the Stainless Steel segment of ArcelorMittal as of December 31, 2009 amounted to 1,788. The primary difference between goodwill recorded at APERAM and ArcelorMittal is attributable to the Company’s adoption of IFRS 3 (2008) and IAS 27 (2008) related to the acquisition of the non-controlling interest in ArcelorMittal Inox Brasil (see note 4), which differed from the accounting treatment of ArcelorMittal. See note 1 for a reconciliation between the Company’s historical basis and the presentation within these combined financial statements as a result of its initial adoption of IFRSs.

For all periods presented, the goodwill was tested for impairment annually as one group of cash-generating units (“GCGU”) which corresponded to the operating segment level. These impairment tests did not result in an impairment for any periods presented in these combined financial statements. The recoverable amount of the GCGU was determined based on its value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the GCGU as the carrying value of the GCGU was lower than its value in use. The key assumptions for the value in use calculation were primarily the discount rates, growth rates and expected changes to average selling prices, shipments and direct costs during the period.

The value in use of the GCGU was determined by estimating cash flows for a period of five years. Assumptions for average selling prices and shipments were based on historical experience and expectations of future changes in the market. Cash flow forecasts were derived from the most recent financial plans approved by management.

Beyond the specifically forecasted period of five years, the Company extrapolated cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate did not exceed the average long-term growth rate for the relevant markets.

Management estimated discount rates using pre-tax rates that reflected current market rates for investments of similar risk. The rate for the GCGU was estimated from the weighted average cost of capital of producers which operate a portfolio of assets similar to those of the Company’s assets. The weighted average pre-tax discount rate used in the impairment test was 14.8%, 13.6% and 10.0% for November 30, 2009, 2008 and 2007, respectively and 11.43% as of January 1, 2007.

When estimating average selling price for the GCGU for purposes of the annual 2009 impairment test, the Company used a range (Stainless Base Price 304 Germany) of assumptions between €1,294 per ton in 2010 to €1,300 per ton in 2014 with a maximum of €1,356 in 2011.

As a result of the significance of the global economic slowdown, its impact on the Company and the expected pace of recovery, the value in use calculated for the GCGU in 2009 decreased from that determined in 2008. However, the results of the goodwill impairment test as of November 30, 2009 for the GCGU did not result in an impairment of goodwill as the value in use exceeded the carrying value of the GCGU.

In validating the value in use determined for the GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, raw material margins, shipments and terminal growth rate) were sensitized to test the resilience of value in use. Utilizing the carrying values based on IFRS as adopted by APERAM, a reasonably possible change in key assumptions would not result in the carrying amount exceeding the recoverable amount.

As discussed in note 2, in April 2010, the Company identified three operating segments. As a result, goodwill acquired in business combinations was allocated to these operating segments based on the relative fair values of the operating segments. Based on the December 31, 2009 carrying value of goodwill, 731, 28, and 93 was allocated to Stainless & Electrical Steel, Alloys & Specialties, and Services & Solutions, respectively.

Research and development costs not meeting the criteria for capitalization are expensed and included in selling, general and administrative expenses within the combined statement of operations. These costs amounted to 14, 22 and 14 in the years ended December 31, 2009, 2008, and 2007, respectively. There were no research and development costs capitalized during any of the periods presented.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and	Machinery and	Construction in
	improvements	equipment	progress	Total
Cost
At January 1, 2007	962	2,207	92	3,261
Additions	12	83	180	275
Acquisitions through business combinations	9	22	—	31
Foreign exchange differences	155	324	23	502

	Land, buildings and	Machinery and	Construction in
	improvements	equipment	Progress	Total
Disposals	(7)	(19)	(7)	(33)
Other movements	11	67	(95)	(17)
At December 31, 2007	1,142	2,684	193	4,019
Additions	12	65	180	257
Acquisitions through business combinations	—	5	—	5
Foreign exchange differences	(154)	(302)	(27)	(483)
Disposals	(6)	(40)	(2)	(48)
Other movements	35	180	(207)	8
At December 31, 2008	1,029	2,592	137	3,758
Additions	2	32	64	98
Foreign exchange differences	140	284	11	435
Disposals	(1)	(25)	—	(26)
Other movements	(178)	74	(119)	(223)
At December 31, 2009	992	2,957	93	4,042
Accumulated depreciation and impairment
At January 1, 2007	28	144	—	172
Depreciation charge for the year	50	191	—	241
Disposals	(5)	(15)	—	(20)
Foreign exchange differences	7	17	—	24
Other movements	(9)	1	—	(8)
At December 31, 2007	71	338	—	409
Depreciation charge for the year	59	224	—	283
Impairment	—	20	—	20
Disposals	(4)	(38)	—	(42)
Foreign exchange differences	(11)	(11)	—	(22)
Other movements	1	3	—	4
At December 31, 2008	116	536	—	652
Depreciation charge for the year	52	225	—	277
Impairment	—	14	—	14
Disposals	—	(24)	—	(24)
Foreign exchange differences	12	15	—	27
Other movements	(87)	(10)	—	(97)
At December 31, 2009	93	756	—	849

Carrying amount
At January 1, 2007	934	2,063	92	3,089
At December 31, 2007	1,071	2,346	193	3,610
At December 31, 2008	913	2,056	137	3,106
At December 31, 2009	899	2,201	93	3,193

Other movements represent mostly transfers between the categories and changes in the combination scope, in particular the deconsolidation of the assets held in ArcelorMittal Jequitinhonha following the merger with ArcelorMittal Florestas in 2009 (see note 10).

In 2009 and 2008, various idle assets were written down to their salvage value as a decision was made to cease all future use. Accordingly, an impairment loss of 14 and 20 was recognized as an expense as part of operating income (loss) in the combined statement of operations for the years ended December 31, 2009 and 2008, respectively. The carrying amount of these assets was nil and nil at December 31, 2009 and 2008, respectively. The impairment loss of 14 recorded in 2009 consisted primarily of the Company’s facilities in ArcelorMittal Stainless Precision Europe and ArcelorMittal Inox Brasil. The impairment loss of 20 recorded in 2008 consisted primarily of the Company’s facilities in ArcelorMittal Stainless Belgium. ArcelorMittal Inox Brasil and ArcelorMittal Stainless Belgium are included in the Stainless & Electrical

Steel segment. ArcelorMittal Stainless Precision Europe is included in the Services & Solutions segment. As of December 31, 2009, 2008 and 2007, temporarily idle assets included in the Stainless & Electrical Steel segment were 94, 11, and 6, respectively. There were no temporarily idle assets as of January 1, 2007. There were no temporarily idle assets included in the other segments as of any of the periods presented.

Property, plant, and equipment was tested during the years ended December 31, 2009 and 2008 in connection with ArcelorMittal’s annual test of impairment of goodwill as of November 30, 2009 and 2008. The test was completed due to the sharp decrease in the market capitalization of ArcelorMittal. Property, plant, and equipment was tested at the CGU level. In certain instances, the CGU is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows in the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2009, the Company had determined it has 6 CGUs. The recoverable amounts of the CGUs are determined based on value in use calculation and follow similar assumptions as those used for the test on impairment for goodwill.

ArcelorMittal estimated discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU was estimated from the weighted average cost of capital of producers which operate a portfolio of assets similar to those of ArcelorMittal’s assets. Aside from the impairments described above where a decision was made to cease all future use, no impairment of property, plant and equipment was recorded for any of the years ended December 31, 2009, 2008 and 2007.

The carrying amount of property, plant and equipment includes 32, 32 and 19 and 34 of finance leases as of December 31, 2009, 2008, 2007 and January 1, 2007, respectively. The carrying amount of these finance leases is included in machinery and equipment. The carrying value of the future minimum lease payments approximates the present value.

The future minimum lease payments related to finance leases as of December 31, 2009 are as follows:

Less than 1 year	4
1 - 5 years	18
More than 5 years	10
Total	32

These finance lease arrangements are mainly related to equipment in Brazil for a carrying amount of 9 and which can be purchased at the end of the remaining leasing period of 4 years for an amount of 4 and to equipment related to the scrap and slab yard in Belgium for a carrying amount of 23 which can be purchased for their book value at the end of the remaining leasing period.

The Company pledged 1 in property, plant and equipment as of December 31, 2008 to secure banking facilities granted to the Company. No property, plant and equipment was pledged in 2009, 2007 or January 1, 2007. These facilities are further disclosed in note 14.

NOTE 10: INVESTMENTS IN ASSOCIATES

The Company had the following investments in associates:

		Ownership % at	Net asset value at	Net asset value at	Net asset value
		December 31,	December 31,	December 31,	at December 31,
Investee	Location	2009	2009	2008	2007
ArcelorMittal BioEnergia	Brazil	34.00%	132	—	—
Other			—	2	3
Total			132	2	3

On July 1, 2009, ArcelorMittal Energética Jequitinhonha, a wholly-owned subsidiary of ArcelorMittal Inox Brasil, absorbed ArcelorMittal Florestas, a wholly-owned subsidiary of ArcelorMittal Brasil. Following this transaction, APERAM holds a 34.00% equity interest in the merged entity ArcelorMittal BioEnergia. The remaining 66.00% is held by ArcelorMittal. As of December 31, 2009, ArcelorMittal BioEnergia had retained earnings of 56, representing undistributed earnings to the Company. ArcelorMittal BioEnergia did not have significant contingent liabilities as of December 31, 2009. The net asset value as of January 1, 2007 was nil.

Summarized financial information, in the aggregate, for associates is as follows:

	December 31,			January 1,
	2009	2008	2007	2007
Condensed statement of operations
Gross revenue	87	9	8
Operating income	41	—	—
Income before tax	41	1	—
Net income	29	—	—
Condensed statement of financial Position
Non-current assets	405	4	5	3
Current assets	72	2	2	1
Total assets	477	6	7	4

Non-current liabilities	50	—	—	—
Current liabilities	44	1	1	1
Total liabilities	94	1	1	1

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates. Based on this analysis, the Company concluded that no impairment was required.

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

			Net asset value
		Ownership % at December	December 31,			January 1,
	Location	31, 2009	2009	2008	2007	2007
Available-for-sale securities
General Moly Inc.	U.S.	11.49%	17	10	96	—
Aços Villares S.A.	Brasil	4.41%	81	31	73	41

Investments accounted for at cost			5	6	5	5
Total			103	47	174	46

The change in fair value of available-for-sale financial assets for the period was recorded directly in other comprehensive income as an unrealized result of 31, (33) and 25 for the years ended December 31, 2009, 2008, and 2007, respectively, net of income tax and non-controlling interests. An impairment expense of 60 was recognized in 2008 with respect to the investment in General Moly Inc. because the Company determined that the market value decline was significant.

NOTE 12: OTHER ASSETS

Other long-term receivables consist mainly of the income tax indemnity owed by ArcelorMittal France to the Company with respect to the tax losses generated by the Company’s French subsidiaries.

The contemplated spin-off of the APERAM business will trigger the exit of the Company’s French subsidiaries from the existing French tax consolidated group headed by ArcelorMittal France with retroactive effect as of January 1, 2010. As a result of such exit, and according to French tax law, APERAM’s French subsidiaries will no longer be entitled to use the tax losses generated during the tax consolidation period, which will be kept by ArcelorMittal France for future use against ArcelorMittal France’s taxable profits. A compensation in the form of an indemnity to be paid to the Company’s French subsidiaries by ArcelorMittal France was recognized on the basis of the fair value of the surrendered tax losses and amounts to 288, 242, 211 and 198 as of December 31, 2009, 2008, 2007 and January 1, 2007, respectively.

Other long-term receivables include also value-added tax (“VAT”) receivables, loans, cash guarantees and deposits.

	December 31,			January 1,
	2009	2008	2007	2007
Cash guarantees and deposits	56	48	44	52
Income tax indemnification from	288	242	211	198
ArcelorMittal France Long-term VAT receivables	10	13	11	—
Other financial assets	23	18	25	25
Total	377	321	291	275

NOTE 13: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates of the Company, were as follows:

	Year ended December 31,			December 31,			January 1,
	2009	2008	2007	2009	2008	2007	2007
Transactions	Sales			Included in Trade accounts receivable
ArcelorMittal Steel Solutions & Services	71	85	68	7	15	9	24
ArcelorMittal Flat Carbon Europe	48	197	146	10	16	36	35
ArcelorMittal Long Carbon Americas & Europe	22	27	10	10	1	3	1
ArcelorMittal Flat Carbon Americas	2	4	4	—	—	—	—
ArcelorMittal Stainless Steel*	—	4	6	2	—	1	1
Other**	3	41	64	1	10	16	3
Total	146	358	298	30	42	65	64

	Year ended December 31,			December 31,			January 1,
	2009	2008	2007	2009	2008	2007	2007
	Purchases of raw material
Transactions	& others			Included in Trade accounts payable
ArcelorMittal Sourcing	430	153	—	86	39	—	—
ArcelorMittal Flat Carbon Europe	65	76	49	12	14	12	12
ArcelorMittal Long Carbon Americas & Europe	32	14	14	7	1	2	—
ArcelorMittal Flat Carbon Americas	14	1	3	5	—	—	—
ArcelorMittal Steel Solutions & Services	1	2	2	2	2	2	2
ArcelorMittal Stainless Steel*	1	—	7	3	—	—	—
Other**	82	157	130	17	19	41	12
Total	625	403	205	132	75	57	26

* ArcelorMittal Stainless Steel represents transactions with entities historically included in the ArcelorMittal Stainless Steel segment but which are excluded from the scope of the Company’s combined financial statements.

** Other represents mainly holding, financial and service entities of ArcelorMittal.

The above tables include transactions with entities qualifying as related parties, primarily with entities which are subsidiaries of ArcelorMittal. Transactions which are similar in nature have been aggregated by ArcelorMittal reportable segments and with ArcelorMittal Sourcing, an entity which specializes in the purchase and sale of raw materials for various ArcelorMittal operating entities.

The table above includes purchases of raw materials and energy from related parties as follows:

	Year ended December 31,
	2009	2008	2007

Raw materials	476	172	65
Energy supply contracts	45	58	3

As detailed in the table below, the costs primarily associated with certain corporate functions performed by ArcelorMittal amounted to 12, 19 and 20 for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts include 2, 3 and 6 attributable to key management personnel (see note 25).

	Year ended December 31,
	2009	2008	2007
Finance	4	7	6
Board of Directors / General management	2	3	6
Information Technology	2	3	2
Internal assurance	2	1	1
Corporate Communication	1	2	2
Human Resources	1	2	2
Legal	—	1	1
Total	12	19	20

Transactions with related parties also include the following:

	December 31,			January 1,
	2009	2008	2007	2007
Receivables from cash pooling arrangements (note 7)	344	536	635	326
Derivative financial instruments — assets (note 15)	22	28	27	30
Derivative financial instruments - liabilities (note 15)	13	82	45	15
Short term debt (note 14)	88	418	164	253
Long term debt (note 14)	1,226	1,077	638	435
Payables from cash pooling arrangements (note 14)	356	364	277	556
Accrued interest payable to ArcelorMittal subsidiaries	14	1	2	1
Receivables from disposal of tangibles and financial assets (note 7)	—	9	337	10
Income tax indemnification from ArcelorMittal France (note 12)	288	242	211	198
Amounts payable to ArcelorMittal subsidiaries for research and development services	12	24	—	—
Interest expense	104	99	59	—
Interest income	2	28	4	—

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in combination and are not disclosed in this note. Refer to note 25 for disclosure of transactions with key management personnel.

NOTE 14: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,			January 1,
	2009	2008	2007	2007
Short-term bank loans and other credit facilities	373	402	325	638
Current portion of long-term debt	129	467	170	347
Lease obligations	4	5	4	3
Total	506	874	499	988

Short-term debt includes short-term loans, mainly overdrafts under a cash pooling arrangement with ArcelorMittal.

Long-term debt is comprised of the following as of December 31:

	Year of	Type of	Interest				January 1,
	maturity	Interest	rate(1)	2009	2008	2007	2007
Americas
900 credit facility	2018	Fixed	10.00%	777	845	—	—
Other loans Fixed/Floating	2010-2019	Fixed/Floating	1.72%-9.31%	156	140	165	247
Total Americas				933	985	165	247
Europe and Asia
€200 million loan	2011	Floating	3.72%	288	278	294	—
€125 million credit facility	2015	Floating	0.97%	135	152	184	165
€100 million credit facility	2011	Floating	2.04%	58	84	118	132
ArcelorMittal Treasury Loans	2010-2013	Floating	5.73%	35	32	11	9
Other loans Fixed/Floating	2010-2015	Fixed/Floating	1.73%-6.53%	27	113	179	380
Total Europe and Asia				543	659	786	686
Total				1,476	1,644	951	933
Less current portion of long-term debt				129	467	170	347
Total long-term debt (excluding lease obligations)				1,347	1,177	781	586
Lease obligations (2)				28	29	24	29
Total long-term debt, net of current portion				1,375	1,206	805	615

(1)          Rates applicable to balances outstanding at December 31, 2009.

(2)          Net of current portion of 4, 5 and 4 on December 31, 2009, 2008 and 2007, respectively and of 3 on January 1, 2007.

Americas

900 credit facility

On April 4, 2008, ArcelorMittal Inox Brazil entered into a 900 bilateral credit facility with ArcelorMittal Investment. The contract matures in 2018 and bears a fixed interest rate of 10%. The outstanding amount under this contract as of December 31, 2009 and 2008 was 777 and 845, respectively. The facility has been treated as part of the net investment of ArcelorMittal and as such all revaluation gains and losses are recognized in equity.

Europe, Asia & Africa

€200 million loan

On June 19, 2007, ArcelorMittal Stainless Belgium signed a two year €200 million loan with ArcelorMittal Finance & Services Belgium due initially in 2009. On June 17, 2009, the loan was refinanced for another period of two years maturing in 2011. The outstanding amount under this contract as of December 31, 2009, 2008 and 2007 was €200 (288, 278 and 294, respectively).

€125 million credit facility

In February 2006, ArcelorMittal Stainless Belgium signed a nine year €125 million loan with ArcelorMittal Finance & Services Belgium due in 2015. The outstanding amount under this contract as of December 31, 2009, 2008 and 2007 was €94 million (135), €109 million (152), and €125 million (184), respectively, and €125 million (165) as of January 1, 2007. In June 2010, the outstanding amount under this facility was repaid in full.

€100 million credit facility

In August 2004, ArcelorMittal Stainless Belgium signed a seven year €100 million loan with ArcelorMittal Finance & Services Belgium due in 2011. The outstanding amount under this contract as of December 31, 2009, 2008 and 2007 was €40 million (58), €60 million (84), and €80 million (118), respectively, and €100 million (132) as of January 1, 2007.

ArcelorMittal Treasury Loans

In 2009, 2008 and 2007, ArcelorMittal Stainless Service Poland entered into six separate loan agreements with ArcelorMittal Treasury totaling Polish Zloty (“PLN”) 100 million and bearing floating interest rates. The last installment under these agreements is due in September 2013. The outstanding amount under these contracts as of December 31, 2009, 2008 and 2007 was PLN 100 million (35), PLN 96 million (32), and PLN 26 million (11), respectively, and PLN 26 million (9) as of January 1, 2007.

Scheduled maturities of long-term debt including lease obligations are as follows:

December 31,
2009
2010	133
2011	386
2012	62
2013	165
2014	207
Subsequent years	555
Total	1,508

The following table presents the structure of the Company’s debt and cash in original currencies:

		In USD equivalent as of December 31, 2009
	Total USD	EUR	USD	BRL	Other (in USD)
Short-term debt and current portion of long-term debt	506	407	21	26	52
Long-term debt	1,375	455	828	75	17
Cash	118	20	21	62	15

		In USD equivalent as of December 31, 2008
	Total USD	EUR	USD	BRL	Other (in USD)
Short-term debt and current portion of long-term debt	874	746	66	22	40
Long-term debt	1,206	227	865	84	30
Cash, including restricted cash	128	35	12	61	20

		In USD equivalent as of December 31, 2007
	Total USD	EUR	USD	BRL	Other (in USD)
Short-term debt and current portion of long-term debt	499	389	27	31	52
Long-term debt	805	655	—	144	6
Cash	603	52	30	503	18

		In USD equivalent as of January 1, 2007
	Total USD	EUR	USD	BRL	Other (in USD)
Short-term debt and current portion of long-term debt	988	783	110	87	8
Long-term debt	615	458	65	83	9
Cash	316	31	15	249	21

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

At the reporting date the carrying amount and fair value of the Company’s interest-bearing financial instruments was:

	December 31,						January 1,
	2009		2008		2007		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value	Amount	Value
Instruments payable bearing interest at fixed rates	814	649	892	521	105	77	170	158
Instruments payable bearing interest at variable rates	694	658	786	476	874	643	795	777

NOTE 15: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company utilizes financial derivative instruments to manage its exposure to fluctuations in interest rates, exchange rates and commodity prices, and energy arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.

Cash and cash equivalents, restricted cash, short term investments and trade receivables are included in the “Loans and receivables” category, which is measured at amortized cost. Prepaid expenses and other current assets include derivative instruments of 21, 25, 27, and 30 as of December 31, 2009, 2008 and January 1, 2007, respectively. Other assets include derivative instruments of 1, 3, nil and nil as of December 31, 2009, 2008, and 2007 and January 1, 2007, respectively. These derivatives instruments are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”. Accrued expenses and other liabilities include derivative financial instruments amounting to (11), (69), (45) and (15) as of December 31, 2009, 2008 and 2007 and January 1, 2007, respectively. Other long-term obligations include derivative financial instruments amounting to (2), (13), nil, and nil as of December 31, 2009, 2008 and 2007and January 1, 2007, respectively.

Net gains and losses recognized in the statement of operations on derivative instruments amounted to 68, (42) and (45) for the years ended December 31, 2009, 2008 and 2007, respectively. Unrealized gains (losses), which are included in financial income and expense, were 70, (41) and (34) (see Note 17) for the years ended December 31, 2009, 2008 and 2007, respectively. Realized gains (losses), which are included in operating income were (2), (1) and (11) for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company’s short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads. See note 14 for disclosures of the carrying amount and fair value of the Company’s variable rate debt.

The following table summarizes the bases used to measure certain assets and liabilities at their fair value as of December 31, 2009. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets. The Company did not have any assets or liabilities classified as Level 3.

	Level 1	Level 2	Total
Assets at fair value:
Available-for-sale financial assets	98	—	98
Derivative financial assets	—	22	22
Total assets at fair value	98	22	120

Liabilities at fair value
Derivative financial liabilities	—	13	13
Total liabilities at fair value	—	13	13

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, commodity prices (base metals), and energy. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well established and recognized vendors of market data (Bloomberg and Reuters) and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates, and interest rates.

Portfolio of Derivatives

The Company’s portfolio of derivatives consists of transactions with ArcelorMittal Treasury, which in turn enters into offsetting positions with counterparties external to ArcelorMittal. ArcelorMittal manages the counterparty risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction exposure limits based on the risk characteristics of the counterparty.

The portfolio associated with derivative financial instruments as of December 31, 2009 is as follows:

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	value
Foreign exchange rate instruments
Forward purchase of contracts	85	2	47	(2)
Forward sale of contracts	55	2	156	(4)
Total foreign exchange rate instruments		4		(6)

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	value
Raw materials (base metal)
Term contracts sales	3	—	31	(4)
Term contracts purchases	77	18	23	(3)
Total raw materials (base metal)		18		(7)
Total		22		(13)

The portfolio associated with derivative financial instruments as of December 31, 2008 is as follows:

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	value
Foreign exchange rate instruments
Forward purchase of contracts	192	12	84	(9)
Forward sale of contracts	148	10	168	(8)
Total foreign exchange rate instruments		22		(17)
Raw materials (base metal), energy
Oil options	5	—	9	(1)
Term contracts sales metals	7	1	19	(3)
Term contracts purchases metals	28	5	131	(61)
Total raw materials (base metal), energy		6		(65)
Total		28		(82)

The portfolio associated with derivative financial instruments as of December 31, 2007 is as follows:

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	Value
Foreign exchange rate instruments
Forward purchase of contracts	20	—	437	(13)
Forward sale of contracts	360	8	84	(1)
Total foreign exchange rate instruments		8		(14)
Raw materials (base metal)
Term contracts sales	144	13	13	—
Term contracts purchases	47	6	218	(31)
Total raw materials (base metal)		19		(31)
Total		27		(45)

The portfolio associated with derivative financial instruments as of January 1, 2007 is as follows:

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	value
Foreign exchange rate instruments
Forward purchase of contracts	46	1	327	(9)
Forward sale of contracts	436	9	107	(1)
Total foreign exchange rate instruments		10		(10)

	Assets		Liabilities
	Notional	Fair	Notional	Fair
	Amount	Value	amount	value
Raw materials (base metal)
Term contracts sales	1	—	12	(2)
Term contracts purchases	91	20	45	(3)
Total raw materials (base metal)		20		(5)
Total		30		(15)

Interest rate risk

The Company utilizes interest rate derivatives (mainly interest rate swaps) to manage its exposure to fluctuations in interest rates. Interest rate swaps enable the Company to amend its exposure to fixed or floating interest rates either at inception or during the lifetime of the loan. The Company and its counter-party exchange, at predefined intervals, the difference between the agreed fixed and the variable rates, calculated on the basis of the notional amount of the swap.

Exchange rate risk

The Company is exposed to fluctuations in foreign exchange rates due to a substantial portion of the Company’s assets, liabilities, sales and earnings being denominated in currencies other than the U.S. dollar (its presentation currency). These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the Euro, Brazilian real, as well as fluctuations in the other countries’ currencies in which the Company has significant operations and/or sales, could have a material impact on its results of operations.

Following its Treasury and Financial Risk Management Policy, the Company hedges its net exposure to exchange rates through spot and derivative transactions.

Liquidity Risk

The Company’s principal sources of liquidity are cash generated from its operations, bank credit lines and various working capital credit lines at its operating subsidiaries. The levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to manage the maturity profile and currency mix.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2009
		Contractual	Less			More
	Carrying	Cash	than 1	1-2	2-5	than 5
	Amount	Flows	year	Years	Years	Years
Non-derivative financial liabilities
Loans over 100	(1,173)	(1,572)	(109)	(392)	(521)	(550)
Trade and other payables	(608)	(608)	(608)
Other non-derivative financial liabilities	(708)	(758)	(504)	(87)	(136)	(31)
	(2,489)	(2,938)	(1,221)	(479)	(657)	(581)
Derivative financial liabilities
Foreign exchange contracts	(6)	(6)	(6)	—	—	—
Other commodities contracts	(7)	(7)	(6)	(1)	—	—
Total	(13)	(13)	(12)	(1)	—	—

	December 31, 2008
			Less			More
	Carrying	Contractual	than 1	1-2	2-5	than 5
	Amount	Cash Flows	year	Years	Years	Years
Non-derivative financial liabilities
Loans over 100	(1,247)	(1,715)	(395)	(108)	(398)	(814)
Trade and other payables	(721)	(721)	(721)	—	—	—
Other non-derivative financial liabilities	(833)	(872)	(593)	(117)	(125)	(37)
	(2,801)	(3,308)	(1,709)	(225)	(523)	(851)
Derivative financial liabilities
Foreign exchange contracts	(17)	(17)	(16)	(1)	—	—
Other commodities contracts	(65)	(65)	(54)	(9)	(2)	—
Total	(82)	(82)	(70)	(10)	(2)	—

	December 31, 2007
						More
			Less			than
	Carrying	Contractual	than 1	1-2	2-5	5
	Amount	Cash Flows	year	Years	Years	Years
Non-derivative financial liabilities
Loans over 100	(697)	(782)	(140)	(420)	(148)	(74)
Trade and other payables	(1,257)	(1,257)	(1,257)	—	—	—
Other non-derivative financial liabilities	(607)	(643)	(416)	(95)	(109)	(23)
	(2,561)	(2,682)	(1,813)	(515)	(257)	(97)
Derivative financial liabilities
Foreign exchange contracts	(14)	(14)	(13)	(1)	—	—
Other commodities contracts	(31)	(31)	(29)	(2)	—	—
Total	(45)	(45)	(42)	(3)	—	—

	January 1, 2007
			Less			More
	Carrying	Contractual	than 1	1-2	2-5	than 5
	Amount	Cash Flows	year	Years	Years	Years
Non-derivative financial liabilities
Loans over 100	(563)	(626)	(224)	(106)	(207)	(89)
Trade and other payables	(1,328)	(1,328)	(1,328)	—	—	—
Other non-derivative financial liabilities	(1,040)	(1,114)	(816)	(92)	(167)	(39)
	(2,931)	(3,068)	(2,368)	(198)	(374)	(128)
Derivative financial liabilities
Foreign exchange contracts	(10)	(10)	(10)	—	—	—
Other commodities contracts	(5)	(5)	(5)	—	—	—
Total	(15)	(15)	(15)	—	—	—

Raw materials and energy

The Company utilizes derivative instruments such as forwards, swaps and options to manage its exposure to commodity and energy prices both through the purchase of commodities and energy and through sales contracts.

Fair values of raw material and energy instruments are as follows:

	At December 31,			At January 1,
	2009	2008	2007	2007
Base metals	11	(58)	(12)	15
Energy (oil)	—	(1)	—	—
Total	11	(59)	(12)	15

Assets associated with raw material and energy	18	6	19	20
Liabilities associated with raw material and energy	(7)	(65)	(31)	(5)
Total	11	(59)	(12)	15

The Company consumes large amounts of commodities (mainly nickel), the price of which is related to the London Metals Exchange price index and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). The Company is exposed to price volatility in respect of its purchases in the spot market and under its long-term supply contracts.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% variation of the U.S. dollar against the other currencies to which the Company is exposed. The sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss where a negative number indicates a decrease in profit or loss and other equity.

	December 31,	December 31,	December 31,
	2009	2008	2007
10% appreciation in U.S. dollar	(8)	(5)	5
10% depreciation in U.S. dollar	8	5	(5)

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity to a change of 100 basis points (“bp”) variation in interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2009
		Interest Rate	Cash Flow
	Rate	Swaps/Forward	Sensitivity
	Instrument	Rate Agreements	(net)
100 bp increase	(5)	—	(5)
100 bp decrease	5	—	5

	December 31, 2008
		Interest Rate	Cash Flow
	Rate	Swaps/Forward	Sensitivity
	Instrument	Rate Agreements	(net)
100 bp increase	(6)	—	(6)
100 bp decrease	6	—	6

	December 31, 2007
		Interest Rate	Cash Flow
	Rate	Swaps/Forward	Sensitivity
	Instrument	Rate Agreements	(net)
100 bp increase	(3)	—	(3)
100 bp decrease	3	—	3

Base metals, energy, freight and emissions rights

The following table details the Company’s sensitivity to a 10% variation in the prices of base metals. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments held for trading at fair value through the statement of operations.

	December 31,
	2009	2008	2007
	Income	Income	Income
+10% in prices	7	7	7
-10% in prices	(7)	(7)	(7)

NOTE 16: EQUITY

Capital transactions with ArcelorMittal

Capital transactions with ArcelorMittal amounted to 113 in 2009 and mainly included a contribution by ArcelorMittal of 127 with respect to the sale of a 7% stake in ArcelorMittal Finance & Services Belgium to ArcelorMittal. In 2008, ArcelorMittal Stainless Belgium entered into a loan agreement with a subsidiary of ArcelorMittal in the amount of 3,172 and subsequently purchased shares of ArcelorMittal Finance & Services Belgium for 3,172. In 2009, the shares were sold for 150 more than the purchase price. As this transaction was related to internal restructuring rather than the operations of the Company’s business, the effect of this transaction, including interest expense and tax effects, have been recorded as a change in ArcelorMittal’s net investment. In 2009, this resulted in an increase of ArcelorMittal’s net investment of 127 related to the gain on disposal offset by interest expense.

The change in ArcelorMittal’s net investment in the combined statements of cash flows amounted to 55 in 2009 and included mainly the cash inflow of 61 net of interest expense related to the disposal of ArcelorMittal Finance & Services Belgium as mentioned above.

Capital transactions with ArcelorMittal amounted to 817 in 2008 and mainly include the contribution by ArcelorMittal of 865 with respect to the capital increase of ArcelorMittal Inox Brasil’s holding company to acquire part of the remaining non-controlling interests in ArcelorMittal Inox Brasil. An additional 88 was invested in ArcelorMittal Inox Brasil by subsidiaries of ArcelorMittal as part of the acquisition of non-controlling interests. Additionally, net cash outflows primarily related to interest expense, related to the ArcelorMittal Finance & Services Belgium transaction described above amounted to 85 and were treated as a reduction of ArcelorMittal’s net investment. Additionally, APERAM entities purchased ownership interests in entities included in the Company’s combined statement of financial position as at January 1, 2007, from other ArcelorMittal entities. The purchase price paid by APERAM entities of 21 was treated as a reduction in ArcelorMittal’s net investment.

The change in ArcelorMittal’s net investment in the combined statements of cash flows amounted to 333 in 2008 and included mainly the cash inflow of 340 related to the disposal of ArcelorMittal Stainless Service Germany GmbH by ArcelorMittal Stainless France and ArcelorMittal Stainless Service France to ArcelorMittal Berlin Holding GmbH as well as a cash inflow of 88 related to additional amounts invested in ArcelorMittal Inox Brasil as described above. The net cash outflows of 85 relate to the ArcelorMittal Finance & Services Belgium transaction as mentioned above.

Capital transactions with ArcelorMittal amounted to 459 in 2007 and mainly include contributions by ArcelorMittal of 150 with respect to the acquisitions of Cinter, Majdalani and General Moly Inc. as well as a contribution of ArcelorMittal amounting to 318 related to the disposal of ArcelorMittal Stainless Service Germany GmbH by ArcelorMittal Stainless France and ArcelorMittal Stainless Service France to ArcelorMittal Berlin Holding GmbH.

Dividends

Certain entities within the scope of the Company’s combined financial statements historically owned by ArcelorMittal entities which are not in scope of the Company’s combined financial statements paid dividends between January 1, 2007 and December 31, 2009. These dividend payments have been maintained in the combined financial statements and treated as distributions by the Company.

Stock Option Plans

Certain of the Company’s employees participate in stock-based compensation plans sponsored by ArcelorMittal. These plans provide employees with stock or options to purchase stock in ArcelorMittal. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by ArcelorMittal for options granted to its employees has been reflected in the Company’s combined statements of operations as selling, general and administrative. The compensation expense recognized for stock option plans was 5, 6 and 3 for each of the years ended December 31, 2009, 2008, and 2007, respectively.

On August 4, 2009, certain of the Company’s employees were granted 149,300 options under the new ArcelorMittal Global Stock Option Plan 2009-2018 at an exercise price of $38.30. The options expire on August 4, 2019.

On August 5, 2008, certain of the Company’s employees were granted 256,500 options under the ArcelorMittalShares plan at an exercise price of $82.57. The options expire on August 5, 2018.

On August 2, 2007, certain of the Company’s employees were granted 221,950 options under the ArcelorMittalShares plan at an exercise price of $64.30. The options expire on August 2, 2017.

In connection with the merger of Arcelor and Mittal Steel completed in 2007, each Arcelor stock option was provided the right to purchase or subscribe, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 177,149 options to purchase common stock of ArcelorMittal, with an exercise price of €30.13 ($43.40) per option.

The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the combined statement of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2009	2008	2007
Exercise price (per share)	$38.30	$82.57	$64.30
Dividend yield	1.96%	1.82%	2.03%
Expected annualized volatility	62%	45%	58%
Discount rate - bond equivalent yield	3.69%	4.02%	4.91%
Weighted average share price (per share)	$38.30	$82.57	$64.30
Expected life in years	6	6	6

	Year of grant
	2009	2008	2007
Fair value of options (per share)	$20	$34	$32

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. Option activity with respect to ArcelorMittal shares is summarized below as of and for each of the years ended December 31, 2009, 2008, and 2007:

			Weighted
		Range of	Average
	Number of	Exercise Prices	Exercise Price
	Options	(per option)	(per option)
Outstanding, January 1, 2007	—	—	—
Granted	221,950	$64.30	$64.30
Exercised	—	—	—
Effect of legal merger	177,149	44.35	44.35
Outstanding, December 31, 2007	399,099	44.35 – 64.30	55.44
Granted	256,500	82.57	82.57
Exercised	—	—	—
Cancelled	(35,392)	41.93 – 64.30	49.85
Forfeitures	(6,266)	64.30	64.30
Outstanding, December 31, 2008	613,941	41.93 – 82.57	66.31
Granted	149,300	38.30	38.30
Exercised	—	—	—
Cancelled	(98,679)	43.40 – 82.57	66.41
Forfeitures	(74,094)	64.30 – 82.57	69.73
Outstanding, December 31, 2009	590,468	38.30 – 82.57	59.17

Exercisable, December 31, 2009	213,934	43.40 – 82.57	69.23
Exercisable, December 31, 2008	82,854	41.93 – 64.30	59.67
Exercisable, December 31, 2007	17,143	44.35	44.35

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2009:

Options Outstanding
		Weighted	Options
		average	exercisable
		contractual life	(number
Exercise Prices (per option)	Number of options	(in years)	of options)
82.57	190,400	8.60	90,400
64.30	125,050	7.59	94,962
43.40	125,718	3.50	28,572
38.30	149,300	9.60	—
$38.30 – 82.57	590,468	7.55	213,934

NOTE 17: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Recognized in the statement of operations
Interest expense	(119)	(123)	(103)
Interest income	10	59	36
Result on disposal of financial assets	2	2	—
Unrealized gains (losses) on derivative instruments	70	(41)	(34)
Impairment of financial assets	(3)	(61)	(1)
Net foreign exchange result	25	(32)	(4)
Others	13	(27)	(11)

Total	(2)	(223)	(117)

Recognized in the statement of comprehensive income (Company share)
Net change in fair value of available-for-sale financial assets	31	(33)	25

Foreign currency translation differences for foreign operations	523	(665)	536

Total	554	(698)	561

The impairment loss of 61 on financial assets in 2008 includes mainly the impairment of the available-for-sale investment in General Moly Inc. for 60. Unrealized gains and losses on derivative instruments are mainly related to the fair value adjustments of raw material financial instruments hedging the purchases of nickel and do not qualify for hedge accounting.

NOTE 18: INCOME TAX

Income tax expense (benefit)

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2009, 2008 and 2007, respectively, is summarized as follows:

	Year ended December 31,
	2009	2008	2007
Total current income tax expense	(22)	(1)	183
Total deferred tax (benefit) expense	(35)	62	44
Total income tax expense	(57)	61	227

The following table reconciles the income tax expense (benefit) to the statutory tax expense as calculated:

	Year ended December 31,
	2009	2008	2007
Net (loss) income:	(150)	59	398
Non-controlling interest	—	39	161
Income tax (benefit) expense	(57)	61	227
Income (loss) before tax:	(207)	159	786
Tax (benefit) expense at domestic rates applicable to countries where (loss) income was generated	(71)	57	266
Tax exempt revenues	(2)	(3)	(1)
Net change in measurement of deferred tax assets	(17)	4	(17)
Tax benefits surrendered to ArcelorMittal tax groups, net of indemnification	55	15	10
Rate changes	—	3	—
Deductible interest on net equity	(25)	(27)	(23)
Non-deductible stock option charge	2	2	1
Other permanent difference	1	10	(9)
Income tax expense (benefit)	(57)	61	227

Tax exempt revenues mainly relate to tax exempt results from overseas companies held by ArcelorMittal Inox Brasil for (1), (3) and (1) in 2009, 2008 and 2007, respectively and tax exempt dividends in ArcelorMittal Inox Brasil for (1) in 2009.

Net change in measurement of deferred tax assets of (17) in 2009 relates to previously unrecognized deferred tax assets on tax losses recognized by ArcelorMittal Inox Brasil of (18) and deferred tax assets not recognized on tax losses by ArcelorMittal Stainless Automotive Tube Czech Republic s.r.o. of 1.

Net change in measurement of deferred tax assets of 4 in 2008 relates to deferred tax assets not recognized on tax losses by ArcelorMittal Stainless Automotive Tube Czech Republic s.r.o. and ArcelorMittal Stainless Service Poland of 2 and 2, respectively.

Net change in measurement of deferred tax assets of (17) in 2007 relates to previously unrecognized deferred tax assets on tax losses recognized by ArcelorMittal Inox Brasil and ArcelorMittal Stainless Tubes Italy for (11) and (2), respectively and previously unrecognized tax losses utilized by ArcelorMittal Précision Europe for (4).

Tax benefits surrendered to ArcelorMittal tax groups net of indemnification amounted to 55, 15, and 10 in 2009, 2008, and 2007, respectively. The tax benefits surrendered mainly relate to deferred tax assets not recognized in respect of the tax losses incurred by the Company’s entities which are members of the tax groups operated by ArcelorMittal in France (93 and 45 in 2009 and 2008, respectively) and Italy (1 and 7 in 2009 and 2008, respectively). In the event of a change of control, the Company will not be able to utilize the benefit of these losses which were transferred to the ArcelorMittal tax groups. The benefits surrendered were partially offset by amounts to be reimbursed from ArcelorMittal to the Company as follows: France of (38) and (41) in 2009 and 2008, respectively and Italy of (3) in 2009. In 2007, the Company utilized tax losses of other members of the ArcelorMittal tax groups of 10.

The 2008 tax expense from rate changes of 3 mainly results from the decrease of corporate income tax rates in Germany of 1 and Italy of 2.

Some interest on net equity paid by ArcelorMittal Inox Brasil have been deducted from taxable income decreasing the income tax expense by (25), (27) and (23) in 2009, 2008 and 2007, respectively.

The net deferred tax benefit (expense) recorded directly to equity was (25), 431 and (14) as of December 31, 2009, 2008 and 2007, respectively. There was no current tax booked directly in equity in 2009, 2008 and 2007, respectively.

The amount of 70 recognized in capital employed in 2009 relates primarily to ArcelorMittal Stainless Belgium’s sale of a 7% ownership interest in ArcelorMittal Finance & Services Belgium, as described in note 16.

The amount of 297 recognized in capital employed in 2008 includes ArcelorMittal Stainless Belgium’s purchase of a 7% ownership interest in ArcelorMittal Finance & Services Belgium, as described in note 16, for 12, a deferred tax benefit of 306 with respect to the tax deductible goodwill on the acquisition of the non-controlling interests in ArcelorMittal Inox Brasil and a derecognition of the deferred tax benefit of 21 on the impairment of the investment in General Moly following its surrender to ArcelorMittal.

Income tax recognized directly in equity

	2009	2008	2007
Deferred tax
Recognized in other comprehensive income on:
Unrealized gain (loss) on available-for-sale securities	(13)	17	(14)
Foreign currency translation adjustments	(82)	117	—
Recognized in capital employed	70	297	—
	(25)	431	(14)

The origin of deferred tax assets and liabilities is as follows:

	Assets				Liabilities				Net
				January				January				January
	December 31,			1,	December 31,			1,	December 31,			1,
	2009	2008	2007	2007	2009	2008	2007	2007	2009	2008	2007	2007
Intangible assets	177	177	9	11	(32)	(37)	(77)	(74)	145	140	(68)	(63)
Property, plant and equipment	5	3	5	13	(441)	(436)	(554)	(465)	(436)	(433)	(549)	(452)
Inventories	32	46	44	33	(2)	—	(5)	(3)	30	46	39	30
Available-for-sale financial assets	—	—	—	—	(21)	(9)	(26)	(12)	(21)	(9)	(26)	(12)
Financial instruments	4	27	10	1	(7)	(9)	(4)	(8)	(3)	18	6	(7)
Other assets	31	18	30	32	(3)	(8)	—	—	28	10	30	32
Provisions	76	88	102	75	(73)	(64)	(55)	(28)	3	24	47	47
Other liabilities	34	31	29	24	(2)	(51)	(13)	(2)	32	(20)	16	22
Tax losses carried	212	137							212	137	102	116
forward			102	116	—	—	—	—
Tax credits	5	18	5	2	—	—	—	—	5	18	5	2
Deferred tax assets / (liabilities)	576	545	336	307	(581)	(614)	(734)	(592)	(5)	(69)	(398)	(285)
Deferred tax assets									173	182	23	32
Deferred tax liabilities									(178)	(251)	(421)	(317)

Deferred tax assets not recognized by the Company as of December 31, 2009 were as follows:

		Total	Recognized
	Gross	deferred tax	deferred tax	Unrecognized
	amount	assets	assets	deferred tax assets
Tax losses carried forward	783	261	212	49
Tax credits and other tax benefits	15	5	5	—
Other temporary differences	1,063	359	359	—
Total		625	576	49

Deferred tax assets not recognized by the Company as of December 31, 2008 were as follows:

		Total	Recognized
	Gross	deferred tax	deferred tax	Unrecognized
	amount	assets	assets	deferred tax assets
Tax losses carried forward	582	191	137	54
Tax credits and other tax benefits	53	18	18	—
Other temporary differences	1,150	390	390	—
Total		599	545	54

Deferred tax assets not recognized by the Company as of December 31, 2007 were as follows:

		Total	Recognized
	Gross	deferred tax	deferred tax	Unrecognized
	amount	assets	assets	deferred tax assets
Tax losses carried forward	482	163	102	61
Tax credits and other tax benefits	15	5	5	—
Other temporary differences	674	229	229	—
Total		397	336	61

Deferred tax assets not recognized by the Company as of January 1, 2007 were as follows:

		Total	Recognized
	Gross	deferred tax	deferred tax	Unrecognized
	amount	assets	assets	deferred tax assets
Tax losses carried forward	532	182	116	66
Tax credits and other tax benefits	6	2	2	—
Other temporary differences	558	191	189	2
Total		375	307	68

Net deferred tax assets relating to the Company’s entities which are members of the tax group operated by ArcelorMittal in France amounted to 5, 9, 7 and 24 at December 31, 2009, 2008, 2007 and January 1, 2007, respectively. These assets were recognised in consideration of the future taxable profits of the tax group as well as the fact that tax losses in France have been surrendered to ArcelorMittal France. These entities have a history of recent losses as a result of unfavourable market conditions and restructuring expenses incurred over recent years.

The Company has unrecognized deferred tax assets relating to tax loss carry forwards amounting to 49, 54, 61 and 66 as of December 31, 2009, 2008, 2007 and January 1, 2007, respectively. As of December 31, 2009, the deferred tax assets not recognized relate to tax loss carry forwards attributable to subsidiaries located in Brazil (37), Spain (7), Czech Republic (3) and Poland (2) with different statutory tax rates. Therefore, the amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a blended rate. Unrecognized tax losses have no expiration date in Brazil and an expiration date of 15 years in Spain and 5 years in Czech Republic and Poland. The utilization of tax loss carry forwards is restricted to the taxable income of the subsidiary.

At December 31, 2009, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that the Company will realize the benefits of an amount of deferred tax assets recognized for 173. The amount of future taxable income required to be generated by the Company’s operating subsidiaries to utilize the total deferred tax assets is approximately 516. Historically, the Company has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its combined financial statements. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The Company has not recorded any deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income tax due if these earnings would be distributed. Investments in the Company’s subsidiaries are not expected to reverse in the foreseeable future and therefore capital gains are not anticipated. The aggregate amount of deferred tax liabilities relating to investments in subsidiaries, branches and associates and investments that is not recognized is 1.

Tax loss carry forwards

At December 31, 2009, the Company had total estimated net tax loss carry forwards of 783.

Such amount includes net operating losses of 24, 15, 11 and 2 related to ArcelorMittal Stainless Iberica S.L. in Spain, ArcelorMittal Stainless Automotive Tube Czech Republic s.r.o. in Czech Republic, ArcelorMittal Stainless Service Poland in Poland and MT Majdalani in Argentina, respectively which expire as follows:

Year expiring	Amount
2010	—
2011	2
2012	—
2013	27
2014	4
2015-2029	19
Total	52

The remaining tax loss carry forwards of 731 are indefinite and attributable to the Company’s operations in Belgium, Brazil and Italy.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

NOTE 19: PROVISIONS

The movements by provision were as follows:

	Balance at		Deductions -	Effects of Foreign
	January 1,		Payments and	Exchange and other	Balance at
	2007	Additions	other releases	movements	December 31, 2007

Environmental (see note 23)	51	12	(19)	5	49
Restructuring	26	2	(15)	3	16
Litigation (see note 23)	75	38	(9)	(21)	83
Onerous contracts	2	1	—	—	3
Voluntary separation plans	18	4	(12)	40	50
Other	27	13	(13)	1	28
	199	70	(68)	28	229
Short-term provisions	83				76
Long-term provisions	116				153
	199				229

	Balance at		Deductions –	Effects of Foreign
	December 31,		Payments and	Exchange and other	Balance at
	2007	Additions	other releases	movements	December 31, 2008
Environmental (see note 23)	49	7	(14)	(3)	39
Restructuring	16	1	(7)	(1)	9
Litigation (see note 23)	83	4	(39)	2	50
Onerous contracts	3	27	(1)	1	30
Voluntary separation plans	50	76	(10)	(13)	103
Other	28	15	(24)	(1)	18
	229	130	(95)	(15)	249
Short-term provisions	76				122
Long-term provisions	153				127
	229				249

	Balance at		Deductions -	Effects of Foreign
	December 31,		Payments and	Exchange and other	Balance at
	2008	Additions	other releases	movements	December 31, 2009
Environmental (see note 23)	39	11	(2)	(5)	43
Restructuring	9	—	(5)	1	5
Litigation (see note 23)	50	1	(15)	13	49
Onerous contracts	30	—	(28)	(2)	—
Voluntary separation plans	103	28	(84)	11	58
Other	18	15	(18)	5	20
	249	55	(152)	23	175
Short-term provisions	122				39
Long-term provisions	127				136
	249				175

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts above and the actual outflows. Due to the uncertainties regarding the timing of the provisions or the short period of their expected use, they are presented on a non-discounted basis.

Environmental provisions are related to probable environmental assessments and/or remedial efforts and are expected to be used for up to 20 years.

Restructuring provisions are mainly related to reorganizations in France and are expected to be settled within the next year.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years.

Provisions for onerous contracts related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts and any remaining provision was fully utilized during the year ended December 31, 2009.

In addition to existing labor agreements, voluntary separation plans were announced at the end of 2008 by the ArcelorMittal Group Management Board and were largely completed in 2009. As of December 31, 2009, the outstanding provision relates to remaining plans primarily in France and Belgium which are expected to be settled in a period of one to four years.

Other includes provisions for technical warranties, guarantees as well as other disputes.

NOTE 20: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following as of December 31:

	December 31,			January 1,
	2009	2008	2007	2007
Accrued payroll and employee related expenses	153	153	202	173
Dividends payable to ArcelorMittal and non- controlling interests	63	6	68	23
Cash collected from sold trade receivables	63	103	53	—
Revaluation of derivative instruments	11	69	45	15
VAT and other amounts due to public authorities	54	38	64	55
Unearned revenue and accrued payables	10	10	16	14
Other creditors	134	133	74	131
Total	488	512	522	411

NOTE 21: COMMITMENTS

The Company’s commitments consist of three main categories:

•                  various purchase and capital expenditure commitments,

•                  pledges, guarantees and other collateral instruments given to secure financial debt and credit lines,

•                  non-cancellable operating leases.

Commitments given

	December 31,			January 1,
	2009	2008	2007	2007

Purchase commitments	1,052	924	1,205	614
Capital expenditure commitments	11	25	25	38
Guarantees, pledges and other
collateral	92	76	77	60
Operating leases	25	26	26	24
Other commitments	2	—	1	1
Total	1,182	1,051	1,334	737

Purchase commitments

Purchase commitments consist of the major agreements for procuring nickel, iron ore and pellets. The Company also entered into agreements for industrial gas and mill rolls.

Guarantees, property and other collateral

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s operating subsidiaries and guarantees issued related to external debt financing. Guarantees consist of guarantees of financial loans and credit lines first demand and documentary guarantees. Other collateral and guarantees include documentary credits, letters of credit and sureties.

Operating leases

Commitments for operating leases primarily related to one contract for land in Belgium. This lease expires in 2064. Future payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2009 according to maturity periods are as follows:

Less than 1 year	—
1-3 years	1
4-5 years	1
More than 5 years	23
Total	25

Commitments received

	December 31,			January 1,
	2009	2008	2007	2007

Endorsements and guarantees received from
companies excluded from the combination	36	67	162	63
Other commitments received	31	39	1,318	863
Total	67	106	1,480	926

Other commitments received

Other commitments received include commitments deriving from bills, sureties and guarantees provided by third parties.

NOTE 22: DEFERRED EMPLOYEE BENEFITS

The Company’s operating subsidiaries have different types of pension plans for its employees. Also, some of the operating subsidiaries offer other post-employment benefits, principally retirement indemnities. The Company does not offer any post-employment healthcare benefits. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statement of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial gains amounted to 10 for pensions and 3 for other post retirement benefits as of December 31, 2009.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European operating subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced by defined contributions pension plans for active members financed by employer and employee contributions.

Plan Assets

The weighted-average asset allocations by asset category in Brazil were as follows:

	December 31			January 1,
	2009	2008	2007	2007
Equity Securities	3%	2%	4%	4%
Fixed Income (including cash)	96%	97%	95%	95%
Real Estate	1%	1%	1%	1%
Total	100%	100%	100%	100%

The assets related to the funded defined benefit pension plans in Europe represented 1, 1, and 2 as of December 31, 2009, 2008 and 2007, respectively, and 1 as of January 1, 2007 and were invested in guaranteed insurance contracts.

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of 24, 7 and 10 in 2009, 2008 and 2007, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective operating subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	BRAZIL	EUROPE
Equity Securities	11%	—
Fixed Income (including cash)	88%	—
Real Estate	1%	—
Other	—	100%
Total	100%	100%

The following tables detail the reconciliation of defined benefit obligation, plan assets and statement of financial position.

	Year Ended December 31, 2009
	TOTAL	BRAZIL	EUROPE
Change in benefit obligation
Benefit obligation at beginning of the period	144	55	89
Service cost	1	1
Interest cost	13	8	5
Curtailments and settlements	(1)	(1)
Actuarial loss	6	2	4
Benefits paid	(11)	(5)	(6)
Foreign currency exchange rate differences and other movements	33	30	3
Benefit obligation at end of the period	185	90	95

Change in plan assets
Fair value of plan assets at beginning of the period	98	97	1
Expected return on plan assets	14	14	—
Actuarial gain	10	10	—
Benefits paid	(5)	(5)	—
Foreign currency exchange rate differences and other movements	46	46	—
Fair value of plan assets at end of the period	163	162	1

Present value of wholly or partly funded obligation	(91)	(90)	(1)
Fair value of plan assets	163	162	1
Net present value of wholly or partly funded obligation	72	72	—
Present value of unfunded obligation	(94)	—	(94)
Unrecognized net actuarial (gain) loss	(10)	(13)	3
Prepaid due to unrecoverable surpluses	(59)	(59)	—
Recognized liabilities	(91)	—	(91)

	Year Ended December 31, 2008
	TOTAL	BRAZIL	EUROPE
Change in benefit obligation
Benefit obligation at beginning of the period	159	65	94
Service cost	1	1	—
Interest cost	12	7	5
Curtailments and settlements	(1)	(1)	—
Actuarial loss	7	5	2
Benefits paid	(11)	(4)	(7)
Foreign currency exchange rate differences and other movements	(23)	(18)	(5)
Benefit obligation at end of the period	144	55	89

Change in plan assets
Fair value of plan assets at beginning of the period	127	126	1
Expected return on plan assets	14	14	—
Actuarial loss	(7)	(7)	—
Benefits paid	(4)	(4)	—
Foreign currency exchange rate differences and other movements	(32)	(32)	—
Fair value of plan assets at end of the period	98	97	1

Present value of wholly or partly funded obligation	(56)	(55)	(1)
Fair value of plan assets	98	97	1
Net present value of wholly or partly funded obligation	42	42	—
Present value of unfunded obligation	(88)	—	(88)
Unrecognized net actuarial gain	(2)	—	(2)
Prepaid due to unrecoverable surpluses	(42)	(42)	—
Recognized liabilities	(90)	—	(90)

	Year Ended December 31, 2007
	TOTAL	BRAZIL	EUROPE
Change in benefit obligation
Benefit obligation at beginning of the period	138	51	87
Service cost	1	1	—
Interest cost	10	6	4
Actuarial gain	(4)	(1)	(3)
Benefits paid	(7)	(3)	(4)
Foreign currency exchange rate differences and other movements	21	11	10
Benefit obligation at end of the period	159	65	94

Change in plan assets
Fair value of plan assets at beginning of the period	99	98	1
Expected return on plan assets	12	12	—
Actuarial loss	(1)	(1)	—
Benefits paid	(3)	(3)	—
Foreign currency exchange rate differences and other movements	20	20	—
Fair value of plan assets at end of the period	127	126	1

Present value of wholly or partly funded obligation	(66)	(65)	(1)
Fair value of plan assets	127	126	1
Net present value of wholly or partly funded obligation	61	61	—
Present value of unfunded obligation	(93)	—	(93)
Unrecognized net actuarial gain	(4)	—	(4)
Prepaid due to unrecoverable surpluses	(61)	(61)	—
Recognized liabilities	(97)	—	(97)

Asset Ceiling

In accordance with IFRS, assets recognized for a defined benefit plan are limited to the present value of any economic benefit available in the form of refunds from the plan or reductions in future contributions to the plan. The amount not recognized in the fair value of plan assets due to the asset ceiling was 59, 42 and 61 at December 31, 2009, 2008 and 2007, respectively and 46 as of January 1, 2007.

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2009
	TOTAL	BRAZIL	EUROPE
Net periodic pension cost (benefit)
Service cost	1	1	—
Interest cost	13	8	5
Expected return on plan assets	(14)	(14)	—
Charges due to unrecoverable surpluses	3	3	—
Curtailments and settlements	(1)	(1)	—
Amortization of unrecognized actuarial (gain) loss	2	3	(1)
Total	4	—	4

	Year Ended December 31, 2008
	TOTAL	BRAZIL	EUROPE
Net periodic pension cost (benefit)
Service cost	1	1	—
Interest cost	12	7	5
Expected return on plan assets	(14)	(14)	—
Charges due to unrecoverable surpluses	(6)	(6)	—
Amortization of unrecognized actuarial (gain) loss	12	12	—
Total	5	—	5

	Year Ended December 31, 2007
	TOTAL	BRAZIL	EUROPE
Net periodic pension cost (benefit)
Service cost	1	1	—
Interest cost	10	6	4
Expected return on plan assets	(12)	(12)	—
Charges due to unrecoverable surpluses	5	5	—
Total	4	—	4

Other post-employment benefits

The Company’s principal operating subsidiaries provide other post-employment benefits (“OPEB”), including life insurance benefits, to retirees.

Summary of changes in the other post employment benefit obligation and the change in plan assets:

	Year Ended December 31, 2009
	TOTAL	BRAZIL	EUROPE
Change in post-employment benefit obligation
Benefit obligation at beginning of period	60	5	55
Service cost	2	—	2
Interest cost	3	—	3
Actuarial loss (gain)	—	(1)	1
Benefits paid	(6)	—	(6)
Curtailments and settlements	(4)	—	(4)
Foreign currency exchange rate changes and other movements	4	1	3
Benefits obligation at end of period	59	5	54

Fair value of assets	—	—	—
Present value of funded obligation	—	—	—
Fair value of plan assets	—	—	—
Net present value of funded obligation	—	—	—
Present value of unfunded obligation	(59)	(5)	(54)
Unrecognized net actuarial loss (gain)	(3)	—	(3)
Net amount recognized	(62)	(5)	(57)

	Year Ended December 31, 2008
	TOTAL	BRAZIL	EUROPE
Change in post-employment benefit obligation
Benefit obligation at beginning of period	68	6	62
Service cost	2	—	2
Interest cost	4	1	3
Actuarial loss (gain)	(2)	—	(2)
Benefits paid	(8)	(1)	(7)
Foreign currency exchange rate changes and other movements	(4)	(1)	(3)
Benefits obligation at end of period	60	5	55

Fair value of assets	—	—	—
Present value of funded obligation	—	—	—
Fair value of plan assets	—	—	—
Net present value of funded obligation	—	—	—
Present value of unfunded obligation	(60)	(5)	(55)
Unrecognized net actuarial loss (gain)	(5)	—	(5)
Net amount recognized	(65)	(5)	(60)

	Year Ended December 31, 2007
	TOTAL	BRAZIL	EUROPE
Change in post-employment benefit obligation
Benefit obligation at beginning of period	61	6	55
Service cost	2	—	2
Interest cost	4	1	3
Actuarial loss (gain)	(1)	(1)	—
Benefits paid	(6)	(1)	(5)
Foreign currency exchange rate changes and other movements	8	1	7
Benefits obligation at end of period	68	6	62

Fair value of assets	—	—	—
Present value of funded obligation	—	—	—
Fair value of plan assets	—	—	—
Net present value of funded obligation		—	—
Present value of unfunded obligation	(68)	(6)	(62)
Unrecognized net actuarial loss (gain)	(2)	—	(2)
Net amount recognized	(70)	(6)	(64)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2009
	TOTAL	BRAZIL	EUROPE
Components of net periodic OPEB benefit
Service cost	2	—	2
Interest cost	3	—	3
Curtailments and settlements	(5)	—	(5)
Amortization of unrecognized actuarial (gain) loss	(1)	(1)	—
Total	(1)	(1)	—

	Year Ended December 31, 2008
	TOTAL	BRAZIL	EUROPE
Components of net periodic OPEB cost
Service cost	2	—	2
Interest cost	4	1	3
Total	6	1	5

	Year Ended December 31, 2007
	TOTAL	BRAZIL	EUROPE
Components of net periodic OPEB cost
Service cost	2	—	2
Interest cost	4	1	3
Amortization of unrecognized actuarial (gain) loss	—	(1)	1
Total	6	—	6

Weighted-average assumptions used to determine benefit obligations:

	Pension Plans				Other Post-employment Benefits
				January				January
	December 31,			1,	December 31,			1,
	2009	2008	2007	2007	2009	2008	2007	2007
Discount rate	7.81%	6.21%	6.55%	5.84%	7.67%	6.21%	6.55%	5.84%
Rate of compensation increase	4.23%	3.48%	3.73%	2.98%	4.97%	3.90%	4.18%	3.34%
Expected long-term rate of return on plan assets	7.52%	6.22%	6.30%	6.02%

Cash Contributions

In 2010, the Company expects its cash contributions to amount to 6 for pension plans, 1 for other post employment benefits plans and 10 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 10, 11 and 10 in 2009, 2008 and 2007, respectively.

Statement of Financial Position

Together with plans and obligations that do not constitute pension or other post-employment benefits, the total deferred employee benefits are as follows:

	December 31,			January 1,
	2009	2008	2007	2007
Pension plan benefits	91	90	97	87
Other post-employment benefits	62	65	70	64
Early retirement benefits	39	36	41	35
Other long-term employee benefits	1	—	6	20
Total	193	191	214	206

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to the Company’s operating subsidiaries’ pension plans (as of December 31, 2009, the defined benefit obligation (“DBO”) for pension plans was 185):

	Effect on 2010
	Pre-Tax
	Pension		Effect on 2009		Effect on 2008
	Expense (sum		Pre-Tax Pension		Pre-Tax Pension
	of service cost	Effect of	Expense (sum of	Effect of	Expense (sum of	Effect of
	and interest	December 31,	service cost and	December 31,	service cost and	December 31,
	cost)	2009 DBO	interest cost)	2008 DBO	interest cost)	2007 DBO
Change in assumption
100 basis point decrease in discount rate	1	28	1	22	1	24
100 basis point increase in discount rate	(1)	(21)	—	(17)	(1)	(21)
100 basis point decrease in rate of compensation	(1)	(4)	(1)	(4)	(1)	(4)
100 basis point increase in rate of compensation	1	4	1	4	1	4
100 basis point decrease in expected return on plan assets	(2)	—	(1)	—	(1)	—
100 basis point increase in expected return on plan assets	2	—	1	—	1	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to the Company’s operating subsidiaries’ OPEB plans (as of December 31, 2009 the DBO for post-employment benefit plans was 59):

Effect on 2010
	Pre-Tax OPEB		Effect on 2009		Effect on 2008
	Expense (sum		Pre-Tax OPEB		Pre-Tax OPEB
	of Service cost	Effect of	Expense (sum of	Effect of	Expense (sum of	Effect of
	and interest	December 31,	Service cost and	December 31,	Service cost and	December 31,
	cost)	2009 DBO	interest cost)	2008 DBO	interest cost)	2007 DBO
Change in assumption
100 basis point decrease in discount rate	—	4	—	5	—	5
100 basis point increase in discount rate	—	(4)	—	(4)	—	(5)

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Experience adjustments

The three-year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2009	2008	2007
Present value of the defined benefit obligations	185	144	159
Fair value of the plan assets	163	98	127
Deficit	(22)	(46)	(32)
Experience adjustments: (increase)/decrease plan liabilities	(2)	(7)	(4)
Experience adjustments: increase/(decrease) plan assets	10	(7)	(1)

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2009	2008	2007
Present value of the defined benefit obligation	59	60	68
Fair value of the plan assets	—	—	—
Deficit	(59)	(60)	(68)
Experience adjustments: (increase)/decrease plan liabilities	1	1	1
Experience adjustments: increase/(decrease) plan assets	—	—	—

NOTE 23: CONTINGENCIES

The Company is involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for certain of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued which is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but management believes that publication of this information on a case-by-case basis would seriously prejudice its position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management. Management believes that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period.

In addition, in the normal course of business, the Company and its operating subsidiaries may be subject to audits by the tax authorities in the countries in which they operate. Those audits could result in additional tax liabilities and payments, including penalties for late payment and interest.

Environmental Liabilities

The Company is subject to a broad range of environmental laws and regulations. As of December 31, 2009, the Company had established reserves of 43 for environmental and remedial activities and liabilities.

Belgium

In Belgium, there is an environmental provision of 9, of which the most significant elements are legal obligations linked to soil treatment and removal of slag and fines.

France

In France, there is an environmental provision of 34, which relates to (i) the demolition and clean-up of the Company’s Ardoise facility after operations ceased at the site, (ii) PCB and asbestos removal at, and the subsequent demolition and clean-up of, the Company’s Isbergues facility, and (iii) soil remediation and PCB and asbestos removal at the Company’s Gueugnon facility.

Tax Claims

The Company is party to various tax claims, the most significant of which are set out below. As of December 31, 2009, the Company has established reserves in the aggregate of approximately 15 for the tax related claims disclosed below.

•                 On December 22, 2009, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service in relation to its use of PIS social contributions credits against other federal taxes.  The case is currently awaiting decision in the first administrative instance.  The total amount in dispute under these tax proceedings is approximately 44.

•                  On December 21, 2005, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service in relation to its calculation of PIS and COFINS due to (i) unconditional discounts given to clients, (ii) the value of tax incentives granted by federal legislation (specifically, credits to be offset with IPI) and (iii) revenues derived from exchange rate variations.  The amount in dispute is approximately 29, and the Company is currently awaiting a second instance administrative decision.

•                  On March 15 and March 18, 2005, ArcelorMittal Inox Brasil was assessed by the INSS (the Brazilian Social Securities Institute) for the non-collection of certain payroll taxes between 1999 and 2004 related to the special retirement of employees exposed to unhealthy working conditions.  The amount in dispute is 24 and the matter is on appeal before the Federal Administrative Council of Tax Appeals.

•                  On June 26, 2007, after a final unfavorable decision at the administrative level, ArcelorMittal Inox Brasil brought an annulment action to void a tax assessment issued by the Brazilian Federal Revenue Service due to alleged underpayment of payroll taxes between 1998 and 2002 related to certain payments made to its employees under collective agreements.  The Company is awaiting a decision in the first judicial instance.  The amount currently under dispute is approximately 8.

•                  In January 2007, ArcelorMittal Inox Brasil was assessed by the State of Minas Gerais with regard to unjustified VAT credits deducted on the acquisition of materials.  The total amount in dispute under this tax proceeding is approximately 4.

•                  On December 5, 2007, the Brazilian Federal Revenue Service challenged IPI (Tax on Industrialized Products (similar to Federal VAT)) tax credits registered by ArcelorMittal Inox Brasil from January 2003 to December 2006 related to the acquisition of certain materials.The claim alleges that the products acquired are either not related to the final product or not integrally consumed during operations.  The amount in dispute is approximately 8 and the Company is currently awaiting judgment in the first administrative instance.

•                  On October 13, 1998, the Federal Revenue Service filed a tax foreclosure action against the Company in relation to the alleged underpayment of payroll taxes in the period of January 1987 to July 1997.  After the Company initially prevailed in the Federal Court, the Brazilian Federal Revenue Service filed an appeal with the Federal Court of Appeals.  The amount in dispute is approximately 6.

•                  On December 21, 2005, the Brazilian Federal Revenue Service assessed ArcelorMittal Inox Brasil for taxes related to intra-group credit transactions.  The amount in dispute of 5 is currently on appeal before the Federal Administrative Council of Appeals.

•                  On February 3, 1993, the Brazilian Federal Union filed a collection action against ArcelorMittal Inox Brasil, alleging that it did not pay “compensation” required by law to offset the use of water resources in the construction of a hydroelectric plant.  The Company recognized the collection and paid the principal amount, but is currently disputing the additional compensation and the interests related to this amount.  After an unfavorable decision in the first judicial instance, the Company appealed to the second judicial instance and is awaiting judgment.  The amount in dispute is approximately 4.

•                  On March 31, 2000, the Brazilian Federal Revenue Service filed a tax foreclosure action against ArcelorMittal Inox Brasil in relation to the non-payment of Federal Union legal fees.  The decisions in the first and second instances were not favorable and the case is currently on appeal and awaiting trial in the Superior Court of Justice. The remaining amount in dispute is approximately 3.

•                  On September 30, 2002, ArcelorMittal Inox Brasil was assessed by the Brazilian Federal Revenue Service for recovery of taxes allegedly owed in relation to a “drawback” (a special tax benefit which allows the suspension of taxes due on the importation of inputs such as raw materials, equipment parts, packing material, etc.). The amount in dispute is approximately 3 and the case is still in the first administrative instance.

Labor Disputes

The Company is presently involved in a number of labor disputes, the most significant of which are set out below.

Brazil

•                  The Company is party to a number of labor claims in Brazil in relation to, among other things, overtime and severance payments.  The total amount in dispute under these claims is approximately 63, the most significant of which are described below:

•                  On January 1, 2006, the trade union of ArcelorMittal Inox Brasil filed a claim against the Company in relation to the back-payment  of wages.  The decisions of both the First Labor Court in the city of Coronel Fabriciano/MG and the Labor Court of Appeals of the State of Minas Gerais were not in favorable, and the Company has since appealed the decision to the Superior Labor Court. The trade union has already initiated enforcement proceedings  based on the Labor Court of Appeals’ decision.  The amount in dispute is approximately 41.

•                  On March 3, 2007, a claim was filed by a trade union against the Company demanding payment of mandatory amounts in respect of unhealthy working conditions. The Second Labor Court in the city of Coronel Fabriciano/MG rejected the trade union’s claim, and the Labor Court of Appeals of the State of Bahia upheld the decision. The trade union has since appealed to the Superior Labor Court, and the claim is awaiting a decision. The amount in dispute is approximately 10.

France

•                  On October 20, 2005, a class action lawsuit was filed by 315 employees against ArcelorMittal Stainless France contesting the calculation of their annual paid vacation leave and seniority bonuses.  The Court of Appeals in Lyon found in favor of the employees in the amount of approximately 3 and the Company appealed to the highest court of appeals in France (the Cour de Cassation)  and is awaiting a decision.  The amount in dispute is approximately 5.

Other Fines and Penalties

The Company is party to an administrative proceeding with the Brazilian Central Bank regarding a fine related to an allegation of irregular exchange operation on foreign exchange transactions. A ruling against the Company in the amount of 18 is currently under appeal before the Council of Appeals of the Brazilian Financial System.

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

Historically, the majority of the Company’s operations were managed as a single operating and reportable segment corresponding to the Stainless Steel segment of ArcelorMittal and the chief operating decision maker was the ArcelorMittal Group Management Board. In conjunction with the proposed spinoff, the Company’s management identified the Chief Executive Officer and Chief Financial Officer of the Company as its chief operating decision maker, which is the individual or body of individuals responsible for the allocation of resources and assessment of performance of the operating segments. In April 2010, the newly identified chief operating decision maker began managing the business according to three operating segments.

An operating segment is a component of the Company:

•                  that is engaged in business activities from which it earns revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the Company);

•                  whose operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to the segment and to assess its performance;

•                  and for which discrete financial information is available.

APERAM reports its operations in three segments: Stainless & Electrical Steel, Alloys & Specialties and Services & Solutions.

•                  Stainless & Electrical Steel operates upstream and downstream facilities located in France and Belgium as well as an integrated plant in Brazil. APERAM is the only integrated producer of flat stainless and silicon steel in South America;

•                  Alloys & Specialties is specialized in the design, production and transformation of nickel and cobalt alloys and certain specific stainless steels.  Its facilities are mainly located in France with ownership interests in China and central India;

•                  Services & Solutions represents the trading and distribution arm of APERAM. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements including stainless precision strips and welded tubes.

The following table summarizes certain financial data relating to APERAM’s operations in its different segments.

	Stainless
	&		Services
	Electrical	Alloys &	&	Others /
	Steel	Specialties	Solutions	Eliminations*	Total
Year ended December 31, 2009
Sales from external customers	2,125	430	1,677	3	4,235
Intersegment sales**	1,060	5	81	(1,146)	—
Operating loss	(157)	(1)	(40)	(9)	(207)
Depreciation	278	6	31	4	319
Impairment	9	—	5	—	14
Capital expenditures	77	13	20	5	115
Total assets	5,342	255	812	724	7,133
Total liabilities	1,237	105	422	1,780	3,544

Year ended December 31, 2008
Sales from external customers	4,784	800	2,729	45	8,358
Intersegment sales**	2,003	1	94	(2,098)	—
Operating income (loss)	345	26	(43)	54	382
Depreciation	277	6	30	6	319
Impairment	20	—	—	—	20
Capital expenditures	174	9	29	36	248
Total assets	5,018	315	973	1,034	7,340
Total liabilities	1,314	228	489	2,030	4,061

Year ended December 31, 2007
Sales from external customers	5,311	868	3,002	38	9,219
Intersegment sales**	2,163	4	92	(2,259)	—
Operating income	763	61	56	23	903
Depreciation	238	6	23	8	275
Capital expenditures	208	16	32	20	276
Total assets	6,558	356	1,243	1,393	9,550
Total liabilities	1,820	206	713	1,291	4,030

January 1, 2007
Total assets	6,378	379	924	453	8,134
Total liabilities	1,820	173	781	1,358	4,132

*                 Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

**          Transactions between segments are conducted on the same basis of accounting as transactions with third parties.

The reconciliation from operating (loss) income to net (loss) income is as follows:

	Year Ended December 31,
	2009	2008	2007
Operating (loss) income	(207)	382	903
Income from other investments	2	—	—
Interest income	10	59	36
Interest expense and other net financing costs	(12)	(282)	(153)
(Loss) income before taxes	(207)	159	786
Income tax (benefit) expense	(57)	61	227
Net (loss) income (including non-controlling interests)	(150)	98	559

Geographical information

Sales (by destination)

	Year Ended December 31,
	2009	2008	2007
Americas
Brazil	931	1,820	1,615
United States	161	305	443
Others	173	315	320
Total Americas	1,265	2,440	2,378
Europe
Germany	805	1,661	1,681
France	327	789	1,236
Italy	467	905	1,129
Poland	117	186	139
Belgium	141	321	217
Spain	110	252	282
Others	695	1,262	1,437
Total Europe	2,662	5,376	6,121
Asia & Africa
South Korea	118	193	181
China	41	104	160
Others	149	245	379
Total Asia & Africa	308	542	720

Total	4,235	8,358	9,219

APERAM

(millions of U.S. dollars)

Capital expenditures and assets* per significant country

	Capital expenditures			Total assets				Non-current assets
	For the year ended December 31,			As of December 31,			January 1,	As of December 31,			January 1,
	2009	2008	2007	2009	2008	2007	2007	2009	2008	2007	2007
Americas
Brazil	38	86	153	1,885	1,714	2,719	2,109	1,305	1,161	1,577	1,282
Others	—	2	4	133	203	215	127	30	33	37	3
Total Americas	38	88	157	2,018	1,917	2,934	2,236	1,335	1,194	1,614	1,285
Europe
France	36	63	41	1,278	1,788	2,325	1,818	640	654	657	601
Belgium	28	73	54	1,704	1,801	2,291	2,259	1,273	1,322	1,453	1,332
Poland	7	5	11	58	57	59	38	26	18	18	5
Czech Republic	—	9	7	54	64	63	39	29	30	27	19
Italy	—	1	2	94	111	162	267	31	35	41	39
Others	5	6	1	262	241	310	348	44	47	50	50
Total Europe	76	157	116	3,450	4,062	5,210	4,769	2,043	2,106	2,246	2,046
Asia & Africa
China	1	1	3	20	28	37	31	7	6	7	4
Others	—	2	—	8	11	15	13	2	4	2	2
Total Africa & Asia	1	3	3	28	39	52	44	9	10	9	6
Unallocated				1,637	1,322	1,354	1,085	1,636	1,321	1,353	1,083
assets
Total	115	248	276	7,133	7,340	9,550	8,134	5,023	4,631	5,222	4,420

*                 Assets are operational assets employed in each region and include items such as pension balances that are specific to a country. They exclude attributed goodwill, deferred tax assets, other investments or other non-current receivables and other non-current financial assets.. Such assets are shown under the caption “Unallocated assets”

NOTE 25: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The total annual compensation of APERAM’s employees paid in 2009, 2008, and 2007 was as follows:

	Year Ended December 31,
	2009	2008	2007
Employee Information
Wages and salaries	589	748	688
Pension cost	15	11	11
Total	604	759	699

As of December 31, 2009, 2008 and 2007, APERAM employed approximately 9,916, 12,164 and 11,555 persons, respectively.

In addition to the information in the table above, as disclosed in notes 1 and 13, costs associated with certain corporate functions provided by ArcelorMittal have been allocated to the Company. The total annual compensation, including base salary and/or director fees, short-term performance-related bonuses, post-employment benefits and share based compensations of ArcelorMittal’s key management personnel, including its Board of Directors, allocated to the Company based on sales amounts to 2, 3 and 6 for the years ended December 31, 2009, 2008 and 2007, respectively.

The fair value of stock options granted to the Company’s key management personnel is recorded as an expense in the combined financial statement of operations over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2009, 2008 and 2007, the Company did not have any outstanding loans or advances to members of ArcelorMittal’s Board of Directors or key management personnel and had not given any guarantees for the benefit of any member of ArcelorMittal’s Board of Directors or key management personnel.

Deloitte

Luxembourg, November 22, 2010

To the Board of Directors and Shareholder

of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”)

ArcelorMittal, Société Anonyme

19, avenue de la Liberté

L-2930 Luxembourg

Deloitte S.A. 560, rue de Neudorf L-2220 Luxembourg B.P. 1173 L-1011 Luxembourg Tel: +352 451 451 Fax: +352 451 452 401 www.deloitte.lu

REPORT OF THE RÉVISEUR D’ENTREPRISES AGRÉÉ ON REVIEW OF INTERIM FINANCIAL INFORMATION

Introduction

We have reviewed the accompanying condensed combined statements of financial position of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”) as of June 30, 2010 and the related condensed combined statements of operations, comprehensive income (loss), changes in equity and cash flows for the six month periods ended June 30, 2010 and June 30, 2009, (collectively, the “interim financial information”). Management of ArcelorMittal is responsible for the preparation and fair presentation of this interim financial information in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union.

Deloitte S.A.
Réviséur d’entreprises agréé

/s/ Eric van de Kerkhove

Eric van de Kerkhove

Partner

November 22, 2010

560, rue de Neudorf

L-2220 Luxembourg

Société Anonyme

RCS Luxembourg B 67.895

Autorisation d’établissement: n°88607

Member of Deloitte Touche Tohmatsu

APERAM

Condensed Combined Statements of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	122	118
Trade accounts receivable	468	324
Inventories (note 2)	1,464	1,089
Prepaid expenses and other current assets (note 3)	806	579
Total current assets	2,860	2,110

Non-current assets:
Goodwill and intangible assets	924	1,045
Property, plant and equipment	2,774	3,193
Investments in associates	137	132
Other investments	116	103
Deferred tax assets	167	173
Other assets	77	377
Total non-current assets	4,195	5,023
Total assets	7,055	7,133

The accompanying notes are an integral part of these condensed combined financial statements.

APERAM

Condensed Combined Statements of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2010	December 31, 2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 6)	902	506
Trade accounts payable	975	608
Short-term provisions	30	39
Accrued expenses and other liabilities	351	488
Income tax liabilities	11	2
Total current liabilities	2,269	1,643

Non-current liabilities:
Long-term debt, net of current portion (note 6)	945	1,375
Deferred tax liabilities	151	178
Deferred employee benefits	161	193
Long-term provisions	127	136
Other long-term obligations	13	19
Total non-current liabilities	1,397	1,901
Total liabilities	3,666	3,544

Equity (note 4):
Capital employed	3,178	2,995
Foreign currency translation adjustments	140	535
Unrealized gain on available-for-sale securities	67	53
ArcelorMittal’s net investment	3,385	3,583
Non-controlling interests	4	6
Total equity	3,389	3,589
Total liabilities and equity	7,055	7,133

The accompanying notes are an integral part of these condensed combined financial statements.

APERAM

Condensed Combined Statements of Operations

(millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2010	2009
Sales
(including 96 and 66 of sales to related parties in 2010 and 2009, respectively)	2,798	1,929
Cost of sales
(including depreciation of 146 and 151 and purchases from related parties of 613 and 202 in 2010 and 2009, respectively)	2,502	2,013
Gross margin	296	(84)
Selling, general and administrative	120	158
Operating income (loss)	176	(242)

Income from other investments	8	1
Interest income	4	6
Interest expense and other net financing costs	(45)	2
Income (loss) before taxes	143	(233)

Income tax expense (benefit) (note 5)	28	(27)
Net income (loss) (including non-controlling interests)	115	(206)
Net income (loss) attributable to:
ArcelorMittal’s net investment	114	(206)
Non-controlling interests	1	—
Net income (loss) (including non-controlling interests)	115	(206)

The accompanying notes are an integral part of these condensed combined financial statements.

APERAM

Condensed Combined Statements of Comprehensive (Loss) Income
(millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2010		2009
Net income (loss) (including non-controlling interests)		115		(206)

Gain arising during the period on available-for-sale investments (net of tax expense of 3 and 4 in 2010 and 2009, respectively)	14		17

Exchange differences arising primarily on translation of foreign operations (net of tax benefit (expense) of 9 and (51) in 2010 and 2009, respectively)	(395)		288

Share of other comprehensive loss related to associates	(1)		—

Total other comprehensive (loss) income	(382)		305

Total other comprehensive (loss) income attributable to:
ArcelorMittal’s net investment	(381)		305
Non-controlling interests	(1)		—
		(382)		305
Net comprehensive (loss) income		(267)		99

Net comprehensive (loss) income attributable to:
ArcelorMittal’s net investment		(267)		99
Non-controlling interests		—		—
Total comprehensive (loss) income		(267)		99

The accompanying notes are an integral part of these condensed combined financial statements.

APERAM

Condensed Combined Statements of Changes in Equity

(millions of U.S. dollars)

(unaudited)

			Unrealized
		Foreign	Gains (Losses)
		Currency	on Available
		Translation	for Sale	ArcelorMittal’s net	Non-controlling	Total
	Capital Employed	Adjustments	Securities	investment	interests	Equity
Balance at December 31, 2008	3,233	12	22	3,267	12	3,279
Net loss	(206)	—	—	(206)	—	(206)
Other comprehensive income	—	288	17	305	—	305
Total comprehensive (loss) income	(206)	288	17	99	—	99
Recognition of share based payments	3	—	—	3	—	3
Capital transactions with ArcelorMittal (note 4)	108	—	—	108	—	108
Dividends	(13)	—	—	(13)	(5)	(18)
Balance at June 30, 2009	3,125	300	39	3,464	7	3,471

Balance at December 31, 2009	2,995	535	53	3,583	6	3,589
Net income	114	—	—	114	1	115
Other comprehensive (loss) income	—	(395)	14	(381)	(1)	(382)
Total comprehensive (loss) income	114	(395)	14	(267)	—	(267)
Recognition of share based payments	2	—	—	2	—	2
Capital transactions with ArcelorMittal (note 4)	69	—	—	69	—	69
Dividends	(2)	—	—	(2)	(2)	(4)
Balance at June 30, 2010	3,178	140	67	3,385	4	3,389

The accompanying notes are an integral part of these condensed combined financial statements.

APERAM

Condensed Combined Statements of Cash Flows

(millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2010	2009
Operating activities:
Net income (loss)	115	(206)

Adjustments to reconcile net income (loss) to net cash provided by operations and payments:
Depreciation	146	151
Interest expense	55	61
Income tax expense (benefit)	28	(27)
Net realizable value and onerous supply contracts (*)	8	27
Unrealized gains on derivative instruments	(17)	(46)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	5	(90)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(213)	158
Inventories	(532)	293
Interest paid (net)	(64)	(54)
Income taxes refunded	2	2
Trade accounts payable	467	(159)
Other working capital movements	(40)	(95)
Net cash (used in) provided by operating activities	(40)	15

Investing activities:
Purchase of property, plant and equipment	(42)	(58)
Loans under cash pooling arrangements (net)	(64)	155
Other investing activities (net)	3	12
Net cash (used in) provided by investing activities	(103)	109

Financing activities:
Proceeds from short-term debt	18	14
Proceeds from long-term debt	8	55
Payments of short-term debt	(60)	(69)
Payments of long-term debt	(97)	(23)
Borrowings (repayments) under cash pooling arrangements (net)	249	(106)
Dividends paid to ArcelorMittal	(59)	(10)
Dividends paid to non-controlling shareholders	—	(5)
Change in ArcelorMittal’s net investment (**)	98	58
Other financing activities (net)	(2)	(1)
Net cash provided by (used in) financing activities	155	(87)

Effect of exchange rate changes on cash	(8)	17
Net increase in cash and cash equivalents	4	54
Cash and cash equivalents:
At the beginning of the period	118	126
At the end of the period	122	180

*                 Refer to note 2 for more information on inventory write-downs

**   Includes cash flows resulting from legal reorganizations between APERAM and ArcelorMittal. Refer to note 4 for more information on changes in ArcelorMittal’s net investment.

The accompanying notes are an integral part of these condensed combined financial statements.

NOTE 1 — BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed combined financial statements

The condensed combined financial statements of APERAM (formerly known as ArcelorMittal Stainless & Specialty Steels) (the “Company”) as of and for the six months ended June 30, 2010 and 2009 (the “Interim Combined Financial Statements”) have been prepared in accordance with International Accounting Standards (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the combined financial statements and the notes thereto as of and for the year ended December 31, 2009 which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

Accounting policies

The Interim Combined Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value, and inventories which are measured at the lower of net realizable value or cost. The basis of presentation, basis of combination, and accounting policies used to prepare the Interim Combined Financial Statements are the basis of presentation and basis of combination described in Note 1 and the policies described in Note 2 of the combined financial statements as of and for the year ended December 31, 2009.

On May 6, 2010, the International Accounting Standards Board (“IASB”) issued Improvements to IFRSs, a collection of amendments to seven IFRSs. Some of the amendments are effective for annual periods beginning on or after January 1, 2011, and others for annual periods beginning on or after July 1, 2010, although entities are generally permitted to adopt them earlier. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these amendments.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 — INVENTORIES

Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 121 and 149 as of June 30, 2010 and December 31, 2009, respectively, is comprised of the following:

	June 30, 2010	December 31, 2009
Finished products	805	387
Production in process	346	427
Raw materials	188	133
Manufacturing supplies, spare parts and other	125	142
Total	1,464	1,089

Due to the sharp decline in the market prices of raw materials and steel demand in the beginning of 2009, which continued to a lesser extent in the beginning of 2010, the Company wrote down its inventory to its net realizable value. The amount of write-downs of inventories to net realizable value recognized as an expense was 22 and 103 during the six months ended June 30, 2010 and 2009, respectively. During the six months ended June 30, 2010 and 2009, utilization of existing write-downs due to normal inventory consumption was 32 and 245, respectively.

NOTE 3 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The income tax indemnification from ArcelorMittal France of €200 million (245 and 288 as of June 30, 2010 and December 31, 2009, respectively) has been reclassified from other assets to prepaid expenses and other current assets as of June 30, 2010 as its settlement is expected in the first quarter of 2011.

	June 30, 2010	December 31, 2009
Amounts receivable under cash pooling arrangements	362	344
Income tax indemnification from ArcelorMittal
France	245	—
VAT and other amount receivable from tax authorities	98	110
Income tax receivable	15	43
Other	86	82
Total	806	579

NOTE 4 — EQUITY

Capital transactions with ArcelorMittal

Capital transactions with ArcelorMittal amounted to 69 during the six months ended June 30, 2010 and mainly included a contribution by ArcelorMittal of 97 with respect to the capital increases in ArcelorMittal Stainless Tubes Europe for 73 and ArcelorMittal Stainless Precision Europe for 24.

Capital transactions with ArcelorMittal amounted to 108 during the six months ended June 30, 2009 and mainly included a contribution by ArcelorMittal of 120 with respect to the sale of a 7% stake in ArcelorMittal Finance & Services Belgium to ArcelorMittal. In 2008, ArcelorMittal Stainless Belgium entered into a loan agreement with a subsidiary of ArcelorMittal in the amount of 3,172 and subsequently purchased shares of ArcelorMittal Finance & Services Belgium for 3,172. In 2009, the shares were sold for 150 more than the purchase price. As this transaction was related to internal restructuring rather than the operations of the Company’s business, the effect of this transaction, including interest expense and tax effects, have been recorded as a change in ArcelorMittal’s net investment. In 2009, this resulted in an increase of ArcelorMittal’s net investment of 120 related to the gain on disposal offset by interest expense.

Dividends

Certain entities within the scope of the Company’s combined financial statements historically owned by ArcelorMittal entities which are not in the scope of the Company’s combined financial statements paid dividends between January 1, 2010 and June 30, 2010 and January 1, 2009 and June 30, 2009 for 2 and 13, respectively. These dividend payments have been maintained in the combined financial statements and treated as distributions by the Company.

NOTE 5 — INCOME TAX

The tax expense (benefit) for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pretax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

Income tax expense (benefit) was 28 and (27) for the six months ended June 30, 2010 and 2009, respectively. The increase in the income tax expense is due to changes in the estimated results at subsidiaries as the Company’s operating entities experienced an overall increase in profitability for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

NOTE 6 — SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2010	December 31, 2009
Short-term bank loans and other credit facilities	568	373
Current portion of long-term debt	330	129
Lease obligations	4	4
Total	902	506

Short-term debt includes short-term loans, mainly overdrafts under a cash pooling arrangement with ArcelorMittal.

The Company’s long-term debt consisted of the following:

	Year of	Type of	Interest		June 30,	December 31,
	maturity	Interest	rate (1)		2010	2009
Americas
900 credit facility	2018	Fixed	10.00%		777	777
Other loans	2010-	Fixed/Floating	1.50	%-		156
Fixed/Floating	2019		9.31%		141
Total Americas					918	933
Europe and Asia
€200 million loan	2011	Floating	3.72%		245	288
€125 million credit facility	2015	Floating	—		—	135
€100 million credit facility	2011	Floating	2.05%		49	58
ArcelorMittal Treasury	2010-	Floating	5.36%
Loans	2013				29	35
Other loans	2010-	Fixed/Floating	3.75	%-		27
Fixed/Floating	2015		6.53%		11
Total Europe and Asia					334	543
Total					1,252	1,476
Less current portion of long-term debt					330	129
Total long-term debt (excluding lease obligations)					922	1,347
Lease obligations (2)					23	28
Total long-term debt, net of current portion					945	1,375

(1)                                                 Rates applicable to balances outstanding at June 30, 2010.

(2)                                                 Net of current portion of 4 and 4 as of June 30, 2010 and December 31, 2009 respectively.

Americas

900 credit facility

On April 4, 2008, ArcelorMittal Inox Brazil entered into a 900 bilateral credit facility with ArcelorMittal Investment. The contract matures in 2018 and bears a fixed interest rate of 10%. The facility has been treated as part of the net investment of ArcelorMittal and as such all revaluation gains and losses are recognized in equity. On June 30, 2010 the total credit facility was transferred from ArcelorMittal Investment to ArcelorMittal Finance.

NOTE 7 — SEGMENT REPORTING

APERAM reports its operations in three segments: Stainless & Electrical Steel, Alloys & Specialties and Services & Solutions.

The following table summarizes certain financial data relating to the Company’s operations in its different segments:

	Stainless
	&		Services
	Electrical	Alloys &	&	Others /
	Steel	Specialties	Solutions	Eliminations*	Total
Six months ended June 30, 2010
Sales from external customers	1,432	233	1,133	—	2,798
Intersegment sales**	828	4	52	(884)	—
Operating income	86	22	53	15	176
Depreciation	128	3	15	—	146
Capital expenditures	35	3	4	—	42
Total assets	5,077	293	1,089	596	7,055
Total liabilities	1,334	121	592	1,619	3,666

Six months ended June 30, 2009
Sales from external customers	1,042	218	666	3	1,929
Intersegment sales**	414	1	35	(450)	—
Operating loss	(196)	(5)	(33)	(8)	(242)
Depreciation	131	3	13	4	151
Capital expenditures	35	7	11	5	58
Total assets	4,865	250	658	1,214	6,987
Total liabilities	1,072	129	315	2,000	3,516

*                                         Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

**                                  Transactions between segments are conducted on the same basis of accounting as transactions with third parties.

The reconciliation from operating income (loss) to net income (loss) is as follows:

	Six months ended June 30,
	2010	2009
Operating income (loss)	176	(242)

Income from other investments	8	1
Interest income	4	6
Interest expense and other net financing costs	(45)	2

Income (loss) before taxes	143	(233)
Income tax expense (benefit)	28	(27)
Net income (loss) (including non-controlling interests)	115	(206)

Geographical information

Sales (by destination)

	Six months ended June 30,
	2010	2009
Americas
Brazil	670	365
United States	112	92
Others	100	91
Total Americas	882	548

Europe
Germany	555	373
Italy	311	201
France	225	166
Belgium	87	69
Spain	71	48
Poland	58	53
Others	412	301
Total Europe	1,719	1,211

Asia & Africa
South Korea	36	67
China	28	26
Others	133	77
Total Asia & Africa	197	170

Total	2,798	1,929

NOTE 8 — COMMITMENTS

APERAM’s commitments consist of three main categories:

•                  Various purchase and capital expenditure commitments,

•                  Pledges, guarantees and other collateral instruments given to secure financial debt and credit lines,

•                  Non-cancellable operating leases and other.

The total of commitments by category is as follows:

	June 30, 2010	December 31, 2009
Purchase commitments	1,461	1,052
Capital expenditure commitments	—	11
Guarantees, pledges and other collateral	123	92
Operating leases	31	25
Other commitments	2	2
Total	1,617	1,182

NOTE 9 — CONTINGENCIES

The Company is involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to the combined financial statements as of and for the year ended December 31, 2009.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for certain of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued which is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but management believes that publication of this information on a case-by-case basis would seriously prejudice its position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management. Management believes that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period.

In addition, in the normal course of business, the Company and its operating subsidiaries may be subject to audits by the tax authorities in the countries in which they operate. Those audits could result in additional tax liabilities and payments, including penalties for late payment and interest.

During the six months ended June 30, 2010, the Company was not involved in any new significant cases and there were no significant developments regarding cases presented in note 23 of the combined financial statements of the Company as of and for the year ended December 31, 2009.

NOTE 10 — SUBSEQUENT EVENTS

On October 1, 2010, the Company increased its stake in ArcelorMittal Bioenergìa from 34% to 36.5% through a subscription of a capital increase.

On November 1, 2010, the Company and ArcelorMittal Brasil signed a letter of intent under which the parties agreed to distribute to ArcelorMittal Brasil the assets and liabilities of ArcelorMittal BioEnergia related to the operations supporting ArcelorMittal Brasil in exchange for shares of ArcelorMittal BioEnergia held by ArcelorMittal Brasil. Following the completion of this transaction, which is expected in the first half of 2011, ArcelorMittal BioEnergia will become a wholly-owned consolidated subsidiary of the Company.

Deloitte

Deloitte S.A. 560, rue de Neudorf L-2220 Luxembourg B.P. 1173 L-1011 Luxembourg Tel: +352 451 451 Fax: +352 451 452 401 www.deloitte.lu

REPORT OF THE REVISEUR D’ENTREPRISES AGRÉÉ
ON PRO FORMA INFORMATION

To the Board of Directors and Shareholder

of APERAM (formerly “ArcelorMittal Stainless & Specialty Steels”)

ArcelorMittal, Société Anonyme

19, Avenue de la Liberté

L-2930 Luxembourg

In our capacity as reviseur d’entreprises agréé of ArcelorMittal Société Anonyme (“ArcelorMittal”), and in application of Commission Regulation (EC) 809/2004, we have drawn up this report on unaudited pro forma combined statements of operations for the year ended December 31, 2009 and the six-month period ended June 30, 2010 and unaudited pro forma combined statement of financial position as of June 30, 2010 (the “Unaudited Pro Forma Combined Financial Information”) of APERAM (the “Company”) for the financial period ended June 30, 2010 included in its prospectus dated on or about December 15, 2010.

The pro forma combined statements of operations for the year ended December 31, 2009 and the six-month period ended June 30, 2010, give effect to the separation and distribution and related transactions as if they occurred as of January 1, 2009. The unaudited pro forma combined statement of financial position, gives effect to the separation from ArcelorMittal and related transactions as if they occurred as of June 30, 2010.

The Unaudited Pro Forma Combined Financial Information, prepared for illustrative purposes only, has been adjusted to give effect to:

•                       the planned distribution of the Company’s ordinary shares to shareholders of ArcelorMittal assuming a distribution ratio determined by the Company;

•                       the incurrence of debt under new financing arrangements and the associated interest expense and other financing costs;

•        the repayment of related party debt and payables, in each case, owed by the Company to ArcelorMittal.

Because of its nature, the Unaudited Pro Forma Combined Financial Information addresses a hypothetical situation and may not be indicative of the financial position or results that could have been evidenced if the transaction or event would have occurred at a prior date compared to the estimated date.

Société Anonyme

RCS Luxembourg B 67.895

Autorisation d’établissement: n°88607

Member of Deloitte Touche Tohmatsu

The Management of ArcelorMittal is responsible for the preparation of the pro forma information, in accordance with the requirements of Commission Regulation (EC) 809/2004 regarding pro forma information.

It is our responsibility to provide an opinion, as required by Item 7 of Annex II of Commission Regulation (EC) 809/2004, as to the appropriate compilation of the pro forma information. We are not responsible for expressing any other opinion on the pro forma information or on any of its constituent elements.

We performed our work in accordance with the practice guideline (recommandation professionnelle) issued by the Institut des Réviseurs d‘Entreprises in relation to the role of the réviseur d‘entreprises agréé in the context of the publication of a prospectus. Our work, which involved no independent examination of any of the underlying pro forma information, consisted primarily of comparing the pro forma information with the source documents, considering the evidence supporting the adjustments and discussing with the Management of the Company to obtain the information and explanations we considered necessary.

We planned and performed our work so as to obtain the information and explanations we considered necessary to provide reasonable assurance that the pro forma financial information has been properly compiled on the basis stated.

In our opinion:

•                  the pro forma information has been properly compiled on the basis stated; and

•                  such basis is consistent with the accounting policies of the issuer, which are in accordance with International Financial Reporting Standards as adopted by the EU

This report is issued exclusively in the context of the issuance of the prospectus dated on or about December 15, 2010 by the Company and may not be used for any other purpose.

For Deloitte S.A., Cabinet de révision agréé

/s/ Eric van de Kerkhove

Eric van de Kerkhove, Réviseur d’entreprises agréé

Partner

December 10, 2010

560, rue de Neudorf

L-2220 Luxembourg